As filed with the Securities and Exchange Commission on November 1, 2021.

Registration No. 333-260194

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-1 REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Lulu’s Fashion Lounge Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5961	20-8442468
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

195 Humboldt Avenue

Chico, California 95928

Telephone: (530) 343-3545

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David McCreight

Chief Executive Officer

195 Humboldt Avenue

Chico, California 95928

Telephone: (530) 343-3545

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc D. Jaffe Tad J. Freese Adam J. Gelardi Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Telephone: (212) 906-1200 Facsimile: (212) 751-4864	Naomi Beckman-Straus General Counsel 195 Humboldt Avenue Chico, California 95928 Telephone: (530) 343-3545	Kristin VanderPas Dave Peinsipp Denny Won Cooley LLP 3 Embarcadero Center, 20th Floor San Francisco, California 94111 Telephone: (415) 693-2000 Facsimile: (415) 693-2222

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “accelerated filer,” “large accelerated filer.” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(1)	Amount of registration fee(3)
Common stock, par value $0.001 per share	6,612,500	$19.00	$125,637,500	$11,646

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of 862,500 shares of common stock that may be sold if the option to purchase additional shares of common stock granted by the Registrant to the underwriters is exercised.
(3)	Of this amount, the Registrant previously paid $9,270 of the total registration fee in connection with the previous filing of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 1, 2021

5,750,000 Shares

Common Stock

This is the initial public offering of shares of common stock of Lulu’s Fashion Lounge Holdings, Inc. We are offering 5,750,000 shares of common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $16.00 and $19.00 per share.

Upon completion of this offering, and assuming no exercise of the underwriters’ option to purchase additional shares, our executive officers, directors, and principal stockholders will own, in the aggregate, approximately 79.8% of our outstanding common stock. These stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors, amendment of our amended and restated certificate of incorporation, and approval of significant corporate transactions and will have significant control over our management and policies.

We have applied to list our common stock on the Nasdaq Global Market (“Nasdaq”) under the symbol “LVLU.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements in this prospectus and may elect to do so in future filings.

Principal Global has indicated an interest in purchasing an aggregate of approximately $15.0 million in shares of our common stock in this offering at the initial public offering price per share and on the same terms as the other purchasers in this offering. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any or all of these stockholders, or any or all of these stockholders may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering.

Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 27 to read about factors you should consider before deciding to invest in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional 862,500 shares of common stock from us at the initial public offering price, less underwriting discounts and commissions.

The underwriters expect to deliver the shares against payment in New York, New York on             , 2021.

Goldman Sachs & Co. LLC	BofA Securities	Jefferies

Baird	Cowen	KeyBanc Capital Markets	Piper Sandler

Telsey Advisory Group

Prospectus dated             , 2021

Lulus

Our Vision To be the most beloved woman’s brand for affordable luxury fashion through curated, exclusive products at reasonable prices, Superior Customer Service, and a personalized shopping experience

Lulus by the Numbers Scale and Growth Profit Drivers 2.5mm 94% Active Customers1 of reorder products sold without moving to sale pricing2 7.5mm+ 65% social media followers1 of sales from repeat customers2 40%+ 2x YTD 2021 YoY net revenue growth1A 90%+ 03 2021 YoY net revenue growth4 ratio of 1st order contribution profit to CAC3 1. As of October 3, 2021. Financial information as of and for the period ended October 3, 2021 is based on management estimates and has not been audited or reviewed by our independent accountants. As such, the information is subject to change. Year over year net revenue growth figures are based on the midpoint of the estimated range for the period ended October 3, 2021 that is included elsewhere in this prospectus. 2. During 1H 2021. 3. Average for the cohorts acquired between 2017 and 1H 2021. We define CAC as our brand and performance marketing expenses attributable to acquiring new customers, including, but not limited to, agency costs and marketing team costs but excluding any applicable equity-based compensation, divided by the number of customers who placed their first order with us in a given period. 4. Net revenue growth based on unaudited preliminary estimated results.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters (or any of our or their respective affiliates) are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is only accurate as of the date on the front cover of this prospectus.

Through and including             , 2021 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor the underwriters (or any of their respective affiliates) have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our shares and the distribution of this prospectus outside the United States.

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Basis of Presentation

On August 28, 2017, we executed a reorganization of our corporate structure. Our original parent company was called Lulu’s Holdings, LLC. This entity was converted to a limited partnership, and is now known as Lulu’s Holdings, L.P. (the “LP”). We formed two new subsidiaries, Lulu’s Fashion Lounge Holdings, Inc., the issuer in this offering, and Lulu’s Fashion Lounge Parent, LLC, to sit between the partnership and our operating company. Our operating company, previously known as Lulu’s Fashion Lounge, Inc., was converted from a California corporation to a Delaware limited liability company, Lulu’s Fashion Lounge, LLC, an indirect wholly-owned subsidiary of the issuer. Unless otherwise indicated or the context otherwise requires, references in this prospectus to the terms “Lulus,” “we,” “us,” “our,” or the “Company” refer to Lulu’s Fashion Lounge Holdings, Inc. and its consolidated subsidiaries.

Our fiscal year is a “52-53 week” year ending on the Sunday closest in proximity to December 31, such that each quarterly period will be 13 weeks in length, except during a 53 week year when the fourth quarter will be 14 weeks. References herein to “fiscal 2020” and/or “2020” relate to the year ended January 3, 2021, references herein to “fiscal 2019” and/or “2019” relate to the year ended December 29, 2019, and references herein to “fiscal 2018” and/or “2018” relate to the year ended December 30, 2018. The years ended December 29, 2019 and December 30, 2018 were 52 week years, and the year ended January 3, 2021 was a 53 week year.

Throughout this prospectus, we provide a number of key performance indicators used by management and typically used by our competitors in our industry. These and other key performance indicators are discussed in more detail in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Financial Metrics.” In this prospectus, we also reference Adjusted EBITDA, which is a non-GAAP (accounting principles generally accepted in the United States of America) financial measure. See “Prospectus Summary—Summary Historical Consolidated Financial Data” for a discussion of Adjusted EBITDA, as well as a reconciliation of net income (loss) to Adjusted EBITDA. Net income (loss) is the most directly comparable financial measure to Adjusted EBITDA required by, or presented in accordance, with GAAP.

We define certain terms and other terms used throughout this prospectus as follows:

•	Active Customers is defined as the number of customers who have made at least one purchase across our platform in the prior 12-month period.

•

Total Orders Placed is defined as the number of customer orders placed across our platform during a particular period. An order is counted on the day the customer places the order. We do not adjust the number of Total Orders Placed for any cancellation or return that may have occurred subsequent to a customer placing an order.

•

Average Order Value (“AOV”) is defined as the sum of the total gross sales before returns across our platform in a given period, plus shipping revenue, less discounts and markdowns, divided by the Total Orders Placed in that period.

•	Gross Margin is defined as gross profit as a percentage of our net revenue. Gross profit is equal to our net revenue less cost of revenue.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including “Risk Factors,” “Forward-Looking Statements,” and our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding whether to invest in our common stock.

Overview

Lulus is a customer-driven, digitally-native fashion brand primarily serving Millennial and Gen Z women. We focus relentlessly on giving our customers what they want. We do this by using data coupled with human insight to deliver a curated and continuously evolving assortment of on-point, affordable luxury fashion. Our customer obsession sets the tone for everything we do, from our personalized online shopping experience to our exceptional customer service.

We are focused on building authentic personal relationships with our customers and offering them coveted products they cannot purchase elsewhere. We incorporate the pulse of the consumer by engaging with her where she is: across the web, on social media and across our platform, through reviews, feedback and one-on-one interactions with our Style Advisors, Fit Experts and Bridal Concierge. Customers express their love for our brand on social media and by word-of-mouth (both in-person and online). As of October 3, 2021, we had more than 7.5 million followers, up from 5.5 million followers as of September 27, 2020, across our social media platforms where the popular #lovelulus hashtag has generated billions of impressions. Consumer surveys in 2019 and 2021 show that Lulus outperforms its peers significantly in net promoter score, customer satisfaction, overall value, and likelihood of repurchase; these metrics demonstrate our customers’ genuine affinity for our brand.

A key differentiator of our business model from traditional fashion retail is our use of data to optimize almost all elements of our business. Nowhere is this more pronounced than in our product creation and curation cycle. Traditional merchandising approaches are risk and capital intensive, characterized by extended in-house design cycles, seasonal assortment decisions, deep buys, limited customer feedback, and high markdowns. Unlike traditional retailers, we leverage a “test, learn, and reorder” strategy to bring hundreds of new products to market every week; we test them in small batches, learn about customer demand and then quickly reorder winning products in higher volume to optimize profitability. This strategy allows us to rapidly convert new products into profitable sales on a consistent and repeatable basis while minimizing fashion and trend risk. We sell thousands of unique products each month across a broad range of categories and during the six months ended July 4, 2021, 70% of our sales were from reorders and 94% of our reorder products were sold without moving to sale pricing. This is up from 66% of sales from reorders and 89% of our reorder products sold without moving to sale pricing during the six months ended June 28, 2020.

We are proud of our large, diverse community of loyal customers. During the twelve months ended October 3, 2021, we served 2.5 million Active Customers. In the first six months of our 2021 fiscal year, 88% of units sold were Lulus brand products up from 86% in the first six months of the 2020 fiscal year. Our target customer initially meets us in her 20s and stays with us through her 30s and beyond. We design a broad assortment of affordable luxury fashion for many of life’s moments. Our affordable luxury positioning, underscored by our sub-$50 average unit retail price (“AUR”), means that we are highly accessible and appeal to a broad segment of the market. We define AUR as the sum of the total gross sales before returns across our platform in a given period, plus shipping revenue, less discounts and markdowns, divided by the total number of units sold in that period.

Our company culture is defined by our core values: “All Voices, All In, Always Evolving.” “All Voices” means every voice, at every level, is valued and encouraged. We are a team made up of individuals, and diversity and self-expression are welcome. We treat each other with respect. We listen actively and are open and honest with each other. “All In” means we are “all in” on ensuring the best possible customer experience, from placing the order to opening the package upon delivery, and every interaction along the way. We pitch in to support our team members and get the job done. “Always Evolving” means we are digital natives, changing and evolving along with our customers and technology. We are never satisfied with the status quo. We constantly seek to improve ourselves, our product, and our Company. We take pride in the growth of our teams, promoting top performers and infusing our Company with new and fresh ideas from outside hires. We strive to embody these core values in our connections with our customers as well as our employees.

Our Industry

Apparel is a Massive Market, but Traditional Brick and Mortar Brands and Retailers Are Under Pressure

Euromonitor, a consumer market research company, estimates that the aggregate apparel and footwear industry in the United States represented a $369.8 billion market in 2019. While the industry temporarily contracted in 2020 to $285.7 billion as a result of the COVID-19 pandemic, it is expected to grow to $395.2 billion by 2025, representing an expected CAGR of 7% from 2020.

Traditional brick and mortar apparel brand and retail models are increasingly under pressure. From 2016 to 2019, we believe online penetration in the U.S. apparel industry increased from 17% to 25%, and this category shift is expected to continue with online penetration reaching 38% by the end of this year and 49% by 2025. Offline retail models have generally failed to keep up with changing consumer preferences and are burdened by vast, inflexible physical store footprints, inventory management challenges, demand seasonality and a highly promotional environment as competitors seek to capture any sales available to cover high fixed costs. Additionally, offline models face a prolonged and unattractive merchandising and buying cycle that requires brands and retailers to forecast fashion trends and consumer demand several quarters into the future. This traditional model also results in higher initial retail prices due to the wholesale-to-retail markup. Finally, Millennial and Gen Z consumers increasingly prefer to shop online, which has forced many traditional retailers to respond by closing a significant portion of their previously profitable physical stores over the last several years.

Brick and mortar businesses, especially in the apparel, footwear and accessories industry, were acutely challenged during the COVID-19 pandemic as they were generally considered “non-essential” by federal, state and local authorities. Most non-essential brick and mortar stores were temporarily closed during the COVID-19 pandemic, and some were permanently closed. Businesses without adequate online capabilities suffered in comparison to omnichannel businesses as well as digitally-native brands.

Omnichannel Models and e-commerce Marketplaces Are Taking Share, but Have Inherited Challenges of Brick and Mortar Brands and Retailers

Prior to the COVID-19 pandemic, consumers were generally spending less time shopping offline and more time shopping online. According to DataReportal, the typical consumer now spends 2 hours and 25 minutes on social media each day, equating to roughly one full waking day of their life each week. According to Branded Research, this trend towards online consumption of media and adoption of e-commerce is even more pronounced among the youngest generations, with 58% of Gen Z consumers saying they are online “almost constantly.” This massive segment of the population represents the first generations to have come of age communicating, learning, and shopping online and on their mobile devices. This has resulted in a new “discovery journey” for consumers, whereby brand and product discovery, evaluation and purchase increasingly occur online. The COVID-19 pandemic further accelerated online penetration by driving product adoption of e-commerce from new consumers and deeper engagement and more buying from existing digital purchasers.

The rapid growth of e-commerce has been primarily driven by two new business models: first, brick and mortar retailers adopting omnichannel models; and second, the emergence of a new generation of online department stores. As brick and mortar retailers have moved online, they market products to consumers through legacy offline channels (e.g., department stores and owned stores) as well as emerging online channels (e.g., e-commerce retailers and owned websites). Consistent with broader industry trends, growth in the online businesses of these traditional brands and retailers has generally outpaced growth in their respective offline businesses. In addition, a new generation of online department stores offers consumers the convenience to shop online for a variety of third-party or private label brands. These online venues have the advantage of being able to offer a broader assortment and more personalized shopping experience relative to their offline counterparts.

While both the omni-channel and online department store models represent an improvement from the traditional offline-only model, they continue to be burdened by many of the challenges of their brick and mortar predecessors. Key among these challenges is a prolonged merchandising and buying cycle that requires brands and retailers to forecast fashion trends and consumer demand several quarters into the future. As a result of a prolonged merchandising and buying cycle, inventory management becomes a critical pain point, whereby inventory shortage results in lost sales, while inventory surplus results in significant markdowns, which impair margins and damage brand equity for omni-channel and brick and mortar retailers. Other challenges include the wholesale-to-retail markup, which results in higher initial retail prices as well as potential margin erosion, since consumers can easily price-shop third-party brands online and purchase from the lowest-cost provider, and the burden of having long-term brick and mortar leases, which proved to be a significant problem during the COVID-19 pandemic. Additionally, legacy and e-commerce retailers may be conflicted when developing and promoting their own private label brands, and are often reliant on third-party brands, which can pose supply risk.

Digitally-Native Brands Are Best Positioned to Win

Against this backdrop, we believe that digitally-native brands are best positioned to succeed due to the following key attributes they possess:

•	Ability to offer their own brands without reliance on third-party brands;

•	Direct engagement with customers;

•	Large, real-time customer-centric datasets offering insights across the business;

•	Significantly faster merchandise creation driven by real-time customer feedback and purchase patterns;

•	Technology that is purpose-built for e-commerce;

•	Asset-light distribution model; and

•	Opportunity to selectively test and open temporary retail stores.

Lulus: A Customer-Driven Fashion Brand

Lulus is a customer-driven fashion brand that leverages the power of digitally-native e-commerce. We have built a community of loyal customers by listening to them and engaging with them. When we ask our customers to describe Lulus, they tell us they think of the brand as “affordable,” “quality,” and “trendy.” We take a deliberate, measured approach to developing products that feature high-end, stylistic details as well as flattering silhouettes that empower our customer to look and feel her best, whether in the office, at home or out on the weekend. As a result of our brand authenticity and focus on delivering what our customer wants, we have earned deep customer loyalty and brand affinity. Based on a 2019 survey conducted by Stax, an independent consumer market research firm, which we independently updated in 2021 (the “2021 Brand Survey”), Lulus customers recommend Lulus to their friends and family at a materially higher rate than the other brands and retailers from which they purchase. This positive brand promotion is reflected in higher net promoter scores than our competition and is supported by our strong word-of-mouth customer acquisition. According to the 2021 Brand Survey, over a third of the active Lulus customer respondents first ordered with us after seeing a friend or family member wearing Lulus products or receiving a recommendation. According to the same survey, our aided brand awareness remains modest at 17% among women 18 years of age and older in the United States, implying significant opportunity to continue to attract new customers.

Our Customer

We are proud of our large, diverse community of loyal customers. Our target customer initially meets us in her 20s and stays with us through her 30s and beyond. The Lulus brand spans many categories, including dresses, tops, bottoms, bridal, intimates, swimwear, footwear, and accessories. A customer who might have discovered Lulus when shopping for her college events can continue to shop our broad assortment that caters to events later in life such as bridal parties and weddings as well as for desk to date and everything in between.

Our affordable luxury positioning is underscored by our sub-$50 AUR, which we believe helps us to appeal to a broad segment of the market. On average, our customer’s household income is $82,000. According to the 2021 Brand Survey, our customers spend a median of $1,175 on their fashion purchases per year. In the twelve months ended July 4, 2021, our Active Customers spent $129 on average, implying an 11% share of wallet based on an assumed average wallet of $1,175, which is the median amount our customers spend on fashion purchases per year according to the 2021 Brand Survey. This is up from $122 average spend by Active Customers for the twelve months ended June 28, 2020. We believe our strong customer loyalty, affordable pricing, and significant category expansion opportunity help position us to grow our share of wallet over time.

During the twelve months ended October 3, 2021, we served 2.5 million Active Customers, up from 2.3 million Active Customers during the twelve months ended September 27, 2020. On social media, we benefit from the longevity and strength of our social presence and as of October 3, 2021, we had more than 7.5 million followers, up from 5.5 million followers as of September 27, 2020, across our social media platforms, including Facebook, Instagram, Pinterest, Snapchat, TikTok, Twitter and YouTube, and have a strong network of paid and free product influencers who serve as genuine Lulus ambassadors. As of July 4, 2021, as many as 20% of our followers on social media were based outside of the United States.

Why We Win

•	Customer-Driven Fashion Brand: Lulus is one of the first digitally-native fashion brands in the United States primarily serving Millennial and Gen Z women. Over the last decade, the Lulus customer has come to us for on-point fashion that is high quality yet affordable. We take pride in our ability to offer more luxurious fabrics and incorporate elevated stylistic details into our products relative to what is offered by other comparably-priced brands. As a result, our customers consistently remark on the quality of our products, as well as the newness of our assortment, with an average of 236 products released each week during the six months ended July 4, 2021 (up from 206 products per week during the six months ended June 28, 2020). Our obsessive focus on customer experience creates deep personal connections, which in turn rewards us with customer loyalty and word-of-mouth sharing of the brand, which, according to the 2021 Brand Survey, has been our leading driver of new customer acquisition. While other brands rely on internal design teams to create styles that reflect a particular brand aesthetic, we listen first and foremost to customer feedback and then focus our efforts on creating and curating an assortment that she will love.

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Customer-Centric Experience: We are passionate about building a brand synonymous with exceptional customer service. We have effectively brought the boutique experience online, developing one-on-one relationships with our customers in order to learn and then address their individual needs. We provide customer service on multiple channels—phone, email, chat, SMS, and social media—to meet our customer where she is most comfortable. During the six months ended July 4, 2021, our CSAT customer satisfaction score after interactions with customer service was 93% (based on a 23% response rate), up from the fiscal year 2020 CSAT score of 92% (based on a 24% response rate). Our custom-built digital platform allows customers to share their Lulus experience and get answers to questions without the hassle of taking the search offline. Our extensive database of over 750,000 customer reviews, including over 100,000 photo reviews, and access to personalized assistance help customers identify the perfect style and fit. The number one reason our customers contact us is for personalized fit and styling assistance. Unlike many e-commerce retailers who offer a variety of different brands with inconsistent sizing, by owning our brand we are able to offer standardized sizing across the Lulus assortment, simplifying the shopping experience and giving our customer confidence that she is selecting the best fit. Customers can also filter reviews by size, and we share our customers’ photographs wearing the products, helping customers visualize themselves in clothing on bodies like their own.

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Leveraging Data to Best Serve our Customer: We have built a massive dataset which gives us strong insight into our customers. Millions of customers have interacted with us, leaving detailed reviews, interacting with our on-demand Style Advisors, Fit Experts, and Bridal Concierge, and completing checkout surveys. Across Facebook, Instagram, Pinterest, Snapchat, TikTok, Twitter and YouTube, our over 7.5 million followers engage with us through their comments, feedback, and photographs, and support of our brand with their digital followers. In aggregate, this dataset gives us a deep understanding of our customers’ preferences. Our business is driven by the symbiosis between our dataset, marketing strategy, product creation, and curation process.

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Marketing and Engagement Strategy: We engage with our customer where she is, in authentic and personalized ways: through our website, mobile app, email, SMS, and on social media. This strategy helps drive brand awareness while fostering deep connections with our customers. Over the last thirteen years, we have built our digital footprint through strong relationships with customers and influencers and we benefit from longevity and consistency of message. Our authentic partnerships with brand ambassadors span the full spectrum of followership and engagement levels, from nano- and micro-influencers, to college ambassadors and celebrities, all of whom wear and genuinely love our brand. These genuine brand ambassadors, driven by a strong emotional connection to Lulus, help drive authentic brand awareness and customer engagement. Our free, organic and low-cost initiatives coupled with profitable performance media drive traffic to our platform, which is custom-built to allow for continuous updating and personalization for each customer. Our unified cross-platform strategy consistently reinforces the same brand values, with our marketing approach resulting in attractive customer acquisition, strong retention and compelling lifetime value characteristics. We believe our marketing spend as a percentage of net revenue is highly attractive relative to peer direct-to-consumer e-commerce brands and can support significant future growth at attractive economics.

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Data-Driven Product Creation Strategy: Our innovative product creation strategy leverages the power of data and our “test, learn, and reorder” approach to bring new styles online almost every weekday. During the six months ended July 4, 2021, we brought to market an average of 236 products per week compared to 206 products per week during the six months ended June 28, 2020. Traditional merchandising approaches are characterized by extended in-house design cycles, seasonal assortment decisions, deep buys, limited customer feedback, and high markdowns. We leverage our large customer dataset to upend this traditional approach, rapidly bringing new designs to market that we know our customers will love. This means we are not limited to offering just one style or aesthetic across our assortment as is typical with most brands. In lieu of maintaining dedicated in-house product design overhead, we source raw designs from a broad network of creative and manufacturing partners who ensure that we see trends in real-time and often produce products exclusively for Lulus. Next, our creative buyers use our understanding of trends and data-driven customer preference to customize designs for fit, style, and color, creating branded products exclusive to Lulus. We then test these products with limited initial orders, which drive traffic and “need to own” scarcity among our customers. Then, our proprietary reorder algorithm utilizes real-time customer demand and other data to inform subsequent reorder decisions. Because we are trend adapters rather than trend creators, we do not have to forecast expected future demand for a particular style or design, which is a challenge that most of our competitors face each season. As a result, we are able to optimize our inventory levels to meet customer demand and minimize markdowns. Customer feedback via reviews and social media help us to refine products in advance of reordering, further enhancing our product and minimizing returns. During the first six months ended July 4, 2021, 94% of our reorder products were sold without moving to sale pricing, which is up from 89% during the six months ended June 28, 2020.

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Highly Experienced and Proven Team: We are led by a highly experienced management team committed to building a great digitally-native brand based on customer obsession, grounded in analytics, and supported by the latest technology. Our team is led by our Chief Executive Officer David McCreight and co-Presidents Crystal Landsem and Mark Vos. Our management team has significant experience in successfully growing direct and omni-channel businesses across various industries, including retail, advertising and technology while working at leading companies such as Abercrombie & Fitch, Alibaba, Anthropologie, Havas Media, MAC Cosmetics, Michael Kors, Nordstrom, SunGard, Target, and Urban Outfitters.

Product Creation and Curation Model

Our product creation and curation model leverage a “test, learn, and reorder” strategy to bring hundreds of new products to market every week; we test them in small batches, learn about customer demand, and then quickly reorder winning products in higher volume to optimize profitability.

Lulus’ Product Creation and Curation Process

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Product Ideation and Curation: Our team of creative buyers, strategically located in the Los Angeles Fashion District, reviews hundreds of styles daily. We collaborate with a network of more than 300 suppliers, who serve as our design and manufacturing partners. These suppliers often give us priority access and exclusivity to designs, given the strong relationships we have built over the last two decades. This collaboration is guided by our ongoing dialogue with our customer. With the benefit of real-time data around customer preferences and trends, our team interprets those trends and selects and develops styles. During the six months ended July 4, 2021, we reviewed tens of thousands of products and brought to market nearly 6,000 products. We follow this process in the creation of new products as well as when iterating on and updating popular products based on customer feedback.

•	Customize: Following the selection of a design, we customize our products across multiple key criteria including style, fabric, print, color, length, fit, and quality.

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Test: We then place a limited initial order, which we market online to test customer demand. We systematically display products across several categories in a variety of page and sort positions to gauge customer reaction.

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Learn / Analyze: We then measure each product against our proprietary reorder algorithm, evaluate real-time customer feedback and make timely product modifications prior to reordering. This limits the inventory risk that most traditional retail brands struggle with when ordering inventory in bulk.

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Reorder: All of this data helps us determine whether a product meets or exceeds our profitability target, at which point we reorder it in larger quantity. Over time, we have enhanced our evaluation processes and increased our rate of successful testing, driving our reorder as a percent of total net revenue from approximately 41% in fiscal year 2015 to approximately 66% in fiscal year 2020, and approximately 72% in the six months ended July 4, 2021. We believe our ability to test, learn, and reorder in a rapid manner enables us to sell a higher percentage of product at full retail price, minimize returns, and capture the associated margin benefit.

This efficient, data-driven process, coupled with human insight, allows us to respond to fashion trends with incredible speed and precision while significantly reducing risk in our business. During the six months ended July 4, 2021, Lulus branded products made up approximately 88% of units sold. In addition to our own brand, we also sell a highly curated assortment of other established and emerging brands to create a boutique shopping experience. By doing so, we are able to selectively test new categories and collect insights that we can leverage to further develop our own brand.

Marketing and Engagement

Our marketing strategy leverages our strong visual brand presence to build awareness and drive engagement with our large, diverse community of loyal customers. We integrate the power of data across multiple channels to offer a singular brand voice that speaks to Millennial and Gen Z women. We meet the Lulus customer wherever she is, enabling her discovery of the brand and providing her numerous opportunities to interact with others in the Lulus community. Through this engagement with our customers, we strive to build personal connections that are authentic and durable.

How We Attract and Engage Customers

We attract and engage customers through a combination of owned, earned, and paid media.

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Owned: Owned media primarily consists of our website, mobile app, social media platforms, email, and SMS, which we actively manage in order to be accessible and responsive to both our current and prospective customers. Through brand content posted on social media platforms such as Facebook, Instagram, Pinterest, Snapchat, TikTok, Twitter and YouTube, we maintain an ongoing dialogue with an audience of more than 7.5 million followers. We leverage this direct connection to drive engagement by sharing authentic, original content and creating engaging experiences like exclusive brand contests and limited-time promotions.

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Earned: In the early 2000s, we began sending products to and building relationships with influencers in the fashion business. Today, we enjoy positive, authentic brand exposure both online and offline. This consists of customers sharing of our content, social media influencer endorsement, as well as exposure in blogs, magazines, and television. We have built a competitive advantage through our long-term commitment to a broad-based influencer marketing approach, developing longstanding relationships with true customers and brand ambassadors who love Lulus as much as we do. This has proven scalable and cost effective. We have a network of thousands of paid and free product influencers who serve as genuine Lulus ambassadors. Our #lovelulus hashtag has garnered billions of impressions, while our extensive online backlink history, earned organically over many years, helps us to drive significant free, organic, and low-cost traffic to our platform.

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Paid: Paid media primarily consists of paid advertisement on search engines such as Google and Bing, and social media platforms such as Facebook and Instagram. As one of the first digitally-native brands, we have built a robust online infrastructure over time. We are especially well-positioned to leverage our data and expertise to effectively drive demand generation through performance media channels, which we use to augment the reach and impact of our owned digital properties and earned media. In addition, our strong partnerships with the key players in the performance space including Google, as well as Facebook, Instagram, Pinterest, Snapchat, TikTok, Twitter and YouTube, give us access to early betas and pilot programs to test new advertising opportunities before they are broadly available.

How We Drive Conversion

Upon attracting a new or existing customer to our website or mobile experience, we seek to maximize conversion through a variety of strategies.

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Brand Strength and Exclusivity: As a digitally-native fashion brand, we benefit from the ability to focus our resources, as well as our customers’ attention, primarily on the Lulus brand, without the distraction or complexity of managing and marketing a large multi-brand portfolio. As a result, we focus on offering the best possible assortment of Lulus products for our customers. Our drive to provide our customers with products that cannot be found elsewhere creates reengagement opportunities through new product drops while also protecting us from comparison shopping and competitor pricing. Our customers look to our elevated content for styling inspiration and ideas; they value our curated collections and our single-brand focus, which differentiate us from other e-commerce retailers that function as online department stores.

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Product Reviews: One of the most important aspects of our digital shopping experience is our extensive database of proprietary customer product reviews, which we first enabled in 2012 and now amounts to over 750,000 reviews. Our website has the functionality to allow customers to upload their own product photos along with their reviews, which bring the products to life on a diverse array of body types. To date, customers have uploaded over 100,000 photos from verified purchases. Customers tell us that these reviews and photos help them find products that they love and fit them well. In 2021, we began highlighting select review photos alongside our on-model photos to better enable customers to envision our products on a diverse array of body shapes and skin tones. Reviews provide our customers with an opportunity to share their experience with a past purchase, fostering a diverse and inclusive community in which customers share style and fit feedback, which in turn informs other customers’ purchase decisions. All of our customer-written reviews and photos can be sorted and filtered by various criteria that allow shoppers to make informed decisions based on how our products fit others in the community with similar body types, thus increasing both propensity to purchase and the likelihood that the product will look and fit as expected.

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Boutique Styling Experience: We strive to offer exceptional customer service before, during, and after each purchase. We accomplish this by continuously improving the boutique experience on our platform through features such as our product recommendation engine and targeted messaging and with our in-house team of customer service associates who maintain deep expertise of our brand, products, and systems. Our Style Advisors, Fit Experts, and Bridal Concierge offer styling suggestions via live chat, phone, email, and SMS, facilitating a seamless shopping experience from browse to purchase and even post-purchase. Customer benefits such as free shipping on orders above a minimum price point, expedited shipping, and a customer-friendly free returns policy serve to bolster the affordable luxury boutique experience while eliminating the friction of online shopping.

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Personalized and Optimized Shopping Experience: We customize and personalize our interactions with each Lulus customer by monitoring information such as how she arrives on our site, her on-site behavior, and what she buys. By monitoring real-time behavior and trends, analyzing customer transaction and engagement data, and absorbing feedback, we develop a better understanding of customer desire and behavior. As a result, we can more accurately predict what will drive conversion. Our customer insights, predictive capabilities, product recommendations, and custom-built website work seamlessly together to offer each customer a personalized experience across web, mobile, our mobile app, email, and SMS.

These strategies work in unison to help drive order conversion. Whether she is browsing social media or providing feedback on a recent purchase, we engage with our customer across a multitude of touchpoints throughout the discovery and purchase journey.

Our Growth Strategies

Grow Brand Awareness and Attract New Customers

Due to the mass market appeal of our brand, we believe there is a significant opportunity to bring new customers into the Lulus community through increased brand awareness. As of July 2021, according to the 2021 Brand Survey, our aided brand awareness among women of 18 years of age and older in the United States was 17%. According to the same survey, about half of the respondents have become aware of our brand through word-of-mouth, social media posts by Lulus or influencers, or product references from family and friends. We intend to grow awareness of the Lulus brand and attract new customers through the following strategies:

•	Further investment in performance digital marketing strategies (e.g., performance search marketing via Google, social advertising via Facebook and Instagram, and remarketing);

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Exploration and expansion of new marketing channels, including public and private radio/streaming platforms, podcasts, shoppable video commerce platforms (e.g., YouTube), outdoor media, on-demand video, and television;

•	Continued expansion of our brand ambassador program at all engagement tiers, including celebrity, micro- and nano-influencers, and college ambassadors to introduce Lulus to new audiences;

•	Expansion of marketing programs that leverage word-of-mouth referral in a scalable online platform through email, text, and social media;

•	Further development and testing of physical retail opportunities to expand on brand awareness, such as in-store partnerships with third-party retailers and small-format pop-ups and showrooms; and

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Continued development of brand partnerships, with a clear focus on brands with strong customer affinity and crossover potential. This includes collaborations with apparel brands and influencers, as well as adjacent category opportunities such as beauty, home, and lifestyle.

Enhance and Retain Existing Customer Relationships

We have a large and growing Lulus community and we served 2.5 million Active Customers during the twelve months ended October 3, 2021. We continue to leverage data-driven customer insights to develop strong customer relationships and become a one-stop shop for Gen Z and Millennial women. For example, we have had success leveraging data-driven insights across categories to offer personalized suggestions and reminders at targeted points in time, and we are focused on expanding these capabilities to provide enhanced real-time recommendations and post-purchase engagement. Additionally, we continually develop and evaluate new tools and programs designed to improve the key customer metrics that drive our business, such as frequency of purchase and Average Order Value through the following strategies:

•	Optimization of our website and mobile experience through continued A/B and multivariate testing;

•	Improvement of customer segmentation and personalization features;

•	Leveraging our expanded multi-region distribution facilities to offer faster order delivery and developing new shipping options for loyal customers;

•	Development of our loyalty program to engender even deeper brand engagement, drive repeat purchase behavior and increase wallet share;

•	Enhancement of our customer service through the expansion of our Style Advisors, Fit Experts, and Bridal Concierge dedicated to creating a truly personalized digital boutique experience;

•	Continued development of our affordable luxury brand positioning and content; and

•	Incorporating new technology that enhances our customers’ experience.

We have learned that enhancing our existing customers’ experience drives increased word-of-mouth (in-person and online) recommendations, which in turn helps grow brand awareness.

Pursue Category Expansion

We believe there is tremendous potential to continue to drive growth in our underpenetrated categories. We have a significant opportunity to grow our share of total apparel budget with expansion into these underdeveloped areas. For example, our recent success in bridal and swimwear demonstrates our ability to successfully launch and grow share in new categories. Our deep and personal engagement with our customers through product reviews, exit surveys and social media feedback helps us understand the product categories they are most interested in shopping and will continue to inform the breadth and depth of the categories we offer. According to the 2021 Brand Survey, a significant percentage of Lulus customers sampled indicated they would be interested in purchasing Lulus merchandise in categories in which we are currently underpenetrated.

Due to our customer data-driven product creation strategy, we have the ability to test new categories with minimal upfront investment and risk. New categories are opened with a controlled assortment of branded and partner products through which we learn to understand customer demand via our reorder algorithms. Our ability to leverage our existing categories to introduce and grow new ones has resulted in customer repeat orders with strong product diversification.

Pursue International Expansion

While we expect the majority of our near-term growth to continue to come from the United States, we believe that serving international customers represents a long-term growth opportunity. To date, we have shipped our merchandise to over 100 countries, while spending minimal dollars on marketing outside of the United States, demonstrating our global appeal and broader market opportunity. We intend to increase our focus on global performance media and to optimize our platform and distribution processes for international customers, allowing for more flexibility across languages and currencies. We believe that providing a localized shopping experience will significantly enhance our ability to serve customers in international markets. Over time, we believe the Lulus brand has the potential to succeed in many other developed and major developing markets.

Recent Developments

Preliminary Results for the Three Months Ended October 3, 2021 (Unaudited)

We have not yet completed our closing procedures for the three months ended October 3, 2021. Presented below are certain estimated preliminary unaudited financial results and key operating metrics for the three months ended October 3, 2021. These ranges are based on the information available to us at this time. We have provided estimated ranges, rather than specific amounts, because these results are preliminary and subject to change. These ranges reflect our management’s best estimate of the impact of events during the quarter.

These estimates should not be viewed as a substitute for our interim unaudited condensed consolidated financial statements prepared in accordance with GAAP. Accordingly, you should not place undue reliance on these preliminary financial results and key operating metrics. These estimated preliminary results and key operating metrics should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors,” our audited consolidated financial statements and the related notes thereto, and our unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

Additionally, the estimates reported below include certain financial measures that are not required by, or presented in accordance with, GAAP. Management believes that investors’ understanding of our performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing our ongoing results of operations. These non-GAAP financial measures have limitations as analytical tools, and should not be considered in isolation, or as an alternative to, or a substitute for, net income (loss), operating income (loss) margin or other financial statement data presented in our consolidated financial statements as indicators of financial performance or liquidity. We may calculate or present these non-GAAP financial measures differently than other companies who report measures with the same or similar names, and as a result, the non-GAAP measures we report may not be comparable.

All of the data presented below has been prepared by and is the responsibility of management. Neither our independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the estimated preliminary financial results contained herein, nor have they expressed any opinion or any other form of assurance with respect thereto.

The following includes our unaudited preliminary estimated results as of and for the three months ended October 3, 2021:

	Three Months Ended
	September 27, 2020 (Actual)	October 3, 2021 (Estimated)
		(Low)	(High)
	(unaudited)
	(in thousands, except percentages)
Preliminary Estimated Financial Results:
Net revenue	$54,533	$104,538	$106,320
Cost of revenue	$30,128	$55,137	$55,553

Gross profit	$24,405	$49,401	$50,767

Net income	$377	$3,307	$3,850
Gross margin(1)	44.8%	47.3%	47.7%
Adjusted EBITDA(1)(2)	$5,249	$11,078	$11,885
Adjusted EBITDA Margin(1)(2)	9.6%	10.6%	11.2%

(1)	See the definitions of key operating and financial metrics in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Financial Metrics.”

(2)	The following table provides a reconciliation for Adjusted EBITDA and Adjusted EBITDA margin:

	Three Months Ended
	September 27, 2020 (Actual)	October 3, 2021 (Estimated)
		(Low)	(High)
	(unaudited) (in thousands, except percentages)
Net income	$377	$3,307	$3,850
Depreciation and amortization	795	730	695
Interest expense	3,959	3,649	3,612
Provision (benefit) for income taxes	(246)	1,388	1,616
Management fees(a)	157	156	165
Equity-based compensation(b)	207	1,848	1,947

Adjusted EBITDA	$5,249	$11,078	$11,885

Adjusted EBITDA margin	9.6%	10.6%	11.2%

(a)	Represents management fees and expenses paid pursuant to the professional services agreement with the Sponsor and Institutional Venture Partners for consulting and other services.
(b)	Represents equity-based compensation expense related to vesting of Class P unit awards and equity-based compensation expense for stock options and special compensation awards.

For the three months ended October 3, 2021, we expect revenue to be between $104.5 million and $106.3 million, compared to $54.5 million for the three months ended September 27, 2020. The expected increase in revenue from the three months ended September 27, 2020 to the three months ended October 3, 2021 is primarily due to increases in active customers and customer spend coupled with fewer markdowns and promotional discounts compared to the same period of the prior year. The higher revenue was partially offset by higher sales returns compared to the same period of the prior year due to a shift in sales mix toward product categories with higher return rates.

For the three months ended October 3, 2021, we expect Cost of revenue to be between $55.1 million and $55.6 million, compared to $30.1 million for the three months ended September 27, 2020. The expected increase in Cost of revenue in the three months ended October 3, 2021 compared to the three months ended September 27, 2020 is mostly driven by the increase in net revenue. Additionally, there was a shift in sales mix to higher gross margin products combined with lower markdowns and discounts, driving the cost of revenue as a percentage of net sales down in the three months ended October 3, 2021 compared to the same period of the prior year.

For the three months ended October 3, 2021, we expect net income to be between $3.3 million and $3.9 million, compared to $0.4 million for the three months ended September 27, 2020. The expected increase in net income from the three months ended September 27, 2020 to the three months ended October 3, 2021 is primarily due to higher gross profit partially offset by higher selling and marketing expenses, general and administrative expenses, and a higher income tax provision.

For the three months ended October 3, 2021, we expect gross margin to be between 47.3% and 47.7%, compared to 44.8% for the three months ended September 27, 2020. The expected increase in gross margin from the three months ended September 27, 2020 to the three months ended October 3, 2021 is primarily due to decreases in markdowns and discounts driven by higher customer demand.

For the three months ended October 3, 2021, we expect Adjusted EBITDA to be between $11.1 million and $11.9 million, compared to $5.2 million for the three months ended September 27, 2020. For the three months October 3, 2021, we expected Adjusted EBITDA margin to be between 10.6% and 11.2%, compared to 9.6% for the three months ended September 27, 2020. The expected increase in our Adjusted EBITDA and Adjusted EBITDA margin in the three months ended October 3, 2021 compared to the three months ended September 27, 2020 is primarily due to increases in net revenue and decreases in operating costs as a percentage of net revenue.

As of October 3, 2021, cash and cash equivalents were $40.9 million and restricted cash was $0.5 million. As of September 27, 2020, cash and cash equivalents were $35.9 million and restricted cash was $0.5 million.

Refinancing of Our Existing Indebtedness

In connection with this offering, we anticipate entering into a new $50.0 million senior secured revolving credit facility (the “New Revolving Facility”). We intend to use borrowings under the New Revolving Facility to refinance existing indebtedness and for general corporate purposes, including funding working capital.

The New Revolving Facility will mature three years after closing, and borrowings thereunder will accrue interest at a rate equal to, at our option, either (x) the term daily secured overnight financing (“SOFR”) rate, plus the applicable SOFR adjustment and plus a margin of 1.75% per annum or (y) the base rate plus a margin of 0.75% (with the base rate being the highest of the federal funds rate plus 0.50%, the prime rate and term SOFR for a period of one month plus 1.00%). Additionally, we expect a commitment fee of 37.5 basis points will be assessed on unused commitments under the New Revolving Facility.

We expect to enter into the New Revolving Facility substantially concurrently with the completion of this offering; however, there can be no assurance that we will be able to enter into the New Revolving Facility on the terms described herein or at all.

Risk Factors Summary

Investing in our common stock involves a high degree of risk. You should consider carefully the risks described in the section titled “Risk Factors” before making a decision to invest in our common stock. If any of these risks actually occur, our business, financial condition, and results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. Below is a summary of some of the principal risks that we face.

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If we are not able to successfully maintain our desired merchandise assortment or manage our inventory effectively, we may be unable to attract a sufficient number of customers or sell sufficient quantities of our merchandise, which could result in excess inventories, markdowns, and foregone sales;

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The COVID-19 pandemic has had and may in the future have an adverse effect our labor workforce availability, supply chain, business, financial condition, and results of operations in ways that remain unpredictable;

•	Our success depends on our ability to anticipate, identify, measure, and respond quickly to new and rapidly changing fashion trends, customer preferences and demands, and other factors;

•	Our efforts to acquire or retain customers may not be successful, which could prevent us from maintaining or increasing our sales;

•	We may be unable to maintain a high level of engagement with our customers and increase their spending with us, which could harm our business, financial condition, and results of operations;

•	If we fail to provide high-quality customer support, it could have a material adverse effect on our business, financial condition, and results of operations;

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Our business depends on our ability to maintain a strong community around the Lulus brand with engaged customers and influencers. We may not be able to maintain and enhance our existing brand community if we receive customer complaints, negative publicity or otherwise fail to live up to consumers’ expectations, which could materially adversely affect our business, financial condition, and results of operations;

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We operate in the highly competitive retail apparel industry, and the size and resources of some of our competitors may allow them to compete more effectively than we can, which could adversely impact our growth and market share, and have a material adverse effect on our business, financial condition, and results of operations;

•	We may not be able to successfully implement our growth strategy;

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We rely on third parties to drive traffic to our platform, and these providers may change their algorithms or pricing in ways that could negatively affect our business, financial condition, and results of operations;

•	Our use of social media, influencers, affiliate marketing, email, text messages, and direct mail may adversely impact our brand and reputation or subject us to fines or other penalties;

•	As we pursue our international growth strategy, we will become subject to international business uncertainties;

•	We rely on consumer discretionary spending and may be adversely affected by economic downturns and other macroeconomic conditions or trends;

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System security risk issues, including any real or perceived failure to protect confidential or personal information against security breaches and disruption of our internal operations or information technology systems, could have a material adverse effect on our business, financial condition, and results of operations;

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We continually update, augment and add technology systems, which could potentially disrupt our operations and have a material adverse effect on our business, financial condition, cash flows, and results of operations;

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Our business relies heavily on email and other messaging services, and any restrictions on the sending of emails or messages or an inability to timely deliver such communications could materially adversely affect our business, financial condition, cash flows, and results of operations;

•	Our business, including our costs and supply chain, is subject to risks associated with sourcing, manufacturing, and warehousing;

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We have two distribution facilities and disruptions to the operations at these locations could have a material adverse effect on our business, financial condition, cash flows, and results of operations;

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We rely upon independent third-party transportation providers for substantially all of our merchandise shipments and any disruptions or increased transportation costs could have a material adverse effect on our business, financial condition, cash flows, and results of operations; and

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We may be subject to liability and other risks if we, our suppliers or the manufacturers of our merchandise infringe upon the trademarks, copyrights or other intellectual property rights of third parties, including the risk that we could acquire merchandise from our suppliers without the full right to sell it.

Our Equity Sponsor

H.I.G. Capital, LLC (“H.I.G.” or our “Sponsor”) is a leading global private equity and alternative assets firm with more than $45 billion in equity capital under management. Since its founding in 1993, H.I.G., through various affiliates and subsidiaries, has invested in and managed more than 300 companies with combined revenues in excess of $30 billion. H.I.G.’s investors include leading financial institutions, insurance companies, university endowments, pension funds and sovereign wealth funds.

Upon completion of this offering, affiliates of H.I.G. will control 13,411,352 shares of our common stock (representing 35.9% of all common stock outstanding, or 35.1% of all common stock outstanding if the underwriters exercise their option to purchase additional shares from us in full).

Corporate Information

We were organized in California on January 23, 2007 under the name Lulu’s Fashion Lounge, Inc. Through a series of reorganizations we currently operate our business as Lulu’s Fashion Lounge Holdings, Inc. and through our indirect wholly-owned operating subsidiary Lulu’s Fashion Lounge, LLC. Our principal offices are located at 195 Humboldt Avenue, Chico, California 95928. Our telephone number is (530) 343-3545. We maintain a website at www.lulus.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making the decision as to whether to purchase our common stock.

We own or have the rights to use various trademarks, service marks, and trade names referred to in this prospectus, including, among others, LULUS® and ®. Solely for convenience, we refer to trademarks, service marks, and trade names in this prospectus without the ™, SM, and ® symbols. Such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted by law, our rights to our trademarks, service marks, and trade names. Other trademarks, service marks, or trade names appearing in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of our initial public offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer,” as defined in the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (4) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three year period. Any reference herein to “emerging growth company” has the meaning ascribed to it in the JOBS Act.

An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

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being permitted to present only two years of audited financial statements in this prospectus and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our registration statements, including this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements, including in this prospectus; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the Securities and Exchange Commission (the “SEC”). As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

An emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Section 107 of the JOBS Act provides that any decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. We have elected to use this extended transition period under the JOBS Act.

The Offering

Common stock offered by us	5,750,000 shares (6,612,500 shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares of common stock

The underwriters also have the option to purchase up to an additional 862,500 shares of common stock from us at the initial public offering price, less underwriting discounts and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Common stock to be outstanding immediately after this offering	37,190,187 shares (38,052,687 shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds

We estimate that the net proceeds to us from our sale of 5,750,000 shares of common stock in this offering will be approximately $89.3 million (or approximately $103.4 million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $17.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and restricted cash, to redeem all existing Series B Redeemable Preferred Stock (the “Series B Preferred Stock”) and Series B-1 Redeemable Preferred Stock (the “Series B-1 Preferred Stock”) for $17.9 million, to repay $71.4 million of our term loan with Credit Suisse AG, Cayman Islands Branch (the “Term Loan”) and use the remainder, if any, for general corporate purposes. As of the date of this prospectus, other than with respect to the redemption of the Series B Preferred Stock and Series B-1 Preferred Stock and the repayment of indebtedness and as described above, the principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, increase our brand awareness and facilitate access to the public equity markets for us and our stockholders. We intend to use borrowings under our New Revolving Facility, together with cash on-hand, to repay in full all remaining and outstanding amounts under our

Term Loan. As of July 4, 2021, we had $107.7 million of borrowings outstanding under our Term Loan, which matures in August 2022. The effective interest rate under our Term Loan was 12.9% for the six months ended July 4, 2021. See “Use of Proceeds.”

Indication of Interest	Principal Global has indicated an interest in purchasing an aggregate of approximately $15.0 million in shares of our common stock in this offering at the initial public offering price per share and on the same terms as the other purchasers in this offering. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any or all of these stockholders, or any or all of these stockholders may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering.

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 27 of this prospectus for a discussion of factors you should consider carefully before investing in our common stock.

Proposed Nasdaq trading symbol	“LVLU.”

The number of shares of our common stock to be outstanding after this offering is based on 31,440,187 shares of our common stock (including our Series A Convertible Preferred Stock (the “Series A Preferred Stock”), on an as-converted basis, along with the issuance of 263,618 shares of our common stock to LP immediately prior to the completion of this offering) outstanding as of July 4, 2021 and excludes the following:

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3,719,000 shares of our common stock reserved for future issuance under our equity incentive programs and/or subject to outstanding equity awards as described in “Executive Compensation—Equity Compensation Plans”;

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322,793 shares subject to options to acquire shares of our common stock that were granted to Mr. McCreight under the Lulu’s Fashion Lounge Holdings, Inc. 2021 Equity Incentive Plan, in connection with his commencement of employment with us in April 2021, of which options to purchase 161,397 shares will accelerate and become fully vested and exercisable upon completion of this offering, with any shares acquired upon exercise of such options subject to a holding period of 12 months following the completion of this offering. The terms of these options are described in more detail in “Executive Compensation—Equity Compensation Arrangements”;

•	55,796 restricted stock units, each of which represents the right to receive one share of our common stock, to be granted to Mr. McCreight immediately following the completion of this offering. Of these restricted stock units, 27,898 restricted stock units will accelerate and become fully vested and exercisable upon completion of this offering, with any shares acquired upon vesting of such restricted stock units subject to a holding period of 12 months following the completion of this offering. The terms of this award are described in more detail in in “Executive Compensation—Equity Compensation Arrangements”; and

•

an award to Mr. Mc Creight of (i) $3.0 million fully vested shares of our common stock on or promptly following March 31, 2022 and (ii) $3.0 million fully vested shares of our common stock on or promptly following March 31, 2023, in each case to be made under the Lulu’s Fashion Lounge Holdings, Inc. Omnibus Equity Plan, subject to his continued employment through such date, with the number of shares to be calculated based on the volume weighted average closing price per share of our common stock over the ten-trading day period beginning on the date of the completion of this offering.

Unless otherwise indicated, all information contained in this prospectus reflects and assumes the following:

•	the automatic conversion of all outstanding shares of our Series A Preferred Stock into an aggregate of 13,714,286 shares of our common stock immediately prior to the completion of this offering;

•	the issuance of 263,618 shares of our common stock to LP immediately prior to the completion of this offering;

•

the redemption and extinguishment of all outstanding shares of the Series B Preferred Stock and the Series B-1 Preferred Stock for a total consideration of approximately $17.9 million upon the closing of this offering;

•

the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the completion of this offering;

•	the liquidation of LP in which the unit holders of LP will receive shares of common stock in exchange for their units of LP, which will occur immediately prior to the completion of this offering;

•	an initial public offering price of $17.50 per share of our common stock, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	no exercise by the underwriters of their option to purchase an aggregate of 862,500 additional shares of common stock from us.

The number of shares of our common stock to be issued upon the conversion of the Series A Preferred Stock depends on the initial public offering price in this offering. Based upon the assumed initial public offering price of $17.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, the outstanding shares of our Series A Preferred Stock would convert into an aggregate of 13,714,286 shares of common stock. For illustrative purposes only, the table below shows the total number of outstanding shares of our common stock expected to be outstanding after this offering at the low, mid, and high point of the estimated price range set forth on the cover page of this prospectus:

Assumed Initial Public Offering Price Per Share ($)	Total Shares of Common Stock Outstanding After this Offering
$16.00	38,427,985
$17.50	37,190,187
$19.00	36,148,497

Summary Historical Consolidated Financial Data

The following tables present our summary historical consolidated financial and other data for the years ended December 29, 2019 and January 3, 2021, for the six months ended June 28, 2020 and July 4, 2021, and as of July 4, 2021. We have derived the consolidated statements of operations and comprehensive income (loss) data and the consolidated statements of cash flow data for the years ended December 29, 2019 and January 3, 2021 from our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. We have derived the consolidated statements of operations and comprehensive income (loss) data and the consolidated statements of cash flow data for the six months ended June 28, 2020 and July 4, 2021 and the consolidated balance sheet data as of July 4, 2021 from our unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

Our historical results are not necessarily indicative of future results of operations, and the results of operations for the six months ended July 4, 2021 are not necessarily indicative of results for the full year. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the unaudited interim condensed consolidated financial statements. You should read the information set forth below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes thereto, and our unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Year Ended		Six Months Ended
	December 29, 2019	January 3, 2021	June 28, 2020	July 4, 2021
			(unaudited)
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations and Comprehensive Income (Loss) Data:
Net revenue	$369,622	$248,656	$139,596	$172,541
Cost of revenue	208,418	138,364	77,080	90,008

Gross profit	161,204	110,292	62,516	82,533
Selling and marketing expenses	72,875	47,812	26,413	28,499
General and administrative expenses	73,386	67,155	43,325	36,240

Income (loss) from operations	14,943	(4,675)	(7,222)	17,794

Other income (expense), net:
Interest expense	(15,206)	(16,037)	(7,940)	(7,424)
Other income, net	239	137	66	58

Total other expense, net	(14,967)	(15,900)	(7,874)	(7,366)

Income (loss) before provision for income taxes	(24)	(20,575)	(15,096)	10,428
Income tax (provision) benefit	(445)	1,271	(433)	(3,459)

Net income (loss) and comprehensive income (loss)	$(469)	$(19,304)	$(15,529)	$6,969
Deemed dividend to preferred stockholder	—	(504)	(504)	—
Allocation of undistributed earnings to participating securities	—	—	—	(2,751)

Net income (loss) attributable to common stockholder:
Basic and Diluted	$(469)	$(19,808)	$(16,033)	$4,218

Net income (loss) per share attributable to common stockholder:
Basic and Diluted	$(0.03)	$(1.13)	$(0.92)	$0.24

Shares used to compute net income (loss) per share attributable to common stockholder:
Basic and Diluted	17,462,283	17,462,283	17,462,283	17,462,283

	Year Ended January 3, 2021	Six Months Ended July 4, 2021
		(unaudited)
	(in thousands, except share and per share data)
Pro Forma Consolidated Statements of Operations Data(1):
Net income (loss) attributable to common stockholder	$(19,808)	$4,218
Add: Deemed contribution from the redemption of Series B Preferred Stock and Series B-1 Preferred Stock	1,412	1,420
Add: Allocation of undistributed earnings to participating securities	—	2,751

Pro forma net income (loss) attributable to common stockholders, basic and diluted	$(18,396)	$8,389

Shares used to compute net income (loss) per share attributable to common stockholder, basic and diluted	17,462,283	17,462,283
Pro forma adjustment to reflect the issuance of additional shares of common stock to LP	263,618	263,618
Pro forma adjustment to reflect the assumed conversion of the Series A Preferred Stock	12,342,857	13,714,286

Shares used to compute pro forma net income (loss) per share attributable to common stockholders, basic and diluted	30,068,758	31,440,187

Pro forma net income (loss) per share attributable to common stockholders, basic and diluted	$(0.61)	$0.27

	Year Ended		Six Months Ended
	December 29, 2019	January 3, 2021	June 28, 2020	July 4, 2021
			(unaudited)
	(in thousands)
Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$11,874	$4,856	$13,870	$29,835
Net cash used in investing activities	(4,042)	(1,913)	(1,290)	(962)
Net cash (used in) provided by financing activities	(9,721)	6,755	10,481	(12,292)

	As of July 4, 2021
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)(4)
	(unaudited)
	(in thousands, except share and per share data)
Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash(5)	$32,640	$14,740	$21,252
Total current assets	65,823	47,923	54,435
Total assets	129,516	111,616	118,053
Revolving line of credit	—	—	25,000
Long-term debt, current portion	10,125	10,125	—
Total current liabilities	57,434	57,434	72,189
Long-term debt, net of current portion	94,449	94,449	—
Total liabilities	154,077	154,077	74,383
Redeemable preferred stock	19,320	—	—
Convertible preferred stock	117,038	—	—
Common stock	18	31	37
Additional paid-in capital	11,735	130,180	219,492
Accumulated deficit	(172,672)	(172,672)	(175,859)
Total stockholders’ (deficit) equity	(160,919)	(42,461)	43,670

(1)

See Note 2 to our consolidated financial statements for the year ended January 3, 2021 and Note 2 to our unaudited interim condensed consolidated financial statements for the six months ended July 4, 2021 for an explanation of the calculations of our basic and diluted net income (loss) per share attributable to common stockholders. The unaudited pro forma basic and diluted net income (loss) per share attributable to common stockholders was computed using the weighted-average number of shares of common stock outstanding adjusted to give effect to (a) the automatic conversion of all outstanding shares of our Series A Preferred Stock, which we expect to occur immediately prior to the completion of this offering, using the if-converted method as though the conversion had occurred as of the beginning of the period into an aggregate of 12,342,857 and 13,714,286 shares of common stock for the year ended January 3, 2021 and the six months ended July 4, 2021, respectively, (b) the redemption and extinguishment of all outstanding shares of our Series B Preferred Stock and Series B-1 Preferred Stock upon the closing of this offering as if the redemption had occurred as of the later of the original issue date of the Series B Preferred Stock and Series B-1 Preferred Stock or the beginning of the period for a total consideration of approximately $15.0 million for the year ended January 3, 2021 and $17.9 million for the six months ended July 4, 2021 and (c) the issuance of 263,618 shares of our common stock to LP immediately prior to the completion of this offering.

(2)

The unaudited pro forma balance sheet data as of July 4, 2021 assumes (a) the automatic conversion of all outstanding shares of our Series A Preferred Stock as of July 4, 2021 into an aggregate of 13,714,286 shares of common stock, which we expect to occur immediately prior to the completion of this offering, (b) the redemption and extinguishment of all outstanding shares of our Series B Preferred Stock and Series B-1 Preferred Stock for a total consideration of approximately $17.9 million upon the closing of this offering and (c) the issuance of 263,618 shares of our common stock to LP immediately prior to the completion of this offering. The unaudited pro forma stockholders’ (deficit) equity does not assume any proceeds from this offering.

(3)

Gives effect to the pro forma adjustments described in footnote (2) above plus (a) the sale and issuance of 5,750,000 shares of common stock in this offering at an assumed initial public offering price of $17.50 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, (b) the entry into the New Revolving Facility substantially concurrently with the completion of this offering, (c) the repayment of our Term Loan and any amount outstanding under our revolving credit facility with Credit Suisse AG, Cayman Islands Branch (the “Revolving Facility”) of $107.7 million and accrued interest of $0.1 million upon the closing of this offering using the proceeds of this offering, cash on-hand and borrowings of $25.0 million under our New Revolving Facility, (d) the write-off of the discount and debt issuance costs of $3.2 million related to our Term Loan and Revolving Facility and (e) the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the completion of this offering.

(4)

Each $1.00 increase or decrease in the assumed initial public offering price of $17.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash, cash equivalents and restricted cash, total current assets, total assets, additional paid-in capital and total stockholder’s (deficit) equity by $5.3 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions, and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, each of our pro forma as adjusted cash, cash equivalents and restricted cash, total current assets, total assets, additional paid-in capital and total stockholder’s (deficit) equity by

$16.3 million, assuming that the assumed initial offering price to the public remains the same, and after deducting underwriting discounts and commissions, and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price, the number of shares offered, and the other terms of this offering determined at pricing.
(5)	Restricted cash represents $0.5 million of the total cash, cash equivalents and restricted cash as of July 4, 2021.

Key Operating and Financial Metrics

We use the following metrics to analyze operating and financial metrics to assess the performance of our business and to make decisions on where to allocate capital, time, and technology resources.

	Year Ended		Six Months Ended
	December 29, 2019	January 3, 2021	June 28, 2020	July 4, 2021
	(in thousands, except percentages and Average Order Value)		(in thousands, except percentages and Average Order Value)
Key Operating and Financial Metrics:
Active Customers(1)	2,884	2,001	1,310	1,457
Total Orders Placed(1)	5,307	3,400	1,938	2,259
Average Order Value(1)	$110	$106	$110	$117
Gross Margin(1)	43.6%	44.4%	44.8%	47.8%
Net income (loss)	$(469)	$(19,304)	$(15,529)	$6,969
Adjusted EBITDA(2)	$21,021	$18,911	$13,760	$23,164
Adjusted EBITDA margin(2)	5.7%	7.6%	9.9%	13.4%

(1)

See the definitions of key operating and financial metrics in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Financial Metrics.” As defined therein, Active Customers and Total Orders Placed are for the six and twelve months prior to the period end dates, as applicable.

(2)

Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. Adjusted EBITDA and Adjusted EBITDA margin are not measurements of our financial performance under GAAP and should not be considered as an alternative to net income (loss) or any other performance measure derived in accordance with GAAP.

We define Adjusted EBITDA as income before interest expense, income taxes, depreciation and amortization, adjusted to exclude the effect of equity-based compensation expense, management fees, and transaction fees, which represent the write-off of offering costs deferred during 2019 upon abandonment of a prior offering in 2020. We define Adjusted EBITDA margin as Adjusted EBITDA calculated as a percentage of net revenue. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA and Adjusted EBITDA margin may not be comparable to similar measures disclosed by our competitors, because not all companies and analysts calculate Adjusted EBITDA and Adjusted EBITDA margin in the same manner. We present Adjusted EBITDA and Adjusted EBITDA margin because we consider both to be important supplemental measures of our performance and believe that both measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Management believes that investors’ understanding of our performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing our ongoing results of operations.

Management uses Adjusted EBITDA and Adjusted EBITDA margin:

•

as a measurement of operating performance because it assists us in comparing the operating performance of our business on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;

•	to evaluate the performance and effectiveness of our operational strategies; and

•	to evaluate our capacity to expand our business.

By providing these non-GAAP financial measures, together with reconciliations, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools, and should not be considered in isolation, or as an alternative to, or a substitute for, net income (loss), operating income (loss) margin or other financial statement data presented in our consolidated financial statements as indicators of financial performance or liquidity. Some of the limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA and Adjusted EBITDA margin should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using these non-GAAP measures only supplementally. As noted in the table below, Adjusted EBITDA includes adjustments to exclude the impact of depreciation and amortization, interest expense, income taxes, management fees, transaction fees, which represent the write-off of offering costs deferred during 2019 upon abandonment of a prior offering in 2020, and equity-based compensation. It is reasonable to expect that some of these items will occur in future periods. However, we believe these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of our business and may complicate comparisons of our internal results of operations and results of operations of other companies over time. In addition, Adjusted EBITDA includes adjustments for other items that we do not expect to regularly record following this offering. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the reconciliation table below help management with a measure of our core operating performance over time by removing items that are not related to day-to-day operations.

The following table provides a reconciliation for Adjusted EBITDA and Adjusted EBITDA margin:

	Year Ended		Six Months Ended
	December 29, 2019	January 3, 2021	June 28, 2020	July 4, 2021
			(unaudited)
	(in thousands)
Net income (loss)	$(469)	$(19,304)	$(15,529)	$6,969
Depreciation and amortization	3,041	3,216	1,654	1,421
Interest expense	15,206	16,037	7,940	7,424
Income taxes	445	(1,271)	433	3,459
Management fees(a)	758	626	313	317
Write-off of previously capitalized transaction fees(b)	—	1,950	1,950	—
Equity-based compensation(c)	2,040	9,086	8,428	2,093
Series B / B-1 equity-based compensation(d)	—	8,571	8,571	1,481

Adjusted EBITDA	$21,021	$18,911	$13,760	$23,164

Adjusted EBITDA margin	5.7%	7.6%	9.9%	13.4%

(a)	Represents management fees and expenses paid pursuant to the professional services agreement with the Sponsor and Institutional Venture Partners for consulting and other services.
(b)	Represents the write-off of offering costs deferred during 2019 upon abandonment of a prior offering in 2020.
(c)

Represents equity-based compensation expense related to vesting of Class P unit awards which, in fiscal year 2020, included $8.8 million related to the modification to the Class P units. In the six months ended July 4, 2021, this also includes equity-based compensation expense for stock options and special compensation awards granted during that period.

(d)

Represents the excess of fair value over the consideration paid for Series B Preferred Stock that was issued to an employee, the Sponsor, and Institutional Venture Partners in June 2020. Represents the excess of fair value over the consideration paid for Series B-1 Preferred Stock that was issued to executives in March 2021.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Investors should consider carefully the following risk factors and all of the other information in this prospectus, including our consolidated financial statements and related notes to those statements, before deciding to invest in our common stock. If any of the following risks actually occur, it could have a material adverse effect on our business, financial condition, and results of operations. As a result, the trading price of our common stock could decline and investors could lose part or all of their investment.

Risks Related to Our Business

Our business depends on our ability to maintain a strong community around the Lulus brand with engaged customers and influencers. We may not be able to maintain and enhance our existing brand community if we receive customer complaints, negative publicity or otherwise fail to live up to consumers’ expectations, which could materially adversely affect our business, financial condition, and results of operations.

We believe that maintaining our brand image, particularly with our core target customers, is important to maintaining and expanding our customer base and sales. Maintaining and enhancing our brand image may require us to make additional investments in areas such as merchandising, marketing, online operations, online displays and other promotions, and employee training. These investments may be substantial and may not ultimately be successful. If we are unable to maintain or enhance our brand image, brand awareness, and reputation, our business, financial condition, and results of operations may be materially and adversely affected.

Over the course of 2020, we offered over 23,000 styles through our platform. Lulus brand products comprised approximately 85% of our units sold in 2020. Our ability to identify new styles and maintain and enhance our existing brand is critical to retaining and expanding our base of customers. A significant portion of our customers’ experience depends on third parties outside of our control, including suppliers and logistics providers such as UPS and the U.S. Postal Service. If these third parties do not meet our or our customers’ expectations or if they increase their rates, our business may suffer irreparable damage or our costs may increase. In addition, maintaining and enhancing relationships with third-party brands may require us to make substantial investments, and these investments may not be successful. Also, if we fail to promote and maintain our brand, or if we incur excessive expenses in this effort, our business, financial condition, and results of operations may be materially adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining, and enhancing our brand may become increasingly difficult and expensive.

Customer complaints or negative publicity about our website or mobile app, products, merchandise quality, product delivery times, customer data handling and security practices or customer support, especially on social media, blogs, and in reviews, could rapidly and severely diminish consumer use of our website or mobile app and customer and supplier confidence in us, and result in harm to our brand. We believe that much of the growth in our customer base to date has originated from word-of-mouth, including social media and our influencer-driven marketing strategy. If we are not able to develop and maintain positive relationships with our network of influencers or our online customer community, our ability to promote and maintain or enhance awareness of Lulus and leverage social media platforms to drive visits to www.lulus.com or our mobile app may be adversely affected.

The COVID-19 pandemic has had and may in the future have an adverse effect on our labor workforce availability, supply chain, business, financial condition, and results of operations in ways that remain unpredictable.

The impact of the ongoing COVID-19 pandemic is severe, widespread and continues to evolve. In March 2020, the World Health Organization declared COVID-19 a global pandemic, and governmental authorities around the world have implemented measures to reduce the spread of COVID-19. These measures, including quarantines, travel bans, business closures and other heightened restrictions suggested or mandated by governmental authorities or otherwise elected by companies as a preventive measure, have adversely affected workforces, customers, consumer sentiment, economies, and financial markets, and, along with decreased consumer spending, have led to an economic downturn in many of our markets. It is impossible to predict all the effects and the ultimate impact of the COVID-19 pandemic, as the situation continues to rapidly evolve.

The COVID-19 pandemic and resulting disruptions to our suppliers’ production facilities could materially affect our operations. Additionally, the COVID-19 pandemic has impacted our business through the suspension, postponement and cancellation of in-person social, professional and formal events, including business conferences, graduations, bridal parties and weddings. The suspension, postponement and cancellation of in-person social, professional and formal events due to the COVID-19 pandemic has reduced the volume of events for which our customer base requires our products, and had an adverse impact on our revenue. Although many in-person social, professional and formal events have recommenced in recent months, the rapid development and fluidity of this situation precludes any prediction as to the ultimate impact of the COVID-19 pandemic, which remains a material uncertainty and risk with respect to us, our performance, and our financial results. Our ability to generate revenue is related to in-person social, professional and formal events taking place, and we may not generate as much revenue in the long-run as we would have generated without the cancellations or postponements in the wake of the COVID-19 pandemic.

As a result of the COVID-19 pandemic, at certain points in 2020, we temporarily closed most of our offices, and we may have to do so again as the COVID-19 pandemic continues to develop and related government orders evolve, particularly around the novel Delta variant that is spreading throughout the United States. A large number our employees continue to work remotely as a result of the COVID-19 pandemic. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it could be difficult or, in certain cases, impossible, for us to continue our business effectively for a period of time, particularly if such event also impacted our offices and other areas of work. Further, as the COVID-19 pandemic continues and as certain businesses return to on-site operations, we may experience disruptions if our employees or third-party providers’ employees become ill and are unable to perform their duties, and our operations, or the operations of one or more of our third-party providers, is impacted. The increase in remote working may also result in related consumer privacy, information technology security, and fraud concerns. In addition, the challenges to working caused by the COVID-19 pandemic and related restrictions may have an impact on our employees’ wellness, which could impact employee retention, productivity and our culture. See “Business—Overview—Impact of the COVID-19 Pandemic and Response.”

The COVID-19 outbreak has the potential to cause a disruption in our supply chain and may adversely impact economic conditions in North America, Europe, China, and elsewhere. These and other disruptions, as well as poor economic conditions generally, may lead to a decline in our sales and operating results. In addition, the continuation of the global outbreak of coronavirus may adversely affect the economies and financial markets of many countries and could result in a sustained reduction in the demand for our products, delayed or cancelled orders by customers, or unanticipated inventory accumulation or shortages. A decline in the sales and operating results of our products could in turn materially and adversely affect our ability to pursue our growth strategy. Each of these results would reduce our future sales and profit margins, which in turn could materially and adversely affect our business, financial condition, and results of operations.

We are unable to accurately predict the ultimate impact on our operations that the COVID-19 pandemic will continue to have on our operations going forward due to uncertainties that will be dictated by the length of time that such disruptions continue, which will, in turn, depend on the currently unknowable duration of the COVID-19 pandemic, the impact of governmental regulations that might be imposed in response to the COVID-19 pandemic, the efficiency and efficacy of vaccination programs and overall changes in consumer behavior.

Furthermore, the global deterioration in economic conditions, which may have an adverse impact on discretionary consumer spending, could also impact our business. A reduction in consumer spending or disposable income could affect us more significantly than companies in other industries and companies with a more diversified product offering due in part to the fact that the discretionary retail items and specialty retail products we sell are discretionary purchases for consumers. In the past, governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to financial markets. If these actions are not successful, the return of adverse economic conditions could have a negative effect on our business, financial condition, and results of operations.

Our efforts to acquire or retain customers may not be successful, which could prevent us from maintaining or increasing our sales.

Our success depends on our ability to acquire customers in a cost-effective manner. In order to expand our customer base, we must appeal to and acquire customers who have historically used other means of commerce in shopping for apparel and may prefer alternatives to our offerings, such as traditional brick-and-mortar retailers and the websites and mobile apps of our competitors. We have made significant investments related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers. For example, we engage in social media marketing campaigns and maintain relationships with thousands of social media and celebrity influencers. Such campaigns can be expensive and may not result in cost-effective acquisition of customers. We cannot assure that the benefit of acquiring new customers will exceed the cost. If we fail to deliver a quality shopping experience, or if consumers do not perceive the products we offer to be of high value and quality, we may not be able to acquire new customers. If we are unable to acquire or retain customers who purchase products in numbers sufficient to grow our business, we may not be able to generate the scale necessary to drive beneficial network effects with our suppliers, our net revenue may decrease, and our business, financial condition, and results of operations may be materially adversely affected.

We also seek to engage with our customers and build awareness of our brands through sponsoring unique events and experiences such as Lulus Style Studio events, which are experiences we create for our customers and influencers. We anticipate that our marketing initiatives may become increasingly expensive as competition increases, and generating a meaningful return on those initiatives may be difficult. If our marketing efforts are not successful in promoting awareness of our brands and products, driving customer engagement or attracting new customers, or if we are not able to effectively manage our marketing expenses, our business, financial condition, and results of operations will be adversely affected.

We obtain a significant amount of traffic via social networking platforms or other online channels used by our current and prospective customers. As e-commerce and social networking platforms continue to rapidly evolve, we must continue to maintain and establish relationships with these channels and may be unable to develop or maintain these relationships on acceptable terms. We also acquire and retain customers through paid search/product listing ads, paid social, retargeting, affiliate marketing, and personalized email and direct mail marketing. If we are unable to cost-effectively drive traffic to our website or mobile app, our ability to acquire new customers and our financial condition would suffer.

We may be unable to maintain a high level of engagement with our customers and increase their spending with us, which could harm our business, financial condition, cash flows, or results of operations.

A high proportion of our net revenue comes from repeat purchases by existing customers, especially those existing customers who are highly engaged and purchase a significant amount of merchandise from us. If existing customers no longer find our merchandise appealing, they may make fewer purchases and may stop shopping with us. Even if our existing customers find our merchandise appealing, if customer buying preferences change, they may decide to purchase less merchandise over time. Additionally, if customers who purchase a significant amount of merchandise from us were to make fewer purchases or stop shopping with us, then our sales may decline. A decrease in the number of our customers or a decrease in their spending on the merchandise we offer could negatively impact our business, financial condition, cash flows, and results of operations. Further, we believe that our future success will depend in part on our ability to increase sales to our existing customers over time and, if we are unable to do so, our business may suffer.

Our success depends on our ability to anticipate, identify, measure, and respond quickly to new and rapidly changing fashion trends, customer preferences and demands and other factors.

Our core market of apparel, footwear, and accessories for women is subject to new and rapidly changing fashion trends, constantly evolving consumer preferences and demands, and a modest brand loyalty. Accordingly, our success is dependent on our ability to anticipate, identify, measure and respond to the latest fashion trends and customer demands, and to translate such trends and demands into appropriate, desirable product offerings in a timely manner. A select team of our employees is primarily responsible for performing this analysis and making initial product decisions, and they rely on feedback on fashion trends from a variety of sources, which may not accurately predict evolving fashion trends. Our failure to anticipate, identify or react swiftly and appropriately to new and changing styles, trends or desired customer preferences or to accurately anticipate and forecast demand for certain product offerings is likely to lead to lower demand for our merchandise, which could cause, among other things, sales declines, excess inventories, a greater number of markdowns and lower margins. Further, if we are not able to anticipate, identify and respond to changing fashion trends and customer preferences, we may lose customers and market share to our competitors who are able to better anticipate, identify and respond to such trends and preferences. In addition, because our success depends on our brand image, our business could be materially adversely affected if new product offerings are not accepted by our customers. We cannot assure investors that our new product offerings will be met with the same level of acceptance as our past product offerings or that we will be able to adequately respond to fashion trends or the preferences of our customers in a timely manner or at all. If we do not accurately anticipate, identify, forecast, or analyze fashion trends and sales levels, it could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

We rely on third parties to drive traffic to our platform, and these providers may change their algorithms or pricing in ways that could negatively affect our business, financial condition, cash flows, and results of operations.

Our success depends on our ability to attract customers cost effectively. With respect to our marketing channels, we rely heavily on relationships with providers of online services, search engines,

social media, directories, and other websites and e-commerce businesses to provide content, advertising banners, and other links that direct customers to our websites. We rely on these relationships to provide significant traffic to our website. In particular, we rely on digital platforms, such as Google and Facebook, as important marketing channels. Digital channels change their algorithms periodically, and our rankings in organic searches and visibility in social media feeds may be adversely affected by those changes, as has occurred from time to time, requiring us to increase our spending on paid marketing to offset the loss in traffic. Search engine companies may also determine that we are not in compliance with their guidelines and consequently penalize us in their algorithms as a result. Even with an increase in marketing spend to offset any loss in search engine optimization traffic as a result of algorithm changes, the recovery period in organic traffic may span multiple quarters or years. If digital platforms change or penalize us with their algorithms, terms of service, display and featuring of search results, or if competition increases for advertisements, we may be unable to cost-effectively attract customers.

Our relationships with digital platforms are not covered by long-term contractual agreements and do not require any specific performance commitments. In addition, many of the platforms and agencies with whom we have advertising arrangements provide advertising services to other companies, including retailers with whom we compete. As competition for online advertising has increased, the cost for some of these services has also increased. A significant increase in the cost of the marketing providers upon which we rely could adversely impact our ability to attract customers cost effectively and harm our business, financial condition, results of operations, and prospects.

Use of social media, influencers, affiliate marketing, email, text messages, and direct mail may adversely impact our brand and reputation or subject us to fines or other penalties.

We use social media including Facebook, Instagram, Pinterest, Snapchat, TikTok, Twitter and YouTube, as well as affiliate marketing, email, SMS, and direct mail as part of our multi-channel approach to marketing, and we encourage our customers to use social media while shopping. We also maintain relationships with thousands of social media influencers, who serve as our brand ambassadors, and engage in sponsorship initiatives. Laws and regulations governing the use of these platforms and other digital marketing channels are rapidly evolving. It may become more difficult for us or our partners to comply with such laws, and future data privacy laws and regulations or industry standards may restrict or limit our ability to use some or all of the marketing strategies on which we currently rely. The failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could adversely impact our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, customers, or others. Any such inappropriate use of social media tools could also cause business interruptions and reputational damage.

Customers value readily available information concerning retailers and their goods and services and often act on such information without further investigation and without regard to its accuracy. Information concerning us, whether accurate or not, may be posted on social media platforms at any time and may have a disproportionately adverse impact on our brand, reputation, or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our business, financial condition, and results of operations.

In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the Federal Trade Commission (“FTC”) has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a financial relationship between an influencer and an advertiser.

Negative commentary regarding us, our products, or influencers and other third parties who are affiliated with us may also be posted on social media platforms and may be adverse to our reputation or business. Influencers with whom we maintain relationships could engage in behavior or use their platforms to communicate directly with our customers in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behavior, and the precautions we take to detect this activity may not be effective in all cases. Our target customers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate, without affording us an opportunity for redress or correction.

We have not historically used traditional advertising channels, and if we become unable to continue to connect with our target customer base, it could have a material adverse effect on our business, financial condition, and results of operations.

We utilize organic, content, affiliate marketing, email, SMS, direct mail, paid search, and social media marketing to capture the interest of our customers and drive them to our platform. We historically have not used traditional advertising channels, such as newspapers, magazines, and television, which are used by some of our competitors. In the future, we expect to increase our use of social media, such as Facebook, Instagram, Pinterest, Snapchat, TikTok, Twitter and YouTube for marketing purposes. If our marketing efforts are not successful, there may be no immediately available or cost-effective alternative marketing channel for us to use to build or maintain brand awareness. As we execute our growth strategy, our ability to successfully integrate into our target customers’ communities or to expand into new markets will be dependent on our ability to connect with our target customers through marketing channels. Failure to successfully connect with our target customers in new and existing markets could have a material adverse effect on our business, financial condition, and results of operations.

We may not accurately forecast income and appropriately plan our expenses.

We base our current and future expense levels on our operating forecasts and estimates of future income. Income and results of operations are difficult to forecast because they generally depend on the volume and timing of the orders we receive, which are uncertain. Additionally, our business is affected by general economic and business conditions around the world. A softening in income, whether caused by changes in customer preferences or a weakening in global economies, may result in decreased net revenue levels, and we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our (loss)/income after tax in a given quarter to be (higher)/lower than expected. We also will make certain assumptions when forecasting the amount of expense we expect related to our future share based payments, which includes the expected volatility of our share price, the expected life of share awards granted and the expected rate of share awards forfeitures. These assumptions are partly based on historical results. If actual results differ from our estimates, our net income in a given quarter may be lower than expected or our net loss in a given quarter may be higher than expected.

Our business depends on the transportation of a large number of products. Our ability to accurately forecast and plan expenses could be adversely impacted by limitations on fuel supplies or increases in fuel prices that result in higher costs of transportation and distribution of our products. Although we are able to update our forecasts and estimates based on current data and modify the pricing of our products accordingly, there is often a lag before such modified pricing is reflected in our operating results, and there is a limit to how much of any fuel price or other distribution cost increases we can pass onto our customers. Any such limits may adversely affect our results of operations.

If we fail to provide high-quality customer support, it could have a material adverse effect on our business, financial condition, and results of operations.

Our ongoing customer support is important to the successful marketing and sale of our merchandise. Providing this support requires that our customer support personnel have fashion, retail, technical, and other knowledge and expertise, making it difficult for us to hire qualified personnel and scale our support operations. The demand on our customer support organization will increase as we expand our business and pursue new customers, and such increased support could require us to devote significant development services and support personnel, which could strain our team and infrastructure and reduce our profit margins. If we do not help our customers quickly resolve issues and provide effective ongoing customer support, our ability to sell additional merchandise to existing and future customers could suffer and our reputation would be harmed. If we are unable to hire and retain customer support personnel capable of consistently providing customer support at a high level, as demonstrated by their enthusiasm for our culture, understanding of our customers, and knowledge of the merchandise that we offer, our ability to expand our business may be impaired.

Our business is affected by seasonality, which could result in fluctuations in our results of operations.

We experience moderate fluctuations in aggregate sales volume during the year. Historically, our net revenue has been highest in our second fiscal quarter. The seasonality of our business has resulted in variability in our total net revenue quarter-to-quarter. In addition, our customers may change their order patterns and buying habits, including frequency of purchase and/or number of items per order. As a result, we may not be able to accurately predict our quarterly sales. Accordingly, our results of operations are likely to fluctuate significantly from period to period. This seasonality, along with other factors that are beyond our control, including general economic conditions, changes in consumer preferences, weather conditions, including the effects of climate change, the availability of import quotas, transportation disruptions and foreign currency exchange rate fluctuations, could adversely affect our business and cause our results of operations to fluctuate.

We are subject to payment-related risks that could increase our operating costs, expose us to fraud or theft, subject us to potential liability and potentially disrupt our business.

We accept payments online via credit and debit cards, Apple Pay, Google Pay, Klarna and PayPal, which subjects us to certain regulations and risk of fraud, and we may in the future offer new payment options to customers that would be subject to additional regulations and risks. We pay interchange and other fees in connection with credit card payments, which may increase over time and adversely affect our results of operations. While we use third parties to process credit and debit card payments, we are subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard and rules governing electronic funds transfers. If we fail to comply with applicable rules and regulations or experience a security breach involving payment card information, we may be subject to fines, assessments and/or higher transaction fees and may lose our ability to accept online payments or other payment card transactions. If any of these events were to occur, our business, financial condition, and results of operations could be adversely affected.

We may incur significant losses from customer and or credit card fraud.

We have in the past incurred and may in the future incur losses from various types of fraud, including stolen credit card numbers, claims that a customer did not authorize a purchase, merchant fraud, and customers who have closed bank accounts or have insufficient funds in open bank accounts to satisfy payments, and any such losses may be significant. In addition to the direct costs of such losses, if the fraud is related to credit card transactions and becomes excessive, it could potentially result in us paying higher fees or losing the right to accept credit cards for payment. In addition, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. Our failure to adequately prevent fraudulent transactions could damage our reputation, result in litigation or regulatory action and lead to expenses that could substantially impact our results of operations.

Our business is subject to seasonal fluctuations.

Our results of operations for any interim period are not necessarily indicative of those for the entire year because our business is subject to seasonal fluctuations. We generally expect demand to be greater in the calendar second quarter compared to the rest of the year. We believe that this seasonality has affected and will continue to affect our results of operations.

Our unaudited interim condensed consolidated financial statements and the related notes thereto include an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.

In connection with the preparation of our unaudited interim condensed consolidated financial statements as of and for the six months ended July 4, 2021, our management evaluated whether there is substantial doubt about our ability to continue as a going concern and has determined that substantial doubt existed as to whether our cash and cash equivalents as of the date of this filing would be sufficient for the repayment of amounts outstanding under the Term Loan upon its maturity in August 2022. We intend to repay the $97.6 million outstanding principal amount under the Term Loan with the net proceeds from this offering and by obtaining additional equity or debt financing. We cannot assure that we will be successful in obtaining sufficient funds to repay the amounts outstanding under the Term Loan at maturity in August 2022. In addition, we cannot assure that any future financing will be available on favorable terms or at all.

Risks Related to Our Growth

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The estimates and forecasts included in this prospectus relating to size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasts included in this prospectus, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

We may be unable to sustain our growth, and we may become unprofitable in the future.

Although our net revenue and profitability have grown rapidly from 2014 through 2019, this should not be considered as indicative of our future performance. As we grow our business, we expect our net revenue growth rates to slow in future periods due to a number of reasons, which may include slowing demand for our merchandise, increasing competition, a decrease in the growth of our overall market, and our failure to capitalize on growth opportunities or the maturation of our business.

Our expenses have increased in recent periods, and we expect expenses to increase substantially in the near term, particularly as we make significant investments in our marketing initiatives, expand our operations and infrastructure, develop and introduce new merchandise offerings and hire additional personnel. Investors in our common stock should recognize that we may not always pursue short-term profits but are often focused on long-term growth and this may impact the return on investment. In addition, in connection with operating as a public company, we will incur additional significant legal, accounting and other expenses that we did not incur as a private company. If our net revenue does not increase to offset increases in our operating expenses, we may not be profitable in future periods.

We may not be able to successfully implement our growth strategy.

Our future growth, profitability and cash flows depend upon our ability to successfully implement our business strategy, which, in turn, is dependent upon a number of factors, including our ability to:

•	grow our brand awareness and attract new customers;

•	enhance and retain our existing customer relationships;

•	pursue category expansion; and

•	pursue international expansion.

We cannot assure that we can successfully achieve any or all of the above initiatives in the manner or time period that we expect. Further, achieving these objectives will require investments which may result in short-term costs without generating any net revenue and, therefore, may be dilutive to our earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition, and results of operations.

Our current growth plans may place a strain on our existing resources and could cause us to encounter challenges we have not faced before.

As we expand, our operations will become more complex. We have grown rapidly, with our net revenue increasing from $133 million in 2016 to $370 million in 2019. While our net revenue growth decreased from $370 million in 2019 to $249 million in 2020 due to the impact of the COVID-19 pandemic, we expect to continue to grow rapidly in future periods. We expect our growth to bring new challenges. Among other difficulties that we may encounter, this growth may place a strain on our existing infrastructure, including our distribution facilities, information technology systems, financial controls, merchandising, and operations personnel. We may also place increased demands on our suppliers, to the extent we increase the size of our merchandise orders. The increased demands that our growth plans may place on our infrastructure may cause us to operate our business less efficiently or effectively, which could cause a deterioration in the performance of our business. New order delivery times could lengthen as a result of the strains that growth may place on our existing resources, and our growth may make it otherwise difficult for us to respond quickly to changing trends, customer preferences and other factors. This could impair our ability to continue to offer on-trend merchandise which could result in excess inventory, greater markdowns, loss of market share and decreased sales which, in turn, could have a material adverse effect on our business, financial condition, and results of operations.

In addition, our planned expansion may place increased demands on our existing operational, managerial, administrative, and other resources. Specifically, our inventory management systems and personnel processes may need to be further upgraded to keep pace with our growth strategy. We cannot anticipate all of the demands that our expanding operations will impose on our business, and our failure to appropriately address these demands could have an adverse effect on business, financial condition, and results of operations.

We may not be able to manage our growth effectively, and such rapid growth may adversely affect our corporate culture.

We have rapidly and significantly expanded our operations and anticipate expanding further as we pursue our growth strategies. Such expansion increases the complexity of our business and places a significant strain on our management, operations, technical systems, financial resources, and internal control over financial reporting functions. Our current and planned personnel, systems, procedures, and controls may not be adequate to support and effectively manage our future operations.

Our collaborative culture is important to us, and we believe it has been a major contributor to our success. We may have difficulties maintaining our culture or adapting it sufficiently to meet the needs of our future and evolving operations as we continue to grow, including as we expand internationally. In addition, our ability to maintain our culture as a public company, with the attendant changes in policies, practices, corporate governance, and management requirements may be challenging. Failure to maintain our culture could have a material adverse effect on our business, financial condition, and results of operations.

As we pursue our international growth strategy, we will become subject to international business uncertainties.

We intend to increase sales of our products to customers located outside the United States. Further, we may establish additional relationships in other countries to grow our operations. The substantial up-front investment required, the lack of consumer awareness of our products in jurisdictions outside of the United States, differences in consumer preferences and trends between the United States and other jurisdictions, the risk of inadequate intellectual property protections and differences in packaging, labeling and related laws, rules and regulations are all substantial matters that need to be evaluated prior to doing business in new territories. We cannot assure that our international efforts will be successful. International sales and increased international operations may be subject to risks such as:

•	difficulties in staffing and managing foreign operations;

•	burdens of complying with a wide variety of laws and regulations, including more stringent regulations relating to data privacy and security, particularly in the EU;

•	adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash;

•	political and economic instability;

•	natural disasters;

•	trade restrictions;

•	differing employment practices and laws and labor disruptions;

•	the imposition of government controls;

•	an inability to use or to obtain adequate intellectual property protection for our key brands and products;

•	tariffs and customs duties and the classifications of our goods by applicable governmental bodies;

•	a legal system subject to undue influence or corruption;

•	a business culture in which illegal sales practices may be prevalent;

•	logistics and sourcing;

•	military conflicts; and

•	acts of terrorism.

The occurrence of any of these risks could negatively affect our international business and consequently our overall business, financial condition, and results of operations.

Risks Related to Our Industry

The global apparel industry is subject to intense pricing pressure.

The apparel industry is characterized by low barriers to entry for both suppliers and marketers, global sourcing through suppliers located throughout the world, trade liberalization, continuing movement of product sourcing to lower cost countries, regular promotional activity and the ongoing emergence of new competitors with widely varying strategies and resources. These factors have contributed, and may continue to contribute in the future, to intense pricing pressure and uncertainty throughout the supply chain. Pricing pressure has been exacerbated by the availability of raw materials in recent years. This pressure could have adverse effects on our business and financial condition, including:

•	reduced gross margins across our product lines and distribution channels;

•	increased supplier demands for allowances, incentives, and other forms of economic support; and

•	increased pressure on us to reduce our product costs and operating expenses.

We operate in the highly competitive retail apparel industry, and the size and resources of some of our competitors may allow them to compete more effectively than we can, which could adversely impact our growth and market share, and have a material adverse effect on our business, financial condition, and results of operations.

We operate in the highly competitive retail apparel industry. We compete on the basis of a combination of factors, including our quality, concept, price, breadth, and style of merchandise, as well as our online experience and level of customer service, our brand image, and our ability to anticipate, identify and respond to new and changing fashion trends and customer demands. While we believe that we compete primarily with apparel retailers and internet businesses that specialize in women’s apparel, footwear, and accessories, we also face competition from national and regional department stores, specialty retailers, fast-fashion retailers, value retailers, and mass merchants. In addition, our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on our business, financial condition, and results of operations.

We also compete with a wide variety of large and small retailers for customers, suppliers, influencers and personnel. The competitive landscape we face, particularly among apparel retailers, is subject to rapid change as new competitors emerge and existing competitors change their offerings. We cannot assure investors that we will be able to continue to compete successfully and navigate the shifts in the competitive landscape in our markets.

Additionally, the COVID-19 pandemic has accelerated the need for traditional brick-and-mortar retailers to invest significant resources in their e-commerce operations, including traditional retailers that either did not have e-commerce operations prior to the COVID-19 pandemic or only had a nascent platform. As a result of these significant investments, the e-commerce market for apparel has become extremely competitive, and we now face competition from a broad range of national and international firms. Although the COVID-19 pandemic has negatively affected demand for apparel and fashion as retail categories, this increased competition has resulted in greater and continued downward price pressure, which could have a material adverse effect on our business, financial condition, and results of operations.

Many of our existing and potential competitors are, and many of our potential competitors may be, larger and have greater name recognition and access to greater financial, marketing and other resources than us. Therefore, these competitors may be able to adapt to changes in trends and customer desires more quickly, devote greater resources to the marketing and sale of their products, generate greater brand recognition or adopt more aggressive pricing policies than we can. Many of our competitors also utilize advertising and marketing media which we have not historically used, including advertising via newspapers, magazines, and television, which may provide them with greater brand recognition than we have. As a result, we may lose market share, which could reduce our sales and have a material adverse effect on our business, financial condition, and results of operations.

Our competitors may also sell certain products or substantially similar products through outlet centers or discount stores, increasing the competitive pressure for those products. We cannot assure investors that we will continue to be able to compete successfully against existing or future competitors. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on us. Competitive forces and pressures may intensify as our presence in the retail marketplace grows.

We do not possess exclusive rights to many of the elements that comprise our online experience and merchandise offerings. Some apparel retailers offer a personalized shopping experience that in certain ways is similar to the one we strive to provide to our customers. Our competitors may seek to emulate facets of our business strategy, including “test, learn, and reorder,” speed-to-market and online experience, which could result in a reduction of any competitive advantage or special appeal that we might possess. In addition, some of our merchandise offerings are sold to us on a non-exclusive basis. As a result, our current and future competitors, especially those with greater financial, marketing, or other resources, may be able to duplicate or improve upon some or all of the elements of our online experience or merchandise offerings that we believe are important in differentiating our website and our customers’ shopping experience. If our competitors were to duplicate or improve upon some or all of the elements of our online experience or product offerings, our competitive position could suffer, which could have a material adverse effect on our business, financial condition, and results of operations.

We rely on consumer discretionary spending and may be adversely affected by economic downturns and other macroeconomic conditions or trends.

Our business and results of operations are subject to global economic conditions and their impact on consumer discretionary spending. Customer purchases of discretionary retail items and specialty retail products, which include our apparel, footwear, and accessories, may be adversely affected by economic conditions such as employment levels, salary and wage levels, the availability of customer credit, inflation, high interest rates, high tax rates, high fuel prices, and customer confidence with respect to current and future economic conditions. Customer purchases may decline during recessionary periods or at other times when unemployment is higher, fuel prices are higher or disposable income is lower. These risks may be exacerbated for retailers like us that focus significantly on selling discretionary fashion merchandise to customers who seek value. Customer willingness to make discretionary purchases may decline, may stall or may be slow to increase due to national and regional economic conditions.

Our sales may be particularly susceptible to economic and other conditions in certain regions or states. Considerable uncertainty and volatility remains in the national and global economy, and any further or future slowdowns or disruptions in the economy could adversely affect online shopping traffic and customer discretionary spending and could have a material adverse effect on our business, financial condition, and results of operations. In addition, we may not be able to maintain our recent rate of growth in net revenue if there is a decline in customer spending.

Risks Related to Our Merchandise and Inventory

If we are not able to successfully maintain our desired merchandise assortment or manage our inventory effectively, we may be unable to attract a sufficient number of customers or sell sufficient quantities of our merchandise, which could result in excess inventories, markdowns, and foregone sales.

We offer our customers a broad merchandise assortment with new styles introduced virtually every day in small batches. This enables us to learn about customer demand using our proprietary reorder algorithm, which allows us to reorder winning products in higher volume. We cannot assure investors that we will be able to continue to stock a broad assortment of merchandise at our current frequency. If we are unable to offer a broad merchandise assortment or manage our inventory effectively, customers may choose to visit our website less frequently, our brand could be impaired, we could lose sales, and our ability to compete successfully and our market share may decline. Further, any failure to manage our merchandise assortment could lead to excess inventories which could lead to markdowns. We have experienced logistics issues that have adversely affected our ability to manage our inventory in the past and may experience such issues in the future. If we are unable to successfully maintain our desired merchandise assortment, it could have a material adverse effect on our business, financial condition, and results of operations.

Our ability to obtain merchandise on a timely basis at competitive prices could suffer as a result of any deterioration or change in our supplier relationships or events that adversely affect our suppliers or their ability to obtain financing for their operations.

We have many important supplier relationships. We do not own or operate any manufacturing facilities. Instead, we purchase nearly all of our merchandise from third-party suppliers. In the year ended January 3, 2021, our top 18 suppliers accounted for approximately 50% of our purchases, with no single supplier accounting for more than 7.3% of our purchases. In the twelve months ended July 4, 2021, our top 16 suppliers accounted for approximately 50% of our purchases, with no single supplier accounting for more than 8.8% of our purchases. Our business and financial performance depend in large part on our ability to evaluate merchandise quickly for style and then modify if needed or to improve the quality, look, and fit of the item. We must also be able to quickly source merchandise and place orders in order to successfully execute our strategy of rapidly responding to evolving fashion trends. Merchandise may not be available to meet our fashion needs on a timely basis, at competitive prices, or at all. Due to the nature of our product strategy, we do not have long-term commitments with any of our suppliers, and we generally operate without any contractual assurances of continued supply, pricing, or access to new products. Our standard terms and conditions do not commit us or our suppliers to any particular quantities, which are established on a purchase order basis.

Our supplier relationships, and therefore our business, could be materially adversely affected if our suppliers:

•	raise the prices they charge us;

•	change pricing terms to require us to pay upfront or upon delivery;

•	reduce our access to styles, brands, and merchandise by entering into broad exclusivity arrangements with our competitors or otherwise in the marketplace;

•	sell similar merchandise to our competitors with similar or better pricing, many of whom already purchase merchandise in significantly greater volume and, in some cases, at lower prices than we do;

•	lengthen their lead times;

•	decrease the quality of their merchandise;

•	initiate or expand sales of apparel, footwear, and accessories to retail customers directly through their own stores, catalogs, or on the internet and compete with us directly; or

•	otherwise choose to discontinue selling merchandise to us.

The success of our business is driven in part by the price-value proposition we offer our customers. If the costs of the raw materials, for example cotton, synthetics, and trim, or other inputs, such as energy costs or prevailing wages, used in producing our merchandise increase, our suppliers may look to pass these cost increases along to us. The price and availability of such raw materials may fluctuate significantly, depending on many factors which are outside of our control, including commodity prices, crop yields, and weather patterns. In addition, the costs of other inputs are also outside of our control. If our suppliers attempt to pass any cost increases on to us and we refuse to pay the increases, we could lose those suppliers, resulting in the risk that we could not fill our purchase orders in a timely manner or at all. If we pay the increases, we could either attempt to raise retail prices for our merchandise, which could adversely affect our sales and our brand image, or choose not to raise prices, which could adversely affect the profitability of our merchandise sales. As a result, any increase in the cost of raw materials or other inputs could have a material adverse effect on our business, financial condition, and results of operations.

We historically have established good working relationships with many suppliers, some of which have more limited resources, production capacities and operating histories than others. Market and economic events that adversely impact our suppliers could impair our ability to obtain merchandise in sufficient quantities. Such events include difficulties or problems associated with our suppliers’ business, finances, ability to import or ship merchandise as a result of strikes, labor disruptions or other events, costs, production, insurance, and reputation. We cannot assure investors that we will be able to acquire desired merchandise in sufficient quantities on acceptable terms or at all in the future, especially if we need significantly greater amounts of inventory in connection with the growth of our business, or that we will be able to get such merchandise delivered to our distribution facilities or our third-party logistics provider on a timely basis. We may need to develop new relationships, as our current suppliers may be unable to supply us with needed quantities and we may not be able to find similar merchandise on the same terms. If we are unable to acquire suitable merchandise in sufficient quantities, at acceptable prices with adequate delivery times due to the loss of or a deterioration or change in our relationship with one or more of our key suppliers or if events harmful to our suppliers occur, it could have a material adverse effect on our business, financial condition, and results of operations.

If new trade restrictions are imposed or existing trade restrictions become more burdensome, our ability to source imported merchandise efficiently and cost effectively could be materially adversely affected.

We purchase a portion of our inventory from foreign manufacturers, including those based in China, which is either directly imported by us from foreign suppliers or imported by domestic importers.

Suppliers, to the extent they obtain merchandise from outside of the United States, are subject to trade restrictions, including tariffs, safeguards, or quotas, changes to which could increase the cost or reduce the supply of merchandise available to us. Under the World Trade Organization Agreement, effective January 1, 2005, the United States and other World Trade Organization member countries removed quotas on goods from World Trade Organization members, which in certain instances we believe affords our suppliers greater flexibility in importing textile and apparel products from World Trade Organization countries from which they source our merchandise. However, as the removal of quotas resulted in an import surge from China, the United States imposed safeguard quotas on a number of categories of goods and apparel from China and may impose additional quotas in the future. These and other trade restrictions could have a significant impact on our suppliers’ sourcing patterns in the future. The extent of this impact, if any, and the possible effect on our purchasing patterns and costs, cannot be determined at this time. We cannot predict whether any of the countries in which our suppliers’ merchandise is currently manufactured or may be manufactured in the future will be subject to additional trade restrictions imposed by the United States or foreign governments, nor can we predict the likelihood, type or effect of any restrictions. Trade restrictions, including increased tariffs or quotas, embargoes, safeguards, and customs restrictions against items we offer, as well as U.S. or foreign labor strikes, work stoppages or boycotts, could increase the cost or reduce the supply of merchandise to our suppliers, and we would expect the costs to be passed along in increased prices to us, which we may be unable to pass on to our customers, which could have a material adverse effect on our business, financial condition, and results of operations.

Merchandise returns could harm our business.

We allow our customers to return merchandise, subject to our return policy. If merchandise return economics become more costly, our business, financial condition, and results of operations could be harmed. Further, we modify our policies relating to returns from time to time, which may result in customer dissatisfaction or an increase in the number of merchandise returns. Supplier non-compliance can also result in increased returns. From time to time our products are damaged in transit, which can increase return rates and harm our brand. Competitive pressures could cause us to alter our return policies or our shipping policies, which could result in an increase in damaged products and an increase in merchandise returns.

Risks Related to Our Technology Infrastructure

System security risk issues, including any real or perceived failure to protect confidential or personal information against security breaches and disruption of our internal operations or information technology systems, could have a material adverse effect on our business, financial condition, and results of operations.

External parties, such as experienced computer programmers and hackers, or even internal users (including both employees and non-employees with authorized access), may be able to penetrate or create systems disruptions or cause shutdowns of our networks, systems and applications or those of third-party companies with which we have contracted to provide services. We collect and use personal information about our employees, customers and others, and sometimes rely upon third-party service providers to maintain or process data on our behalf and to provide security for the information in their possession. Any real or perceived compromise of such information could deter customers from using our platform, subject us to governmental investigations and/or enforcement actions, fines and penalties, litigation, claims and other liabilities, and harm our reputation, which could have a material adverse effect on our business, financial condition and results of operations. Moreover, we could incur significant expenses or disruptions of our operations in connection with system failures or other factors beyond our control. Such failures or breaches in our information systems could also result in the disclosure, misappropriation or misuse of or unauthorized access to our confidential, proprietary, or personal information, disruption of our operations or damage to our networks and systems. An increasing number of websites, including several large internet companies, have recently disclosed breaches of their security, some of which have involved increasingly sophisticated and highly targeted attacks on portions of their sites. For example, online businesses have been targeted with attacks aimed at compromising the security of payment card information submitted by customers for online purchases, including by injecting malicious code or scripts on website pages or by gaining unauthorized access to payment systems. As an online retailer, we may be targeted with similar attempts.

Although we take steps to protect our networks, systems, applications and data, we or our service providers may be unable to anticipate, defend against, or timely identify and respond to such activity, including hacking, malware, viruses, social engineering (such as phishing or other scams), extortion, account takeover attacks, denial or degradation of service attacks, supply chain attacks, computer and network vulnerabilities or the negligence and malfeasance of individuals with authorized access to our data. For example, an unauthorized actor interfered with one of our payment processing systems during a five-day period in August 2016, and intermittently may have been able to intercept approximately 12,500 payment card numbers used for purchases by customers entering a new payment card on our website during that period. We remediated the incident and notified affected customers and state regulators of the incident in accordance with our response plan. In addition to remediating the issue, we have subsequently implemented various additional security measures to prevent and mitigate the attack vectors used to gain access to the www.lulus.com file system. When we notified potentially affected customers, we provided them with information on how to help detect and prevent abuse of their personal and credit card information. The incident did not appear to have any negative impact on customers’ purchasing confidence. In addition, sophisticated hardware and operating system software and applications that we buy or license from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the security and operation of the systems. The costs to us to eliminate or alleviate security problems, viruses and bugs, or any problems associated with the outsourced services provided to us, could be significant, and efforts to address these problems could result in interruptions, delays or cessation of service that may impede our sales, distribution, or other critical functions and have a material adverse effect on our business, financial condition and results of operations.

In addition, many governments have enacted laws or regulations that require companies to notify individuals about certain types of security incidents or breaches, and any such disclosures may lead to negative publicity and may deter customers from shopping on our platform. It is also possible that security breaches affecting our competitors or others in our industry could also result in negative publicity that indirectly harms our reputation. Increasing public, industry, and governmental focus on privacy and data security may continue to lead to additional guidance or legislative and regulatory action, and the increased emphasis on privacy may lead customers to request that we take additional measures to enhance security or restrict the manner in which we collect and use customer information to gather insights into customer behavior and craft our marketing programs. As a result, we may have to modify our business systems and practices with the goal of further improving data security, which could result in reduced net revenue, increased expenditures and operating complexity. Any compromise of our security or security breach could result in a violation of applicable privacy and other laws, significant legal and financial exposure or damage to our reputation, which could have a material adverse effect on our business, financial condition, and results of operations.

Our existing general liability and cybersecurity insurance may not cover any, or cover only a portion of any, potential claims or expenses related to security breaches that affect us or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. In addition, we cannot assure investors that the limitations on liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities with respect to any particular claim. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage would increase our operating expenses and reduce our net income, if any, or increase our net loss.

We continually update, augment and add technology systems, which could potentially disrupt our operations and have a material adverse effect on our business, financial condition, and results of operations.

Over the years, we have found a balance between developing proprietary applications that are optimized for and tailored to our business and customers’ needs on the one hand, and best-in-class third-party solutions on the other hand. We periodically evaluate whether our proprietary application solutions can be replaced by either more advanced or more cost effectively scaled third-party solutions. While currently our order and warehouse management systems are developed in-house, when suitable third-party solutions become available, we might replace our internal systems depending on the growth and the demands of the business.

For example, in 2017 we implemented a data warehouse solution that in near real-time integrates data from our proprietary software applications and third-party software applications to unlock the various data silos and allow for holistic business intelligence analysis and reporting. The actionable insights we have been able to gather from these analytics have allowed us to detect and act on trends sooner, identify improvement opportunities and implement predictive analysis models to gain efficiencies.

Additionally, from time to time, our systems require modifications and updates, including by adding new hardware, software, and applications; maintaining, updating, or replacing legacy programs; and integrating new service providers, and adding enhanced or new functionality. Although we are actively selecting systems and vendors and implementing procedures to enable us to maintain the integrity of our systems when we modify them, there are inherent risks associated with modifying or replacing systems, and with new or changed relationships, including accurately capturing and maintaining data, realizing the expected benefit of the change and managing the potential disruption of the operation of the systems as the changes are implemented. The failure of our information systems and the third-party systems we rely on to perform as designed, or our failure to implement and operate them effectively, could disrupt our business or subject us to liability and thereby harm our profitability.

The risks associated with the above systems changes, as well as any failure of such systems to operate effectively, could disrupt and adversely impact the promptness and accuracy of our merchandise distribution, transaction processing, financial accounting and reporting, and our internal controls over financial reporting, the efficiency of our operations and our ability to properly forecast earnings and cash requirements. We could be required to make significant additional expenditures to remediate any such failures or problems in the future.

We may not be able to successfully implement these new systems or, if implemented, we may still face unexpected disruptions or cost overruns in the future, any of which could have a material adverse effect on our business, financial condition, and results of operations.

We rely significantly on technology and systems to support our supply chain, payments, financial reporting and other key aspects of our business. Any failure, inadequacy, interruption or security failure of those systems could have a material adverse effect on our business, financial condition, and results of operations.

Our ability to effectively manage our business depends significantly on our information systems and platforms provided by third parties, which we use primarily to manage items, purchase orders, stock ledgers and allocation and supply chain planning. To manage the growth of our operations and personnel, we will need to continue to improve and expand our operational and financial systems, transaction processing and internal controls and business processes; in doing so, we could encounter transitional issues and incur substantial additional expenses. If we are unable to maintain our current relationships with these service providers, there is no assurance that we will be able to locate replacements on a timely basis or on acceptable terms. The failure of our information systems to operate effectively, problems with transitioning to upgraded or replacement systems or expanding them, or a breach in security of these systems, could materially adversely affect the promptness and accuracy of our merchandise distribution, transaction processing, financial accounting and reporting, the efficiency of our operations and our ability to properly forecast earnings and cash requirements. We could be required to make significant additional expenditures to remediate any such failure, problem or breach. Any such events could have a material adverse effect on our business, financial condition, and results of operations.

Further, we house many of our systems offsite at third-party data centers. Our data centers may be subject to cyber-attacks or other technology-related incidents, and also break-ins, sabotage and intentional acts of vandalism that could cause disruptions in our ability to serve our customers and protect data. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, intentional sabotage or other anticipated problems could result in lengthy interruptions to our service. Any errors or vulnerability in our systems or damage to or failure of our systems, or a third-party data center hosting our data, could result in interruptions in our operations and could have a material adverse effect on our business, financial condition, and results of operations.

In addition, we may now and in the future implement new systems to increase efficiencies and profitability. We may encounter transitional issues and incur substantial additional expenses in connection with any implementation or change to existing processes, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Our business relies heavily on email and other messaging services, and any restrictions on the sending of emails or messages or an inability to timely deliver such communications could materially adversely affect our business, financial condition, and results of operations.

Our business is highly dependent upon email and other messaging services for promoting our brand and platform. We send promotional emails to inform customers of new products, shipping specials and other offers, and transactional emails to communicate updates to customer orders and returns. We believe these messages are an important part of our customer experience. If we are unable to successfully deliver emails or other messages to our subscribers, or if subscribers decline to open or read our messages, our net revenue and profitability would be materially adversely affected. Changes in how web and mail services block, organize and prioritize email may reduce the number of subscribers who receive or open our emails. For example, Google’s Gmail service has a feature that organizes incoming emails into categories (for example, primary, social and promotions). Such categorization or similar inbox organizational features may result in our emails being delivered in a less prominent location in a subscriber’s inbox or viewed as “spam” by our subscribers and may reduce the likelihood of that subscriber reading our emails. Actions by third parties to block, impose restrictions on or charge for the delivery of emails or other messages could also adversely impact our business. From time to time, emails service providers or other third parties may block bulk email transmissions or otherwise experience technical difficulties that could result in our inability to successfully deliver emails or other messages to customers. Changes in the laws or regulations that limit our ability to send such communications or impose additional requirements upon us in connection with sending such communications would also materially adversely impact our business. Our use of email and other messaging services to send communications to customers may also result in legal claims against us, which may cause us increased expense, and if successful might result in fines or orders with costly reporting and compliance obligations or might limit or prohibit our ability to send emails or other messages. We also rely on social media platforms to communicate with our customers and to encourage our customers to engage with our brand. Changes to the terms of these social networking services to limit promotional communications, any restrictions that would limit our ability or our customers’ ability to send communications through their services, disruptions or downtime experienced by these social media platforms or decline in the use of or engagement with social media platforms by consumers could materially adversely affect our business, financial condition, and results of operations.

Risks Related to the Supply of Our Products

Our business, including our costs and supply chain, is subject to risks associated with sourcing, manufacturing, and warehousing.

We currently source nearly all of the merchandise we offer from third-party suppliers, and as a result we may be subject to price fluctuations or demand disruptions. Our results of operations would be negatively impacted by increases in the prices of our merchandise, and we have no guarantees that prices will not rise. In addition, as we expand into new categories and product types, we expect that we may not have strong purchasing power in these new areas, which could lead to higher prices than we have historically seen in our current categories. We may not be able to pass increased prices on to customers, which could adversely affect our results of operations. Moreover, in the event of a significant disruption in the supply of the fabrics or raw materials used in the manufacture of the merchandise we offer, the suppliers we work with might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price. For example, natural disasters could increase raw material costs, impacting pricing with certain of our suppliers, or cause shipping delays for certain of our merchandise. Any delays, interruption, damage to, or increased costs in the manufacture of the merchandise we offer could result in higher prices to acquire the merchandise or non-delivery of merchandise altogether and could adversely affect our results of operations.

We believe that we have strong supplier relationships, and we work continuously with our suppliers to manage cost increases. Our overall profitability depends, in part, on the success of our ability to mitigate rising costs or shortages of raw materials used to manufacture our merchandise. Cotton, synthetics and other raw materials used to manufacture our merchandise are subject to availability constraints and price volatility impacted by a number of factors, including supply and demand for fabrics, weather, government regulations, economic climate, and other unpredictable factors. In addition, our sourcing costs may fluctuate due to labor conditions, transportation, or freight costs, energy prices, currency fluctuations, or other unpredictable factors. The cost of labor at many of our third-party suppliers has been increasing in recent years, and we believe it is unlikely that such cost pressures will abate.

Most of our merchandise is shipped from our suppliers by ocean vessel. If a disruption occurs in the operation of ports through which our merchandise is imported, we may incur increased costs related to air freight or use of alternative ports. Shipping by air is significantly more expensive than shipping by ocean and our margins and profitability could be reduced. Shipping to alternative ports could also lead to delays in receipt of our merchandise. We rely on third-party shipping companies to deliver our merchandise to us. Failures by these shipping companies to deliver our merchandise to us or lack of capacity in the shipping industry could lead to delays in receipt of our merchandise or increased expense in the delivery of our merchandise. Any of these developments could have a material adverse effect on our business, financial condition, and results of operations.

In addition, we cannot guarantee that merchandise we receive from suppliers will be of sufficient quality or free from damage, or that such merchandise will not be damaged during shipping, while stored in one of our distribution facilities, or when returned by customers. While we take measures to ensure merchandise quality and avoid damage, including evaluating supplier product samples, conducting inventory inspections and inspecting returned product, we cannot control merchandise while it is out of our possession or prevent all damage while in our distribution facilities. We may incur additional expenses and our reputation could be harmed if customers and potential customers believe that our merchandise is not of sufficiently high quality or may be damaged.

We have two distribution facilities and disruptions to the operations at these locations could have a material adverse effect on our business, financial condition, and results of operations.

Our distribution facilities are located in Chico, California and Easton, Pennsylvania. All of our merchandise is shipped from our suppliers to one of our distribution facilities or to a third-party consolidation center (which then ships to our distribution facilities) and then packaged and shipped from our distribution facilities to our customers. The success of our business depends on our timely receipt of merchandise so we can continuously bring new, on-trend products online for sale. The success of our business also depends on customer orders being timely processed and delivered to meet promised delivery dates and satisfy our customers. The efficient flow of our merchandise requires that we have adequate capacity and uninterrupted service in our distribution facilities to support both our current level of operations and the anticipated increased levels that may follow from our growth plans. In order to accommodate future growth, we will either need to expand and upgrade our existing distribution facilities or open additional distribution facilities. Upgrading our existing distribution facilities or transferring our operations to a facility with greater capacity will require us to incur additional costs, which could be significant, and may require us to secure additional favorable real estate or may require us to obtain additional financing. Appropriate locations or financing for the purchase or lease of such additional real estate may not be available at reasonable costs or at all. Our failure to provide adequate order fulfillment, secure additional distribution capacity when necessary, or retain a suitable third-party logistics provider could impede our growth plans. Further increasing this capacity could increase our costs, which in turn could have a material adverse effect on our business, financial condition, and results of operations.

In addition, if we encounter difficulties associated with our distribution facilities or if they were to shut down or be unable to operate for any reason, including because of fire, natural disaster, power outage, or other event, we could face inventory shortages, resulting in “out-of-stock” conditions on our website, and delays in shipments, resulting in significantly higher costs and longer lead times distributing our merchandise. In addition, operations and distribution staff would need to find an alternative location, causing further disruption to our business and operations and increased costs associated with opening a new location.

Without stronger disaster recovery, business continuity and document retention plans, if we encounter difficulties or disasters with our distribution facilities or corporate offices, our critical systems, operations and information may not be restored in a timely manner, or at all, and this could have a material adverse effect on our business, financial condition, and results of operations.

We rely on third-party suppliers, manufacturers, distributors, and other suppliers, and they may not continue to produce products or provide services that are consistent with our standards or applicable regulatory requirements, which could harm our brand, cause consumer dissatisfaction, and require us to find alternative suppliers of our products or services.

We do not own or operate any manufacturing facilities. We use multiple third-party suppliers who source from manufacturers based primarily in China and, to a lesser extent, Brazil, the Dominican Republic, Guatemala, India, Italy, Korea, Mexico, Nicaragua, Spain, United States, and Vietnam, to source and manufacture all of our products under our owned brand and third-party brands. We engage our third-party suppliers and manufacturers on a purchase order basis combined with customary terms and conditions and are not party to any long-term contracts containing purchase obligations. The ability of these third parties to supply and manufacture our products may be affected by competing orders placed by other clients and the demands of those clients. If we experience significant increases in demand, or need to replace a significant number of existing suppliers or manufacturers, we cannot assure that additional supply and manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier or manufacturer will allocate sufficient capacity to us in order to meet our requirements.

In addition, quality control problems, such as the use of materials and delivery of products that do not meet our quality control standards and specifications or comply with applicable laws or regulations, could harm our business. We do not regularly inspect our suppliers and quality control problems could result in regulatory action, such as restrictions on importation, products of inferior quality or product stock outages or shortages, harming our sales, and creating inventory write-downs for unusable products.

Further, our third-party manufacturers, suppliers, and distributors may:

•	have economic or business interests or goals that are inconsistent with ours;

•	take actions contrary to our instructions, requests, policies or objectives;

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be unable or unwilling to fulfill their obligations under relevant purchase orders, including obligations to meet our production deadlines, quality standards, pricing guidelines and product specifications, and to comply with applicable regulations, including those regarding the safety and quality of products;

•	have financial difficulties;

•	encounter raw material or labor shortages;

•	encounter increases in raw material or labor costs which may affect our procurement costs;

•	disclose our confidential information or intellectual property to competitors or third parties;

•	engage in activities or employ practices that may harm our reputation; and

•	work with, be acquired by, or come under control of, our competitors.

Any failure by us or our suppliers to comply with product safety, labor or other laws, or our standard terms and conditions, or to provide safe factory conditions for their workers may damage our reputation and brand and harm our business.

The merchandise we sell to our customers is subject to regulation by the U.S. Consumer Product Safety Commission (the “CPSC”) and similar state and international regulatory authorities. As a result, such merchandise could be in the future subject to recalls and other remedial actions. Product safety, labeling, and licensing concerns may require us to voluntarily remove selected merchandise from our inventory. Such recalls or voluntary removal of merchandise can result in, among other things, lost sales, diverted resources, potential harm to our reputation, and increased customer service costs and legal expenses, which could have a material adverse effect on our results of operations.

Some of the merchandise we sell may expose us to product liability claims and litigation or regulatory action relating to personal injury or environmental or property damage. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms or at all. In addition, some of our agreements with our suppliers may not indemnify us from product liability for a particular supplier’s merchandise or our suppliers may not have sufficient resources or insurance to satisfy their indemnity and defense obligations.

We purchase our merchandise from numerous domestic and international suppliers. Our standard vendor terms and conditions require suppliers to comply with applicable laws. Failure of our suppliers to comply with applicable laws and regulations and contractual requirements could lead to litigation against us, resulting in increased legal expenses and costs. In addition, the failure of any such suppliers to provide safe and humane factory conditions and oversight at their facilities could damage our reputation with customers or result in legal claims against us.

Our current and future products may experience quality problems from time to time that could result in negative publicity, litigation, product recalls and warranty claims, which could result in decreased net revenue and harm to our brand.

We cannot assure that we will be able to detect, prevent or fix all defects that may affect our merchandise. Inconsistency of legislation and regulations may also affect the costs of compliance with such laws and regulations. Such problems could hurt the image of our brand, which is critical to maintaining and expanding our business. Any negative publicity or lawsuits filed against us related to the perceived quality of our products could harm our brand and decrease demand for our products.

We rely upon independent third-party transportation providers for substantially all of our merchandise shipments and any disruptions or increased transportation costs could have a material adverse effect on our business, financial condition, and results of operations.

We currently rely upon independent third-party transportation providers for substantially all of our merchandise shipments, including shipments to all of our distribution facilities and our customers. Our shipments are subject to risks, including increases in fuel prices, which would increase our distribution costs, and employee strikes and inclement weather, which may impact the third party’s ability to provide delivery services that adequately meet our needs. For example, it can take as long as six to seven days to get shipments from our distribution facilities. If we change shipping companies, we could face logistical difficulties that could adversely impact deliveries and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from the independent third-party transportation providers we currently use, which would increase our costs. Historically, the shipping and handling fees we charge our customers are intended to partially offset the related shipping and handling expenses. Pure-play and omni-channel retailers are increasing their focus on delivery services, as customers are increasingly seeking faster, guaranteed delivery times and low-price or free shipping. To remain competitive, we may be required to offer discounted, free or other more competitive shipping options to our customers, including expedited delivery services, which may result in declines in our shipping and handling fees and increased shipping and handling expense. Any increase in shipping costs or any other significant shipping difficulties or disruptions could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Regulation, Taxation and Litigation

We may be subject to liability and other risks if we, our suppliers or the manufacturers of our merchandise infringe upon the trademarks, copyrights or other intellectual property rights of third parties, including the risk that we could acquire merchandise from our suppliers without the full right to sell it.

We purchase merchandise that may be subject to copyrights, design patents, trademark, trade dress or otherwise may incorporate protected intellectual property. Typically we are not involved in the manufacture of any of the merchandise that we purchase from our suppliers for sale to our customers, and we do not independently investigate whether our suppliers or the manufacturers with whom they do business hold intellectual property rights to the merchandise we purchase. Third parties have and may bring legal claims, or threaten to bring legal claims, against us that their intellectual property rights are being infringed or violated by our use of intellectual property if our suppliers or the manufacturers of our merchandise infringe upon the intellectual property rights of third parties. Litigation or threatened litigation, regardless of merit, could be costly, time consuming to defend, require us to redesign or rebrand our products or packaging, if feasible, distract our senior management from operating our business and require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property. Any such royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. If we were to be found liable for any such infringement, we could be required to pay substantial damages which our indemnifying suppliers may not be able to fully pay, and could be subject to injunctions preventing further infringement. In addition, any payments we are required to make and any injunctions with which we are required to comply as a result of infringement claims could be costly. While our standard terms and conditions require our suppliers to indemnify us against third-party intellectual property claims, certain agreements with our suppliers may not indemnify us from intellectual property claims for a particular supplier’s merchandise or our suppliers may not have sufficient resources or insurance to satisfy their indemnity and defense obligations. Any legal claims or litigation could have a material adverse effect on our business, financial condition, and results of operations.

If a third party claims to have licensing rights with respect to merchandise we purchased from a supplier, or if we acquire unlicensed merchandise, we may be obligated to remove this merchandise from our platform, incur costs associated with this removal if the distributor or supplier is unwilling or unable to reimburse us and be subject to liability under various civil and criminal causes of action, including actions to recover unpaid royalties and other damages and injunctions. Additionally, we could need to purchase new merchandise to replace any we remove. Any such events could have a material adverse effect on our business, financial condition, and results of operations.

We may be unable to protect our trademarks or other intellectual property rights.

We believe that our trademarks are integral to our business and our success in building our brand image and customer loyalty. We rely on trademark registrations and common law trademark rights to protect the distinctiveness of our brand and have registered, or have applied to register, those trademarks that we believe are important to our business with the United States Patent and Trademark Office and in many foreign countries. We cannot assure that our applications will be approved or that these registrations will prevent imitation of our name, merchandising concept, website design or merchandise or the infringement of our other intellectual property rights by others. Third parties may also oppose our trademark applications or otherwise challenge our use of the trademarks. In certain cases, the merchandise we sell is purchased on a non-exclusive basis from suppliers that also sell to our competitors. While we use our brand name on these items, our competitors may seek to replicate aspects of our business strategy and online experience, thereby diluting the experience we offer and adversely affecting our brand and competitive position. Imitation of our name, concept, website design or merchandise in a manner that projects lesser quality or carries a negative connotation of our brand image could have a material adverse effect on our business, financial condition, and results of operations.

We cannot be certain that the actions we have taken to establish, police and protect our trademarks or our resources will be adequate to prevent imitation of our merchandise by others or to prevent others from seeking to block sales of our merchandise as a violation of the trademarks or proprietary rights of others. If disputes arise in the future, we may not be able to successfully resolve these types of conflicts to our satisfaction. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Although we cannot currently estimate the likelihood of success of any such lawsuit or ultimate resolution of such a conflict, such a conflict, regardless of outcome, could have an adverse effect on our business, financial condition, and results of operations.

Litigation may be necessary to protect our trademarks and other intellectual property rights or to enforce these rights. Any litigation or claims brought by us could result in substantial costs and diversion of our resources, which could have a material adverse effect on our business, financial condition, and results of operations.

Unfavorable changes or failure by us to comply with evolving internet and e-commerce regulations could substantially harm our business and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the internet and e-commerce. These regulations and laws may involve taxes, privacy and data security, customer protection, the ability to collect and/or share necessary information that allows us to conduct business on the internet, marketing communications and advertising, content protection, electronic contracts or gift cards. Furthermore, the regulatory landscape impacting internet and e-commerce businesses is constantly evolving.

We collect personally identifiable information and other data from our employees, customers, prospective customers and others. We use this information to provide services and relevant products to our customers, to support, expand and improve our business, and to tailor our marketing and advertising efforts. We may also share customers’ personal data with certain third parties as authorized by the customer or as described in our privacy policy.

As a result, we are subject to or affected by laws, governmental regulation and other legal obligations related to data protection, privacy and information security in certain countries where we do business, and there has been and will continue to be new proposed laws and regulations and changes to existing legal frameworks that govern how we collect, use, share, and process personal data.

In the United States, the federal government and various state governments have adopted or proposed guidelines or rules for the collection, distribution, use and storage of information collected from or about individuals or their devices. For example, in 2020, the California Consumer Privacy Act (“CCPA”), came into force, and provides new data privacy rights for California consumers and new operational requirements for covered companies. Specifically, the CCPA mandates that covered companies provide new disclosures to California consumers and afford such consumers new data privacy rights that include, among other things, the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to request to opt-out of certain sales of such personal information. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA also provides a private right of action for certain data breaches that is expected to increase data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act (“CPRA”), was approved by California voters in the November 3, 2020 election. The CPRA, which takes effect on January 1, 2023 and significantly modifies the CCPA, could result in further uncertainty and require us to incur additional costs and expenses in an effort to comply. In addition, on March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act, or CDPA, which becomes effective on January 1, 2023, and on June 8, 2021, Colorado enacted the Colorado Privacy Act, or CPA, which takes effect on July 1, 2023. The CPA and CDPA are similar to the CCPA and CPRA but aspects of these state privacy statutes remain unclear, resulting in further legal uncertainty and potentially requiring us to modify our data practices and policies and to incur substantial additional costs and expenses in an effort to comply. Complying with the General Data Protection Regulation (“GDPR”) in Europe, the CCPA, CPRA, CDPA, CPA, or other laws, regulations, amendments to or re-interpretations of existing laws and regulations, and contractual or other obligations relating to privacy, data protection, data transfers, data localization, or information security may require us to make changes to our services to enable us or our customers to meet new legal requirements, incur substantial operational costs, modify our data practices and policies, and restrict our business operations. Any actual or perceived failure by us to comply with these laws, regulations, or other obligations may lead to significant fines, penalties, regulatory investigations, lawsuits, significant costs for remediation, damage to our reputation, or other liabilities. Other state regulators and the Federal Trade Commission (the “FTC”) with authority to enforce federal and state customer protection laws may also impose standards for the online collection, use and dissemination of data.

Foreign privacy laws are also undergoing a period of rapid change, have become more stringent in recent years and may increase the costs and complexity of offering our products and services in new geographies. In Canada, the Personal Information Protection and Electronic Documents Act, or PIPEDA, and various provincial laws require that companies give detailed privacy notices to consumers; obtain consent to use personal information, with limited exceptions; allow individuals to access and correct their personal information; and report certain data breaches. In addition, Canada’s Anti-Spam Legislation, or CASL, prohibits email marketing without the recipient’s consent, with limited exceptions. Failure to comply with PIPEDA, CASL or provincial privacy or data protection laws could result in significant fines and penalties or possible damage awards. In Europe, the European Union (the “EU”) has adopted the General Data Protection Regulation (the “GDPR”) which went into effect in May 2018 and introduced stringent requirements for processing personal data. The GDPR has increased compliance burdens, including by mandating extensive documentation requirements and granting certain rights to individuals to control how we collect, use, disclose, retain and leverage information about them or how we obtain consent from them. The processing of sensitive personal data, such as physical health condition, may impose heightened compliance burdens under the GDPR and is a topic of active interest among foreign regulators. In addition, the GDPR provides for breach reporting requirements, more robust regulatory enforcement and greater penalties for noncompliance than previous data protection laws, including fines of up to €20 million or 4% of a noncompliant company’s global annual revenues for the preceding financial year, whichever is greater.

In July 2020, the Court of Justice of the European Union invalidated the EU-U.S. Privacy Shield framework, a mechanism for companies to comply with data protection requirements when transferring personal data from the EU to the United States. Additionally, in September 2020, the Federal Data Protection and Information Commissioner of Switzerland issued an opinion concluding that the Swiss-U.S. Privacy Shield did not provide an adequate level of protection for data transfers from Switzerland to the United States under Swiss data protection law. We make use of alternative data transfer mechanisms such as standard contractual clauses approved by the European Commission, or the SCCs. On June 4, 2021, the European Commission adopted new SCCs under the GDPR for personal data transfers outside the EEA, which may require us to expend significant resources to update our contractual arrangements and to comply with such obligations. Further, data protection authorities may require measures to be put in place in addition to SCCs for transfers to countries outside of the European Economic Area, or EEA, as well as Switzerland and the United Kingdom, or UK. Our third-party service providers may also be affected by these changes. In addition to other impacts, we may experience additional costs to comply with these changes, and we and our customers face the potential for regulators in the EEA, Switzerland, or the UK to apply different standards to the transfer of personal data from the EEA, Switzerland, or the UK to the United States and other non-EEA countries, and to block, or require ad hoc verification of measures taken with respect to certain data flows from the EEA, Switzerland, and the UK to the United States and other non-EEA countries. We also may be required to engage in new contract negotiations with third parties that aid in processing data on our behalf, to the extent that any of our service providers or consultants have been relying on invalidated or insufficient contractual protections for compliance with evolving interpretations of and guidance for cross-border data transfers pursuant to the GDPR. In such cases, we may not be able to find alternative service providers, which could limit our ability to process personal data from the EEA, Switzerland, or the UK and increase our costs.

The UK has implemented legislation similar to the GDPR, including the UK Data Protection Act and legislation similar to the GDPR referred to as the UK GDPR, which provides for fines of up to the greater of 17.5 million British Pounds or 4% of a company’s worldwide turnover, whichever is higher. Additionally, the relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear following the UK’s exit from the EU, including with respect to regulation of data transfers between EU member states and the UK. On June 28, 2021, the European Commission announced a decision of “adequacy” concluding that the UK ensures an equivalent level of data protection to the GDPR, which provides some relief regarding the legality of continued personal data flows from the EEA to the UK. Some uncertainty remains, however, as this adequacy determination must be renewed after four years and may be modified or revoked in the interim. We cannot fully predict how the Data Protection Act, the UK GDPR, and other UK data protection laws or regulations may develop in the medium to longer term nor the effects of divergent laws and guidance regarding how data transfers to and from the UK will be regulated.

As we continue to expand and new laws are enacted or existing laws change, we may be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, which could require us to incur additional costs and restrict our business operations. Furthermore, these obligations may be interpreted and applied inconsistently from one jurisdiction to another and may conflict with other requirements or our practices. Any failure or perceived failure by us to comply with rapidly evolving data protection laws and regulations, policies (including our own stated privacy policies), legal obligations, contractual obligations or industry standards, or any security incident that results in the unauthorized release or transfer of personally identifiable information or other customer data, may result in governmental investigations and/or enforcement actions, litigation (including customer class actions), claims by our customers and other third parties, fines, penalties and other liabilities, damage to our reputation or adverse publicity, and could cause our customers to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition, and prospects.

If our suppliers fail to comply with applicable laws, including a failure to use acceptable labor practices, or if our suppliers suffer disruptions in their businesses, we could suffer adverse business consequences.

Our suppliers source the merchandise we sell from manufacturers both inside and outside of the United States. Although each of our purchase orders is subject to our terms and conditions, which require compliance with all applicable laws including labor and employment, immigration, customs, environmental and product safety, we do not own, supervise or control our suppliers or the manufacturers that produce the merchandise we sell. In the past we have purchased merchandise from our suppliers solely within the United States. In the future, we expect to increase direct purchases from suppliers outside the United States, which may expose us to additional risks. The violation, or perception of any violation, of any labor, immigration, product safety, or other laws by any of our suppliers, their U.S. and non-U.S. manufacturers, or our direct suppliers, such as use of forced or child labor, or the divergence of the labor practices followed by any of our suppliers or these manufacturers from those generally accepted in the United States, could damage our brand image or subject us to boycotts by our customers or activist groups which could have a material adverse effect on our business, financial condition, and results of operations.

Any event causing a sudden disruption of manufacturing or imports, including the imposition of additional import restrictions, could interrupt, or otherwise disrupt the shipment of finished products to us by our suppliers. Political and financial instability outside the United States, strikes, adverse weather conditions or natural disasters that may occur or acts of war or terrorism in the United States or worldwide, may affect the production, shipment or receipt of merchandise. These factors, which are beyond our control, may require us to modify our current business practices or incur increased costs and could have a material adverse effect on our business, financial condition, and results of operations.

Changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or otherwise cause us to change the way we do business, which could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to numerous regulations, including labor and employment, truth-in-advertising, California’s Proposition 65 and other environmental laws and regulations, customer protection and zoning and occupancy laws and ordinances that regulate retailers generally or govern the promotion and sale of merchandise and the operation of warehouse facilities. If these regulations were to change or were violated by our management, employees, or suppliers, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties or suffer reputational harm, which could reduce demand for our merchandise and have a material adverse effect on our business, financial condition, and results of operations. In addition to increased regulatory compliance requirements, changes in laws could make the ordinary conduct of our business more expensive or require us to change the way we do business.

Laws related to employee benefits and treatment of employees, including laws related to limitations on employee hours, immigration laws, child labor laws, supervisory status, leaves of absence, wages, mandated health benefits or overtime pay, could also increase compensation and benefits costs. Moreover, changes in product safety or other customer protection laws, could lead to increased costs to us for some merchandise, or additional labor costs associated with readying merchandise for sale. It is often difficult for us to plan and prepare for potential changes to applicable laws, and future actions or increased costs related to these changes could have a material adverse effect on our business, financial condition, and results of operations.

Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations could have an adverse effect on our business, financial condition, and results of operations.

Many of the underlying laws, rules or regulations imposing taxes and other obligations were established before the growth of the internet and e-commerce. Tax authorities in non-U.S. jurisdictions and at the U.S. federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in internet commerce and considering changes to existing tax or other laws that could regulate our transmissions and/or levy sales, income, consumption, use or other taxes relating to our activities, and/or impose obligations on us to collect such taxes. For example, many U.S. states have enacted or are enacting new sales tax laws following the U.S. Supreme Court’s 2018 decision in South Dakota v. Wayfair, as discussed below under “—The application of indirect taxes could adversely affect our business and results of operations.” We cannot predict the effect of current attempts to impose taxes on commerce over the internet. If such tax or other laws, rules or regulations were amended, or if new unfavorable laws, rules or regulations were enacted, the results could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our services if we pass on such costs to the consumer, result in increased costs to update or expand our technical or administrative infrastructure or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes may have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, various governments and intergovernmental organizations could introduce proposals for tax legislation, or adopt tax laws, that may have a significant adverse effect on our worldwide effective tax rate, or increase our tax liabilities, the carrying value of deferred tax assets, or our deferred tax liabilities. For example, the U.S. federal government could enact significant changes to the taxation of business entities including, among others, a permanent increase in the corporate income tax rate, an increase in the tax rate applicable to the global intangible low-taxed income and elimination of certain exemptions, and the imposition of minimum taxes or surtaxes on certain types of income. As another example, in October 2015, the Organization for Economic Co-Operation and Development (the “OECD”) released a final package of recommended tax measures for member nations to implement in an effort to limit “base erosion and profit shifting” (the “BEPS”) by multinational companies. Since then, the OECD has continued to monitor key areas of action and issue additional reports and guidance on implementation of the BEPS recommendations. Multiple jurisdictions, including some of the countries in which we operate, have begun implementing recommended changes aimed at addressing perceived issues within their respective tax systems that may lead to reduced tax liabilities among multinational companies. It is possible that other jurisdictions in which we operate or do business could react to the BEPS initiative or their own concerns by enacting tax legislation that could adversely affect us through increasing our tax liabilities.

The application of indirect taxes could adversely affect our business and results of operations.

The application of indirect taxes, such as sales and use tax, value-added tax, provincial taxes, goods and services tax, business tax and gross receipt tax, to our business and to our retailers and brands is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. As a result, amounts recorded may be subject to adjustments by the relevant tax authorities. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business or to the businesses of our retailers and brands. One or more states, the federal government or other countries may seek to impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours that facilitate e-commerce. For example, state and local taxing authorities in the United States and taxing authorities in other countries have identified e-commerce platforms as a means to calculate, collect and remit indirect taxes for transactions taking place over the internet. Multiple U.S. states have enacted related legislation and other states are now considering similar legislation. Such legislation could require us to incur substantial costs in order to comply, including costs associated with legal advice, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business. In 2018, the U.S. Supreme Court held in South Dakota v. Wayfair that a U.S. state may require an online retailer to collect sales taxes imposed by that state, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements. Most U.S. states have enacted or are enacting new sales tax laws following the decision in South Dakota v. Wayfair.

U.S. import taxation levels may increase and could harm our business.

Increases in taxes imposed on goods imported to the United States have been proposed by U.S. lawmakers and the President of the United States and, if enacted, may impede our growth and negatively affect our results of operations. The majority of our inventory is made outside of the United States and would be subject to increased taxation if new taxes on imports were imposed. Such taxes would increase the cost of our inventory and would raise retail prices of our merchandise to the extent we pass the increased costs on to customers, which could adversely affect our results of operations.

A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules, and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to the internet and e-commerce, including geo-blocking and other geographically based restrictions, internet advertising and price display, customer protection, anti-corruption, antitrust and competition, economic and trade sanctions, tax, banking, data security, data protection, and privacy. As a result, regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory or licensing requirements or any binding interpretation of such requirements. Unfavorable changes or interpretations could severely damage our reputation and our relationship with our customers, associates and investors as well as decrease demand for our services, limit marketing methods and capabilities, affect our margins, increase costs or subject us to additional liabilities.

For example, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the internet and e-commerce that may relate to liability for information retrieved from or transmitted over the internet, display of certain taxes and fees, online editorial and customer-generated content, user privacy, data security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services. Furthermore, the growth and development of e-commerce may prompt calls for more stringent customer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally.

Likewise, the SEC, the U.S. Department of Justice, the U.S. Treasury Department’s Office of Foreign Assets Controls (“OFAC”), the U.S. Department of State, as well as other foreign regulatory authorities continue to enforce economic and trade regulations and anti-corruption laws, across industries. U.S. trade sanctions relate to transactions with designated foreign countries and territories, including Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine, as well as specifically targeted individuals and entities that are identified on U.S. and other blacklists, and those owned by them or those acting on their behalf. Anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (the “FCPA”), generally prohibit direct or indirect corrupt payments to government officials and, under certain laws, private persons to obtain or retain business or an improper business advantage.

Although we have policies and procedures in place designed to promote compliance with laws and regulations, which we review and update as we expand our operations in existing and new jurisdictions in order to proportionately address risks of non-compliance with applicable laws and regulations, our employees, partners, or agents could take actions in contravention of our policies and procedures, or violate applicable laws or regulations. As regulations continue to develop and regulatory oversight continues to focus on these areas, we cannot guarantee that our policies and procedures will ensure compliance at all times with all applicable laws or regulations. In the event our controls should fail or we are found to be not in compliance for other reasons, we could be subject to monetary damages, civil and criminal monetary penalties, withdrawal of business licenses or permits, litigation, and damage to our reputation and the value of our brand.

As we expand our operations in existing and new jurisdictions internationally, we will need to increase the scope of our compliance programs to address the risks relating to the potential for violations of the FCPA and other anti-bribery and anti-corruption laws. Further, the promulgation of new laws, rules and regulations, or the new interpretation of existing laws, rules and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we or our retailers and brands conduct business could require us to change certain aspects of our business, operations and commercial relationships to ensure compliance, which could decrease demand for services, reduce net revenue, increase costs or subject us to additional liabilities.

Risks Related to Our Indebtedness

We have substantial indebtedness and we may incur additional indebtedness in the future, which may require us to use a substantial portion of our cash flow to service debt and limit our financial and operating flexibility.

We have substantial indebtedness and we may incur additional indebtedness in the future. As of July 4, 2021, we had a total of $107.7 million of indebtedness outstanding under our Team Loan. Upon the completion of this offering, after giving effect to the use of proceeds described in this prospectus, we expect to have repaid all amounts outstanding under our credit facility (the “Credit Facility”) with Credit Suisse AG, Cayman Islands Branch. Our existing and future indebtedness will require interest payments and need to be repaid or refinanced, and could require us to divert funds identified for other purposes to service our debt, could result in cash demands and impair our liquidity position and could result in financial risk for us. Diverting funds identified for other purposes for debt service may adversely affect our growth prospects. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets, or issue equity to obtain necessary funds. We do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us, or at all.

Our level of indebtedness has important consequences to investments in our common stock. For example, our level of indebtedness might:

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require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, which would reduce the funds available to us for working capital, capital expenditures, and other general corporate purposes;

•	limit our ability to pay future dividends;

•	limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans, and other investments, which may limit our ability to implement our business strategy;

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heighten our vulnerability to downturns in our business, the retail apparel industry, or in the general economy and limit our flexibility in planning for, or reacting to, changes in our business and the retail apparel industry; or

•	prevent us from taking advantage of business opportunities as they arise or successfully carrying out our plans to expand our product offerings.

Our business may not generate sufficient cash flow from operations or future borrowings may be unavailable to us in amounts sufficient to enable us to make payments on our indebtedness or to fund our operations. If we are unable to service our debt or repay or refinance our indebtedness when due, it could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

Our Term Loan matures on August 28, 2022. In projecting our future cash flows out one year from the date that our unaudited interim condensed consolidated financial statements are issued, it appears we will have insufficient funds to satisfy this financial obligation unless we complete this offering. We cannot assure that we will be successful in obtaining sufficient funds to repay amounts outstanding under the Term Loan at maturity in August 2022. In addition, we cannot assure that any future financing will be available on favorable terms or at all.

We intend to repay the $97.6 million principal amount outstanding under the Term Loan with the net proceeds from this offering and by obtaining additional equity or debt financing. If we are unable to raise additional capital when desired, or if we cannot expand our operations or otherwise capitalize on business opportunities because we lack sufficient capital, our business, financial condition, cash flows, or results of operations would be adversely impacted.

The terms of our existing senior secured credit facilities do, and the terms of any additional debt financing may, restrict our current and future operations, and our debt may be downgraded, which could adversely affect our ability to manage our operations and respond to changes in our business.

Our existing Credit Facility contains, and any additional debt financing we may incur would likely contain, covenants that restrict our operations, including limitations on our ability to grant liens, incur additional debt, pay dividends, redeem our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. A failure by us to comply with the covenants or financial ratios contained in our Credit Facility or any additional debt financing we may incur could result in an event of default, which could have a material adverse effect on our business, financial condition, cash flows, and results of operations. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies. If the indebtedness under Credit Facility or any additional debt financing we may incur were to be accelerated, it could have a material adverse effect on our business, financial condition, cash flows, and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Reserve—Credit Facilities” for additional information on the terms of our Credit Facility.

A decrease in the ratings that rating agencies assign to our short and long-term debt may negatively impact our access to the debt capital markets and increase our cost of borrowing, which could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

We may not be able to generate sufficient cash to service our indebtedness.

It is possible that we will in the future draw down on our Revolving Facility or enter into new debt obligations. Our ability to make scheduled payments or to refinance such debt obligations depends on numerous factors, including the amount of our cash balances and our actual and projected financial and operating performance. We may be unable to maintain a level of cash balances or cash flows sufficient to permit us to pay the principal, premium, if any, and interest on our existing or future indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital, or restructure or refinance our indebtedness. We may not be able to take any of these actions, and even if we are, these actions may be insufficient to permit us to meet our scheduled debt service obligations. In addition, in the event of our breach of the Credit Facility, we may be required to repay any outstanding amounts.

Risks Related to Our Company and Our Ownership Structure

Our management team currently manages a private company and the transition to managing a public company will present new challenges.

Following the completion of this offering, we will be subject to various regulatory requirements, including those of the SEC and Nasdaq. These requirements include record keeping, financial reporting and corporate governance rules and regulations. While certain members of our management team have experience managing a public company, we do not have the resources typically found in a public company. Our internal infrastructure may not be adequate to support our increased reporting obligations, and we may be unable to hire, train, or retain necessary staff and may be reliant on engaging outside consultants or professionals to overcome our lack of experience or personnel. If our internal infrastructure is inadequate, we are unable to engage outside consultants or are otherwise unable to fulfill our public company obligations, it could have a material adverse effect on our business, financial condition, and results of operations.

Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, and assuming no exercise of the underwriters’ option to purchase additional shares, our executive officers, directors, and principal stockholders will own, in the aggregate, approximately 79.3% of our outstanding common stock. These stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors, amendment of our amended and restated certificate of incorporation, and approval of significant corporate transactions and will have significant control over our management and policies. This concentration of influence could be disadvantageous to other stockholders with interests different from those of our officers, directors, and principal stockholders and could have an adverse effect on the price of our common stock.

In addition, these stockholders could take actions that have the effect of delaying or preventing a change-in-control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them.

Anti-takeover provisions in our amended and restated certificate of incorporation and bylaws and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

•	authorize our board of directors (the “Board of Directors”) to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock;

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subject to certain exceptions, including that entities affiliated with H.I.G., IVP and CPPIB hold at least 50% of our common stock, require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by a majority of our Board of Directors, the Chair of our Board of Directors or our Chief Executive Officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our Board of Directors;

•	establish that our Board of Directors is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors; and

•	provide that vacancies on our Board of Directors may be filled only by a majority of directors then in office, even though less than a quorum.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors, which is responsible for appointing the members of our management.

In addition, because we are incorporated in Delaware, we have opted out of the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”), which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder (any stockholder with 15% or more of our capital stock) for a period of three years following the date on which the stockholder became an “interested” stockholder. However, our amended and restated certificate of incorporation will contain a provision that provides us with protections similar to Section 203 of the DGCL and will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval is obtained prior to the acquisition, except that it will provide that H.I.G. or any affiliate thereof, or any person or entity to which any of the foregoing stockholders transfers shares of our voting stock (subject to specified exceptions), in each case regardless of the total percentage of our voting stock owned by such stockholder or such person or entity, shall not be deemed an “interested stockholder” for purposes of this provision of our amended and restated certificate of incorporation and therefore not subject to the restrictions set forth in this provision.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware and the federal district courts of the United States as the sole and exclusive forums for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or our directors, officers, or other employees.

Our amended and restated certificate of incorporation to be effective on the closing of this offering will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of the Company, (2) action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to the Company or our stockholders, (3) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) action asserting a claim against us or any director or officer of the Company governed by the internal affairs doctrine. Additionally, our amended and restated certificate of incorporation to be effective on the closing of this offering will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against a defendant to such complaint. The choice of forum provisions would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, as Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. We note that there is uncertainty as to whether a court would enforce the choice of forum provision with respect to claims under the federal securities laws, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated certificate of incorporation. This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition, and results of operations and result in a diversion of the time and resources of our management and Board of Directors. These provisions may also result in increased costs for investors seeking to bring a claim against us or any of our directors, officers, or other employees.

Lulu’s Fashion Lounge Holdings, Inc. is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.

As a holding company, our principal source of cash flow will be distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt, and pay dividends, if any, in the future will depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls, or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends, or otherwise. In addition, our operating Company and indirectly owned subsidiary, Lulu’s Fashion Lounge, LLC, is restricted under the terms of the Credit Facility from paying dividends to us except in limited circumstances.

Risks Related to This Offering and Ownership of Our Common Stock

Prior to this offering, there has been no public market for shares of our common stock and an active trading market for our common stock may never develop or be sustained.

Prior to this offering, there has not been a public market for our common stock. An active market for our common stock may not develop following the completion of this offering, or if it does develop, may not be maintained. If an active trading market does not develop, investors may have difficulty selling any of our common stock they have bought. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, we cannot assure investors of their ability to sell shares of common stock when desired or the prices that may obtained for shares of common stock.

We expect that our stock price will fluctuate significantly, which could cause the value of investments in our common stock to decline, and investors may not be able to resell their shares at a price at or above the initial public offering price.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. The market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock regardless of our results of operations. The trading price of our common stock is likely to be volatile and subject to significant price fluctuations in response to many factors, including:

•	market conditions or trends in our industry or the economy as a whole and, in particular, in the retail sales environment;

•	changes in our merchandise mix and supplier base;

•	timing of promotional events;

•	changes in key personnel;

•	entry into new markets;

•	changes in customer preferences and fashion trends;

•	announcements by us or our competitors of new product offerings or significant acquisitions, divestitures, strategic partnerships, joint ventures, or capital commitments;

•	actions by competitors;

•	inventory shrinkage beyond our historical average rates;

•	changes in operating performance and stock market valuations of other retail companies;

•	investors’ perceptions of our prospects and the prospects of the retail industry;

•	fluctuations in quarterly results of operations, as well as differences between our actual financial results and results of operations and those expected by investors;

•

the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC and/or negative earnings or other announcements by us or other retail apparel companies;

•	announcements, media reports, or other public forum comments related to litigation, claims, or reputational charges against us;

•	guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance;

•

changes in financial estimates or ratings by any securities analysts who follow our common stock, our failure to meet these estimates, or the failure of those analysts to initiate or maintain coverage of our common stock;

•	the development and sustainability of an active trading market for our common stock;

•	downgrades in our credit ratings or the credit ratings of our competitors;

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

•	future sales of our common stock by our officers, directors, and significant stockholders;

•	other events or factors, including those resulting from system failures and disruptions, earthquakes, hurricanes, war, acts of terrorism, other natural disasters, or responses to these events; and

•	changes in accounting principles.

These and other factors may cause the market price and demand for shares of our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of our common stock and may otherwise negatively affect the liquidity of our common stock. As a result of these factors, our quarterly and annual results of operations and sales may fluctuate significantly. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and sales for any particular future period may decrease. In the future, our results of operations may fall below the expectations of securities analysts and investors. In that event, the price of our common stock would likely decrease. In the past, when the market price of a stock has been volatile, security holders have often instituted class action litigation against the company that issued the stock. If we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, which could have a material adverse effect on our business, financial condition, and results of operations.

Future sales of our common stock in the public market could cause the market price of our common stock to decrease significantly.

Sales of substantial amounts of our common stock in the public market following this offering by our existing stockholders, upon the exercise of stock options granted in the future or by persons who acquire shares in this offering may cause the market price of our common stock to decrease significantly. The perception that such sales could occur could also depress the market price of our common stock. Any such sales could also create public perception of difficulties or problems with our business and might also make it more difficult for us to raise capital through the sale of equity securities in the future at a time and price that we deem appropriate.

Upon the completion of this offering, we will have outstanding 37,190,187 shares of common stock, of which:

•	5,750,000 shares are shares that we are selling in this offering and, unless purchased by affiliates, may be resold in the public market immediately after this offering; and

•

31,440,187 shares will be “restricted securities,” as defined under Rule 144 under the Securities Act and eligible for sale in the public market subject to the requirements of Rule 144, all of which are subject to lock-up agreements and will become available for resale in the public market beginning 180 days after the date of this prospectus (subject to earlier termination as described in “Shares Eligible for Future Sale-Lock-Up Agreements”).

In addition, we have reserved 3,719,000 shares of common stock for issuance under our equity incentive plans. See “Executive Compensation—Equity Compensation Plans.”

With limited exceptions as described under the caption “Underwriting,” the lock-up agreements with the underwriters of this offering prohibit a stockholder from selling, contracting to sell or otherwise disposing of any common stock or securities that are convertible or exchangeable for common stock or entering into any arrangement that transfers the economic consequences of ownership of our common stock for at least 180 days from the date of the prospectus (subject to earlier termination as described in “Shares Eligible for Future Sale-Lock-Up Agreements”) filed in connection with our initial public offering, although the lead underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. Upon a request to release any shares subject to a lock-up, the lead underwriters would consider the particular circumstances surrounding the request including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours. As a result of these lock-up agreements, notwithstanding earlier eligibility for sale under the provisions of Rule 144, none of these shares may be sold until at least 180 days after the date of this prospectus (subject to earlier termination as described in “Shares Eligible for Future Sale-Lock-Up Agreements”). See “Shares Eligible for Future Sale” and “Underwriting.”

As restrictions on resale expire or as shares are registered, our share price could drop significantly if the holders of these restricted or newly registered shares sell them or are perceived by the market as intending to sell them. These sales might also make it more difficult for us to raise capital through the sale of equity securities in the future at a time and at a price that we deem appropriate.

See the information under the heading “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering.

We do not intend to pay dividends on our common stock and, consequently, the ability of common stockholders to achieve a return on investment will depend on appreciation, if any, in the price of our common stock.

Investors should not rely on an investment in our common stock to provide dividend income. Because we do not expect to pay any cash dividends for the foreseeable future, investors may be forced to sell their shares in order to realize a return on their investment, if any. We do not anticipate that we will pay any dividends to holders of our common stock for the foreseeable future. Any payment of cash dividends will be at the discretion of our Board of Directors and will depend on our financial condition, capital requirements, legal requirements, earnings, and other factors. Our ability to pay dividends is restricted by the terms of our Credit Facility and might be restricted by the terms of any indebtedness that we incur in the future. Consequently, investors in our common stock should not rely on dividends in order to receive a return on their investment. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock. See “Dividend Policy.”

If investors purchase shares of common stock sold in this offering, they will incur immediate and substantial dilution as a result of this offering.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share immediately after this offering. As a result, investors will pay a price per share that substantially exceeds the book value of our assets after subtracting the book value of our liabilities. Based on our pro forma net tangible book value as of July 4, 2021, and assuming an offering price of $17.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, investors will incur immediate and substantial dilution in the amount of $17.83 per share. See “Dilution.”

Participation in this offering by Principal Global or our existing stockholders and/or their affiliated entities could reduce the public float for our shares.

Principal Global has indicated an interest in purchasing an aggregate of approximately $15.0 million in shares of our common stock in this offering at the initial public offering price per share and on the same terms as the other purchasers in this offering. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any or all of these stockholders, or any or all of these stockholders may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering.

If Principal Global is allocated all or a portion of the shares in which it has indicated an interest in purchasing in this offering or is allocated more shares than it has indicated an interest in purchasing in this offering, and Principal Global purchases any such shares, or if any of our existing stockholders and/or their affiliated entities purchase shares in this offering, such purchase could reduce the available public float for our shares if Principal Global or any of our existing stockholders holds these shares long-term.

General Risk Factors

There are claims made against us from time to time that can result in litigation that could distract management from our business activities and result in significant liability or damage to our brand.

As a growing company with expanding operations, we increasingly face the risk of litigation and other claims against us. Litigation and other claims may arise in the ordinary course of our business and include employee claims, commercial disputes, intellectual property issues, privacy and customer protection claims, and product-oriented allegations. These claims can raise complex factual and legal issues that are subject to risks and uncertainties and could require significant management time and allocation. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses and liabilities, which could have a material adverse effect on our business, financial condition, and results of operations.

We depend on our senior management personnel and may not be able to retain or replace these individuals or recruit additional personnel, which could have a material adverse effect on our business, financial condition, and results of operations.

Our future success is substantially dependent on the continued service of our senior management, particularly David McCreight, our Chief Executive Officer. Mr. McCreight has extensive experience in our industry and is familiar with our business, systems, and processes. The loss of services of Mr. McCreight or any other of our key employees could impair our ability to manage our business effectively, as we may not be able to find suitable individuals to replace them on a timely basis or at all, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, any departures of key personnel could be viewed in a negative light by investors and analysts, which could cause our common stock price to decline. We do not maintain key person insurance on any employee.

In addition to our CEO, we have other employees in positions, including those employees responsible for our merchandising, marketing, software development, accounting, finance, information technology, and operations departments, that, if vacant, could cause a temporary disruption in our operations until such positions are filled, which could have a material adverse effect on our business, financial condition, and results of operations. Our success depends in part upon our ability to attract, motivate, and retain a sufficient number of employees who understand our business, customers, brand and corporate culture. Our planned growth will require us to hire and train even more personnel to manage such growth. If we are unable to hire and retain personnel capable of consistently performing at a high level, our ability to expand our business may be impaired.

If securities analysts or industry analysts downgrade our shares, publish negative research or reports, or do not publish reports about our business, our share price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If one or more analysts adversely change their recommendation regarding our shares or our competitors’ stock, our share price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. As a result, the market price for our common stock may decline below the initial public offering price and shares of our common stock may not be resold at or above the initial public offering price.

Our results of operations could be adversely affected by natural disasters, public health crises, political crises, or other catastrophic events.

Our principal offices and one of our distribution facilities are located in Chico, California, an area which has a history of wildfires, and are thus vulnerable to damage. We also operate offices in other cities and states, and have a distribution facility in another state. Natural disasters, such as earthquakes, wildfires, hurricanes, tornadoes, floods, and other adverse weather and climate conditions; unforeseen public health crises, such as pandemics and epidemics; political crises, such as terrorist attacks, war, and other political instability; or other catastrophic events, whether occurring in the United States or internationally, could disrupt our operations in any of our offices and distribution facilities or the operations of one or more of our third-party providers or suppliers. For example, in the fall of 2018 there was a wildfire near Chico, California where our headquarters and one of our distribution facilities are located. In particular, these types of events could impact our merchandise supply chain, including our ability to ship merchandise to customers from or to the impacted region, our suppliers’ ability to ship merchandise or our ability to operate our platform. In addition, these types of events could negatively impact customer spending in the impacted regions. Sales of certain seasonal apparel items are dependent in part on the weather and may decline when weather conditions do not favor the use of this apparel. To the extent any of these events occur, our business and results of operations could be adversely affected.

We are an emerging growth company, and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an emerging growth company as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of the extended transition period for adopting new or revised financial accounting standards under the JOBS Act as an emerging growth company.

For as long as we continue to be an emerging growth company, we may also take advantage of other exemptions from certain reporting requirements that are applicable to other public companies, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, exemption from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the report of independent registered public accounting firm, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute arrangements, and reduced financial reporting requirements. Investors may find our common stock less attractive because we will rely on these exemptions, which could result in a less active trading market for our common stock, increased price fluctuation, and a decrease in the trading price of our common stock.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of our initial public offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer,” as defined in the rules under the Exchange Act, or (4) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, financial condition, and results of operations.

As a privately held company, we have not been required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404 of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC as a public company, and generally requires in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an emerging growth company. We could be an emerging growth company for up to five years subsequent to becoming a public company.

Once we are no longer an emerging growth company, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation and the incurrence of significant additional expenditures.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the implementation of any requested improvements and/or in obtaining a favorable attestation from our independent registered public accounting firm. We will be unable to issue securities in the public markets through the use of a shelf registration statement if we are not in compliance with the applicable provisions of Section 404. Furthermore, failure to achieve and maintain an effective internal control environment could limit our ability to report our financial results accurately and timely and could have a material adverse effect on our business, financial condition, and results of operations.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a privately held company, we were not required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, we will incur significant legal, accounting, and other expenses that we were not required to incur in the recent past, particularly after we are no longer an emerging growth company as defined under the JOBS Act. After this offering, we will be required to file with the SEC annual and quarterly information and other reports that are specified in Section 13 of the Exchange Act. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. We will also become subject to other reporting and corporate governance requirements, including the requirements of Nasdaq, and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. As a public company, we will, among other things have to:

•	prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and applicable Nasdaq rules;

•	create or expand the roles and duties of our Board of Directors and committees of the board;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	enhance our investor relations function;

•	establish new internal policies, including those relating to disclosure controls and procedures; and

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These changes will require a significant commitment of additional resources and many of our competitors already comply with these obligations. We may not be successful in complying with these obligations and the significant commitment of resources required for complying with them could have a material adverse effect on our business, financial condition, and results of operations. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired and we could suffer adverse regulatory consequences or violate Nasdaq listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our consolidated financial statements, which could have a material adverse effect on our business, financial condition, and results of operations.

The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased and may continue to increase our costs and might place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could make material errors in, and be required to restate, our consolidated financial statements. Any such restatement could result in a loss of public confidence in the reliability of our consolidated financial statements and sanctions imposed on us by the SEC.

FORWARD-LOOKING STATEMENTS

This prospectus contains statements about future events and expectations that constitute forward-looking statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements and you should not place undue reliance on such statements. Factors that could contribute to these differences include, but are not limited to, the following:

•

If we are not able to successfully maintain our desired merchandise assortment or manage our inventory effectively, we may be unable to attract a sufficient number of customers or sell sufficient quantities of our merchandise, which could result in excess inventories, markdowns, and foregone sales;

•

Our success depends on our ability to anticipate, identify, measure, and respond quickly to customer data on new and rapidly changing fashion trends, customer preferences and demands, and other factors;

•	Our efforts to acquire or retain customers may not be successful, which could prevent us from maintaining or increasing our sales;

•

We may be unable to maintain a high level of engagement with our customers and increase their spending with us, which could harm our business, financial condition, cash flows, or results of operations;

•	If we fail to provide high-quality customer support, it could have a material adverse effect on our business, financial condition, cash flows, and results of operations;

•

Our business depends on our ability to maintain a strong community around the Lulus brand with engaged customers and influencers. We may not be able to maintain and enhance our existing brand community if we receive customer complaints, negative publicity or otherwise fail to live up to consumers’ expectations, which could materially adversely affect our business, financial condition, cash flows, and results of operations;

•	Our business, including our costs and supply chain, is subject to risks associated with sourcing, manufacturing, and warehousing;

•

We rely upon independent third-party transportation providers for substantially all of our merchandise shipments and any disruptions or increased transportation costs could have a material adverse effect on our business, financial condition, cash flows, and results of operations;

•

We have two distribution facilities and disruptions to the operations at these locations could have a material adverse effect on our business, financial condition, cash flows, and results of operations;

•	The impact of the COVID-19 pandemic and its effect on our labor workforce availability, supply chain, business, financial condition, cash flows, and results of operations;

•

If our suppliers fail to comply with applicable laws, including a failure to use acceptable labor practices, or if our suppliers suffer disruptions in their businesses, we could suffer adverse business consequences; and

•

System security risk issues, including any real or perceived failure to protect confidential or personal information against security breaches and disruption of our internal operations or information technology systems, could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

Words such as “anticipates,” “believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” “potential,” “near-term,” “long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements included in this prospectus entirely by these cautionary factors. Other risks, uncertainties and factors, including those discussed under “Risk Factors,” could cause our actual results to differ materially from those projected in any forward-looking statements we make. We assume no obligation to update or revise these forward-looking statements included in this prospectus for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET AND INDUSTRY INFORMATION

We are responsible for the disclosure in this prospectus. Market data and industry information used throughout this prospectus is based on management’s knowledge of the industry and the good faith estimates of management. We also relied, to the extent available, upon management’s review of independent industry surveys and publications and other publicly available information prepared by a number of sources, including Euromonitor International Limited (“Euromonitor”), Branded Research and DataReportal. In addition, we relied on surveys performed by Stax Inc. (“Stax”), which we independently updated in 2021, for market and industry information. All of the market data and industry information used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the estimated market position, market opportunity, and market size information included in this prospectus is generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Forward-Looking Statements,” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of 5,750,000 shares of common stock in this offering will be approximately $89.3 million, or approximately $103.4 million if the underwriters exercise their option to purchase additional shares from us in full, based on the assumed initial public offering price of $17.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $17.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $5.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. Each 1.0 million share increase or decrease in the number of shares we are offering would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $16.3 million, assuming the assumed initial public offering price stays the same, and after deducting underwriting discounts and commissions. We do not expect that a change in the initial price to the public or the number of shares by these amounts would have a material effect on the uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and restricted cash, to:

•	redeem all existing Series B Preferred Stock and Series B-1 Preferred Stock for $17.9 million;

•	repay $71.4 million of our Term Loan; and

•	use the remainder, if any, for general corporate purposes.

As of the date of this prospectus, other than with respect to the repayment of indebtedness and redemption of the Series B Preferred Stock and Series B-1 Preferred Stock as described above, the principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, increase our brand awareness and facilitate access to the public equity markets for us and our stockholders. We intend to use borrowings under our New Revolving Facility, together with cash on-hand, to repay in full all remaining and outstanding amounts under our Term Loan. As of July 4, 2021, we had $107.7 million of borrowings outstanding under our Term Loan, which matures in August 2022. The effective interest rate under our Term Loan was 12.9% for the six months ended July 4, 2021. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities” and “Description of Certain Indebtedness” for a more detailed description of our Credit Facility.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short and intermediate-term, interest-bearing, investment-grade securities, and government securities.

DIVIDEND POLICY

During 2016 and 2017, we paid cash dividends in the aggregate amounts of $27.5 million and $61.2 million, respectively. We currently intend to retain all available funds and any future earnings for the operation and expansion of our business. Accordingly, following this offering, we do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements, and other factors that our Board of Directors may deem relevant. In addition, the terms of our Credit Facility restrict our ability to pay dividends to limited circumstances. We may also be subject to covenants under future debt arrangements that place restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and restricted cash and capitalization as of July 4, 2021, on:

•	an actual basis;

•

a pro forma basis as of July 4, 2021, giving effect to: (i) the automatic conversion of all outstanding shares of our Series A Preferred Stock as of July 4, 2021 into an aggregate of 13,714,286 shares of common stock, which we expect to occur immediately prior to the completion of this offering, (ii) the redemption and extinguishment of all outstanding shares of our Series B Preferred Stock and Series B-1 Preferred Stock for a total consideration of approximately $17.9 million upon the closing of this offering and (iii) the issuance of 263,618 shares of our common stock to LP immediately prior to the completion of this offering; and

•

a pro forma as adjusted basis to reflect: (i) the pro forma adjustments described above, (ii) the sale and issuance of 5,750,000 shares of common stock in this offering at an assumed initial public offering price of $17.50 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds thereof as described in the “Use of Proceeds,” (iii) the entry into the New Revolving Facility substantially concurrently with the completion of this offering, (iv) the repayment of our Term Loan and any amount outstanding under our Revolving Facility in connection with the closing of this offering using the proceeds of this offering, cash on-hand and borrowings of $25.0 million under our New Revolving Facility, (v) the write-off of the discount and debt issuance costs of $3.2 million related to our Term Loan and Revolving Facility, and (vi) the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the completion of this offering.

This table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and the related notes thereto, and our unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of July 4, 2021
	Actual	Pro Forma	Pro Forma As Adjusted(1)
		(unaudited)
	(in thousands, except share and per share amounts)
Cash, cash equivalents and restricted cash(2)	$32,640	$14,740	$21,252

Total debt:
Term Loan	107,686	107,686	—
Revolving Facility	—		25,000
Less: debt issuance costs	(3,112)	(3,112)	—

Total debt, net of issuance costs	104,574	104,574	25,000

Redeemable preferred stock: $0.001 par value; 10,000,001 shares authorized; 8,950,001 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	19,320	—	—
Convertible preferred stock: $0.001 par value; 3,129,635 shares authorized; 3,129,634 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	117,038	—	—

	As of July 4, 2021
	Actual	Pro Forma	Pro Forma As Adjusted(1)
		(unaudited)
	(in thousands, except share and per share amounts)
Stockholder’s (deficit) equity:
Common stock: $0.001 par value; 24,000,000 shares authorized; 17,462,283 shares issued and outstanding, actual; 31,440,187 shares issued and outstanding, pro forma; and 37,190,187 shares issued and outstanding, pro forma as adjusted	$18	$31	$37
Additional paid-in capital	11,735	130,180	219,492
Accumulated deficit	(172,672)	(172,672)	(175,859)

Total stockholder’s (deficit) equity	(160,919)	(42,461)	43,670

Total capitalization	$80,013	$62,113	$68,670

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $17.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of cash, cash equivalents and restricted cash, additional paid-in capital, total stockholder’s (deficit) equity, and total capitalization by $5.3 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, each of our pro forma as adjusted cash, cash equivalents and restricted cash, additional paid-in capital, total stockholder’s (deficit) equity and total capitalization by $16.3 million, assuming that the assumed initial offering price to the public remains the same, and after deducting underwriting discounts and commissions payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price, the number of shares offered, and the other terms of this offering determined at pricing.

(2)	Restricted cash represents $0.5 million of the total cash, cash equivalents and restricted cash as of July 4, 2021.

The number of shares of our common stock to be outstanding after this offering is based on 31,440,187 shares of our common stock (including our Series A Preferred Stock, on an as-converted basis, along with the issuance of 263,618 shares of our common stock to LP immediately prior to the completion of this offering) outstanding as of July 4, 2021 and excludes:

•

3,719,000 shares of our common stock reserved for future issuance under our equity incentive programs and/or subject to outstanding equity awards as described in “Executive Compensation—Equity Compensation Plans”;

•

322,793 shares subject to options to acquire shares of our common stock that were granted to Mr. McCreight under the Lulu’s Fashion Lounge Holdings, Inc. 2021 Equity Incentive Plan, in connection with his commencement of employment with us in April 2021, of which options to purchase 161,397 shares will accelerate and become fully vested and exercisable upon completion of this offering, with any shares acquired upon exercise of such options subject to a holding period of 12 months following the completion of this offering. The terms of these options are described in more detail in “Executive Compensation—Equity Compensation Arrangements”;

•

55,796 restricted stock units, each of which represents the right to receive one share of our common stock, to be granted to Mr. McCreight immediately following the completion of this offering. Of these restricted stock units, 27,898 restricted stock units will accelerate and become fully vested and exercisable upon completion of this offering, with any shares acquired upon vesting of such restricted stock units subject to a holding period of 12 months following the completion of this offering. The terms of this award are described in more detail in “Executive Compensation—Equity Compensation Arrangements”; and

•

an award to Mr. McCreight of (i) $3.0 million fully vested shares of our common stock on or promptly following March 31, 2022 and (ii) $3.0 million fully vested shares of our common stock on or promptly following March 31, 2023, in each case to be made under the Lulu’s Fashion Lounge Holdings, Inc. Omnibus Equity Plan, subject to his continued employment through such date, with the number of shares to be calculated based on the volume weighted average closing price per share of our common stock over the ten-trading day period beginning on the date of the completion of this offering.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering. Dilution results from the fact that the per share offering price of our common stock is in excess of the book value per share attributable to new investors.

Our historical net tangible book deficit as of July 4, 2021, was $216.9 million, or $12.42 per share of common stock. Our historical net tangible book deficit per share represents the amount of total tangible assets (which excludes goodwill, tradename and intangible assets) less total liabilities, redeemable preferred stock and convertible preferred stock, divided by the number of outstanding shares of common stock.

As of July 4, 2021, our pro forma net tangible book deficit was $98.5 million, or $3.13 per share, as adjusted for (i) the automatic conversion of all outstanding shares of our Series A Preferred Stock into an aggregate of 13,714,286 shares of common stock, which we expect to occur immediately prior to the completion of this offering, (ii) the redemption and extinguishment of all outstanding shares of our Series B Preferred Stock and Series B-1 Preferred Stock for a total consideration of approximately $17.9 million upon the closing of this offering and (iii) the issuance of 263,618 shares of our common stock to LP immediately prior to the completion of this offering.

After giving effect to (i) the pro forma adjustments described above, (ii) the sale and issuance of shares of common stock in this offering at an assumed initial public offering price of $17.50 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, (iii) the repayment of our Term Loan and any amount outstanding under our Revolving Facility in connection with the closing of this offering using the proceeds of this offering, cash on-hand and borrowings of $25.0 million under our New Revolving Facility, and (iv) the write-off of the discount and debt issuance costs related to our Term Loan and Revolving Facility of $3.2 million, our pro forma as adjusted net tangible book deficit at July 4, 2021 would have been approximately $12.3 million, representing $0.33 per share. This represents an immediate decrease in pro forma net tangible book deficit of $2.80 per share to existing stockholders and an immediate dilution of $17.83 per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. Dilution in pro forma net tangible book value per share to new investors is determined by subtracting pro forma as adjusted net tangible book deficit per share after this offering from the assumed initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share of common stock		$17.50
Historical net tangible book deficit per share as of July 4, 2021,	$(12.42)
Increase per share attributable to the pro forma adjustments	9.29

Pro forma net tangible book deficit per share as of July 4, 2021	(3.13)
Decrease in pro forma net tangible book deficit per share attributable to new investors participating in this offering	2.80

Pro forma as adjusted net tangible book deficit per share after giving effect to this offering and the pro forma adjustments		(0.33)

Dilution per share to new investors participating in this offering		$17.83

The pro forma as adjusted dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

Each $1.00 increase or decrease in the assumed initial public offering price of $17.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, would decrease or increase, as applicable, the pro forma as adjusted net tangible book deficit per share by $0.14 per share and would increase or decrease, as applicable, the dilution per share to investors participating in this offering by $0.86 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. Each 1.0 million share increase or decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book deficit per share by $0.43 or increase the pro forma as adjusted net tangible book deficit per share by $0.46, respectively, and decrease or increase the dilution per share to investors participating in this offering by $0.43 and $0.46, respectively, assuming the assumed initial public offering price of $17.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value of our common stock would increase to $0.05 per share, representing an immediate increase to existing stockholders of $3.18 per share and an immediate dilution of $17.45 per share to investors participating in this offering.

The following table summarizes as of July 4, 2021, on the pro forma as adjusted basis described above, the total number of shares of common stock purchased from us, the total cash consideration paid to us, or to be paid, and the average price per share paid, or to be paid, by our existing investors and by new investors purchasing shares in this offering, at an assumed initial public offering price of $17.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Weighted- Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	31,440,187	84.5%	$147,164,000	59.4%	$4.68
New investors	5,750,000	15.5%	$100,625,000	40.6%	$17.50

Total	37,190,187	100%	$247,789,000	100%	$6.66

If the underwriters were to fully exercise their option to purchase 862,500 additional shares of our common stock from us, the percentage of shares of our common stock held by existing investors would be 82.6%, and the percentage of shares of our common stock held by new investors would be 17.4%.

The foregoing tables and calculations (other than the historical net tangible book value calculation) are based on 31,440,187 shares of our common stock (including our Series A Preferred Stock, on an as-converted basis, along with the issuance of 263,618 shares of our common stock to LP immediately prior to the completion of this offering) outstanding as of July 4, 2021 and excludes the following:

•

3,719,000 shares of our common stock reserved for future issuance under our equity incentive programs and/or subject to outstanding equity awards as described in “Executive Compensation—Equity Compensation Plans.”

•

322,793 shares subject to options to acquire shares of our common stock that were granted to Mr. McCreight under the Lulu’s Fashion Lounge Holdings, Inc. 2021 Equity Incentive Plan, in connection with his commencement of employment with us in April 2021, of which options to purchase 161,397 shares will accelerate and become fully vested and exercisable upon completion of this offering, with any shares acquired upon exercise of such options subject to a holding period of 12 months following the completion of this offering. The terms of these options are described in more detail in “Executive Compensation—Equity Compensation Arrangements”;

•

55,796 restricted stock units, each of which represents the right to receive one share of our common stock, to be granted to Mr. McCreight immediately following the completion of this offering. Of these restricted stock units, 27,898 restricted stock units will accelerate and become fully vested and exercisable upon completion of this offering, with any shares acquired upon vesting of such restricted stock units subject to a holding period of 12 months following the completion of this offering. The terms of this award are described in more detail in “Executive Compensation—Equity Compensation Arrangements”; and

•

an award to Mr. McCreight of (i) $3.0 million fully vested shares of our common stock on or promptly following March 31, 2022 and (ii) $3.0 million fully vested shares of our common stock on or promptly following March 31, 2023, in each case to be made under the Lulu’s Fashion Lounge Holdings, Inc. Omnibus Equity Plan, subject to his continued employment through such dates, with the number of shares to be calculated based on the volume weighted average closing price per share of our common stock over the ten-trading day period beginning on the date of the completion of this offering.

To the extent that outstanding options are exercised, new options or other securities are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section titled “Summary Historical Consolidated Financial Data,” our historical consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results could differ materially from those contained in any forward-looking statements.

Overview

Lulus is a customer-driven, digitally-native fashion brand primarily serving Millennial and Gen Z women. We focus relentlessly on giving our customers what they want. We do this by using data coupled with human insight to deliver a curated and continuously evolving assortment of on-point, affordable luxury fashion. Our customer obsession sets the tone for everything we do, from our personalized online shopping experience to our exceptional customer service.

We are focused on building authentic personal relationships with our customers and offering them coveted products they cannot purchase elsewhere. We incorporate the pulse of the consumer by engaging with her where she is: across the web, on social media and across our platform, through reviews, feedback and one-on-one interactions with our Style Advisors, Fit Experts and Bridal Concierge. Customers express their love for our brand on social media and by word-of-mouth (both in-person and online). As of October 3, 2021, we had more than 7.5 million followers, up from 5.5 million followers as of September 27, 2020, across our social media platforms where the popular #lovelulus hashtag has generated billions of impressions. Consumer surveys in 2019 and 2021 show that Lulus outperforms its peers significantly in net promoter score, customer satisfaction, overall value and likelihood of repurchase; these metrics demonstrate our customers’ genuine affinity for our brand.

A key differentiator of our business model from traditional fashion retail is our use of data to optimize almost all elements of our business. Nowhere is this more pronounced than in our product creation and curation cycle. Traditional merchandising approaches are risk and capital intensive, characterized by extended in-house design cycles, seasonal assortment decisions, deep buys, limited customer feedback, and high markdowns. Unlike traditional retailers, we leverage a “test, learn, and reorder” strategy to bring hundreds of new products to market every week; we test them in small batches, learn about customer demand and then quickly reorder winning products in higher volume to optimize profitability. This strategy allows us to rapidly convert new products into profitable sales on a consistent and repeatable basis while minimizing fashion and trend risk. We sell thousands of unique products each month across a broad range of categories and during the six months ended July 4, 2021, 70% of our sales were from reorders and 94% of our reorder products were sold without moving to sale pricing. This is up from 66% of sales from reorders and 89% of our reorder products sold without moving to sale pricing during the six months ended June 28, 2020.

In lieu of the overhead of maintaining a dedicated in-house product design team, we source raw designs from a broad network of design and manufacturing partners, who ensure that we see trends in real-time and often produce products exclusively for Lulus. Our creative buyers then use our data-driven understanding of trends and customer preference to customize designs for fit, style, and color, creating branded products exclusive to Lulus. We then test these products with limited initial orders, which drive traffic and “need to own” scarcity among our customers, and our proprietary reorder algorithm utilizes real-time purchase data to inform subsequent reorder decisions. Because we are trend adapters rather than trend creators, we do not have to forecast expected future demand for unproven styles or designs, which is a challenge that most of our competitors face each season. As a result, we are able to optimize our inventory levels to meet customer demand and minimize returns as well as markdowns. During the six months ended July 4, 2021, we brought to market an average of 236 products per week compared to 206 products per week during the six months ended June 28, 2020. During the six months ended July 4, 2021, 94% of our reorder products were sold without moving to sale pricing, compared to 94% and 89% in the fiscal years 2019 and 2020, respectively. We fulfill our customers’ orders from our leased distribution facilities in Chico, California and Easton, Pennsylvania.

We are proud of our large, diverse community of loyal customers. Our target customer initially meets us in her 20s and stays with us through her 30s and beyond. We design a broad assortment of affordable luxury fashion for many of life’s moments. We engage with our customer where she is, in authentic and personalized ways: through our website, mobile app, email, SMS, and on social media. This strategy helps drive brand awareness while fostering deep connections with our customers. Over the last thirteen years, we have built our digital footprint through strong relationships with customers and influencers and we benefit from longevity and consistency of message. Our authentic partnerships with brand ambassadors span the full spectrum of followership and engagement levels, from nano- and micro-influencers, to college ambassadors and celebrities, all of whom wear and genuinely love our brand. These genuine brand ambassadors, driven by a strong emotional connection to Lulus, help drive authentic brand awareness and customer engagement. Our free, organic, and low-cost initiatives coupled with profitable performance media drive traffic to our platform, which is custom-built to allow for continuous updating and personalization for each customer. Our unified cross-platform strategy consistently reinforces the same brand values, with our marketing approach resulting in attractive customer acquisition, strong retention, and compelling lifetime value characteristics. During the twelve months ended October 3, 2021, we served 2.5 million Active Customers.

Our business model has resulted in strong historical growth and profitability. Between fiscal years 2016 and 2019, we grew our net revenue by 179%. Net revenue grew by 75% from 2016 to 2017, 28% from 2017 to 2018 and 24% from 2018 to 2019. We grew our Adjusted EBITDA margin from 6% in fiscal year 2019 to 8% in fiscal year 2020, while our operating income (loss) margin declined from 4% to (2)% during the same period.

History

We began as a brick and mortar boutique in 1996, but in the midst of rising consumer adoption of e-commerce and growing influence of social media, we shifted to an online-only model in order to reach our target customer where she prefers to engage. We believe we were one of the first brands to leverage the power of bloggers and influencers to drive customer engagement. Over the last decade, we have successfully grown our net revenue and our customer base on a national scale through continued commitment to efficient product development, including exclusive products that can only be found on our website, and superior customer service.

Key Operating and Financial Metrics

We collect and analyze operating and financial data to assess the performance of our business and optimize resource allocation. The following table sets forth our key performance indicators for the periods presented.

	Year Ended		Six Months Ended
	December 29, 2019	January 3, 2021	June 28, 2020	July 4, 2021
	(in thousands, except percentages and Average Order Value)		(in thousands, except percentages and Average Order Value)
Active Customers	2,884	2,001	1,310	1,457
Total Orders Placed	5,307	3,400	1,938	2,259
Average Order Value	$110	$106	$110	$117
Gross Margin	43.6%	44.4%	44.8%	47.8%
Net income (loss)	$(469)	$(19,304)	$(15,529)	$6,969
Adjusted EBITDA(1)	$21,021	$18,911	$13,760	$23,164
Adjusted EBITDA Margin(1)	5.7%	7.6%	9.9%	13.4%

(1)

For a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measure and why we consider them useful, see “Prospectus Summary—Summary Historical Consolidated Financial Data.”

Active Customers

We define an active customer as the number of customers who have made at least one purchase across our platform in the prior 12-month period. We consider the number of Active Customers to be a key performance metric on the basis that it is directly related to consumer awareness of our brand, our ability to attract visitors to our digital platform, and our ability to convert visitors to paying customers.

Total Orders Placed

We define Total Orders Placed as the number of customer orders placed across our platform during a particular period. An order is counted on the day the customer places the order. We do not adjust the number of Total Orders Placed for any cancellation or return that may have occurred subsequent to a customer placing an order. We consider Total Orders Placed as a key performance metric on the basis that it is directly related to our ability to attract and retain customers as well as drive purchase frequency. Total Orders Placed, together with Average Order Value, is an indicator of the net revenue we expect to generate in a particular period.

Average Order Value

We define Average Order Value (“AOV”) as the sum of the total gross sales before returns across our platform in a given period, plus shipping revenue, less discounts and markdowns, divided by the Total Orders Placed in that period. AOV reflects average basket size of our customers. AOV may fluctuate as we continue investing in the development and introduction of new Lulus merchandise and as a result of our promotional discount activity.

Gross Margin

We define Gross Margin as gross profit as a percentage of our net revenue. Gross profit is equal to our net revenue less cost of revenue.

Our Gross Margin varies across Lulus products and third-party branded products. Gross Margin on sales of Lulus products are generally higher than Gross Margin on sales of third-party branded products, which we offer for customers to “round out” the basket. Lulus merchandise represented approximately 87% and 85% of units sold in fiscal years 2019 and 2020, respectively. Lulus merchandise represented approximately 86% and 88% of units sold during the six months ended June 28, 2020 and July 4, 2021, respectively. We do not expect this mix to change materially going forward.

Certain of our competitors and other retailers report cost of revenue differently than we do. As a result, the reporting of our gross profit and Gross Margin may not be comparable to other companies.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that we calculate as income before interest expense, income taxes, depreciation and amortization, adjusted to exclude the effects of equity-based compensation expense, management fees, and transaction fees. Adjusted EBITDA is a key measure used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and, in the case of exclusion of the impact of equity-based compensation, excludes an item that we do not consider to be indicative of our core operating performance. See

“Prospectus Summary-Summary Historical Consolidated Financial Data” for information regarding our use of Adjusted EBITDA and a reconciliation of net income (loss), the most directly comparable GAAP measure, to Adjusted EBITDA for the periods presented.

Adjusted EBITDA Margin

Adjusted EBITDA Margin is a non-GAAP financial measure that we calculate as Adjusted EBITDA (as defined above) as a percentage of our net revenue.

Factors Affecting Our Performance

Our financial condition and results of operations have been, and will continue to be, affected by a number of factors that present significant opportunities for us but also pose risks and challenges, including what is discussed below. See “Risk Factors.”

Customer Acquisition

Our business performance depends in part on our continued ability to cost-effectively acquire new customers. We define customer acquisition cost, or CAC, as our brand and performance marketing expenses attributable to acquiring new customers, including, but not limited to, agency costs and marketing team costs but excluding any applicable equity-based compensation, divided by the number of customers who placed their first order with us in a given period. As a digital brand, our marketing strategy is primarily focused on brand awareness marketing and digital advertising in channels like search, social, and programmatic – platforms that enable us to engage our customer where she spends her time, and in many cases also quickly track the success of our marketing, which allows us to adjust and optimize our marketing spend. Our marketing strategy has led to an average customer acquisition cost of $15 for the cohorts acquired between 2017 and the six months ended July 4, 2021.

To measure the effectiveness and return on our marketing spend, we analyze our customers’ first order contribution profit as compared to CAC. First order contribution profit is defined as gross profit less fulfillment and selling and distribution expenses. For the cohorts acquired between 2017 and the first half of 2021, we generated a ratio of first order contribution profit to CAC of 2.0x, on average. Since 2020, this metric has improved as we have driven sequential improvement in both CAC and first order contribution profit.

We also measure the effectiveness of our marketing spend by analyzing customer lifetime value, or LTV. We define LTV as the cumulative contribution profit attributable to a particular customer cohort, which we define as all of our customers who made their initial purchase within a given fiscal year. We define contribution profit as gross profit less fulfillment, selling and distribution expenses and the portion of marketing expenses attributable to the retention of the particular customer cohort.

For example, as of July 4, 2021, the LTV of the 2017 cohort was approximately $61, which is 5.7 times the $11 cost of acquiring those customers. We have also compared the LTV to CAC ratio for the 2017, 2018, and 2019 cohorts across one-year, two-year and three-year periods to illustrate the effectiveness of our customer acquisition over time. As of July 4, 2021, the one-year, two-year, and three-year LTV / CAC averages across these cohorts are 2.8x, 3.2x, and 4.1x, respectively. We believe this LTV to CAC development over the years is a testament to our ability to acquire customers efficiently and profitably.

Customer Retention

Our continued success depends in part on our ability to retain and drive repeat purchases from our existing customers. We monitor retention across our entire customer base. Our goal is to attract and convert visitors into active customers and foster relationships that drive repeat purchases. During the twelve months ended October 3, 2021, we served 2.5 million Active Customers. Included in those Active Customers are “repeat customers” which we define as customers who have made a prior purchase with us in any period. Of the sales generated during the six months ended July 4, 2021, approximately 65% came from repeat customers. Since 2018, we have consistently increased the percentage of our revenue generated from repeat customers on a yearly basis.

Inventory Management

We utilize a data-driven strategy that leverages our proprietary reorder algorithm to manage inventory as efficiently as possible. Our “test, learn, and reorder” approach consists of limited inventory purchases followed by the analysis of proprietary data including real-time transaction data and customer feedback, which then informs our selection and customization of popular merchandise prior to reordering in larger quantities. While our initial orders are limited in size and financial risk and our supplier partners are highly responsive, we nonetheless purchase inventory in anticipation of future demand and therefore are exposed to potential shifts in customer preferences and price sensitivity over time. As we continue to grow, we will adjust our inventory purchases to align with the current needs of the business.

Investment in Our Operations and Infrastructure

We will continue to invest in our operations and infrastructure to facilitate further growth of our business. While we expect our expenses to increase accordingly, we will harness the strength of our existing platform and our on-trend fashion expertise to make informed investment decisions. We intend to invest in headcount, inventory, fulfillment, logistics, and our software and data capabilities in order to improve our platform, expand into international markets, and drive operational efficiencies. We cannot guarantee that increased spending on these investments will be cost effective or result in future growth in our customer base. However, we set a high bar for approval of any capital spending initiative. We believe that our disciplined approach to capital spending will enable us to generate positive returns on our investments over the long term.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic has had a material impact on the global fashion apparel, accessories and footwear industry as a significant portion of in-person social, professional, and formal events over the last 18 months were postponed or cancelled.

Historically, our business model has resulted in strong historical growth. Between fiscal years 2016 and 2019, we grew our net revenue by 179% to $370 million, or an annual compounded growth rate of 41%. Net revenue grew by 75% from 2016 to 2017, 28% from 2017 to 2018 and 24% from 2018 to 2019. In fiscal year 2020, our net revenue declined by 33% to $249 million as a result of the COVID-19 pandemic. During the three and six months ended July 4, 2021, we grew our net revenue by 69% and 24%, respectively, compared to the same periods of the prior year.

Shortly after the onset of the COVID-19 pandemic, we proactively implemented initiatives to ensure the health and safety of employees and customers, while also addressing the financial impact and returning the business to growth in fiscal year 2021. These initiatives included prudent expense and aggressive liquidity management to successfully manage the business through the challenging operating environment. We implemented a number of measures to minimize cash outlays, including reducing discretionary marketing and other expenses. Additionally, in June 2020, we modified our Credit Facility to amend covenants and adjust certain payment terms. We also borrowed $5.3 million under our Revolving Facility, which was subsequently repaid in March 2021. As the world has begun to emerge from the COVID-19 pandemic and in-person socialization has begun to return, beginning in March 2021, our business has experienced rapid recovery, growing faster than a number of e-commerce apparel businesses that are less correlated to social interaction and other activities outside of the home.

We expect ongoing volatility in these trends as the continued impact from COVID-19 remains uncertain. We may take further actions that impact our business operations as may be required by federal, state, or local authorities or that we determine to be in the best interests of our employees and our customers. For additional discussion of risks related to the COVID-19 pandemic and the impact of the COVID-19 pandemic on our Company, see “Risk Factors—The COVID-19 pandemic has had and may in the future have an adverse effect on our labor workforce availability, supply chain, business, financial condition, cash flows, and results of operations in ways that remain unpredictable.”

Components of Our Results of Operations

Net Revenue

Net revenue consists primarily of gross sales, net of merchandise returns and promotional discounts, generated from the sale of apparel, footwear, and accessories. Net revenue excludes sales taxes assessed by governmental authorities. We recognize net revenue at the point in time when control of the ordered product is transferred to the customer, which we determine to have occurred upon shipment.

Net revenue is impacted by our number of customers and their spending habits, Average Order Value, product assortment and availability, and marketing and promotional activities. During any given period, we may seek to increase sales by increasing promotional discounts, and in other periods we may instead seek to increase sales by increasing our selling and marketing expenses. We consider both actions together, so increased promotional discounts in a period, which would reduce net revenue accordingly in such period, might also result in lower selling and marketing expenses in such period. Similarly, if we increase selling and marketing expenses in a given period, promotional discounts may be correspondingly reduced, thereby improving net revenue. We expect our net revenue to increase in absolute dollars as we grow our business, although our net revenue growth rate may slow in future periods.

Cost of Revenue and Gross Margin

Cost of revenue consist of the product costs of merchandise sold to customers; shipping and handling costs, including all inbound, outbound, and return shipping expenses; rent, insurance,

business property tax, utilities, depreciation and amortization, and repairs and maintenance related to our distribution facilities; and charges related to inventory shrinkage, damages, and our allowance for excess or obsolete inventory. Cost of revenue is primarily driven by growth in orders placed by customers, the mix of the product available for sale on our site, and transportation costs related to inventory receipts from our suppliers. We expect our cost of revenue to fluctuate as a percentage of net revenue primarily due to how we manage our inventory and merchandise mix.

Gross profit is equal to our net revenue less cost of revenue. We calculate Gross Margin as gross profit as a percentage of our net revenue. Our Gross Margin varies across Lulus, exclusive to Lulus, and third-party branded products. Exclusive to Lulus consists of products that we develop with design partners and have exclusive rights to sell across our platform, but that do not bear the Lulus brand. Gross Margin on sales of Lulus and exclusive to Lulus merchandise is generally higher than Gross Margin on sales of third-party branded products, which we offer for customers to “round out” the shopping basket. Lulus merchandise represented approximately 86% and 88% of units sold during the six months ended June 28, 2020 and July 4, 2021, respectively. We expect our Gross Margin to increase modestly over the long term, as we continue to optimize our distribution capabilities and gain more negotiation leverage with suppliers as we scale, although our Gross Margin may fluctuate from period to period depending on the interplay of these factors.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of customer service, payment processing fees, advertising, and targeted online performance marketing. Selling and marketing expenses also include our spend on brand marketing channels, including compensation and free clothing to social media influencers, events, and other forms of online and offline marketing related to growing and retaining the customer base. As discussed in “Net Revenue” above, in any given period, the amount of our selling and marketing expense can be affected by the use of promotional discounts in such period. We expect our selling and marketing expenses to increase in absolute dollars as we continue to invest in increasing brand awareness.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and benefits costs, including equity-based compensation for our employees involved in general corporate functions including finance, merchandising, marketing, and technology, as well as costs associated with the use by these functions of facilities and equipment, including depreciation, rent, and other occupancy expenses. General and administrative expenses are primarily driven by increases in headcount required to support business growth and meeting our obligations as a public company.

In the near term, we also expect to incur significant legal, accounting, and other expenses that we did not incur as a private company. We expect that compliance with the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In that regard, we expect to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We expect our general and administrative expenses to increase in absolute dollars as we continue to grow our business.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest expense and other miscellaneous income.

Provision for Income Taxes

The provision for income taxes represents federal, state, and local income taxes. The effective rate differs from statutory rates due to adjustments for allowable credits, deductions, and the valuation allowance against deferred tax assets, as applicable. Our effective tax rate will change from quarter to quarter based on recurring and nonrecurring factors including, but not limited to, the geographical mix of earnings, enacted tax legislation, state and local income taxes, the impact of permanent tax adjustments, tax audit settlements, and the interaction of various tax strategies.

Our Results of Operations

The following tables set forth our consolidated results of operations for the periods presented and as a percentage of net revenue:

	Year Ended		Six Months Ended
	December 29, 2019	January 3, 2021	June 28, 2020	July 4, 2021
	(in thousands)
			(unaudited)
Net revenue	$369,622	$248,656	$139,596	$172,541
Cost of revenue	208,418	138,364	77,080	90,008

Gross profit	161,204	110,292	62,516	82,533

Selling and marketing expenses	72,875	47,812	26,413	28,499
General and administrative expenses	73,386	67,155	43,325	36,240

Income (loss) from operations	14,943	(4,675)	(7,222)	17,794

Other income (expense), net:
Interest expense	(15,206)	(16,037)	(7,940)	(7,424)
Other income, net	239	137	66	58

Total other expense, net	(14,967)	(15,900)	(7,874)	(7,366)

Income (loss) before income taxes	(24)	(20,575)	(15,096)	10,428
Income tax (provision) benefit	(445)	1,271	(433)	(3,459)

Net income (loss)	$(469)	$(19,304)	$(15,529)	$6,969

	Year Ended		Six Months Ended
	December 29, 2019	January 3, 2021	June 28, 2020	July 4, 2021
			(unaudited)
Net revenue	100%	100%	100%	100%
Cost of revenue	56	56	55	52

Gross profit	44	44	45	48

Selling and marketing expenses	20	19	19	17
General and administrative expenses	20	27	31	21

Income (loss) from operations	4	(2)	(5)	10

Other income (expense), net:
Interest expense	(4)	(6)	(6)	(4)
Other income, net	—	—	—	—

Total other expense, net	(4)	(6)	(6)	(4)

Income (loss) before income taxes	—	(8)	(11)	6
Income tax (provision) benefit	—	—	—	(2)

Net income (loss)	—%	(8)%	(11)%	4%

Comparisons for the Six Months Ended June 28, 2020 and July 4, 2021

Net Revenue

	Six Months Ended		Change
	June 28, 2020	July 4, 2021	Amount	%
	(unaudited)
	(in thousands, except percentages)
Net revenue	$139,596	$172,541	$32,945	24%

Net revenue increased in the six months ended July 4, 2021 by $32.9 million, or 24%, compared to the six months ended June 28, 2020. Consumer spending increased in the six months ended July 4, 2021 as COVID-19 vaccinations began to roll out and lockdown restrictions were lifted. More customers began shopping for special occasions, events and travel that had been postponed during the COVID-19 pandemic, which was demonstrated by an 11% increase in Active Customers during the six months ended July 4, 2021 compared to the same period of the prior year. We saw improvements in key revenue drivers, specifically a 17% increase in the number of Total Orders Placed and a 6% increase in Average Order Value for the six months ended July 4, 2021 compared to the same period of the prior year. As of July 4, 2021, we had adequate levels of inventory, which drove fewer markdowns and promotional discounts compared to the same period of the prior year. The favorable drivers of the higher net revenue were partially offset by an increase in the Company’s return rate, which was approximately 130 basis points higher in the six months ended July 4, 2021 as customer shopping and return behavior started to revert to pre-COVID levels.

Cost of Revenue

	Six Months Ended		Change
	June 28, 2020	July 4, 2021	Amount	%
	(unaudited)
	(in thousands, except percentages)
Cost of revenue	$77,080	$90,008	$12,928	17%

Cost of revenue increased in the six months ended July 4, 2021 by $12.9 million, or 17%, compared to the six months ended June 28, 2020, partially explained by the increase in our net revenue. Additionally, there was a shift in sales mix to higher gross margin products in the six months ended July 4, 2021 compared to the six months ended June 28, 2020. This is largely because customers resumed shopping for higher margin items, such as special occasion and formal dresses, as the pandemic restrictions eased and weddings, events and parties became more prevalent.

Selling and Marketing Expenses

	Six Months Ended		Change
	June 28, 2020	July 4, 2021	Amount	%
	(unaudited)
	(in thousands, except percentages)
Selling and marketing expenses	$26,413	$28,499	$2,086	8%

Selling and marketing expenses increased in the six months ended July 4, 2021 by $2.1 million, or 8%, compared to the six months ended June 28, 2020. Discretionary marketing spend was suppressed in the six months ended June 28, 2020 in response to lower customer demand due to the COVID-19 pandemic. We began to slowly ramp up marketing spend in the first six months of fiscal 2021 resulting in a $0.5 million increase in online marketing expenses to acquire new customers and retain existing customers compared to same period in the prior year. Other marketing expenses, including photo shoot costs, increased by $0.4 million in the six months ended July 4, 2021, compared to the same period of the prior year. In addition, merchant processing fees increased by $1.2 million in the six months ended July 4, 2021 compared to the same period of the prior year due to the increase in net revenue.

General and Administrative Expenses

	Six Months Ended		Change
	June 28, 2020	July 4, 2021	Amount	%
	(unaudited)
	(in thousands, except percentages)
General and administrative expenses	$43,325	$36,240	$(7,085)	(16)%

General and administrative expenses decreased by $7.1 million in the six months ended July 4, 2021, or 16%, compared to the six months ended June 28, 2020. The decrease was primarily due to a $13.5 million decrease in equity-based compensation expense due to a $7.5 million decrease in expense related to Class P units as there were no modifications to Class P unit awards in the six months ended July 4, 2021, and a $7.1 million decrease in expense related to Series B Preferred Stock and Series B-1 Preferred Stock as the expense related to the Series B Preferred Stock issuance during the six months ended June 28, 2020 was higher than the expense related to the Series B-1 Preferred Stock issuance during the six months ended July 4, 2021, partially offset by a $1.1 million increase in expense related to stock options and special compensation awards issued in the second quarter of fiscal year 2021. In the six months ended June 28, 2020, there was a $2.0 million write off of previously capitalized IPO costs that did not recur during the six months ended July 4, 2021. The decrease was partially offset by a $7.4 million increase in payroll and benefits expense as a result of $2.1 million higher direct labor costs in line with higher sales volumes, higher bonus expense of $3.0 million due to improved business results and $2.3 million higher fixed headcount costs as the previous year costs were suppressed due to the furloughs related to the COVID-19 pandemic. There was also a $0.8 million increase in hardware, software and fulfillment and office supplies and a $0.4 million increase in state sales tax related expense.

Interest Expense

Interest expense decreased in the six months ended July 4, 2021 by $0.5 million, or 6%, compared to the six months ended June 28, 2020. The decrease was primarily due to reduced amount of borrowings outstanding net of the higher average interest rate under our Credit Facility for the six months ended June 28, 2020 compared to the six months ended July 4, 2021.

Income Tax (Provision) Benefit

Our income tax provision in the six months ended July 4, 2021 increased by $3.0 million, or 699%, to $3.5 million. The increase in the income tax provision was primarily due to an increase in our income before taxes, partially offset by a decrease in non-deductible equity-based compensation expenses.

Comparisons for the Years Ended December 29, 2019 and January 3, 2021

Net Revenue

	Year Ended		Change
	December 29, 2019	January 3, 2021	Amount	%
	(in thousands, except percentages)
Net revenue	$369,622	$248,656	$(120,966)	(33)%

Net revenue decreased in fiscal year 2020 by $121.0 million, or 33%, compared to the prior year. The decrease in net revenue was primarily driven by a decrease of 36% in the number of Total Orders Placed by customers caused by the COVID-19 pandemic. Consumer spending declined in fiscal year 2020 due to the economic uncertainty surrounding the COVID-19 pandemic and lockdown restrictions, which resulted in a 31% decrease in Active Customers compared to the prior year. While we saw improvements in units per transaction (“UPT”) and Average Order Value net of returns, our fiscal year 2020 sales were heavier in markdowns and promotional discounts compared to fiscal year 2019 in order to reduce event related inventory on hand. UPT represents the average number of items that a customer purchases per transaction. It is calculated by dividing the total number of items sold for a given period by the total number of orders placed during that same time period. A higher UPT indicates that customers are purchasing more items per transaction, while a lower UPT indicates that customers are purchasing fewer items per transaction.

Cost of Revenue

	Year Ended		Change
	December 29, 2019	January 3, 2021	Amount	%
	(in thousands, except percentages)
Cost of revenue	$208,418	$138,364	$(70,054)	(34)%

Cost of revenue decreased in fiscal year 2020 by $70.1 million, or 34%, compared to the prior year, consistent with the decrease in our net revenue.

Selling and Marketing Expenses

	Year Ended		Change
	December 29, 2019	January 3, 2021	Amount	%
	(in thousands, except percentages)
Selling and marketing expenses	$72,875	$47,812	$(25,063)	(34)%

Selling and marketing expenses decreased in fiscal year 2020 by $25.1 million, or 34%, compared to the prior year. The decrease was primarily driven by our efforts to reduce discretionary marketing expenses and cash outlays in response to lower customer demand due to the COVID-19 pandemic. We reduced our online marketing investment to acquire new customers and retain existing customers by $21.3 million in fiscal year 2020 compared to the prior year. Other marketing expenses also decreased by $0.8 million. In addition, merchant processing fees decreased by $3.0 million in fiscal year 2020 compared to the prior year due to the decline in net revenue.

General and Administrative Expenses

	Year Ended		Change
	December 29, 2019	January 3, 2021	Amount	%
	(in thousands, except percentages)
General and administrative expenses	$73,386	$67,155	$(6,231)	(9)%

General and administrative expenses decreased by $6.2 million, or 9%, compared to the prior year. The decrease was primarily driven by a $15.9 million decrease in payroll and benefits expense as a result of lower direct labor costs in line with lower sales volumes, as well as a shift of approximately 60% of our employees to furlough in response to the COVID-19 pandemic who gradually returned to work throughout the year, a $3.0 million decrease in professional services, legal and accounting fees, and a $4.3 million decrease in hardware, software and fulfillment and office supplies. These decreases were partially offset by a $13.1 million increase in equity-based compensation due to award modifications and grants in fiscal year 2020, which included a $6.1 million charge for the excess of fair value over consideration paid for the Series B Preferred Stock issued to an employee in June 2020. There was also a $2.3 million increase in management fees driven by recognition of the excess of fair value over consideration paid for Series B Preferred Stock issued to the Sponsor and Institutional Venture Partners in June 2020.

Interest Expense

Interest expense increased in fiscal year 2020 by $0.8 million, or 5%, compared to the prior year. The increase was primarily attributable to increased borrowings under our Credit Facility and higher variable interest rates in fiscal year 2020 compared to fiscal year 2019.

Income Tax (Provision) Benefit

Our income tax provision in fiscal year 2019 decreased by $1.7 million to an income tax benefit of $1.3 million in fiscal year 2020. The change in the income tax provision for fiscal year 2020 as compared to fiscal year 2019 was primarily due to an increase in our loss before taxes and a one-time benefit in fiscal year 2020 for the release of certain interest and penalties related to uncertain tax positions as a result of settlements with taxing authorities, partially offset by an increase in non-deductible equity-based compensation expenses.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statements of operations data in dollars and as a percentage of revenue for the periods presented. The unaudited quarterly consolidated statements of operations data were prepared on the same basis as the audited annual consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the unaudited quarterly financial information set forth in such data. Our historical results are not necessarily indicative of the results that may be expected in the future and operating results for interim periods are not necessarily indicative of the results that may be expected for a full year. You should read this data together with our consolidated financial statements and the related notes thereto as well as the unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

The following table sets forth our selected unaudited quarterly consolidated statements of operations data for the periods presented:

	Three Months Ended
	Mar. 31, 2019	June 30, 2019	Sept. 29, 2019	Dec. 29, 2019	Mar. 29, 2020	June 28, 2020	Sept. 27, 2020	Jan. 3, 2021	Apr. 4, 2021	July 4, 2021
	(unaudited)
	(in thousands)
Consolidated Statements of Operations Data:
Net revenue	$85,690	$108,644	$91,656	$83,632	$78,224	$61,372	$54,533	$54,527	$68,967	$103,574
Cost of revenue	49,774	60,411	50,315	47,918	42,208	34,872	30,128	31,156	37,854	52,154

Gross profit	35,916	48,233	41,341	35,714	36,016	26,500	24,405	23,371	31,113	51,420
Selling and marketing expenses	17,139	21,978	17,124	16,634	16,811	9,602	9,481	11,918	13,435	15,064
General and administrative expenses	19,454	19,696	17,453	16,783	17,206	26,119	10,854	12,976	15,089	21,151

Income (loss) from operations	(677)	6,559	6,764	2,297	1,999	(9,221)	4,070	(1,523)	2,589	15,205

Other income (expense), net:
Interest expense	(3,596)	(3,738)	(4,062)	(3,810)	(3,700)	(4,240)	(3,959)	(4,138)	(3,807)	(3,617)
Other income	55	74	64	46	55	11	20	51	6	52

Total other expense, net	(3,541)	(3,664)	(3,998)	(3,764)	(3,645)	(4,229)	(3,939)	(4,087)	(3,801)	(3,565)

Income (loss) before provision (benefit) for income taxes	(4,218)	2,895	2,766	(1,467)	(1,646)	(13,450)	131	(5,610)	(1,212)	11,640
Provision (benefit) for income taxes	(991)	926	856	(346)	(434)	867	(246)	(1,458)	163	3,296

Net income (loss) and comprehensive income (loss)	$(3,227)	$1,969	$1,910	$(1,121)	$(1,212)	$(14,317)	$377	$(4,152)	$(1,375)	$8,344

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the periods indicated as a percentage of net revenue:

	Three Months Ended
	Mar. 31, 2019	June 30, 2019	Sept. 29, 2019	Dec. 29, 2019	Mar. 29, 2020	June 28, 2020	Sept. 27, 2020	Jan. 3, 2021	Apr. 4, 2021	July 4, 2021
	(unaudited)
Consolidated Statements of Operations Data:
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	58.1	55.6	54.9	57.3	54.0	56.8	55.2	57.1	54.9	50.4

Gross profit	41.9	44.4	45.1	42.7	46.0	43.2	44.8	42.9	45.1	49.6
Selling and marketing expenses	20.0	20.2	18.7	19.9	21.5	15.6	17.4	21.9	19.5	14.5
General and administrative expenses	22.7	18.1	19.0	20.1	22.0	42.6	19.9	23.8	21.9	20.4

Income (loss) from operations	(0.8)	6.0	7.4	2.7	2.5	(15.0)	7.5	(2.8)	3.7	14.7

Other income (expense), net:
Interest expense	(4.2)	(3.4)	(4.4)	(4.6)	(4.7)	(6.9)	(7.3)	(7.6)	(5.5)	(3.5)
Other income	0.1	0.1	0.1	0.1	0.1	—	—	0.1	—	0.1

Total other expense, net	(4.1)	(3.3)	(4.3)	(4.5)	(4.6)	(6.9)	(7.3)	(7.5)	(5.5)	(3.4)

Income (loss) before provision (benefit) for income taxes	(4.9)	2.7	3.1	(1.8)	(2.1)	(21.9)	0.2	(10.3)	(1.8)	11.3
Provision (benefit) for income taxes	(1.2)	0.9	0.9	(0.4)	(0.6)	1.4	(0.5)	(2.7)	0.2	3.2

Net income (loss) and comprehensive income (loss)	(3.7)%	1.8%	2.2%	(1.4)%	(1.5)%	(23.3)%	0.7%	(7.6)%	(2.0)%	8.1%

Adjusted EBITDA is a non-GAAP financial measure that we calculate as income before interest expense, income taxes, depreciation and amortization, adjusted to exclude the effects of equity-based compensation expense, management fees, and transaction fees. Adjusted EBITDA is a key measure used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and, in the case of exclusion of the impact of equity-based compensation, excludes an item that we do not consider to be indicative of our core operating performance. See “Prospectus Summary-Summary Historical Consolidated Financial Data” for information regarding our use of Adjusted EBITDA.

The following table sets forth the reconciliation of our unaudited quarterly net income (loss), the most directly comparable GAAP measure, to Adjusted EBITDA for each of the periods:

	Three Months Ended
	Mar. 31, 2019	June 30, 2019	Sept. 29, 2019	Dec. 29, 2019	Mar. 29, 2020	June 28, 2020	Sept. 27, 2020	Jan. 3, 2021	Apr. 4, 2021	July 4, 2021
	(unaudited)
	(in thousands)
Net income (loss)	$(3,227)	$1,969	$1,910	$(1,121)	$(1,212)	$(14,317)	$377	$(4,152)	$(1,375)	$8,344
Interest expense	3,596	3,738	4,062	3,810	3,700	4,240	3,959	4,138	3,807	3,617
Provision (benefit) for income taxes	(991)	926	856	(346)	(434)	867	(246)	(1,458)	163	3,296
Depreciation and amortization	698	754	780	809	841	813	795	767	725	696
Equity-based compensation expense	563	564	563	350	—	16,999	207	451	1,913	1,661
Management fees	288	157	—	313	157	156	157	156	157	160
Write-off of previously capitalized transaction fees	—	—	—	—	2,156	(206)	—	—	—	—

Adjusted EBITDA	$927	$8,108	$8,171	$3,815	$5,208	$8,552	$5,249	$(98)	$5,390	$17,774

Quarterly Trends

We experience moderate seasonal fluctuations in aggregate sales volume during the year. Seasonality in our business does not follow that of traditional retailers, such as a typical concentration of revenue in the holiday quarter. Historically, our net revenue is highest in our second fiscal quarter due to higher demand for special event dresses and spring and summer fashion. The seasonality of our business has resulted in variability in our total net revenue quarter-to-quarter. As a result, we believe that comparisons of net revenue and results of operations for a given quarter to net revenue is and results of operations for the corresponding quarter in the prior fiscal year are generally more meaningful than comparisons of net revenue and results of operations for sequential quarters. Outside of the COVID-19 pandemic-effected quarters (quarters ended March 29, 2020 through April 4, 2021), our year-over-year quarterly net revenue growth has been in the double-digits.

Our quarterly gross profit fluctuates primarily based on how we manage our inventory and merchandise mix and has typically been in line with fluctuations in net revenue. When quarterly gross profit fluctuations have been unfavorable relative to the fluctuations in sales, these situations have been driven by non-recurring, external factors, as well as the COVID-19 pandemic in fiscal year 2020, which led to increased promotional discounts and higher markdowns in order to optimize our inventory mix and quantities.

Selling and marketing expenses generally fluctuate with net revenue. Further, in any given period, the amount of our selling and marketing expense can be affected by the use of promotional discounts in such period. In addition, we may increase or decrease marketing spend to assist with optimizing inventory mix and quantities.

General and administrative expenses consist primarily of payroll and benefit costs and vary quarter to quarter due to changes in the number of seasonal workers to meet demand based on our seasonality. Our general and administrative expenses during the three months ended June 28, 2020 were notably higher as a percentage of net revenue than in other quarters, due to the recognition of large non-recurring, non-cash equity-based compensation expense.

Periods of quarterly net losses have been driven by non-recurring factors, including the COVID-19 pandemic and significant equity-based compensation charges, both of which had impacts on the quarters during fiscal year 2020, as well as the first quarter of 2021.

Seasonality

Our results of operations for any interim period are not necessarily indicative of those for the entire year because our business is subject to seasonal fluctuations. We generally expect demand to be greater in our second fiscal quarter compared to the rest of the year. We believe that this seasonality has affected and will continue to affect our results of operations.

Liquidity and Capital Resources

Our primary sources of liquidity and capital resources are cash generated from operating activities, proceeds from the issuance of preferred stock and borrowings under our Credit Facility. Our primary requirements for liquidity and capital are payroll and general operating expenses, capital expenditures associated with distribution, network expansion and capitalized software and debt service requirement.

As of July 4, 2021, we had cash and cash equivalents of $32.1 million and restricted cash of $0.5 million. While we believe that our cash and cash equivalents and cash flows from operations will be sufficient to finance our continued core operations for at least the next 12 months from September 20, 2021, there is substantial doubt that we will have sufficient funds to repay the $97.6 million outstanding under our Term Loan when due in August 2022. While we expect to obtain additional financing through the capital markets, we cannot assure that we will be successful in obtaining sufficient funds to repay the amounts outstanding under the Term Loan at maturity in August 2022.

In the event that additional financing is required from outside sources, we cannot assure that such financing will be available on favorable terms or at all. If we are unable to raise additional capital when desired, or if we cannot expand our operations or otherwise capitalize on business opportunities because we lack sufficient capital, our business, financial condition, cash flows, or results of operations would be adversely impacted.

We cannot assure that our business will generate sufficient cash flows from operations or that we are able to secure additional debt or equity financing on acceptable terms, or at all, to enable us to service our indebtedness in the future. Our future operating performance and our ability to service or extend our indebtedness will be subject to future economic conditions and to financial, business, and other factors, many of which are beyond our control.

Credit Facilities

On August, 28, 2017, our indirect wholly-owned subsidiary Lulu’s Fashion Lounge, LLC entered into a $145.0 million credit facility, (the “Credit Facility”) with Credit Suisse AG, Cayman Islands Branch, as the administrative agent and collateral agent for all lenders, with $135.0 million committed as a term loan (the “Term Loan”) and $10.0 million committed as a revolving credit facility (the “Revolving Facility”). The proceeds from the Term Loan were used to repay other long-term debt and to pay dividends to LP, and the proceeds of the Revolving Facility are available for general working capital and other corporate purposes.

In May 2019, we entered into a waiver and fourth amendment of our Credit Facility. As part of the waiver and amendment, certain terms and covenants were modified, and the lenders waived our default for failure to comply with certain leverage ratio levels from the original Credit Facility agreement.

In June 2020, we entered into a waiver and fifth amendment of our Credit Facility. As part of the waiver and amendment, certain terms and covenants were modified, and the lenders waived our default for failure to comply with certain leverage ratio levels as modified under the fourth amendment. The fifth amendment deferred principal payments of $7.5 million for the Term Loan to the maturity date and resulted in a portion of interest being payable in kind, which was added to the outstanding principal balance of the Term Loan and the Revolving Facility, and increased interest rates on both the Term Loan and the Revolving Facility.

From and after June 5, 2020 and until the first day of the month beginning after we deliver a compliance certificate evidencing compliance with the maximum consolidated total net leverage ratio maintenance covenant (the date of such delivery, the “Compliance Date”), the Term Loan bears interest at a rate per annum equal to (i) an adjusted LIBOR rate (the “Adjusted LIBOR Rate”) (subject to a minimum floor of 1.00%) plus 9.50% or (ii) a base rate equal to the greater of the “prime rate,” the federal funds effective rate plus 1⁄2 of 1.0% and the Adjusted LIBOR Rate (the “Base Rate”) plus 8.50%, of which 2.50% is paid in kind by adding such percent to the outstanding principal balance of Term Loan. At all times thereafter, the Term Loan bear interest at either (i) a rate per annum equal to the Adjusted LIBOR Rate (subject to a minimum floor of 1.00%) plus an applicable margin based on the consolidated total net leverage ratio of Lulu’s Fashion Lounge, LLC ranging from 7.00% to 9.00% per annum or (ii) the Base Rate plus an applicable margin of ranging from 6.00% to 8.00% per annum based on the consolidated total net leverage ratio of Lulu’s Fashion Lounge, LLC.

From and after June 5, 2020 and until the first day of the month beginning after the Compliance Date, the loans under the Revolving Facility bear interest at a rate per annum equal to the Adjusted LIBOR Rate (subject to a minimum floor of 0.00%) plus 8.50% or (ii) the Base Rate plus 7.50%, of which 1.50% is paid in kind by adding such percent to the outstanding principal balance of the loans under the Revolving Facility. At all times thereafter, loans under the Revolving Facility bear interest at either (i) the Adjusted LIBOR Rate (subject to a floor of 0.00%) plus an applicable margin based on the consolidated total net leverage ratio of Lulu’s Fashion Lounge, LLC ranging from 5.00% to 6.00% per annum or (ii) the Base Rate plus an applicable margin based on the consolidated total net leverage ratio of Lulu’s Fashion Lounge, LLC ranging from 4.00% to 5.00% per annum. See “Description of Certain Indebtedness.”

As of July 4, 2021, there were $107.7 million of borrowings outstanding under the Term Loan. As of July 4, 2021, there were no amounts outstanding under the Revolving Facility and $0.9 million of letters of credit outstanding resulting in $9.2 million of remaining borrowing capacity under the Revolving Facility. As of July 4, 2021, the interest rate on the Term Loan was the Adjusted LIBOR Rate plus 9.50% and the loans under the Revolving Facility bore interest at variable rates with a minimum of 7.00%.

In April 2021, we entered into the sixth amendment to our Credit Facility. As part of the amendment, we modified the minimum liquidity covenant under the Credit Facility to increase the minimum amount required pursuant to such covenant from $2.5 million to $10.0 million. Upon receipt of proceeds from this offering, we are required, under the terms of the sixth amendment to our Credit Facility, to pay off all outstanding debt under the Credit Facility before any proceeds are used by the Company. We are also restricted under the terms of the sixth amendment to our Credit Facility from declaring and paying any dividends to our stockholders.

Principal amounts outstanding under the Term Loan will be due and payable in full on August 28, 2022. All obligations under the Credit Facility are unconditionally guaranteed by Lulu’s Fashion Lounge Parent LLC, our direct wholly-owned subsidiary, and, subject to certain exceptions, each of its current and future domestic subsidiaries. The Credit Facility contains certain covenants restricting our activities. In March 2021, we repaid $8.6 million of the outstanding principal amount under our Revolving Facility.

Additionally, in connection with this offering, we anticipate entering into a new $50.0 million senior secured revolving credit facility. The New Revolving Facility will mature three years after closing, and borrowings thereunder will accrue interest at a rate equal to, at our option, either (x) the term SOFR rate, plus the applicable SOFR adjustment and plus a margin of 1.75% per annum or (y) the base rate plus a margin of 0.75% (with the base rate being the highest of the federal funds rate plus 0.50%, the prime rate and term SOFR for a period of one month plus 1.00%). We expect the New Revolving Facility will contain a financial maintenance covenant requiring a maximum total leverage ratio of no more than 2.50:1.00, stepping down to 2.00:1.00 after 18 months. We expect a commitment fee of 37.5 basis points will be assessed on unused commitments under the New Revolving Facility. We intend to use borrowings under the New Revolving Facility to refinance existing indebtedness and for general corporate purposes, including funding working capital.

As of January 3, 2021, we had non-cancelable operating leases for our corporate offices and warehouses expiring at various dates through 2026, some of which have renewal provisions.

Future minimum lease payments under non-cancelable operating leases as of January 3, 2021 were as follows (in thousands):

Fiscal Year Ending:	Amounts
2021	$2,879
2022	2,789
2023	2,230
2024	1,777
2025	1,830
Thereafter	153

Total	$11,658

On September 30, 2021, we signed a new seven-year term lease for warehouse space commencing December 2021 and expiring in January 2029, with annual rental payments ranging from $1.9 million to $2.5 million per year.

We currently intend to use the net proceeds from this offering to redeem all existing Series B Preferred Stock and Series B-1 Preferred Stock for $17.9 million, to repay $71.4 million of our Term Loan and use the remainder, if any, for general corporate purposes. See “Description of Certain Indebtedness” and “Use of Proceeds.”

Cash Flow Analysis

The following table summarizes our cash flows for the periods indicated:

	Year Ended		Six Months Ended
	December 29, 2019	January 3, 2021	June 28, 2020	July 4, 2021
	(in thousands)
			(unaudited)
Net cash (used in) provided by:
Operating activities	$11,874	$4,856	$13,870	$29,835
Investing activities	(4,042)	(1,913)	(1,290)	(962)
Financing activities	(9,721)	6,755	10,481	(12,292)

Net increase (decrease) in cash and cash equivalents	$(1,889)	$9,698	$23,061	$16,581

Operating Activities

Cash from operating activities consists primarily of net loss adjusted for certain non-cash items, including depreciation and amortization, amortization of debt discount and debt issuance costs, interest expense capitalized to principal of debt, equity-based compensation, and the effect of changes in working capital and other activities.

In the six months ended July 4, 2021, net cash provided by operating activities was $29.8 million and consisted of net income of $7.0 million, changes in operating assets and liabilities of $17.2 million and non-cash items of $5.6 million. Changes in operating assets and liabilities related primarily to an $18.5 million increase in accrued expenses and other current liabilities due primarily to a $10.7 million increase in the returns reserve as a result of higher sales coupled with a higher return rate, as well as an increase in accrued compensation and benefits of $4.5 million, $1.6 million increase in sales taxes payable, $1.2 million increase in marketing, shipping and vendor accruals, $0.6 million increase in stored value card liability, and $0.5 million increase in deferred revenue, all due to the higher sales in the period. There was also a $6.0 million increase in income tax payable and $2.4 million increase in accounts payable due to higher balances for both merchandise and non-merchandise accounts payable as a result of the higher sales in the period. These were partially offset by increases in inventory and assets for recovery of $4.3 million and $3.6 million, respectively. Other noncurrent liabilities decreased by $0.6 million and accounts receivable and prepaids and other current assets increased by $1.0 million and $0.3 million, respectively. Non-cash items primarily related to equity-based compensation expense of $3.6 million, depreciation and amortization of $1.4 million, amortization of debt discount and debt issuance cost of $1.4 million, and interest expense capitalized to principal of the Term Loan and the Revolving Facility of $1.4 million, offset by deferred income taxes of $2.1 million.

In the six months ended June 28, 2020, net cash provided by operating activities was $13.9 million and consisted of net loss of $15.5 million, changes in operating assets and liabilities of $6.7 million and non-cash items of $22.7 million. Changes in operating assets and liabilities related primarily to a decrease in inventory and accounts receivable of $10.0 million and $1.2 million, respectively, along with a $1.0 million decrease in prepaids and other current assets. Other increases to cash were driven by a $0.7 million increase in accrued expenses and other current liabilities. These were partially offset by decreases in accounts payable and other noncurrent liabilities of $6.0 million and $0.4 million, respectively. Non-cash items primarily related to equity-based compensation expense of $17.0 million, depreciation and amortization of $1.7 million, amortization of debt discount and debt issuance cost of $1.1 million, the write-off of deferred IPO costs of $2.0 million, and deferred income taxes of $0.7 million.

In fiscal year 2020, net cash provided by operating activities was $4.9 million and consisted of net loss of $19.3 million, changes in operating assets and liabilities of $2.9 million and non-cash items of $27.0 million. Changes in operating assets and liabilities related primarily to a decrease in accrued expenses and other current liabilities and accounts payable of $9.3 million and $3.7 million, respectively, partially offset by decreases in inventory and assets for recovery of $9.2 million and $2.1 million, respectively. Non-cash items primarily related to equity-based compensation expense of $17.7 million, depreciation and amortization of $3.2 million, amortization of debt discount and debt issuance cost of $2.5 million, the write-off of deferred offering costs of $2.0 million, and interest expense capitalized to principal of the Term Loan and the Revolving Facility of $1.7 million.

In fiscal year 2019, net cash provided by operating activities was $11.9 million and consisted of net loss of $0.5 million, changes in operating assets and liabilities of $6.8 million and non-cash items of $5.5 million. Changes in operating assets and liabilities primarily reflect cash inflows due to increases in accounts payable, accrued expenses and other current liabilities, and other noncurrent liabilities of $5.3 million, $3.1 and $2.7 million, respectively, partially offset by increases in inventory and accounts receivable of $1.8 million and $1.7 million, respectively. Non-cash items primarily related to depreciation and amortization of $3.0 million, amortization of debt issuance costs of $2.0 million and equity-based compensation expense of $2.0 million offset by deferred income taxes of $1.6 million.

Investing Activities

Our primary investing activities have consisted of purchases of equipment to support our overall business growth and internally developed software for the continued development of our proprietary technology infrastructure. Purchases of property and equipment may vary from period-to-period due to timing of the expansion of our operations. We have no material commitments for capital expenditures.

In the six months ended July 4, 2021, net cash used in investing activities was $1.0 million. This was attributable to capital expenditures relating to equipment for our general operations, software and hardware purchases, and internally developed software.

In the six months ended June 28, 2020, net cash used in investing activities was $1.3 million. This was attributable to capital expenditures relating to equipment for our general operations, software and hardware purchases, and internally developed software.

In fiscal year 2020, net cash used in investing activities was $1.9 million. This was attributable to capital expenditures relating to equipment for our general operations, software and hardware purchases, and internally developed software.

In fiscal year 2019, net cash used in investing activities was $4.0 million. This was attributable to capital expenditures relating to equipment for our general operations, software and hardware purchases, and internally developed software.

Financing Activities

Financing activities consist primarily of borrowings and repayments related to our Credit Facility and issuance of preferred stock.

In the six months ended July 4, 2021, net cash used in financing activities was $12.3 million, which was attributable to the net proceeds from the issuance of our Series B-1 Preferred Stock of $1.4 million, offset by repayments on our Term Loan of $5.1 million and the repayment of borrowings under our Revolving Facility of $8.6 million.

In the six months ended June 28, 2020, net cash provided by financing activities was $10.5 million, which was attributable to the net proceeds from the issuance of our Series B Preferred Stock of $7.3 million and net proceeds from borrowings under our Revolving Facility of $5.3 million, offset by repayment on advance from LP of $2.0 million.

In fiscal year 2020, net cash provided by financing activities was $6.8 million, which was attributable to the issuance of our Series B Preferred Stock of $7.3 million and net proceeds from borrowings under our Revolving Facility of $4.5 million, offset by repayments on our Term Loan of $2.5 million and repayment on advance from LP of $2.0 million.

In fiscal year 2019, net cash used in financing activities was $9.7 million, which was largely attributable to repayments on our Term Loan of $12.7 million and payment of deferred offering costs of $2.2 million, offset by net proceeds from borrowings under our Revolving Facility of $4.0 million and advance from LP of $2.0 million.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of markets and other risks including the effects of change in interest rates, inflation and foreign currency translation and transaction risks.

Interest Rate Risk

We are exposed to interest rate risk primarily related to the effect of interest rate changes on borrowings outstanding under our Credit Facility. As of July 4, 2021, we had $107.7 million of Term Loan outstanding under our Credit Facility with an effective interest rate for the six months ended July 4, 2021 of 12.9%. As of July 4, 2021, we had no loans outstanding under our Revolving Facility with an effective interest rate for the six months ended July 4, 2021 of 9.6%. Based on the outstanding borrowings under the Credit Facility, we estimate that a 1.0% increase in the average interest rate on our borrowings would have increased interest expense by $1.2 million for the six months ended July 4, 2021. The impact on future interest expense resulting from future changes in interest rates will depend largely on the gross amount of our borrowings at that time.

Foreign Currency Risk

All of our sales are denominated in U.S. dollars, and therefore, our net revenue is not currently subject to significant foreign currency risk. Our purchase of inventory and operating expenses are denominated in U.S. dollars. To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition, cash flows, or results of operations. We continue to monitor the impact of inflation to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, cash flows, and results of operations.

Critical Accounting Policies and Estimates

In preparing our consolidated financial statements in conformity with GAAP, we must make decisions that impact the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. Such decisions include the selection of the appropriate accounting policies to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances, historical experience, and business valuations. Actual amounts could differ from those estimated at the time the consolidated financial statements are prepared.

Our significant accounting policies are described in the notes to our consolidated financial statements included elsewhere in this prospectus. Some of those significant accounting policies require us to make difficult, subjective, or complex judgements or estimates. An accounting estimate is considered to be critical if it meets both of the following criteria: (i) the estimate requires assumptions about matters that are highly uncertain at the time the accounting estimate is made and (ii) different estimates reasonably could have been used, or changes in the estimate that are reasonably likely to occur from period to period may have a material impact on the presentation of our financial condition, changes in financial condition, cash flows, or results of operations. Our critical accounting estimates include the following:

Revenue Recognition

We generate revenue from the sale of merchandise products sold directly to end customers. We recognize revenue when the product is transferred to the customer, which is generally upon shipment. We estimate a reserve of future returns based on historical return rates. There is judgment in utilizing historical trends for estimating future returns. Our refund liability for sales returns is included in returns reserve on the consolidated balance sheets and represents the expected value of the refund that will be due to our customers. We also have a corresponding asset for recovery that represents the expected net realizable value of the merchandise inventory to be returned.

Equity-Based Compensation

Stock Options

The Company grants stock option awards to certain employees, officers, directors, and other nonemployee service providers. The Company accounts for equity-based compensation expense by calculating the estimated fair value of each award at the grant date or modification date by applying the Black-Scholes option pricing model. The model utilizes the estimated per share fair value of the Company’s underlying common stock at the measurement date, the expected or contractual term of the option, the expected stock price volatility, risk-free interest rates, and the expected dividend yield of the common stock. Equity-based compensation expense is recognized on a straight-line basis over the period the employee or non-employee is required to provide service in exchange for the award, which is generally the vesting period.

The Company bases its estimates of expected volatility on the historical volatility of comparable companies from a representative peer group selected based on industry, financial, and market capitalization data and recognizes forfeitures as they occur.

Determining the grant date fair value of options using the Black-Scholes option pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

Class P Units

We record equity-based compensation related to equity awards (consisting of Class P units) granted through our majority owner, LP. The LP’s Class P units are available to be issued as incentive compensation to employees, officers, directors, and other nonemployee service providers or consultants of the Company.

Through June 2020, we concluded that LP’s Class P units were not a substantive class of equity and any associated pre-vesting distributions allocated to LP’s Class P units were recorded as equity-based compensation once the contingent payment becomes probable of payment, which is upon vesting of the Class P units.

During June and July 2020, all outstanding Class P units were modified to update forfeiture terms related to employment requirements and vesting conditions were added to some of the Class P units. Due to the modifications to the employment requirements, we concluded that the Class P units are a substantive class of equity to be accounted for under FASB ASC Topic No. 718, Compensation—Stock Compensation (“ASC 718”).

Equity-based compensation is measured at the grant date or modification date for all equity-based awards made to employees and nonemployees based on the fair value of the awards. Awards with only service conditions are recognized as expense on a straight-line basis over the requisite service period, which is generally four years.

Certain of the outstanding Class P units which were modified in fiscal year 2020 now vest upon the satisfaction of both a service condition and a performance condition. The service-based vesting condition for these Class P units is satisfied over four years. When the performance-based vesting condition becomes probable, which is upon the completion of a qualifying distribution event, the Company will immediately record cumulative stock-based compensation expense using the accelerated attribution method for the awards that have met the service-based vesting condition. The Company has not recognized any stock-based compensation expense for the performance-based

Class P units as a qualifying distribution event has not occurred.

The fair value of the Class P units at the modification dates during fiscal year 2020 was estimated using a two-step process. First, our enterprise value was established using generally accepted valuation methodologies, including discounted cash flow analysis and comparable public company analysis. These methods consider operating and financial performance including estimating future cash flows and discounting those cash flows at an appropriate rate, the lack of liquidity of capital stock and general and industry specific economic outlook, among other factors. The fair value of LP is determined based on the fair value of our common stock. Second, LP’s enterprise value was allocated among the various classes of units that comprise the capital structure of LP using the Black-Scholes option-pricing method. The option-pricing method treats all levels of the capital structure as call options on the enterprise’s value, with the exercise price based on the “breakpoints” between each of the different claims on the securities. The inputs necessary for the option-pricing model include LP’s current enterprise value, breakpoints (the various characteristics for each class of equity, including liquidation preferences and priority distributions, in accordance with the limited partnership agreement and the Class P units), term, risk-free rate, and volatility.

See Note 9 to our consolidated financial statements included elsewhere in this prospectus for more information concerning certain of the specific assumptions and methodologies we used to determine the estimated fair value of our Class P units. Certain of such assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, equity-based compensation could be materially different.

Series B and Series B-1 Redeemable Preferred Stock

During June 2020, the Company issued and sold 7,500,001 shares of Series B Redeemable Preferred Stock (“Series B Preferred Stock”) at $1.00 per share to the general partner and a limited partner of LP and the holders of Series A Preferred Stock. The Company received gross cash proceeds of $7.5 million and incurred issuance costs associated with the Series B Preferred Stock issuance of $0.2 million. For accounting purposes, the Company determined the fair value of the Series B Preferred Stock to be $2.21 per share at issuance. During March 2021, the Company issued and sold 1,450,000 shares of Series B-1 Preferred Stock at $1.00 per share to current executives of the Company. The Company received gross cash proceeds of $1.5 million and incurred nominal issuance costs associated with the Series B-1 Preferred Stock issuance. For accounting purposes, the Company determined the fair value of the Series B-1 Preferred Stock to be $2.02 per share at issuance.

The Company has elected to record its Series B Preferred Stock and Series B-1 Preferred Stock at the greater of its redemption value or the issuance date fair value, net of issuance costs, as it is probable of becoming redeemable due to the passage of time. Any excess of fair value over the consideration paid was recorded as equity-based compensation for shares purchased by entities related to current employees, board members, and service providers and as a deemed dividend for shares purchased by an existing holder of Series A Preferred Stock.

The fair value of the Series B Preferred Stock was estimated using a two-step process. First, the Company’s enterprise value was established using generally accepted valuation methodologies, including discounted cash flow analysis and comparable public company analysis. These methods consider operating and financial performance including estimating future cash flows and discounting those cash flows at an appropriate rate, the lack of liquidity of capital stock and general and industry specific economic outlook, among other factors. Second, the Company’s enterprise value was allocated among the various classes of outstanding securities using the Black-Scholes option-pricing method. The option-pricing method treats all levels of the capital structure as call options on the enterprise’s value, with the exercise price based on the “breakpoints” between each of the different claims on the securities. The inputs necessary for the Series B Preferred Stock option-pricing model include the Company’s then-current enterprise value, breakpoints (the various characteristics for each class of equity, including liquidation preferences and priority distributions), time to liquidity of 3 years, risk-free rate of 0.21%, and volatility of 72.0%. The inputs necessary for the Series B-1 Preferred Stock option-pricing model include the Company’s then-current enterprise value, breakpoints (the various characteristics for each class of equity, including liquidation preferences and priority distributions), time to liquidity ranging from 0.5 to 1.5 years depending on the scenario, risk-free rate of 0.11%, and volatility of 78.0%. Certain of such assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, equity-based compensation could be materially different.

Goodwill and Tradename

Goodwill is stated as the excess of the acquisition price over the fair value of net assets acquired in a purchase acquisition and is not amortized. Our tradename is an indefinite-lived intangible asset and is not amortized. We review goodwill and our tradename for impairment at least annually (on the first day of the fourth quarter) or more frequently whenever events or changes in circumstances indicate that the carrying amount may be impaired. When testing goodwill for impairment, we first perform an assessment of qualitative factors (“Step 0 Test”). The qualitative assessment includes assessing the totality of relevant events and circumstances that affect the fair value or carrying value of our reporting unit. These events and circumstances include macroeconomic conditions, industry and competitive environment conditions, overall financial performance, reporting unit specific events, and market considerations. We also consider recent valuations of our reporting unit, including the magnitude of the difference between the most recent fair value estimate and the carrying value, as well as both positive and adverse events and circumstances, and the extent to which each of the events and circumstances identified may affect the comparison of our reporting unit’s fair value with its carrying value. If the qualitative assessment results in a conclusion that it is more likely than not that the fair value of our reporting unit exceeds the carrying value, then no further testing is performed for our reporting unit.

When testing our tradename for impairment, we first perform an assessment of qualitative factors. If qualitative factors indicate that it is more likely than not that the fair value of our tradename is less than its carrying amount, we test the tradename for impairment at the asset level. We determine the fair value of our tradename and compare it to the carrying value. If the carrying value of our tradename exceeds the fair value, we recognize an impairment loss in an amount equal to the excess.

Recent Accounting Pronouncements

See Note 2, “Significant Accounting Policies—Recently Issued Accounting Pronouncements,” to our consolidated financial statements and Note 2, “Significant Accounting Policies—Recently Issued Accounting Pronouncements,” to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial position and our results of operations.

JOBS Act Accounting Election

We are an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. Accordingly, our consolidated financial statements and our unaudited interim condensed consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

BUSINESS

Overview

Lulus is a customer-driven, digitally-native fashion brand primarily serving Millennial and Gen Z women. We focus relentlessly on giving our customers what they want. We do this by using data coupled with human insight to deliver a curated and continuously evolving assortment of on-point, affordable luxury fashion. Our customer obsession sets the tone for everything we do, from our personalized online shopping experience to our exceptional customer service.

We are focused on building authentic personal relationships with our customers and offering them coveted products they cannot purchase elsewhere. We incorporate the pulse of the consumer by engaging with her where she is: across the web, on social media and across our platform, through reviews, feedback and one-on-one interactions with our Style Advisors, Fit Experts and Bridal Concierge. Customers express their love for our brand on social media and by word-of-mouth (both in-person and online). As of October 3, 2021, we had more than 7.5 million followers, up from 5.5 million followers as of September 27, 2020, across our social media platforms, where the popular #lovelulus hashtag has generated billions of impressions. Consumer surveys in 2019 and 2021 show that Lulus outperforms its peers significantly in net promoter score, customer satisfaction, overall value, and likelihood of repurchase; these metrics demonstrate our customers’ genuine affinity for our brand.

A key differentiator of our business model from traditional fashion retail is our use of data to optimize almost all elements of our business. Nowhere is this more pronounced than in our product creation and curation cycle. Traditional merchandising approaches are risk and capital intensive, characterized by extended in-house design cycles, seasonal assortment decisions, deep buys, limited customer feedback, and high markdowns. Unlike traditional retailers, we leverage a “test, learn, and reorder” strategy to bring hundreds of new products to market every week; we test them in small batches, learn about customer demand and then quickly reorder winning products in higher volume to optimize profitability. This strategy allows us to rapidly convert new products into profitable sales on a consistent and repeatable basis while minimizing fashion and trend risk. We sell thousands of unique products each month across a broad range of categories and during the six months ended July 4, 2021, 70% of our sales were from reorders and 94% of our reorder products were sold without moving to sale pricing. This is up from 66% of sales from reorders and 89% of our reorder products sold without moving to sale pricing during the six months ended June 28, 2020.

We are proud of our large, diverse community of loyal customers. During the twelve months ended October 3, 2021, we served 2.5 million Active Customers. In the first six months of our 2021 fiscal year, 88% of units sold were Lulus brand products up from 86% in the first six months of the 2020 fiscal year. Our target customer initially meets us in her 20s and stays with us through her 30s and beyond. We design a broad assortment of affordable luxury fashion for many of life’s moments. Our affordable luxury positioning, underscored by our sub-$50 average unit retail price (“AUR”), means that we are highly accessible and appeal to a broad segment of the market. We define AUR as the sum of the total gross sales before returns across our platform in a given period, plus shipping revenue, less discounts and markdowns, divided by the total number of units sold in that period.

Our company culture is defined by our core values: “All Voices, All In, Always Evolving.” “All Voices” means every voice, at every level, is valued and encouraged. We are a team made up of individuals, and diversity and self-expression are welcome. We treat each other with respect. We listen actively and are open and honest with each other. “All In” means we are “all in” on ensuring the best possible customer experience, from placing the order to opening the package upon delivery, and every interaction along the way. We pitch in to support our team members and get the job done. “Always Evolving” means we are digital natives, changing and evolving along with our customers and technology. We are never satisfied with the status quo. We constantly seek to improve ourselves, our product, and our Company. We take pride in the growth of our teams, promoting top performers and infusing our Company with new and fresh ideas from outside hires. We strive to embody these core values in our connections with our customers as well as our employees.

Impact of the COVID-19 Pandemic and Response

The COVID-19 pandemic has had a material impact on the global fashion apparel, accessories and footwear industry as a significant portion of in-person social, professional and formal events over the last 18 months were postponed or cancelled.

Historically, our business model has resulted in strong historical growth. Between fiscal years 2016 and 2019, we grew our net revenue by 179% to $370 million. Net revenue grew by 75% from 2016 to 2017, 28% from 2017 to 2018 and 24% from 2018 to 2019. In fiscal year 2020, our net revenue declined by 33% to $249 million as a result of the COVID-19 pandemic. During the three and six months ended July 4, 2021, we grew our net revenue by 69% and 24%, respectively, compared to the same periods of the prior year.

Shortly after the onset of the COVID-19 pandemic, we proactively implemented initiatives to ensure the health and safety of employees and customers, while also addressing the financial impact and returning the business to growth in fiscal year 2021. These initiatives included prudent expense and aggressive liquidity management to successfully manage the business through the challenging operating environment. We implemented a number of measures to minimize cash outlays, including reducing discretionary marketing and other expenses. Additionally, in June 2020, we modified our existing credit agreement to amend covenants and adjust certain payment terms. We also borrowed $5.3 million of loans under our Revolving Facility, which was subsequently repaid in March 2021. As the world has begun to emerge from the COVID-19 pandemic and in-person socialization has begun to return, beginning in March 2021 our business has experienced rapid recovery, growing faster than a number of e-commerce apparel businesses that are less correlated to social interaction and other activities outside of the home.

Our Industry

Apparel is a Massive Market, but Traditional Brick and Mortar Brands and Retailers Are Under Pressure

Euromonitor, a consumer market research company, estimates that the aggregate apparel and footwear industry in the United States represented a $369.8 billion market in 2019. While the industry temporarily contracted in 2020 to $285.7 billion as a result of the COVID-19 pandemic, it is expected to grow to $395.2 billion by 2025, representing an expected CAGR of 7% from 2020.

Traditional brick and mortar apparel brand and retail models are increasingly under pressure. From 2016 to 2019, we believe online penetration in the U.S. apparel industry increased from 17% to 25%, and this category shift is expected to continue with online penetration reaching 38% by the end of this year and 49% by 2025. Offline retail models have generally failed to keep up with changing consumer preferences and are burdened by vast, inflexible physical store footprints, inventory management challenges, demand seasonality and a highly promotional environment as competitors seek to capture any sales available to cover high fixed costs. Additionally, offline models face a prolonged and unattractive merchandising and buying cycle that requires brands and retailers to forecast fashion trends and consumer demand several quarters into the future. This traditional model also results in higher initial retail prices due to the wholesale-to-retail markup. Finally, Millennial and Gen Z consumers increasingly prefer to shop online, which has forced many traditional retailers to respond by closing a significant portion of their previously profitable physical stores over the last several years.

Brick and mortar businesses, especially in the apparel, footwear and accessories industry, were acutely challenged during the COVID-19 pandemic as they were generally considered “non-essential” by federal, state and local authorities. Most non-essential brick and mortar stores were temporarily closed during the COVID-19 pandemic, and some were permanently closed. Businesses without adequate online capabilities suffered in comparison to omnichannel businesses as well as digitally-native brands.

Omnichannel Models and E-commerce Marketplaces Are Taking Share, but Have Inherited Challenges of Brick and Mortar Brands and Retailers

Prior to the COVID-19 pandemic, consumers were generally spending less time shopping offline and more time shopping online. According to DataReportal, the typical consumer now spends 2 hours and 25 minutes on social media each day, equating to roughly one full waking day of their life each week. According to Branded Research, this trend towards online consumption of media and adoption of e-commerce is even more pronounced among the youngest generations, with 58% of Gen Z consumers saying they are online “almost constantly.” This massive segment of the population represents the first generations to have come of age communicating, learning, and shopping online and on their mobile devices. This has resulted in a new “discovery journey” for consumers, whereby brand and product discovery, evaluation and purchase increasingly occur online. The COVID-19 pandemic further accelerated online penetration by driving product adoption of e-commerce from new consumers and deeper engagement and more buying from existing digital purchasers.

The rapid growth of e-commerce has been primarily driven by two new business models: first, brick and mortar retailers adopting omnichannel models; and second, the emergence of a new generation of online department stores. As brick and mortar retailers have moved online, they market products to consumers through legacy offline channels (e.g., department stores and owned stores) as well as emerging online channels (e.g., e-commerce retailers and owned websites). Consistent with broader industry trends, growth in the online businesses of these traditional brands and retailers has generally outpaced growth in their respective offline businesses. In addition, a new generation of online department stores offers consumers the convenience to shop online for a variety of third-party or private label brands. These online venues have the advantage of being able to offer a broader assortment and more personalized shopping experience relative to their offline counterparts.

While both the omni-channel and online department store models represent an improvement from the traditional offline-only model, they continue to be burdened by many of the challenges of their brick and mortar predecessors. Key among these challenges is a prolonged merchandising and buying cycle that requires brands and retailers to forecast fashion trends and consumer demand several quarters into the future. As a result of a prolonged merchandising and buying cycle, inventory management becomes a critical pain point, whereby inventory shortage results in lost sales, while inventory surplus results in significant markdowns, which impair margins and damage brand equity for omni-channel and brick and mortar retailers. Other challenges include the wholesale-to-retail markup, which results in higher initial retail prices as well as potential margin erosion, since consumers can easily price-shop third-party brands online and purchase from the lowest-cost provider, and the burden of having long-term brick and mortar leases, which proved to be a significant problem during the COVID-19 pandemic. Additionally, legacy and e-commerce retailers may be conflicted when developing and promoting their own private label brands, and are often reliant on third-party brands, which can pose supply risk.

Digitally-Native Brands Are Best Positioned to Win

Against this backdrop, we believe that digitally-native brands are best positioned to succeed due to the following key attributes they possess:

•	Ability to offer their own brands without reliance on third-party brands;

•	Direct engagement with customers;

•	Large, real-time customer-centric datasets offering insights across the business;

•	Significantly faster merchandise creation driven by real-time customer feedback and purchase patterns;

•	Technology that is purpose-built for e-commerce;

•	Asset-light distribution model; and

•	Opportunity to selectively test and open temporary retail stores.

Lulus: A Customer-Driven Fashion Brand

Lulus is a customer-driven fashion brand that leverages the power of digitally-native e-commerce. We have built a community of loyal customers by listening to them and engaging with them. When we ask our customers to describe Lulus, they tell us they think of the brand as “affordable,” “quality,” and “trendy.” We take a deliberate, measured approach to developing products that feature high-end, stylistic details as well as flattering silhouettes that empower our customer to look and feel her best, whether in the office, at home or out on the weekend. As a result of our brand authenticity and focus on delivering what our customer wants, we have earned deep customer loyalty and brand affinity. Based on the 2021 Brand Survey, Lulus customers recommend Lulus to their friends and family at a materially higher rate than the other brands and retailers from which they purchase. This positive brand promotion is reflected in higher net promoter scores than our competition and is supported by our strong word-of-mouth customer acquisition. According to the 2021 Brand Survey, over a third of the active Lulus customer respondents first ordered with us after seeing a friend or family member wearing Lulus products or receiving a recommendation. According to the same survey, our aided brand awareness remains modest at 17% among women 18 years of age and older in the United States, implying significant opportunity to continue to attract new customers.

Our Customer

We are proud of our large, diverse community of loyal customers. Our target customer initially meets us in her 20s and stays with us through her 30s and beyond. The Lulus brand spans many categories, including dresses, tops, bottoms, bridal, intimates, swimwear, footwear, and accessories. A customer who might have discovered Lulus when shopping for her college events can continue to shop our broad assortment that caters to events later in life such as bridal parties and weddings as well as for desk to date and everything in between.

Our affordable luxury positioning is underscored by our sub-$50 AUR, which we believe helps us to appeal to a broad segment of the market. On average, our customer’s household income is $82,000. According to the 2021 Brand Survey, our customers spend a median of $1,175 on their fashion purchases per year. In the twelve months ended July 4, 2021, our Active Customers spent $129 on average, implying an 11% share of wallet based on an assumed average wallet of $1,175, which is the median amount our customers spend on fashion purchases per year according to the 2021 Brand Survey. This is up from $122 average spend by Active Customers for the twelve months ended June 28, 2020. We believe our strong customer loyalty, affordable pricing, and significant category expansion opportunity help position us to grow our share of wallet over time.

During the twelve months ended October 3, 2021, we served 2.5 million Active Customers, up from 2.3 million Active Customers during the twelve months ended September 27, 2020. On social media, we benefit from the longevity and strength of our social presence and as of July 4, 2021, we had more than 7.5 million followers, up from 5.5 million followers as of September 27, 2020, across our social media platforms, including Facebook, Instagram, Pinterest, Snapchat, TikTok, Twitter and YouTube, and have a strong network of paid and free product influencers who serve as genuine Lulus ambassadors. As of July 4, 2021, as many as 20% of our followers on social media were based outside of the United States. Additionally, as of July 4, 2021, we had over two million subscribers to our daily email and SMS text message updates.

Why We Win

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Customer-Driven Fashion Brand:    Lulus is one of the first digitally-native fashion brands in the United States primarily serving Millennial and Gen Z women. Over the last decade, the Lulus customer has come to us for on-point fashion that is high quality yet affordable. We take pride in our ability to offer more luxurious fabrics and incorporate elevated stylistic details into our products relative to what is offered by other comparably-priced brands. As a result, our customers consistently remark on the quality of our products, as well as the newness of our assortment, with an average of 236 products released each week during the six months ended July 4, 2021(up from 206 products per week during the six months ended June 28, 2020). Our obsessive focus on customer experience creates deep personal connections, which in turn rewards us with customer loyalty and word-of-mouth sharing of the brand, which, according to the 2021 Brand Survey, has been our leading driver of new customer acquisition. While other brands rely on internal design teams to create styles that reflect a particular brand aesthetic, we listen first and foremost to customer feedback and then focus our efforts on creating and curating an assortment that she will love.

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Customer-Centric Experience:    We are passionate about building a brand synonymous with exceptional customer service. We have effectively brought the boutique experience online, developing one-on-one relationships with our customers in order to learn and then address their individual needs. We provide customer service on multiple channels—phone, email, chat, SMS, and social media—to meet our customer where she is most comfortable. During the six months ended July 4, 2021, our CSAT customer satisfaction score after interactions with customer service was 93% (based on a 23% response rate), up from the fiscal year 2020 CSAT score of 92% (based on a 24% response rate). Our custom-built digital platform allows customers to share their Lulus experience and get answers to questions without the hassle of taking the search offline. Our extensive database of over 750,000 customer reviews, including over 100,000 photo reviews, and access to personalized assistance help customers identify the perfect style and fit. The number one reason our customers contact us is for personalized fit and styling assistance. Unlike many e-commerce retailers who offer a variety of different brands with inconsistent sizing, by owning our brand we are able to offer standardized sizing across the Lulus assortment, simplifying the shopping experience and giving our customer confidence that she is selecting the best fit. Customers can also filter reviews by size, and we share our customers’ photographs wearing the products, helping customers visualize themselves in clothing on bodies like their own.

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Leveraging Data to Best Serve our Customer:    We have built a massive dataset which gives us strong insight into our customers. Millions of customers have interacted with us, leaving detailed reviews, interacting with our on-demand Style Advisors, Fit Experts, and Bridal Concierge, and completing checkout surveys. Across Facebook, Instagram, Pinterest, Snapchat, TikTok, Twitter and YouTube, our over 7.5 million followers engage with us through their comments, feedback, and photographs, and support of our brand with their digital followers. In aggregate, this dataset gives us a deep understanding of our customers’ preferences. Our business is driven by the symbiosis between our dataset, marketing strategy, product creation, and curation process.

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Marketing and Engagement Strategy:    We engage with our customer where she is, in authentic and personalized ways: through our website, mobile app, email, SMS, and on social media. This strategy helps drive brand awareness while fostering deep connections with our customers. Over the last thirteen years, we have built our digital footprint through strong relationships with customers and influencers and we benefit from longevity and consistency of message. Our authentic partnerships with brand ambassadors span the full spectrum of followership and engagement levels, from nano- and micro-influencers, to college ambassadors and celebrities, all of whom wear and genuinely love our brand. These genuine brand ambassadors, driven by a strong emotional connection to Lulus, help drive authentic brand awareness and customer engagement. Our free, organic and low-cost initiatives coupled with profitable performance media drive traffic to our platform, which is custom-built to allow for continuous updating and personalization for each customer. Our unified cross-platform strategy consistently reinforces the same brand values, with our marketing approach resulting in attractive customer acquisition, strong retention and compelling lifetime value characteristics. We believe our marketing spend as a percentage of net revenue is highly attractive relative to peer direct-to-consumer e-commerce brands and can support significant future growth at attractive economics.

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Data-Driven Product Creation Strategy:    Our innovative product creation strategy leverages the power of data and our “test, learn, and reorder” approach to bring new styles online almost every weekday. During the six months ended July 4, 2021, we brought to market an average of 236 products per week compared to 206 products per week during the six months ended June 28, 2020. Traditional merchandising approaches are characterized by extended in-house design cycles, seasonal assortment decisions, deep buys, limited customer feedback, and high markdowns. We leverage our large customer dataset to upend this traditional approach, rapidly bringing new designs to market that we know our customers will love. This means we are not limited to offering just one style or aesthetic across our assortment as is typical with most brands. In lieu of maintaining dedicated in-house product design overhead, we source raw designs from a broad network of creative and manufacturing partners who ensure that we see trends in real-time and often produce products exclusively for Lulus. Next, our creative buyers use our understanding of trends and data-driven customer preference to customize designs for fit, style, and color, creating branded products exclusive to Lulus. We then test these products with limited initial orders, which drive traffic and “need to own” scarcity among our customers. Then, our proprietary reorder algorithm utilizes real-time customer demand and other data to inform subsequent reorder decisions. Because we are trend adapters rather than trend creators, we do not have to forecast expected future demand for a particular style or design, which is a challenge that most of our competitors face each season. As a result, we are able to optimize our inventory levels to meet customer demand and minimize markdowns. Customer feedback via reviews and social media help us to refine products in advance of reordering, further enhancing our product and minimizing returns. During the first six months ended July 4, 2021, 94% of our reorder products were sold without moving to sale pricing, which is up from 89% during the six months ended June 28, 2020.

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Highly Experienced and Proven Team:    We are led by a highly experienced management team committed to building a great digitally-native brand based on customer obsession, grounded in analytics, and supported by the latest technology. Our team is led by our Chief Executive Officer David McCreight and co-Presidents Crystal Landsem and Mark Vos. Our management team has significant experience in successfully growing direct and omni-channel businesses across various industries, including retail, advertising and technology while working at leading companies such as Abercrombie & Fitch, Alibaba, Anthropologie, Havas Media, MAC Cosmetics, Michael Kors, Nordstrom, SunGard, Target, and Urban Outfitters.

Product Creation and Curation Model

Our product creation and curation model leverage a “test, learn, and reorder” strategy to bring hundreds of new products to market every week; we test them in small batches, learn about customer demand, and then quickly reorder winning products in higher volume to optimize profitability.

Lulus’ Product Creation and Curation Process

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Product Ideation and Curation:    Our team of creative buyers, strategically located in the Los Angeles Fashion District, reviews hundreds of styles daily. We collaborate with a network of more than 300 suppliers, who serve as our design and manufacturing partners. These suppliers often give us priority access and exclusivity to designs, given the strong relationships we have built over the last two decades. This collaboration is guided by our ongoing dialogue with our customer. With the benefit of real-time data around customer preferences and trends, our team interprets those trends and selects and develops styles. During the six months ended July 4, 2021, we reviewed tens of thousands of products and brought to market nearly 6,000 products. We follow this process in the creation of new products as well as when iterating on and updating popular products based on customer feedback.

•	Customize: Following the selection of a design, we customize our products across multiple key criteria including style, fabric, print, color, length, fit, and quality.

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Test:    We then place a limited initial order, which we market online to test customer demand. We systematically display products across several categories in a variety of page and sort positions to gauge customer reaction.

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Learn / Analyze:    We then measure each product against our proprietary reorder algorithm, evaluate real-time customer feedback and make timely product modifications prior to reordering. This limits the inventory risk that most traditional retail brands struggle with when ordering inventory in bulk.

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Reorder:    All of this data helps us determine whether a product meets or exceeds our profitability target, at which point we reorder it in larger quantity. Over time, we have enhanced our evaluation processes and increased our rate of successful testing, driving our reorder as a percent of total net revenue from approximately 41% in fiscal year 2015 to approximately 66% in fiscal year 2020, and approximately 72% in the six months ended July 4, 2021. We believe our ability to test, learn, and reorder in a rapid manner enables us to sell a higher percentage of product at full retail price, minimize returns, and capture the associated margin benefit.

This efficient, data-driven process, coupled with human insight, allows us to respond to fashion trends with incredible speed and precision while significantly reducing risk in our business. During the six months ended July 4, 2021, Lulus branded products made up approximately 88% of units sold. In addition to our own brand, we also sell a highly curated assortment of other established and emerging brands to create a boutique shopping experience. By doing so, we are able to selectively test new categories and collect insights that we can leverage to further develop our own brand.

Marketing and Engagement

Our marketing strategy leverages our strong visual brand presence to build awareness and drive engagement with our large, diverse community of loyal customers. We integrate the power of data across multiple channels to offer a singular brand voice that speaks to Millennial and Gen Z women. We meet the Lulus customer wherever she is, enabling her discovery of the brand and providing her numerous opportunities to interact with others in the Lulus community. Through this engagement with our customers, we strive to build personal connections that are authentic and durable.

How We Attract and Engage Customers

We attract and engage customers through a combination of owned, earned, and paid media.

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Owned:    Owned media primarily consists of our website, mobile app, social media platforms, email, and SMS, which we actively manage in order to be accessible and responsive to both our current and prospective customers. Through brand content posted on social media platforms such as Facebook, Instagram, Pinterest, Snapchat, TikTok, Twitter and YouTube, we maintain an ongoing dialogue with an audience of over 7.5 million followers. We leverage this direct connection to drive engagement by sharing authentic, original content and creating engaging experiences like exclusive brand contests and limited-time promotions.

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Earned:    In the early 2000s, we began sending products to and building relationships with influencers in the fashion business. Today, we enjoy positive, authentic brand exposure both online and offline. This consists of customers sharing of our content, social media influencer endorsement, as well as exposure in blogs, magazines, and television. We have built a competitive advantage through our long-term commitment to a broad-based influencer marketing approach, developing longstanding relationships with true customers and brand ambassadors who love Lulus as much as we do. This has proven scalable and cost effective. We have a network of thousands of paid and free product influencers who serve as genuine Lulus ambassadors. Our #lovelulus hashtag has garnered billions of impressions, while our extensive online backlink history, earned organically over many years, helps us to drive significant free, organic, and low-cost traffic to our platform.

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Paid:    Paid media primarily consists of paid advertisement on search engines such as Google and Bing, and social media platforms such as Facebook and Instagram. As one of the first digitally-native brands, we have built a robust online infrastructure over time. We are especially well-positioned to leverage our data and expertise to effectively drive demand generation through performance media channels, which we use to augment the reach and impact of our owned digital properties and earned media. In addition, our strong partnerships with the key players in the performance space including Google, as well as Facebook, Instagram, Pinterest, Snapchat, TikTok, Twitter and YouTube, give us access to early betas and pilot programs to test new advertising opportunities before they are broadly available.

How We Drive Conversion

Upon attracting a new or existing customer to our website or mobile experience, we seek to maximize conversion through a variety of strategies.

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Brand Strength and Exclusivity:    As a digitally-native fashion brand, we benefit from the ability to focus our resources, as well as our customers’ attention, primarily on the Lulus brand, without the distraction or complexity of managing and marketing a large multi-brand portfolio. As a result, we focus on offering the best possible assortment of Lulus products for our customers. Our drive to provide our customers with products that cannot be found elsewhere creates reengagement opportunities through new product drops while also protecting us from comparison shopping and competitor pricing. Our customers look to our elevated content for styling inspiration and ideas; they value our curated collections and our single-brand focus, which differentiate us from other e-commerce retailers that function as online department stores.

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Product Reviews:    One of the most important aspects of our digital shopping experience is our extensive database of proprietary customer product reviews, which we first enabled in 2012 and now amounts to over 750,000 reviews. Our website has the functionality to allow customers to upload their own product photos along with their reviews, which bring the products to life on a diverse array of body types. To date, customers have uploaded over 100,000 photos from verified purchases. Customers tell us that these reviews and photos help them find products that they love and fit them well. In 2021, we began highlighting select review photos alongside our on-model photos to better enable customers to envision our products on a diverse array of body shapes and skin tones. Reviews provide our customers with an opportunity to share their experience with a past purchase, fostering a diverse and inclusive community in which customers share style and fit feedback, which in turn informs other customers’ purchase decisions. All of our customer-written reviews and photos can be sorted and filtered by various criteria that allow shoppers to make informed decisions based on how our products fit others in the community with similar body types, thus increasing both propensity to purchase and the likelihood that the product will look and fit as expected.

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Boutique Styling Experience:    We strive to offer exceptional customer service before, during, and after each purchase. We accomplish this by continuously improving the boutique experience on our platform through features such as our product recommendation engine and targeted messaging and with our in-house team of customer service associates who maintain deep expertise of our brand, products, and systems. Our Style Advisors, Fit Experts, and Bridal Concierge offer styling suggestions via live chat, phone, email, and SMS, facilitating a seamless shopping experience from browse to purchase and even post-purchase. Customer benefits such as free shipping on orders above a minimum price point, expedited shipping, and a customer-friendly free returns policy serve to bolster the affordable luxury boutique experience while eliminating the friction of online shopping.

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Personalized and Optimized Shopping Experience:    We customize and personalize our interactions with each Lulus customer by monitoring information such as how she arrives on our site, her on-site behavior, and what she buys. By monitoring real-time behavior and trends, analyzing customer transaction and engagement data, and absorbing feedback, we develop a better understanding of customer desire and behavior. As a result, we can more accurately predict what will drive conversion. Our customer insights, predictive capabilities, product recommendations, and custom-built website work seamlessly together to offer each customer a personalized experience across web, mobile, our mobile app, email, and SMS.

These strategies work in unison to help drive order conversion. Whether she is browsing social media or providing feedback on a recent purchase, we engage with our customer across a multitude of touchpoints throughout the discovery and purchase journey.

Our Growth Strategies

Grow Brand Awareness and Attract New Customers

Due to the mass market appeal of our brand, we believe there is a significant opportunity to bring new customers into the Lulus community through increased brand awareness. As of July 2021, according to the 2021 Brand Survey, our aided brand awareness among women of 18 years of age and older in the United States was 17%. According to the same survey, about half of the respondents have become aware of our brand through word-of-mouth, social media posts by Lulus or influencers, or product references from family and friends. We intend to grow awareness of the Lulus brand and attract new customers through the following strategies:

•	Further investment in performance digital marketing strategies (e.g., performance search marketing via Google, social advertising via Facebook and Instagram, and remarketing);

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Exploration and expansion of new marketing channels, including public and private radio/streaming platforms, podcasts, shoppable video commerce platforms (e.g., YouTube), outdoor media, on-demand video, and television;

•	Continued expansion of our brand ambassador program at all engagement tiers, including celebrity, micro- and nano-influencers, and college ambassadors to introduce Lulus to new audiences;

•	Expansion of marketing programs that leverage word-of-mouth referral in a scalable online platform through email, text, and social media;

•	Further development and testing of physical retail opportunities to expand on brand awareness, such as in-store partnerships with third-party retailers and small-format pop-ups and showrooms; and

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Continued development of brand partnerships, with a clear focus on brands with strong customer affinity and crossover potential. This includes collaborations with apparel brands and influencers, as well as adjacent category opportunities such as beauty, home, and lifestyle.

Enhance and Retain Existing Customer Relationships

We have a large and growing Lulus community and we served 2.5 million Active Customers during the twelve months ended October 3, 2021. We continue to leverage data-driven customer insights to develop strong customer relationships and become a one-stop shop for Gen Z and Millennial women. For example, we have had success leveraging data-driven insights across categories to offer personalized suggestions and reminders at targeted points in time, and we are focused on expanding these capabilities to provide enhanced real-time recommendations and post-purchase engagement. Additionally, we continually develop and evaluate new tools and programs designed to improve the key customer metrics that drive our business, such as frequency of purchase and Average Order Value through the following strategies:

•	Optimization of our website and mobile experience through continued A/B and multivariate testing;

•	Improvement of customer segmentation and personalization features;

•	Leveraging our expanded multi-region distribution facilities to offer faster order delivery and developing new shipping options for loyal customers;

•	Development of our loyalty program to engender even deeper brand engagement, drive repeat purchase behavior and increase wallet share;

•	Enhancement of our customer service through the expansion of our Style Advisors, Fit Experts, and Bridal Concierge dedicated to creating a truly personalized digital boutique experience;

•	Continued development of our affordable luxury brand positioning and content; and

•	Incorporating new technology that enhances our customers’ experience.

We have learned that enhancing our existing customers’ experience drives increased word-of-mouth (in-person and online) recommendations, which in turn helps grow brand awareness.

Pursue Category Expansion

We believe there is tremendous potential to continue to drive growth in our underpenetrated categories. We have a significant opportunity to grow our share of total apparel budget with expansion into these underdeveloped areas. For example, our recent success in bridal and swimwear demonstrates our ability to successfully launch and grow share in new categories. Our deep and personal engagement with our customers through product reviews, exit surveys and social media feedback helps us understand the product categories they are most interested in shopping and will continue to inform the breadth and depth of the categories we offer. According to the 2021 Brand Survey, a significant percentage of Lulus customers sampled indicated they would be interested in purchasing Lulus merchandise in categories in which we are currently underpenetrated.

Due to our customer data-driven product creation strategy, we have the ability to test new categories with minimal upfront investment and risk. New categories are opened with a controlled assortment of branded and partner products through which we learn to understand customer demand via our reorder algorithms. Our ability to leverage our existing categories to introduce and grow new ones has resulted in customer repeat orders with strong product diversification.

Pursue International Expansion

While we expect the majority of our near-term growth to continue to come from the United States, we believe that serving international customers represents a long-term growth opportunity. To date, we have shipped our merchandise to over 100 countries, while spending minimal dollars on marketing outside of the United States, demonstrating our global appeal and broader market opportunity. We intend to increase our focus on global performance media and to optimize our platform and distribution processes for international customers, allowing for more flexibility across languages and currencies. We believe that providing a localized shopping experience will significantly enhance our ability to serve customers in international markets. Over time, we believe the Lulus brand has the potential to succeed in many other developed and major developing markets.

Technology

The www.lulus.com website, mobile app, merchandising, customer, order, and warehouse management systems are proprietary, purpose-built solutions with the goal of delivering the best possible customer experience and operational efficiency. From payment card industry compliant checkout to the software running on handheld barcode scanners in order fulfillment, these key software processes are developed, maintained, and enhanced by our in-house engineering and data teams to meet and exceed our customers’ expectations in a scalable way. Data-driven insights are core to what we do at Lulus. Technology drives and supports our business in several foundational areas, like our merchandising test, learn and reorder model, our cost-efficient marketing, and high operational efficiency.

Our proprietary reorder system is informed and powered by our data warehouse with predictive data modeling and business intelligence. Sales analyses across hundreds of product attributes and assortment architecture and trend analyses inform our buyers’ selection of new styles.

After a new product launches, its customer demand and return signal data, product profitability, seasonality, and product demand prediction are taken into consideration to advise our reorder buyers which products to reorder, when those reorders should arrive, and in what quantities. To close the loop, reorder styles and their attributes form the basis for new products, either by color additions or style extensions. Our business intelligence system identifies and informs our merchandising team of these new product opportunities.

We combine purpose-built technology systems with customer focused engineering and data teams, to provide us with deep customer behavior insights. Integrating information from many available sources, from customer actions and feedback on the platforms to predictive analysis, continuously enhances our understanding of customer preference. This understanding allows us to activate personalization across our platform and in our various marketing channels. Our extensive first-party data supports building numerous customer segments that are synchronized dynamically and in near real time with various marketing channel audiences such that we can communicate with our customers directly in these marketing channels as well as leverage the marketing channels’ look alike audiences capabilities to communicate with potential new customers that have a higher probability of liking what Lulus has to offer them.

We also use our technology to optimize our operational efficiency as e-commerce fulfillment and reverse logistics are critical to profitability. For example, since 2016, we have purchased over $600 million of inventory, of which 1% or less was reserved or written off. In our experience, integrated third party order, inventory, and warehouse management systems are not optimized for supporting our business model, which is characterized by high SKU velocity, low to no SKU affinity, quick order-to-to-ship requirements, short return-to-refund timelines, and fast inventory turnover. For example, for the twelve months ended July 4, 2021, our inventory turnover was 8.1x, which ranks near the top of other e-commerce players. We have built our own proprietary, integrated e-commerce backend system that automatically manages the cost of meeting and exceeding promised order delivery timelines, optimizes the quality of reverse logistics with quick refunds to customers, minimizes order picking footsteps while maximizing freeing up pick locations specific to the fulfillment centers we operate, as well as inbound inventory and reverse logistics inventory allocations to minimize split shipment cost and maximize customer satisfaction.

We have built our software development and deployment cycles such that software changes can be deployed daily after being verified by fully automated testing, as well as by human functional testing. We work with reputable cloud services providers across multiple data centers, with fully redundant infrastructure within each data center, as well as with full failover capability between data centers, which allows us to serve our customers at virtually any time. Our infrastructure is flexible and scalable to provide our customers with the best possible shopping experience.

Security and Data Protection

We are committed to the security of our customers’ data and personal information. We aggregate and analyze data in order to optimize the customer experience internally, and do not monetize the information we collect by selling it to third parties for their own external purposes. We utilize both on-premise and cloud-based technologies and undertake technical and other administrative measures to ensure the protection of our systems and customer data. We use various in-house and third-party tools to support our security policies and procedures including user access controls, server monitoring, (web) firewalls, security content policies, and data encryption. We also use external certified security partners to test for vulnerabilities in our software and infrastructure, and assist in our security practices, which are designed to comply with the Payment Card Industry Data Security Standard. Finally, we have implemented processes and procedures to allow customers to review and remove their non-transactional account data.

Competition

The women’s apparel, footwear, and accessories industry is large, fragmented, highly competitive and rapidly evolving. The industry consists of various brands and retailers that employ several different operating models at varying price points, and consumers have the option to shop both offline and online. Our competition includes traditional brands and retailers who market to consumers via offline and online channels. Our competition also includes e-commerce retailers that generally operate as online department stores for third-party and/or private label brands. Further, we may face new competitors and increased competition from existing competitors as we increase our brand awareness, expand our categories, and pursue international expansion.

Competition in our industry is based on, among other things, quality, concept, price, breadth, and style of merchandise, as well as customer service, brand image, brand quality, strength of brand relationships, and ability to anticipate, identify, and respond to new and changing fashion trends. Because we are an early mover in our category, we believe we have a significant head start on becoming the go-to brand for Millennial and Gen Z consumers. As one of the first digitally-native brands, Lulus is well-positioned to capitalize on our deep digital footprint, social media infrastructure, loyal and active customer community, and product creation model. As a vertically integrated business, we retain full control of critical aspects of our business including brand, product, marketing, distribution, and customer service. Our long operating history means that we have collected a valuable dataset over the last decade while refining an efficient, scalable business model. However, many of our competitors are larger and have substantially greater financial, marketing, and other resources than we do. Moreover, we recognize that we do not possess exclusive rights to many of the elements that comprise our product offerings. Our competitors can and have emulated facets of our business strategy, which could further result in a reduction of any competitive advantage or special appeal that we might possess.

Our Facilities

We do not own any real property. Our corporate headquarters are located in an approximately 7,500 square foot facility in Chico, California that is leased under an agreement expiring in March 2023 with one option to renew for an additional three-year term. We also operate a facility primarily used for customer support in Chico, California in an approximately 10,000 square foot facility that is leased under an agreement expiring in December 2022 with one option to renew for an additional two-year term.

We operate two distribution facilities: an approximately 110,000 square foot facility located in Chico, California under lease agreements expiring in December 2022, with one option to renew for an additional three-year term and an approximately 258,000 square foot facility located in Easton, Pennsylvania under a lease agreement expiring January 31, 2026, with one option to renew for an additional five-year term. Some of our facilities located in Chico are leased from related persons. See “Certain Relationships and Related Person Transactions—Leasing Arrangements” for additional information.

Our creative buying and inventory planning offices are located in Los Angeles, California in an approximately 18,000 square foot facility that is leased under an agreement expiring in December 2023 with two options to renew for an additional four-year term each.

We are in the process of expanding distribution center capacity at existing facilities, which we expect to complete within the next twelve months, and we are also planning to add a third distribution center in 2022, in an approximately 140,000 square foot facility located in California that is leased under an agreement expiring in January 2029 with one option to renew for an additional five-year term.

Trademark and Intellectual Property

Our trademarks, including LULUS® and ®, are registered with the United States Patent and Trademark Office. We also own the registrations for LULU’S®, LOVELULUS®, and COVETED CURATED COLLECTED®. We own the domain name www.lulus.com. We believe the Lulus® trademark has significant value in the marketing of our merchandise. We have registrations in Canada, the EU, the United Kingdom, Australia, Mexico, China, and several other countries, as well as additional pending international applications. We vigorously protect our intellectual property rights.

We rely on an intellectual property license in our standard vendor terms and conditions to obtain rights to display our suppliers’ intellectual property, including supplier-provided images and trademarks, in connection with our sales of their products. We also rely on proprietary know-how and confidential information and employ various methods, including entering into confidentiality, non-disclosure and non-compete agreements with our employees and third parties, including our suppliers, service providers and potential business partners, to protect our intellectual property and proprietary information. Our employees and contractors also generally enter into agreements obligating them to assign to us all rights related to intellectual property created in connection with their employment or engagement with us.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries or territories in which we may operate in the future. Also, the efforts we have taken to protect our trademarks and confidential information may not be sufficient or effective. We may be unable to prevent competitors from acquiring domain names or marks that are similar to, infringe upon or diminish the value of our domain names, marks, copyrights and our other intellectual property rights. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting and enforcing our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our confidential information could make it more expensive to do business and harm our operating results.

Companies in the e-commerce, apparel, retail, and other industries may own large numbers of patents, copyrights, and marks and may frequently request license agreements, threaten litigation or file suit against us based on allegations of infringement or other violations of intellectual property rights. We routinely offer select third-party goods, promote third-party content and feature third-party brands. We have been subject to, and expect to continue to face, allegations that we have infringed or otherwise violated the marks, copyrights, patents and other intellectual property or proprietary rights of third parties. Any intellectual property infringement claims or similar claim against us, regardless of merit, could be time-consuming and expensive to settle or litigate and could divert our management’s attention and other resources. These claims also could subject us to significant liability for damages and could result in our having to stop using technology, content, branding or business methods found to be in violation of another party’s rights. Further, although we contractually require our suppliers to indemnify us against any liability for claims that arise out of their brands and their materials being featured across our platform, suppliers may not be solvent or financially able to indemnify us. We might be required or may opt to seek a license for rights to intellectual property rights held by others, which may not be available on commercially reasonable terms, or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, content, branding or business methods, which could require significant effort and expense and which we may not be able to perform efficiently or at all. If we cannot use, license or develop technology, content, branding, or business methods for any allegedly infringing aspect of our business, we may be unable to compete effectively. Further, as we face increasing competition and as our business grows, we will likely face more claims of infringement.

Regulation and Legislation

We are subject to labor and employment laws, laws governing advertising and promotions, privacy laws, safety regulations, customer protection regulations and other laws that regulate retailers and govern the promotion and sale of merchandise and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

We are also subject to a number of domestic and foreign laws and regulations that affect companies conducting business on the internet, many of which are still evolving and could be interpreted in ways that could harm our business. These laws and regulations include federal and state consumer protection laws and regulations, which address, among other things, the privacy and security of consumer information, sending of commercial email, and unfair and deceptive trade practices.

Under applicable federal and state laws and regulations addressing privacy and data security, we must provide notice to consumers of our policies with respect to the collection and use of personal information, our sharing of personal information with third parties, and notice of any changes to our data handling practices. In some instances, we may be obligated to give customers the right to prevent sharing of their personal information with third parties. Under applicable federal and state laws, we also are required to adhere to a number of requirements when sending commercial email to consumers, including identifying advertising and promotional emails as such, ensuring that subject lines are not deceptive, giving consumers an opportunity to opt-out of further communications and clearly disclosing our name and physical address in each commercial email. Regulation of privacy and data security matters is an evolving area, with new laws and regulations enacted frequently. For example, California enacted legislation effective January 1, 2020 that, among other things, requires certain disclosures to California consumers, and affords such consumers new abilities to opt out of certain sales of personal information. Other states are following suit. In addition, under applicable federal and state unfair competition laws, including the California Consumer Legal Remedies Act and FTC regulations, we must, and our network of influencers may be required to, accurately identify product offerings, not make misleading claims on our websites or in advertising, and use qualifying disclosures where and when appropriate. The growth and demand for e-commerce could result in more stringent domestic and foreign consumer protection laws that impose additional compliance burdens on companies that transact substantial business on the internet.

Our international business is subject to additional laws and regulations, including restrictions on imports from, exports to, and services provided to persons located in certain countries and territories, as well as foreign laws and regulations addressing topics such as advertising and marketing practices, customs duties and taxes, privacy, data protection, information security and consumer rights, any of which might apply by virtue of our sales in foreign countries and territories or our contacts with consumers in such foreign countries and territories. For example, the United States and China and the United States and Mexico, where certain of our products are manufactured, have recently engaged in an escalating trade war, which has led to each side threatening tariffs that could adversely affect our business and results of operations or cause us to relocate manufacturing to other countries and territories, which could disrupt our operations. In addition, the EU has implemented the GDPR which imposes stringent requirements regarding the handling of personal data of individuals from the EU and provides for substantial penalties for noncompliance. More generally, many foreign jurisdictions have laws, regulations, or other requirements relating to privacy, data protection, and consumer protection, and countries and territories are adopting new legislation or other obligations with increasing frequency. Many of these laws may require consent from consumers for the use of data for various purposes, including marketing, which may reduce our ability to market our products.

In many jurisdictions, there is great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the internet and e-commerce. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the internet and e-commerce could result in significant additional obligations on our business or may necessitate changes to our business practices. These obligations or required changes could have an adverse effect on our cash flows and results of operations. Further, any actual or alleged failure to comply with any of these laws or regulations by us, our suppliers or our network of influencers could hurt our reputation, brand and business, force us to incur significant expenses in defending against proceedings or investigations, distract our management, increase our costs of doing business, result in a loss of customers and suppliers and may result in the imposition of monetary penalties. See “Risk Factors—Risks Related to Our Business and Industry—A failure to comply with current laws, rules and regulations, or changes to such laws, may adversely affect our business, financial performance, results of operations, or business growth.”

Our Personnel and Human Capital Resources

As of July 4, 2021, we had 744 total employees, 689 of which were full-time employees and 55 were part-time employees. We use contingent labor in varying levels throughout the year to augment our workforce. None of our employees are represented by a labor union, and we have had no labor-related work stoppages. We believe that we have good relationships with our employees.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain, and motivate selected employees, consultants, and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Legal Proceedings

We are from time to time subject to various legal proceedings and claims, including employment claims, wage and hour claims, intellectual property claims, contractual and commercial disputes and other matters that arise in the ordinary course of our business. While the outcome of these and other claims cannot be predicted with certainty, we do not believe that the outcome of these matters will have a material adverse effect on our business, financial condition, cash flows, or results of operations. We are not presently a party to any legal proceedings that we believe would, if determined adversely to us, materially and adversely affect our future business, financial condition, cash flows, or results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding members of our Board of Directors and our executive officers as of September 20, 2021.

Name	Age	Position
Executive Officers
David McCreight	58	Chief Executive Officer and Director
Crystal Landsem	38	Co-President and Chief Financial Officer
Mark Vos	52	Co-President and Chief Information Officer
Non-Employee Directors
Thomas Belatti	30	Director
John Black(3)	57	Director
Debra Cannon(*)	70	Director
Evan Karp(1)	45	Director
Eric Liaw(2)(3)	43	Director
Michael Mardy(1)(2)	72	Director
Danielle Qi(1)(2)(3)	37	Director
Colleen Winter(*)	51	Director

(*)

Dr. Cannon and Ms. Winter have given us notice of their intention to resign and retire as directors of the Company upon effectiveness of the registration statement to which this prospectus relates. Our Board of Directors is conducting a search for replacement directors to fill the vacancies created by the retirements of Dr. Cannon and Ms. Winter.

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Set forth below is a description of the business experience of the foregoing persons.

Executive Officers

David McCreight.    Mr. McCreight has served as our Chief Executive Officer since April 2021 and on our Board of Directors since April 2021. Previously, he was the CEO of Anthropologie Group, Inc. from 2011 to 2018. He also served as the President of URBN, Inc. from 2016 to 2018, and as President at Under Armour, Inc. from 2008 to 2010. He is currently a board member of CarMax, Inc. and Wolverine Worldwide, Inc. Mr. McCreight received his Bachelor of Arts degree from the University of Virginia.

Mr. McCreight’s broad apparel and direct-to-consumer experience as our Chief Executive Officer provides him with the qualifications and skills to serve as a director.

Crystal Landsem.    Ms. Landsem has served as our Co-President since July 2020 and Chief Financial Officer since September 2015. Previously, she was the Co-Founder and CFO of sqwrl LLC, a consulting and project management services firm, where she provided interim CFO services including oversight of finance and accounting functions, budgeting, forecasting, cash management, accounting, and analysis for small to mid-sized e-commerce companies from August 2015 to January 2016.

Ms. Landsem also served as the Director of Finance for 11 Main, an Alibaba Group Company, where she was responsible for the administrative, financial, and risk management operations of five U.S.-based Alibaba companies from May 2012 to August 2015. Ms. Landsem holds a CPA in California and received her B.A. in Accounting from California State University-Chico.

Mark Vos.    Mr. Vos has served as our Co-President since July 2020 and Chief Information Officer since January 2018. Prior to that, Mr. Vos held roles of increasing responsibility at the Company since October 2015. Previously, Mr. Vos was the Co-Founder and CEO of sqwrl LLC, a consulting and project management services firm from July 2015 to March 2016. He also served as Senior Director of Engineering at 11 Main, an Alibaba Group Company, from December 2013 to July 2015.

Mr. Vos holds a Masters in International Management from Universität zu Köln, Germany and a MSc in Business Administration from Erasmus University Rotterdam, The Netherlands.

Non-Employee Directors

Thomas Belatti.    Mr. Belatti has served on our Board of Directors since June 2021. Mr. Belatti has served as a Vice President at H.I.G. since July 2019, focusing primarily on the technology-enabled services, internet, media, consumer, and healthcare sectors.

Prior to H.I.G., Mr. Belatti was with McCarthy Capital, a private equity firm focused on lower middle market companies in a wide range of industries from July 2015 to May 2017. He began his career at BMO Capital Markets, where he advised technology and business services companies.

Mr. Belatti received a B.S. in Mechanical Engineering from Villanova University and an M.B.A. from the Wharton School at the University of Pennsylvania.

Mr. Belatti’s experience working with companies in a wide range of industries, including the internet and consumer sectors, and knowledge of complex financial matters provide him with valuable and relevant experience in strategic planning, corporate finance, financial reporting, and leadership of complex organizations, and provides him with the qualifications and skills to serve as a director.

John Black.    Mr. Black has served on our Board of Directors since October 2017. Mr. Black is currently a Senior Advisor at H.I.G. Growth Partners. Previously, he served as the Head of H.I.G. Growth Equity, the dedicated growth equity investment group for H.I.G. Capital, LLC since March 2010.

Since joining H.I.G. in 1996, Mr. Black has led or had a significant role in more than forty H.I.G. investments in a wide range of industries including technology, media, healthcare, consumer oriented, and business service companies. His investments have supported management in the development and implementation of their growth strategies in a wide range of transaction dynamics including owner-operated/family business recapitalizations, corporate divestitures, take-private transactions, consolidations and minority growth equity investments.

Prior to H.I.G., Mr. Black was a senior professional with several leading firms working with lower middle market businesses to identify and implement operational initiatives to enable the businesses to realize their full growth potential. Mr. Black has held several executive level management positions including chief operating officer and chief financial officer. Mr. Black began his career in the Corporate Finance Group at Ernst & Young.

Mr. Black received his Bachelor of Arts in Applied Mathematics from Harvard University.

Mr. Black’s experience as an executive level manager and leadership roles in a wide range of industries and business situations provides him with valuable and relevant experience in finance, accounting, reporting, operational matters, and leadership of complex organizations, and provides him with the qualifications and skills to serve as a director.

Debra A. Cannon.    Dr. Cannon is one of the Co-Founders of our Company and has served on our Board of Directors since July 2014. Dr. Cannon received her B.A. in American studies and an Honorary Doctorate from California State University, Chico. Dr. Cannon is not expected to continue serving on our Board of Directors following the completion of this offering.

As a result of Dr. Cannon’s extensive experience in the retail industry and her service as our Co-Founder, she brings to the board, among other skills and qualifications, her significant knowledge and understanding of the industry and our business and her extensive operating experience.

Evan Karp.    Mr. Karp has served on our Board of Directors since August 2017 and as a board member of Lulu’s Holdings, L.P. since July 2014. Mr. Karp has been a Managing Director at H.I.G. Growth Partners, focusing on e-commerce, tech-enabled business services, and consumer-oriented investments since January 2018. Prior to that he was a Principal at H.I.G from May 2012 to December 2017. Prior to H.I.G. Growth Partners, Mr. Karp was a Principal at Parallel Investment Partners (formerly d/b/a SKM Growth Investors) investing primarily in consumer oriented, multi-channel businesses and served as a board representative for numerous portfolio companies from July 2001 to April 2012.

Prior to joining Parallel, he was an Associate at J.H. Whitney & Co. He began his career at Salomon Smith Barney focusing on telecom mergers & acquisitions advisory services. In addition to Lulus, Mr. Karp currently serves on the boards of Accounting Seed, Inc and Cocona Labs. He Previously served on the boards of other H.I.G. companies including SCUF Gaming, Money Solver and Pet Services Operating Company.

Mr. Karp graduated from the Business Honors Program at the University of Texas at Austin with a B.A. in Finance.

Mr. Karp’s involvement with his respective firms’ investments in many e-commerce and branded consumer companies over the past 20 years, including investments in the retail industry, in-depth knowledge and industry experience, coupled with his skills in private financing and strategic planning, provides him with the qualifications and skills to serve as a director.

Eric Liaw.    Mr. Liaw has served as a member of our Board of Directors since April 2018. Since March 2011, Mr. Liaw has served in roles of increasing responsibility at Institutional Venture Partners, a venture capital firm, where he currently serves as a general partner. From August 2003 to January 2011, Mr. Liaw served in several roles at Technology Crossover Ventures, a venture capital firm, including most recently as a vice president. From 2014 to February 2019, Mr. Liaw served on the board of directors of Mindbody, Inc. Mr. Liaw currently serves on the board of directors of The Honest Company, Inc. and ZipRecruiter, Inc. Mr. Liaw also serves on the boards of directors of a number of privately held companies.

Mr. Liaw holds a B.A. degree in Economics with a minor in Computer Science and an M.S. degree in Management Science and Engineering from Stanford University.

Mr. Liaw’s involvement with his respective firms’ investments in many e-commerce and branded consumer companies, including investments in the retail industry, in-depth knowledge and industry experience, coupled with his skills in private financing and strategic planning, provides him with the qualifications and skills to serve as a director.

Michael Mardy.    Mr. Mardy has served on our Board of Directors and as audit committee chair since October 2017. Mr. Mardy currently serves on the board of directors of Vince Holding Corp. and acts as the audit committee chair. Mr. Mardy previously served on the board of directors of David’s Tea

Inc. Mr. Mardy served as Executive Vice President and director of specialty retailer, Tumi Holding Inc. from July 2003 to August 2016. Prior to joining Tumi, from 1996 to 2002, he served as Executive Vice President and Chief Financial Officer of Keystone Foods LLC, a processor and distributor, supplying the quick service restaurant industry. From 1982 to 1996, he served as Senior Vice President, Chief Financial Officer and in various other finance positions at Nabisco Biscuit Company, a snack food and consumer products company. Mr. Mardy served on the board of directors of Keurig Green Mountain Inc. from 2007 until 2016 and ModusLink Global Solutions, Inc. from 2003 until 2013 acting as audit committee chair and a member of their respective compensation committees. Mr. Mardy had also served on the New York Stock Exchange Advisory Board from 2014 until 2016 and is a trustee of the New Jersey chapter of the financial Executive Institute.

Mr. Mardy holds an MBA from Rutgers University and undergraduate degree from Princeton University. He is a member of the American institute of Certified Public Accountants, and the New Jersey Society of Certified Public Accountants, as well as a member of the National Association of Corporate Directors.

Mr. Mardy’s experience as a chief financial officer in the consumer products industry and vast knowledge of operations provide him with valuable and relevant experience in management, operations and leadership of complex organizations, as well as extensive industry knowledge, and provides him with the qualifications and skills to serve as a director.

Danielle Qi.    Danielle Qi has served on our Board of Directors since August 2017 and as a board member of Lulu’s Holdings, L.P. since July 2017. Ms. Qi has served as a Managing Director at H.I.G. since April 2021, focusing primarily on the internet, consumer, media, and technology-enabled services sectors, prior to which she was a Principal and Vice President at H.I.G. since July 2018 and July 2015, respectively.

Prior to H.I.G., Ms. Qi was with Alliance Holdings, a private equity firm focused on lower middle market companies in a wide range of industries from December 2012 to June 2015.

Ms. Qi received a B.S. in Economics (The Wharton School) and B.A. in History from the University of Pennsylvania and an M.B.A. from the Kellogg School of Management at Northwestern University.

Ms. Qi’s experience working with companies in a wide range of industries, including the internet, consumer, media, and technology-enabled services sectors and knowledge of complex financial matters provides her with valuable and relevant experience in strategic planning, corporate finance, financial reporting, and leadership of complex organizations, and provides her with the qualifications and skills to serve as a director.

Colleen Winter.    Ms. Winter is one of the Co-Founders of our Company and served as the Chief Executive Officer from our Company’s founding in January 2007 until July 2020, and has been a member of our Board of Directors since July 2014. She graduated from San Diego State University with a degree in Geography and Urban Planning. Ms. Winter is not expected to continue serving on our Board of Directors following the completion of this offering.

As a result of Ms. Winter’s extensive experience in the retail industry and her prior service as our Chief Executive Officer, she brings to the Board of Directors, among other skills and qualifications, her significant knowledge and understanding of the industry and our business and her extensive operating experience.

Family Relationships

Debra A. Cannon is the mother of Colleen Winter. There are no other family relationships among any of our executive officers or directors.

Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. Our amended and restated certificate of incorporation provides that our Board of Directors will consist of seven directors, as long as any shares of common stock are outstanding, and that our Board of Directors will be divided into three classes, with one class being elected at each annual meeting of stockholders. Each director will serve a three-year term, with termination staggered according to class. Class I will initially consist of two directors, Class II will initially consist of two directors, and Class III will initially consist of three directors.

Upon the consummation of this offering, our Board of Directors will initially consist of seven directors.

Our amended and restated certificate of incorporation provides that directors may only be removed by the affirmative vote of the remaining members of our Board of Directors or the holders of at least 66-2/3% of the voting power of all outstanding shares of common stock then entitled to vote on the election of directors and, once entities affiliated with H.I.G., IVP and CPPIB no longer hold at least 50% of our common stock, only for cause.

Director Independence

Our Board of Directors has assessed the independence of each of our directors and has determined that each of Michael Mardy and Eric Liaw are independent under the Nasdaq listing standards. As required by the Nasdaq listing standards, our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.

Board Committees

Our Board of Directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will operate under a charter that will be approved by our Board of Directors. Each committee will have the composition and responsibilities described below. Members serve on these committees until their resignations or until otherwise determined by our Board of Directors. The charter and composition of each committee will be effective upon the consummation of this offering. The charter of each committee will be available on our website.

Audit Committee

The primary purposes of our audit committee are to assist our Board of Directors’ oversight of:

•	the integrity of our consolidated financial statements;

•	our internal financial reporting and compliance with our disclosure controls and procedures;

•	the qualifications, engagement, compensation, independence and performance of our independent registered public accounting firm;

•	our independent registered public accounting firm’s annual audit of our consolidated financial statements and any engagement to provide other services;

•	the performance of our internal audit function;

•	our legal and regulatory compliance; and

•	the application of our code of business conduct and ethics as established by management and our Board of Directors.

Upon the consummation of this offering, and prior to the listing of our common stock, our audit committee will be composed of Michael Mardy, Evan Karp and Danielle Qi. Michael Mardy will serve as chair of the audit committee. Michael Mardy qualifies as an “audit committee financial expert” as such term has been defined by the SEC in Item 407(d)(5) of Regulation S-K. Our Board of Directors has affirmatively determined that Michael Mardy meets the definition of an “independent director” for the purposes of serving on the audit committee under applicable Nasdaq rules and Rule 10A-3 under the Exchange Act. We intend to comply with these independence requirements for all members of the audit committee within the time periods specified under such rules. The audit committee will be governed by a charter that complies with the rules of Nasdaq.

Compensation Committee

The primary purposes of our compensation committee are to:

•	assist our Board of Directors in discharging its responsibilities regarding compensation of our executive officers;

•

review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and evaluate our Chief Executive Officer’s performance in light of those goals and objectives;

•	review and determine the compensation of our Chief Executive Officer and other executive officers;

•	make recommendations to our Board of Directors with respect to our incentive and equity-based compensation plans;

•	provide oversight of our compensation policies, plans, and benefit programs including reviewing and administering all compensation and employee benefit plans, policies and programs; and

•	produce, approve, and recommend to our Board of Directors for approval reports on compensation matters required to be included in our annual proxy statement or annual report.

Upon the consummation of this offering, and prior to the listing of our common stock, our compensation committee will be composed of Eric Liaw, Michael Mardy and Danielle Qi. Eric Liaw will serve as the chair of the compensation committee. We intend to comply with the independence requirements for all members of the compensation committee within the time periods specified under such rules. Our Board of Directors will adopt a written charter for our compensation committee.

Nominating and Corporate Governance Committee

The primary purposes of our nominating and corporate governance committee are to:

•	recommend to our Board of Directors for approval the qualifications, qualities, skills, and expertise required for Board of Directors membership;

•

identify potential members of our Board of Directors consistent with the criteria approved by our Board of Directors and select and recommend to our Board of Directors the director nominees for election at the next annual meeting of stockholders or to otherwise fill vacancies;

•	evaluate and make recommendations regarding the structure, membership, and governance of the committees of our Board of Directors;

•	develop and make recommendations to our Board of Directors with regard to our corporate governance policies and principles; and

•	oversee the annual review of our Board of Directors’ performance.

Upon the consummation of this offering, and prior to the listing of our common stock, our nominating and corporate governance committee will be composed of John Black, Eric Liaw and Danielle Qi. John Black will serve as the chair of the nominating and corporate governance committee. We intend to comply with the independence requirements for all members of the nominating and corporate governance committee within the time periods specified under such rules. Our Board of Directors will adopt a written charter for our nominating and corporate governance committee.

Director Compensation

Historically, we have not had a formalized non-employee director compensation program. However, we have paid each of our non-employee directors who are not associated with our institutional investors, Debra Cannon and Michael Mardy, an annual cash retainer of $120,000 for their services as members of our Board of Directors. In addition, we reimburse our non-employee directors for travel and other necessary business expenses incurred in the performance of their services for us.

The following table sets forth information concerning the compensation earned by our non-employee directors during the year ended January 3, 2021.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)(1)	Total ($)
Evan Karp	—	—	—
Danielle Qi	—	—	—
John Black	—	—	—
Michael Mardy	$120,000	—	$120,000
Debra Cannon	$120,000	15,600	$135,600
Eric Liaw	—	—	—

(1)	Amounts represent the incremental value of the monthly allowance provided by us to Dr. Cannon to buy products from us.

None of our non-employee directors held unexercised options or unvested equity awards as of January 3, 2021.

Code of Business Conduct and Ethics

We will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, a current copy of the code will be posted on our website. Any amendment to our code of conduct, or any waiver of its requirements for which disclosure is required, will be disclosed on our website promptly following the date of such amendment.

Disclosure Committee and Charter

We do not have a disclosure committee and disclosure committee charter. After this offering, we plan to establish a disclosure committee and will operate under a charter. The purpose of a disclosure committee would be to provide assistance to the principal executive officer and the principal financial officer in fulfilling their responsibilities regarding the identification and disclosure of material information about us and the accuracy, completeness and timeliness of our financial reports.

Compensation Committee Interlocks and Insider Participation

Upon the completion of this offering, none of our executive officers will serve on the compensation committee or Board of Directors of any other company of which any members of our compensation committee or any of our directors is an executive officer.

Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by the DGCL.

Our amended and restated certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability relating to any breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit.

Prior to the completion of this offering, we will enter into indemnification agreements with each of our directors. The indemnification agreements will provide the directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

We have customary directors’ and officers’ indemnity insurance in place for our directors and executive officers.

EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of our 2020 named executive officers (“NEOs”). This discussion contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an emerging growth company as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

We seek to ensure that the total compensation paid to our named executive officers is reasonable and competitive. Compensation of such executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives. Our NEOs are employed with the Company and all employee compensation matters have historically been decided by the Board of Directors of the Company except for grants of equity awards, which have been made by the board of managers of LP. Following the closing of this offering, all compensation matters in respect to our NEOs will be determined by the Company’s Board of Directors or its compensation committee. All references to “we,” “us,” or “our” in this Executive Compensation section will refer to the Company for actions taken in respect of non-equity compensation prior to the completion of this offering, LP for actions taken in respect of equity compensation prior to the completion of this offering and to the Company for actions taken on and after the completion of this offering.

Our NEOs for 2020 were as follows:

•	Crystal Landsem, Co-President and Chief Financial Officer;

•	Mark Vos, Co-President and Chief Information Officer; and

•	Colleen Winter, Former Chief Executive Officer.

2020 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended January 3, 2021.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Compensation($)(1)	Stock Awards ($)(2)		All Other Compensation ($)(4)	Total ($)
Crystal Landsem	2020	394,329	99,138	3,376,454		—	3,869,921
Co-President and Chief Financial Officer
Mark Vos	2020	394,329	99,138	3,376,454		—	3,869,921
Co-President and Chief Information Officer
Colleen Winter	2020	249,915	—	6,050,000	(3)	15,600	6,315,515
Former Chief Executive Officer

(1)

Amounts represent the annual performance-based cash bonuses earned by our named executive officers based on the achievement of certain performance objectives during 2020. Please see the descriptions of the annual performance bonuses paid to our named executive officers under the section titled “2020 Bonuses” below.

(2)	For Ms. Landsem and Mr. Vos, amounts represent $1,088,330 for the aggregate grant date fair value of the awards issued to them during 2020 and $2,288,124 for the incremental fair value of certain equity awards that were modified in 2020, including Class P Units that were granted to the officers in 2016, in each case, computed in accordance with ASC Topic 718.
(3)

For Ms. Winter, the amount in this column represents equity-based compensation expense recognized and computed in accordance with ASC Topic 718 in June 2020 with respect to the purchase by entities affiliated with Ms. Winter of Series B Preferred Stock. The amount does not represent any cash compensation to Ms. Winter or an equity award that the Board of Directors determined to award to her as part of its executive officer compensation program. Rather, Ms. Winter made an investment in the Company, along with other investors, by purchasing Series B Preferred Stock. The investment triggered an equity-based compensation expense under ASC Topic 718, which is the reason for the disclosure here. The assumptions used in calculating the grant date and modification date fair value of the Class P Units are included in Note 9 to our consolidated financial statements included in this prospectus.

(4)	Amounts represent $15,600 for the incremental value of the monthly allowance provided by us to Ms. Winter to buy products from us.

Narrative to Summary Compensation Table

2020 Bonuses

We maintain an annual performance-based cash bonus program in which each of our NEOs participated in 2020. Each such NEO’s target bonus was expressed as a percentage of the NEO’s annual base salary and was eligible to be achieved by meeting company goals at target level. The 2020 annual bonuses for Ms. Landsem, Mr. Vos and Ms. Winter, were targeted at 50% of their respective base salaries. Our Board of Directors has historically reviewed these target percentages to ensure they are adequate but does not follow a formula. Instead, our Board of Directors set these rates based on each NEO’s experience in his or her role with us and the level of responsibility held by the NEO, which we believe directly correlates to his ability to influence corporate results.

For determining performance bonus amounts for our 2020 NEOs, our Board of Directors set certain corporate performance goals after receiving input from our Chief Executive Officer, where company profitability goals need to be met. Following its review and determinations of corporate performance for 2020, our Board of Directors determined that based on the Company’s financial performance, partial bonuses would be paid. The actual amount of the 2020 annual bonus paid to each NEO for 2020 performance are set forth above in the Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation.”

Equity-Based Compensation

We have issued Class P Units of LP to our NEOs (except for Ms. Winter) from time to time in recognition of their service to us and to align their interests with the interests of our stockholders. On July 22, 2019, we issued 142,018 Class P Units of LP to each of Ms. Landsem and Mr. Vos. These units vest monthly over four years from July 22, 2019, subject to her or his continued service to us through the applicable vesting date.

On October 30, 2020, we issued 239,571 additional Class P Units of LP to each of Ms. Landsem and Mr. Vos. 3/48ths of these units vested as of October 30, 2020, and the remainder of the units vest monthly over 45 months from October 30, 2020, subject to continued service to us through the applicable vesting date.

All unvested Class P Units held by Ms. Landsem and Mr. Vos are subject to 100% acceleration upon a “Sale of the Partnership” (as defined in the Lulu’s Holdings L.P. Agreement of Limited Partnership), subject to continued service to us through the Sale of the Partnership. Additionally, upon the listing of our shares (or the shares of a parent or subsidiary entity of the Company) on a national securities exchange as a result of an initial public offering, direct listing, or business combination with a “SPAC” that does not constitute a Sale of the Partnership (a “P Unit Listing Event”), all unvested Class P Units (or equity securities received in respect of the Class P Units or into which such Class P Units are converted in connection with such P Unit Listing Event) held by Ms. Landsem and Mr. Vos shall continue to vest pursuant to their existing schedule, except that, as a result of an amendment to our agreements with Ms. Landsem and Mr. Vos dated October 11, 2021, on the first anniversary of such P Unit Listing Event, the vesting of the remainder of such equity securities shall fully accelerate, subject to continued employment with us through such date. Further, if Ms. Landsem or Mr. Vos’s employment is terminated by us without cause (as defined in the applicable Class P Unit award agreements) within the 120 day period preceding a Sale of the Partnership or preceding the first anniversary of a P Unit Listing Event, then the vesting of their unvested Class P Units (or equity securities received in respect of the Class P Units or into which such Class P Units are converted) shall fully accelerate as of the date of the Sale of the Partnership (for a termination preceding a Sale of the Partnership) or the date of such termination of employment (for a termination preceding the first anniversary of a P Unit Listing Event).

During the year ended January 3, 2021, Ms. Landsem and Mr. Vos vested into $351,067 and $367,954, respectively, from LP, of accumulated distributions with respect to outstanding incentive awards of Class P Units in LP. Immediately before the completion of this offering, LP will liquidate and the unit holders of LP will receive shares of our common stock in exchange for their LP units. Any such shares of common stock received in respect of unvested Class P Units of LP shall be subject to vesting and a risk of forfeiture to the same extent as the corresponding Class P Units.

We intend to adopt the Lulu’s Fashion Lounge Holdings, Inc. Omnibus Equity Plan (“the Omnibus Equity Plan”), in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. The Omnibus Equity Plan will be effective on the day before the date our registration statement relating to this offering becomes effective, subject to approval of such plan by our stockholders. For additional information about the Omnibus Equity Plan, please see the section titled “Equity Compensation Plans” below.

Other Elements of Compensation

Retirement Savings and Health and Welfare Benefits

The Company currently maintains a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Company matches 100% of each participating employee’s deferral up to a maximum of 4% of eligible compensation. The Company may make additional discretionary matching contributions up to 6% of eligible compensation. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits; medical and dependent care flexible spending accounts; short-term and long-term disability insurance; and life and AD&D insurance.

Perquisites and Other Personal Benefits

We provide limited perquisites to our named executive officers, such as the products allowance provided to Ms. Winter, as described below under “Employment Agreements—Colleen Winter,” when our Board, with input from the compensation committee determines that such perquisites are necessary or advisable to fairly compensate or incentivize our employees.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of LP Class P Units underlying outstanding incentive awards for Ms. Landsem and Mr. Vos. Ms. Winter does not hold any outstanding equity awards as of January 3, 2021. In connection with this offering, LP will distribute to NEOs who hold Class P Units a number of shares of Company common stock with an aggregate value equal to the value of LP Class P Units, and the Class P Units will cease to remain outstanding.

			Class P Unit Awards
Name	Vesting Commencement Date		Number of Units That Have Not Vested (#)	Market Value of Units That Have Not Vested ($)(3)
Crystal Landsem	7/22/2019	(1)	90,832	501,393
	10/30/2020	(2)	215,140	1,187,573
Mark Vos	7/22/2019	(1)	90,832	501,393
	10/30/2020	(2)	215,140	1,187,573

(1)

The Class P Units vest as to 1/48th of the total Class P Units on each monthly anniversary of the vesting commencement date, subject to the NEO’s continued service to us through the applicable vesting date. The vesting of the Class P Units will fully accelerate upon a Sale of the Partnership. Additionally, the vesting of the Class P Units is subject to acceleration upon the first anniversary of a P Unit Listing Event, or upon certain terminations of employment without cause, each as described above under “Narrative to Summary Compensation Table – Equity-Based Compensation.”

(2)

The Class P Units vest as to 3/48th of the total Class P Units on the vesting commencement date and as to 1/48th of the total Class P Units on each monthly anniversary of the vesting commencement date, subject to the NEO’s continued service to us through the applicable vesting date. The vesting of the Class P Units will fully accelerate upon a Sale of the Partnership. Additionally, the vesting of the Class P Units are subject to acceleration upon the first anniversary of a P Unit Listing Event, or upon certain terminations of employment without cause, each as described above under “Narrative to Summary Compensation Table – Equity-Based Compensation.”

(3)	The value reported is determined using the value of $5.52 per unit as of December 31, 2020, which value was determined pursuant to a valuation performed by a third party valuation firm.

Executive Compensation Arrangements

Employment Agreements

We have not entered into employment agreements with Ms. Landsem or Mr. Vos.

Colleen Winter.    We entered into an employment agreement with Ms. Winter on July 25, 2014, which set forth the terms and conditions of her employment as our Chief Executive Officer. In addition to her base salary, Ms. Winter was also eligible for participation in the Company’s annual incentive bonus plans. Ms. Winter was entitled to participate in all applicable health and welfare benefit programs for which other executive employees of the Company are generally eligible. She was also entitled to 6 weeks of paid vacation per calendar year. She also received a $1,300 monthly allowance to buy products from the Company.

Ms. Winter’s employment was terminated on July 21, 2020.

David McCreight.    We and our indirect, wholly-owned subsidiary Lulu’s Fashion Lounge, LLC entered into an employment agreement with Mr. McCreight on April 15, 2021, which sets forth the terms and conditions of his employment as our Chief Executive Officer. The employment agreement provides for an initial two-year term of employment with automatic one-year extensions thereafter unless we or Mr. McCreight provide the other with at least 60 days prior written notice not to extend. The agreement also provides for an annual base salary at the rate of $1 million per year, eligibility to participate in our health and welfare benefit programs available for senior management employees, and four weeks of paid vacation per calendar year (including 2021). Additionally, Mr. McCreight is entitled to annual cash bonus payments of $1 million for each of fiscal years 2021 and 2022 and is eligible for a performance-based bonus for subsequent fiscal years based on our annual incentive plan to be administered by our Board of Directors and/or compensation committee at a target amount of $1 million.

Upon commencement of his employment with us, we granted Mr. McCreight the following awards under the Lulu’s Fashion Lounge Holdings, Inc. 2021 Equity Incentive Plan: (i) options to purchase 322,793 shares of our common stock and (ii) two special compensation awards.

The options have a term of ten years, an exercise price of $11.35 per share, and vest and become exercisable as follows (in each case subject to Mr. McCreight’s continued employment with us through each such vesting date): (i) as to 275,133 of the options in 24 substantially equal monthly installments beginning on April 31, 2023 and ending on March 31, 2025 (the “Base Options”) and (ii) as to 47,660 of the options in 24 substantially equal monthly installments beginning on April 31, 2023 and ending on March 31, 2025 (the “Preferred Conversion Options”), but only if a Listing Event (as defined in the employment agreement) has occurred in connection with which our Series A Preferred Stock has converted to shares of our common stock on at least a one-to-one basis (the “Preferred Conversion Vesting Condition”). Upon a Listing Event, subject to Mr. McCreight’s continued employment with us on the date of the Listing Event, (i) the Base Options that would have become vested and exercisable on the last 12 scheduled monthly vesting dates shall immediately become vested and exercisable and (ii) if the Preferred Conversion Vesting Condition occurs in connection with the Listing Event, then the Preferred Conversion Options that would have become vested and exercisable on the last 12 scheduled monthly vesting dates shall immediately become vested and exercisable, in each case, with any shares acquired pursuant to any exercise of any such accelerated options being subject to a one-year holding period. The consummation of this offering would constitute a Listing Event and satisfy the Preferred Conversion Vesting Condition. If a Change of Control (as defined in the employment agreement) occurs after the offering, then all the Base Options and Preferred Conversion Options will immediately fully vest.

Mr. McCreight’s employment agreement provides that, if, in connection with a Listing Event, shares of our Series A Preferred Stock convert into shares of our common stock on a greater than one-to-one basis (any such additional number of shares into which the Series A Preferred Stock convert on a greater than one-to-one basis, “Surplus Common Shares”) our Board of Directors will in good faith structure a grant to Mr. McCreight, expected to be in the form of shares of our restricted common stock or restricted stock units (each of which represents the right to receive one share of our common stock), with an aggregate value that is designed to approximate the “spread value” of options to purchase a number of shares of our common stock equal to 1.5% of the Surplus Common Shares, where the spread is calculated based on the offering price and an $11.35 exercise price. Based upon the midpoint of the price range set forth on the cover page of this prospectus, this award will be for 55,796 restricted stock units.

Assuming the consummation of this offering occurs on or prior to March 31, 2022 and we do not undergo a Change of Control (as defined in the employment agreement) before that date, then, subject to his continued employment through March 31, 2022 and March 31, 2023, on or as soon as reasonably practicable following each such date, we will issue Mr. McCreight $3 million worth of our fully-vested common shares (calculated based on the volume weighted average closing price per share of our common stock over the ten-trading-day period beginning on the date of the consummation of this offering).

In the event Mr. McCreight is terminated by us without Cause, including due to our non-renewal of employment agreement, or resigns for Good Reason (each, as defined in the employment agreement and summarized below), Mr. McCreight will be entitled to the following severance benefits (subject to his timely execution and non-revocation of a general release of claims in our favor): (i) a lump sum cash payment equal to his then-current annual base salary, (ii) COBRA premium reimbursements for 12 months following termination, (iii) any then-unpaid special compensation award(s) payable in fully vested shares of our common stock (assuming such termination occurs after the consummation of this offering), and (iv) if termination occurs on or after April 15, 2022, 100% vesting of any then-unvested Options (provided that the Preferred Conversion Options shall only vest if the Preferred Conversion Vesting Condition has occurred prior to termination).

In addition to standard confidentiality, intellectual property, and non-disclosure restrictions, Mr. McCreight is bound by an employee and independent contractor non-solicitation covenant that applies during employment and for 24 months following termination and a non-competition covenant that applies during employment and for 12 months following termination. The employment agreement also provides, however, that if Mr. McCreight became a resident of California, the non-competition covenant and the no-hire provision of the non-solicitation covenant will cease to apply.

For purposes of the employment agreement:

•

“Cause” is generally defined to mean, subject to certain notice and cure rights: (i) the material failure by Mr. McCreight to reasonably and substantially perform his duties under the employment agreement (other than as a result of physical or mental illness or injury) or to comply with a lawful directive or order of the Board of Directors; (ii) willful misconduct or gross negligence in the performance of his duties; (iii) breach of fiduciary duty or duty of loyalty to any member of the Company; (iv) engagement in fraud, embezzlement, or any other act of material dishonesty; (v) commission of any felony or other serious crime involving moral turpitude; (vi) material breach of his obligations under any agreement between him and any member of the Company; (vii) material breach of the Company’s material written policies or procedures (other than policies related to sexual harassment, sexual misconduct, or sex-based discrimination), or (viii) conduct that constitutes sexual harassment, sexual misconduct, or sex-based discrimination.

•

“Good Reason” is generally defined to mean, subject to certain notice requirements and cure rights: (i) prior to April 15, 2023, any reduction of or failure to pay Mr. McCreight’s base salary or annual bonus as set forth in the McCreight Agreement, (ii) following April 15, 2023, a material decrease in his base salary (other than as part of an across-the-board base salary reduction of 10% or less applicable to all similarly-situated employees of the Company) or target bonus opportunity, (iii) a material diminution in his title, reporting structure, duties, authorities, or responsibilities (other than temporarily while physically or mentally incapacitated or as required by applicable law), (iv) a material breach by the Company of the material terms of employment agreement, (v) requiring him to relocate to California or some other geographical location more than 45 miles from his current residence, or (vi) requiring him to materially increase the number of business travel days set forth in the agreement.

Equity Compensation Plans

The following summarizes the material terms of the long-term incentive compensation plan in which our named executive officers will be eligible to participate following the consummation of this offering, our incentive award agreements evidencing Class P Units of LP and our 2021 Equity Incentive Plan, under which we have previously made periodic grants of equity and equity-based awards to our named executive officers and other key employees.

Omnibus Equity Plan

We intend to adopt the Omnibus Equity Plan, which will be effective on the day prior to the date our registration statement relating to this offering becomes effective. The principal purpose of the Omnibus Equity Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of equity-based compensation awards and cash-based performance bonus awards. The material terms of the Omnibus Equity Plan are summarized below.

Share Reserve.    Under the Omnibus Equity Plan, 3,719,000 shares of our common stock will be initially reserved for issuance pursuant to a variety of equity-based compensation awards, including stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock unit awards and other equity-based awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the Omnibus Equity Plan will be increased by (i) the number of shares represented by awards outstanding under the 2021 Equity Incentive Plan (“2021 Plan Awards”) that become available for issuance under the counting provisions described below following the effective date and (ii) an annual increase on the first day of each fiscal year beginning in 2022 and ending in 2031, equal to the lesser of (A) 4% of the shares of stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of stock as determined by our Board of Directors; provided, however, that no more than 18,500,000 shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the Omnibus Equity Plan:

•

to the extent that an award (including a 2021 Plan Award) terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the Omnibus Equity Plan;

•

to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the Omnibus Equity Plan or a 2021 Plan Award, such tendered or withheld shares will be available for future grants under the Omnibus Equity Plan;

•

to the extent shares subject to stock appreciation rights are not issued in connection with the stock settlement of stock appreciation rights on exercise thereof, such shares will be available for future grants under the Omnibus Equity Plan;

•	to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the Omnibus Equity Plan;

•

the payment of dividend equivalents in cash in conjunction with any outstanding awards (including a 2021 Plan Award) will not be counted against the shares available for issuance under the Omnibus Equity Plan; and

•

to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the Omnibus Equity Plan.

Administration.    The compensation committee of our Board of Directors is expected to administer the Omnibus Equity Plan unless our Board of Directors assumes authority for administration. Each member of the compensation committee is intended to qualify as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our common stock are traded. The Omnibus Equity Plan provides that the Board of Directors or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the Company to a committee consisting of one or more members of our Board of Directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full Board of Directors.

Subject to the terms and conditions of the Omnibus Equity Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the Omnibus Equity Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the Omnibus Equity Plan. Our Board of Directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the Omnibus Equity Plan. The full Board of Directors will administer the Omnibus Equity Plan with respect to awards to non-employee directors.

Eligibility.    Options, SARs, restricted stock and all other equity-based and cash-based awards under the Omnibus Equity Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options (“ISOs”).

Awards.    The Omnibus Equity Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, other stock- or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•

Nonstatutory Stock Options (“NSOs”) will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

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Incentive Stock Options will be designed in a manner intended to comply with the provisions of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the Omnibus Equity Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

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Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

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Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

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Stock Appreciation Rights SARs may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the Omnibus Equity Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the Omnibus Equity Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

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Other Stock or Cash Based Awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

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Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to shares covered by a performance award will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the performance award vests with respect to such shares.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in Control.    In the event of a change in control, unless the plan administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the consummation of such transaction, awards issued under the Omnibus Equity Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator may also make appropriate adjustments to awards under the Omnibus Equity Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

Adjustments of Awards.    In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase, or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the Omnibus Equity Plan or any awards under the Omnibus Equity Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to: (i) the aggregate number and type of shares subject to the Omnibus Equity Plan; (ii) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (iii) the grant or exercise price per share of any outstanding awards under the Omnibus Equity Plan.

Amendment and Termination.    The administrator may terminate, amend or modify the Omnibus Equity Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule, or regulation (including any applicable stock exchange rule). Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

No ISOs may be granted pursuant to the Omnibus Equity Plan after the tenth anniversary of the effective date of the Omnibus Equity Plan, and no additional annual share increases to the Omnibus Equity Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the Omnibus Equity Plan will remain in force according to the terms of the Omnibus Equity Plan and the applicable award agreement.

Award Agreements Evidencing Class P Units

The Board of Directors of LP previously granted incentive awards of Class P Units to certain eligible employees and non-employee directors pursuant to award agreements entered into with each individual. These Class P Units vest over time, subject to the holder’s continued service to the Company through each applicable vesting date. Immediately before the completion of this offering, the LP will liquidate and the unit holders of LP will receive shares of our common stock in exchange for their LP units. Any such shares of common stock received in respect of unvested Class P Units of LP shall be subject to vesting and a risk of forfeiture to the same extent as the corresponding Class P Units.

2021 Equity Incentive Plan

Our Board of Directors adopted the Lulu’s Fashion Lounge Holdings, Inc. 2021 Equity Incentive Plan in April 2021. The 2021 Equity Incentive Plan provides for the discretionary grant of incentive stock options, nonstatutory stock options, restricted stock awards and restricted stock units to our employees and consultants, or employees and consultants of our subsidiaries, and our directors. Incentive stock options may be granted only to our employees or employees of our subsidiaries.

Authorized Shares. The 2021 Equity Incentive Plan will be terminated in connection with this offering, and no awards will be granted under the 2021 Equity Incentive Plan after the 2021 Equity Incentive Plan is terminated. The 2021 Equity Incentive Plan will continue to govern outstanding awards granted thereunder. As of September 20, 2021, options to purchase an aggregate of 322,793 shares of our common stock were outstanding under the 2021 Equity Incentive Plan. We have also granted a special compensation award under the plan to our current Chief Executive Officer, pursuant to which shares of our common stock will be delivered if certain vesting conditions are met, as outlined in his employment agreement and special compensation award agreement.

Plan Administration.    Our Board of Directors or a duly authorized committee of our Board of Directors administers our 2021 Equity Incentive Plan and the awards granted under it. Subject to the terms of the 2021 Equity Incentive Plan, the administrator has the authority which service providers will receive awards, to grant Awards and to set all terms and conditions of awards (including, but not limited to, vesting, exercise and forfeiture provisions). In addition, the administrator shall have the authority to take all actions and make all determinations contemplated by the 2021 Equity Incentive Plan and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the 2021 Equity Incentive Plan as it deems advisable. The administrator may correct any defect or ambiguity, supply any omission or reconcile any inconsistency in the 2021 Equity Incentive Plan or any award in the manner and to the extent it shall deem necessary or appropriate to carry the 2021 Equity Incentive Plan and any Awards into effect. The administrator’s determinations under the 2021 Equity Incentive Plan made in the administrator’s sole discretion are final and binding on all persons having or claiming any interest in the 2021 Equity Incentive Plan or in any award.

The administrator has the power to modify outstanding awards under the 2021 Equity Incentive Plan. The administrator has the authority, with the consent of any adversely affected option holder, to substitute another award of the same or a different type, change the date of exercise or settlement, and converting an incentive stock option to a nonstatutory stock option.

Awards.    The administrator, in its sole discretion, establishes the terms of all awards granted under the 2021 Equity Incentive Plan, consistent with the terms of the 2021 Equity Incentive Plan. All awards are subject to the terms and conditions provided in the award agreement and the 2021 Equity Incentive Plan.

Stock Options.    Stock options may be granted under the 2021 Equity Incentive Plan. Options granted under the 2021 Equity Incentive Plan generally must have an exercise price per share at least equal to the fair market value of a share of our common stock as of the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the combined voting power of all classes of our outstanding stock or any subsidiary, the term must not exceed five years and the exercise price per share must equal at least 110% of the fair market value of a share of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option. After termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time as specified in the applicable option agreement. Unless otherwise provided in the applicable award agreement, options generally will remain exercisable (to the extent vested) for thirty days following service termination or six months following service termination due to disability or death. However, in no event may an option be exercised later than its maximum term.

Restricted Stock Awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the administrator. The administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ceases for any reason, we may receive through a forfeiture condition or a repurchase right any or all of the shares of our common stock held by the participant that have not vested as of the date the participant terminates service with us.

Restricted Stock Units.    Restricted stock units s are granted pursuant to restricted stock unit award agreements adopted by the administrator. Upon vesting, which may be tied to achievement of a performance condition or other requirements, an restricted stock units may be settled by cash, shares, or in some combination of both as deemed appropriate by the administrator or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Non-Transferability of Awards.    Unless determined otherwise by the administrator, awards granted under the 2021 Equity Incentive Plan may not be transferred other than by will, the laws of descent and distribution or as otherwise provided under the 2021 Equity Incentive Plan and, are exercisable during the option holder’s lifetime only by the option holder. A restricted stock award may only be transferred as permitted in the restricted stock award agreement.

Certain Transactions.    In the event of any change made in, or other events that occur with respect to the common stock subject to the 2021 Equity Incentive Plan or subject to an award granted under the 2021 Equity Incentive Plan through a dividend or other distribution (whether in the form of cash, common stock, other securities, or other property), reorganization, merger, consolidation, combination, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets, or sale or exchange of common stock or other securities, issuance of warrants or other rights to purchase common stock or other securities, or other similar corporate transaction or event, as determined by the administrator, affects the common stock such that an adjustment is determined by the administrator to be appropriate in order to prevent dilution or enlargement of the benefits provided for under the 2021 Equity Incentive Plan, the administrator will make appropriate adjustments to the class and maximum number of shares that may be issued upon the exercise of incentive stock options and the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards. The 2021 Equity Incentive Plan provides that in the event of transactions listed in the preceding sentence, a change in control or any unusual or nonrecurring transaction or event affecting our company or the financial statements or financial condition of our company, the administrator may, in its discretion, provide that each outstanding award will vest, be cancelled in exchange for either an amount of cash or other property, be assumed by the successor or survivor corporation, or substituted for by awards covering the stock of the successor or survivor corporation, with appropriate adjustments as to the number and kind of shares and applicable exercise or purchase price, in all cases, as determined by the administrator, be replaced with other rights or property or terminate and cannot vest, be exercised or become payable after the applicable event.

Amendment; Termination.    Subject to the terms of the 2021 Equity Incentive Plan, our Board of Directors may terminate, amend or modify the 2021 Equity Incentive Plan or any portion thereof at any time, although certain amendments require stockholder approval. As noted above, no further awards will be granted under the 2021 Equity Incentive Plan after it is terminated in connection with this offering. However, all awards outstanding under the 2021 Equity Incentive Plan will continue to be governed by their existing terms following termination of the 2021 Equity Incentive Plan.

2021 Employee Stock Purchase Plan

We intend to adopt and ask our stockholders to approve the 2021 Employee Stock Purchase Plan (the “ESPP”). The ESPP will become effective upon the day prior to the effectiveness of the registration statement to which this prospectus relates, but we do not intend to implement our ESPP until a later date to be determined by our compensation committee. The ESPP is designed to allow our employees to purchase shares of our common stock with their accumulated payroll deductions. The ESPP is divided into two components: the “Section 423 Component” and the “Non-Section 423 Component”. The Section 423 Component is intended to qualify under Section 423 of the Code. The Non-Section 423 Component is not intended to qualify under Section 423 of the Code and will be used to grant stock options to certain non-U.S. employees and certain U.S. employees who are employed by certain of our subsidiaries which are not corporations.

Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administration.

Shares Available for Awards. The maximum number of shares of our common stock which are authorized for sale under the ESPP is equal to the sum of (a) 743,803 shares of common stock and (b) an annual increase on the first day of each year beginning in 2022 and ending in 2031, equal to the lesser of (i) 1% of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as is determined by our Board of Directors. However, no more than 5,578,527 shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares, treasury shares of common stock or reacquired shares.

Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our designated subsidiaries on the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. An employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their compensation. Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date.

Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months.

The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing before the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing before the new exercise date.

Amendment and Termination. Our Board of Directors may amend, suspend or terminate the ESPP at any time. However, our Board of Directors may not amend the ESPP without obtaining stockholder approval to the extent necessary to comply with Section 423 of the Code or to the extent required by applicable laws.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

We describe below transactions and series of similar transactions, since December 30, 2018 or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting these criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management” and “Executive Compensation.”

Series B Preferred Stock Financing

In June 2020, we sold an aggregate of 7,500,001 shares of Series B Preferred Stock at a purchase price of $1.00 per share, for an aggregate purchase price of $7.5 million and incurred issuance costs associated with the issuance of $0.2 million. The following table summarizes purchases of our Series B Preferred Stock by related persons:

Stockholder	Shares of Series B Preferred Stock	Total Series B Preferred Stock Purchase Price
Institutional Venture Partners XV, L.P.	207,232	$207,232
Institutional Venture Partners XV Executive Fund, L.P.	1,102	$1,102
Institutional Venture Partners XVI, L.P.	208,383	$208,383
Canada Pension Plan Investment Board	416,667	$416,667
LFL Acquisition Corp.	5,000,000	$5,000,000
H.I.G.-GPII, Inc.	1,666,667	$1,666,667

In connection with the issuance of our Series B Preferred Stock, we incurred an equity-based compensation expense of $8.6 million.

Series B-1 Preferred Stock Financing

In March 2021, we sold an aggregate of 1,450,000 shares of our Series B-1 Preferred Stock at a purchase price of $1.00 per share, for an aggregate purchase price of $1.45 million. In connection with the Series B-1 offering, we filed an amended and restated certificate of incorporation, which authorized the issuance of up to 2,500,000 shares of Series B-1 Preferred Stock with the same rights, preferences and privileges of the original Series B Preferred Stock and increased the authorized shares of common stock to 24,000,000.

The following table summarizes purchases of our Series B-1 Preferred Stock by related persons:

Stockholder	Shares of Series B-1 Preferred Stock	Total Series B-1 Preferred Stock Purchase Price
Mark Vos	600,000	$600,000
Crystal Landsem	400,000	$400,000

In connection with the issuance of our Series B-1 Preferred Stock, we incurred equity-based compensation expense of $1.5 million.

Transaction Services Agreement

We entered into a transaction services agreement (the “Transaction Services Agreement”) with our Sponsor and certain other related parties on July 25, 2014 whereby we agreed to compensate our Sponsor for services provided related to the Sponsor’s acquisition of Company equity, and our Sponsor agreed to provide certain financial and strategic advisory services and consulting services. Under the Transaction Services Agreement, we incurred the following:

	Year Ended,			Six Months Ended July 4, 2021
	2018	2019	2020
				(unaudited)
Sponsor	$2,595,000	$—	$—	$—
Other related parties	962,000	—	—	—

Total	$3,557,000	$—	$—	$—

In connection with this offering, we, our Sponsor and the other parties to the Transaction Services Agreement will terminate the Transaction Services Agreement; provided that, the provisions relating to indemnification will survive termination.

We have agreed to indemnify our Sponsor and, among others, its officers, directors, stockholders, and affiliates, against all losses, claims, liabilities, suits, costs, damages, and expenses arising from their performance of services under the Transaction Services Agreement.

Professional Services Agreement

We entered into a professional services agreement (the “Professional Services Agreement”) with our Sponsor and certain other related parties on July 25, 2014, whereby our Sponsor agreed to provide certain management services and consulting services. Under the Professional Services Agreement, we incurred the following:

	Year Ended,			Six Months Ended July 4, 2021
	2018	2019	2020
	(in thousands)
				(unaudited)
Sponsor management fees	$585,000	$500,000	$499,995	$250,000
Sponsor other reimbursement	115,000	131,637	—	4,110
Other related parties(1)	214,000	246,008	260,600	122,500

Total	$914,000	$877,645	$760,595	$376,610

(1)	Consists of board fees such as reimbursements for travel and management fees.

In connection with this offering, we, our Sponsor and the other parties to the Professional Services Agreement will terminate the Professional Services Agreement; provided that, the provisions relating to indemnification will survive termination. In connection with such termination, we will pay our Sponsor total accrued and unpaid fees of approximately $1.2 million, which payment will be made immediately prior to the consummation of this offering. Additionally, in connection with the termination of the Professional Services Agreement, we will pay other parties to the Professional Services Agreement total accrued and unpaid fees in the amount of approximately $0.3 million.

We have agreed to indemnify the Sponsor and, among others, its officers, directors, stockholders, and affiliates, against all losses, claims, liabilities, suits, costs, damages, and expenses arising from their performance of services under the Professional Services Agreement.

Investors’ Rights Agreement

On April 12, 2018, we entered into an Investors’ Rights Agreement with Lulu’s Holdings, L.P., H.I.G.-GPII, Inc., LFL Acquisition Corp., Institutional Venture Partners XVI, L.P., Institutional Venture Partners XV, L.P., Institutional Venture Partners XV Executive Fund, L.P., Canada Pension Plan Investment Board, (the “Investors’ Rights Agreement”), pursuant to which such investors have certain demand registration rights, short-form registration rights and piggyback registration rights in respect of any shares of common stock or common stock issuable or issued upon conversion of the Series A Preferred Stock and related indemnification rights from us, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us.

Advance to LP

On January 31, 2019, we paid a cash advance to LP of $2.4 million, which was used for the payment of accrued Class P Unit distributions to certain current employees, including Crystal Landsem and Mark Vos. We recorded interest income on the advance of $0.1 million for the year ended December 29, 2019. On September 16, 2019, LP repaid the advance, including interest, and made an advance to us of $2.0 million for future distributions to certain current employees upon the December 31, 2019 vesting of their Class P units. An additional $37,000 was advanced to us from LP during 2020. In June 2020, we repaid the 2019 and 2020 advances from LP plus accrued interest of $0.1 million, which repayment was used by LP to pay accrued Class P unit distributions to certain of our current employees, including Crystal Landsem and Mark Vos.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We will enter into indemnification agreements with each of our directors and executive officers. These agreements will require us to, among other things, indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. We have obtained an insurance policy that insures our directors and officers against certain liabilities, including liabilities arising under applicable securities laws.

Policies for Approval of Related Person Transactions

In connection with this offering, we will adopt a written policy relating to the approval of related person transactions. Our audit committee will review and approve or ratify all relationships and related person transactions between us and (i) our directors, director nominees, executive officers or their immediate family members, (ii) any 5% record or beneficial owner of our common stock, or (iii) any immediate family member of any person specified in (i) and (ii) above. Our compliance director will be primarily responsible for the development and implementation of processes and controls to obtain information from our directors and executive officers with respect to related party transactions and for determining, based on the facts and circumstances, whether we or a related person have a direct or indirect material interest in the transaction.

As set forth in the related person transaction policy, in the course of its review and approval or ratification of a related party transaction, the committee will consider:

•	the nature of the related person’s interest in the transaction;

•	the availability of other sources of comparable products or services;

•	the material terms of the transaction, including, without limitation, the amount and type of transaction; and

•	the importance of the transaction to us.

Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the discussions or approval or ratification of the transaction. However, such member of the audit committee will provide all material information concerning the transaction to the audit committee.

PRINCIPAL STOCKHOLDERS

The following table shows information as of July 4, 2021 regarding the beneficial ownership of our common stock (1) prior to this offering and (2) as adjusted to give effect to this offering by:

•	each person or group who is known by us to own beneficially more than 5% of our common stock;

•	each member of our Board of Directors and each of our named executive officers; and

•	all members of our Board of Directors and our executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. The percentage of beneficial ownership before this offering is based on 31,629,482 shares of common stock outstanding as of July 4, 2021, which reflects (i) the automatic conversion of all outstanding shares of our Series A Preferred Stock into shares of our common stock, (ii) the redemption and extinguishment of all outstanding shares of the Series B Preferred Stock and the Series B-1 Preferred Stock, (iii) the issuance of 263,618 shares of our common stock to LP immediately prior to the completion of this offering and (iv) the award of shares, restricted stock units and options to purchase shares of our common stock made to Mr. McCreight, our Chief Executive Officer, in connection with this offering as described in more detail under “Executive Compensation—Equity Compensation Arrangements,” in each case as if such conversion, redemption, issuance and awards had occurred or been made on July 4, 2021, respectively. The percentage of beneficial ownership after this offering is based on 37,379,482 shares of common stock outstanding after giving effect to this offering, assuming no exercise of the underwriters’ option to purchase additional shares, or 38,241,982 shares of common stock, assuming the underwriters exercise their option to purchase additional shares in full. Shares of common stock subject to options currently exercisable or exercisable within 60 days of September 30, 2021 are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is 195 Humboldt Avenue, Chico, California 95928.

			Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		Assuming Underwriters’ Option to Purchase Additional Shares is Not Exercised		Assuming Underwriters’ Option to Purchase Additional Shares is Exercised in Full
Name of Beneficial Owner	Number	%	Number	%	Number	%
5% or Greater Stockholders
Entities affiliated with H.I.G.(1)	13,411,352	42.4%	13,411,352	35.9%	13,411,352	35.1%
Entities affiliated with Institutional Venture Partners(2)	6,857,143	21.7%	6,857,143	18.3%	6,857,143	17.9%
Canada Pension Plan Investment Board(3)	6,857,143	21.7%	6,857,143	18.3%	6,857,143	17.9%
Entities affiliated with LFL(4)	1,866,568	5.9%	1,866,568	5.0%	1,866,568	4.9%
Named Executive Officers and Directors:
David McCreight(5)	189,295	*	189,295	*	189,295	*
Crystal Landsem(6)	251,384	*	251,384	*	251,384	*
Mark Vos(7)	251,384	*	251,384	*	251,384	*

Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		Assuming Underwriters’ Option to Purchase Additional Shares is Not Exercised		Assuming Underwriters’ Option to Purchase Additional Shares is Exercised in Full
Name of Beneficial Owner	Number	%	Number	%	Number	%
Thomas Belatti(8)	—	—	—	—	—	—
John Black(8)	—	—	—	—	—	—
Evan Karp(8)	—	—	—	—	—	—
Eric Liaw(9)	—	—	—	—	—	—
Michael Mardy	—	—	—	—	—	—
Danielle Qi(8)	—	—	—	—	—	—
Colleen Winter(10)	—	—	—	—	—	—
Debra Cannon(10)	—	—	—	—	—	—
All Board of Director members and executive officers as a group (11 persons)	692,063	2.2%	692,063	1.9%	692,063	1.3%

*	Indicates ownership of less than 1%.
(1)

Consists of 13,411,352 shares of common stock held by H.I.G. Growth Partners—Lulu’s, L.P. H.I.G.-GPII, Inc. is the sole general partner of H.I.G. Growth Partners—Lulu’s, L.P., and has sole voting and dispositive power with respect to the shares held by H.I.G. Growth Partners—Lulu’s, L.P. H.I.G.-GPII, Inc. disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. Sami Mnaymneh and Anthony Tamer, the directors of H.I.G.-GPII, Inc., have shared voting and dispositive power with respect to the shares held by H.I.G. Growth Partners—Lulu’s, L.P. Messrs. Mnaymneh and Tamer may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of any pecuniary interest in such securities. The address of each entity affiliated with by H.I.G. Growth Partners—Lulu’s, L.P. is 1450 Brickell Avenue, 31st floor, Miami, FL 33131.

(2)

Consists of (a) 3,410,432 shares of common stock held by Institutional Venture Partners XV, L.P., (b) 18,142 shares of common stock held by Institutional Venture Partners XV Executive Fund, L.P. and (c) 3,428,569 shares of common stock held by Institutional Venture Partners XVI, L.P. Institutional Venture Management XV, LLC is the general partner of Institutional Venture Partners XV, L.P. and Institutional Venture Partners XV Executive Fund, L.P., and Institutional Venture Management XVI, LLC is the general partner of Institutional Venture Partners XVI, L.P. Todd C. Chaffee, Somesh Dash, Norman A. Fogelsong, Stephen J. Harrick, Eric Liaw, Jules A. Maltz, J. Sanford Miller and Dennis B. Phelps are the managing directors of Institutional Venture Management XV, LLC and Institutional Venture Management XVI, LLC and may be deemed to share voting and dispositive power over the shares held by Institutional Venture Partners XV, L.P., Institutional Venture Partners XV Executive Fund, L.P. and Institutional Venture Partners XVI, L.P. but disclaim beneficial ownership in the securities, except to the extent of any pecuniary interest in such securities. The address for each of these entities is 3000 Sand Hill Road, Bldg. 2, Suite 250 Menlo Park, California 94025.

(3)

Consists of 6,857,143 shares of common stock held by Canada Pension Plan Investment Board (“CPPIB”). None of the members of the board of directors of Canada Pension Plan Investment Board has sole voting or dispositive power with respect to the shares of common stock beneficially owned by CPPIB. The address for CPPIB is One Queen Street East, Suite 2500, Toronto, Ontario, M5C 2W5, Canada.

(4)

Consists of 1,866,568 shares of common stock held by LFL Acquisition Corp. Mses. Colleen Winter and Debra Cannon, who are members of the Board of Directors and controlling stockholders of LFL Acquisition Corp., have shared voting and dispositive power with respect to the shares held by LFL Acquisition Corp. Mses. Winter and Cannon may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of any pecuniary interest in such securities. The address for LFL Acquisition Corp. is 763 Hill View Way, Chico, CA 95926.

(5)

Consists of (a) 161,397 shares of common stock subject to options held by Mr. McCreight that are exercisable within 60 days of September 30, 2021 and (b) 27,898 restricted stock units granted to Mr. McCreight in connection with this offering.

(6)	Consists of 251,384 shares of common stock held by Ms. Landsem.
(7)	Consists of 251,384 shares of common stock held by Mr. Vos.
(8)

Messrs. John Black, Evan Karp, Danielle Qi and Thomas Belatti, as members of our Board of Directors and agents of entities affiliated with H.I.G. Growth Partners—Lulu’s, L.P., may be deemed to share voting and investment power with regard to the shares held directly by H.I.G. Growth Partners—Lulu’s, L.P., but disclaim beneficial ownership in the securities, except to the extent of any pecuniary interest in such securities.

(9)

Mr. Liaw, a member of our Board of Directors, is a general partner of Institutional Venture Partners and, therefore, may be deemed to share voting and investment power with regard to the shares held directly by Institutional Venture Partners XV, L.P., Institutional Venture Partners XV Executive Fund, L.P. and Institutional Venture Partners XVI, L.P., as described in footnote (2) above, but disclaims beneficial ownership in the securities, except to the extent of any pecuniary interest in the securities.

(10)

Mses. Winter and Cannon, both members of our Board of Directors, are the controlling stockholders of LFL Acquisition Corp. and, therefore, may be deemed to share voting and investment power with regard to the shares held directly by LFL Acquisition Corp., but disclaim beneficial ownership in the securities, except to the extent of any pecuniary interest in such securities. Dr. Cannon and Ms. Winter are not expected to continue serving on our Board of Directors following the completion of this offering.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Facility

Overview

On August, 28, 2017, our indirect wholly-owned subsidiary Lulu’s Fashion Lounge, LLC entered into a $145 million credit facility, (the “Credit Facility”) with Credit Suisse AG, Cayman Islands Branch, as the administrative agent and collateral agent for all lenders, with $135 million committed as a term loan (the “Term Loan”) and $10 million committed as a revolving credit facility (the “Revolving Facility”). The proceeds from the Term Loan were used to repay other long-term debt and to pay dividends to LP, and the proceeds of the Revolving Facility are available for general working capital and other corporate purposes.

As of July 4, 2021, there were $107.7 million of borrowings outstanding under the Term Loan and no borrowings outstanding under the Revolving Facility.

On May 30, 2019, Lulu’s Fashion Lounge, LLC entered into a waiver and amendment to the Credit Facility pursuant to which the lenders, among other things, waived a financial covenant default for the period ended March 31, 2019 and agreed to certain changes to the financial maintenance covenant levels. On June 5, 2020, Lulu’s Fashion Lounge, LLC entered into a waiver and amendment to the Credit Facility pursuant to which the lenders, among other things, waived a payment default and a financial covenant default for the period ended March 31, 2020 and agreed to certain changes, including to the payment terms and financial maintenance covenant levels. On April 28, 2021, the Credit Facility was further amended to, among other things, make certain modifications to the reporting, liquidity, and mandatory prepayment requirements.

Interest Rate and Fees

From and after June 5, 2020 and until the first day of the month beginning after Lulu’s Fashion Lounge, LLC delivers a compliance certificate evidencing compliance with its maximum consolidated total net leverage ratio maintenance covenant (the date of such delivery, the “Compliance Date”), the Term Loan bear interest at a rate per annum equal to (i) an adjusted LIBOR rate (the “Adjusted LIBOR Rate”) (subject to a minimum floor of 1.00%) plus 9.50% or (ii) a base rate equal to the greater of the “prime rate,” the federal funds effective rate plus 1/2 of 1.0% and the Adjusted LIBOR Rate (the “Base Rate”) plus 8.50%, of which 2.50% is paid in kind by adding such percent to the outstanding principal balance of Term Loan. At all times thereafter, the Term Loan bear interest at either (i) a rate per annum equal to the Adjusted LIBOR Rate (subject to a minimum floor of 1.00%) plus an applicable margin based on the consolidated total net leverage ratio of Lulu’s Fashion Lounge, LLC ranging from 7.00% to 9.00% per annum, as indicated below or (ii) the Base Rate plus an applicable margin of ranging from 6.00% to 8.00% per annum based on the consolidated total net leverage ratio of Lulu’s Fashion Lounge, LLC, as indicated below.

Pricing Level	Consolidated Total Net Leverage Ratio	Applicable Margin for LIBOR Rate Term Loans	Applicable Margin for Base Rate Term Loan
I	Greater than 3.50 to 1.00	9.00%	8.00%
II	Less than or equal to 3.50 to 1.00, but greater than 2.25 to 1.00	8.00%	7.00%
III	Less than or equal to 2.25 to 1.00	7.00%	6.00%

From and after June 5, 2020 and until the first day of the month beginning after the Compliance Date, the loans under the Revolving Facility bear interest at a rate per annum equal to the Adjusted LIBOR Rate (subject to a minimum floor of 0.00%) plus 8.50% or (ii) the Base Rate plus 7.50%, of which 1.50% is paid in kind by adding such percent to the outstanding principal balance of Revolving Loans. At all times thereafter, loans under the Revolving Facility bear interest at either (i) the Adjusted LIBOR Rate (subject to a floor of 0.00%) plus an applicable margin based on the consolidated total net leverage ratio of Lulu’s Fashion Lounge, LLC ranging from 5.00% to 6.00% per annum, as indicated below or (ii) the Base Rate plus an applicable margin based on the consolidated total net leverage ratio of Lulu’s Fashion Lounge, LLC ranging from 4.00% to 5.00% per annum, as indicated below.

Pricing Level	Consolidated Total Net Leverage Ratio	Applicable Margin for LIBOR Rate Revolving Loans	Applicable Margin for Base Rate Revolving Loans	Applicable Margin for Unused Commitment Fee
I	Greater than 2.50 to 1.00	6.00%	5.00%	0.5%
II	Less than or equal to 2.50 to 1.00	5.00%	4.00%	0.375%

For the six months ended July 4, 2021, the effective interest rate on the Term Loan was 12.9%.

Interest on borrowings under the Credit Facility is payable (i) on the last day of any interest period with respect to LIBOR borrowing with an applicable interest period of less than six months, (ii) every three months with respect to LIBOR borrowings with an interest period of six months or greater or (iii) on the last business day of each March, June, September, and December with respect to base rate borrowings. In addition, the Credit Facility requires payment of an unused fee equal to a rate based on the consolidated total net leverage ratio of the Lulu’s Fashion Lounge, LLC and ranging from 0.375% to 0.50% as indicated in the above chart, times the average daily amount by which the unutilized commitments exceed the amount outstanding under the Revolving Facility. The unused fee is payable on the last day of each quarter. Lulu’s Fashion Lounge, LLC is also required to pay customary letter of credit fees and annual agency fees.

Prepayments

The Credit Facility requires prepayment of outstanding loans, subject to certain exceptions, with:

•

100% of the net cash proceeds of all non-ordinary course asset dispositions or events of loss in excess of $2,500,000 in any fiscal year by the loan parties and their respective subsidiaries, (i) if we do not reinvest those net cash proceeds in assets to be used in our business within 180 days of the receipt of such net cash proceeds or (ii) if we do not commit to reinvest such net cash proceeds within 180 days of the receipt thereof and do not actually reinvest such net cash proceeds within 360 days of the receipt thereof; and

•

100% of the net proceeds of (1) any issuance or incurrence of debt by the loan parties or any of their respective subsidiaries, other than debt permitted under the Credit Facility and (2) specified equity contributions;

•

75% (which percentage will be reduced to 50% if our consolidated total net leverage ratio is less than 2.00:1.00, as determined as of the last day of the applicable fiscal year and subject to certain reductions) of our annual excess cash flow (defined as EBITDA less certain customary deductions including, without limitation, unfinanced capital expenditures, fees and expenses under loan documents, insurance proceeds and others); and

•	100% of the net issuance proceeds of this offering.

The foregoing mandatory prepayments are used to first reduce the principal installments of the Term Loan on a pro rata basis based on the respective amounts thereof and, second, to the outstanding loans under the Revolving Facility (without a corresponding reduction in the revolving credit commitment).

We may voluntarily repay outstanding loans under the Credit Facility, and any such prepayment after August 29, 2020 is not subject to a prepayment premium.

Amortization

Amortization installment payments on the Term Loan are required to be made in quarterly installments of $2,531,250, with the remaining outstanding amount to be payable on August 28, 2022, the maturity date for the Term Loan. Principal amounts outstanding under the Revolving Facility will be due and payable in full on May 29, 2022.

Guarantee and Security

All obligations under the Credit Facility are unconditionally guaranteed by Lulu’s Fashion Lounge Parent, LLC and, subject to certain exceptions, each of its current and future domestic subsidiaries (collectively referred to herein as “the loan parties”). All obligations under our Credit Facility, and the guarantees of those obligations, are secured by substantially all of the following assets of the loan parties, subject to certain exceptions, including:

•

a pledge of 100% of the common units of Lulu’s Fashion Lounge, LLC and 100% of the equity interests directly held by each loan party in any subsidiary of such loan party, subject to certain exceptions; and

•	a security interest in substantially all tangible and intangible assets (including intellectual property) of the loan parties, subject to certain exceptions.

Certain Covenants and Events of Default

The Credit Facility contains a number of covenants that, among other things, restrict the ability of the loan parties and their respective subsidiaries to (subject to certain exceptions):

•	create liens on assets;

•	sell or otherwise dispose of assets;

•	engage in mergers or consolidations;

•	make investments (including acquisitions), loans or advances;

•	incur additional indebtedness or issue preferred stock;

•	engage in certain transactions with affiliates;

•	pay dividends and distributions or repurchase our capital stock;

•	change the line of business of the loan parties and their subsidiaries;

•	amend organizational documents in a manner that materially adversely affects the interests of the agent or lenders;

•	change the fiscal year of the loan parties or their subsidiaries; and

•	enter into negative pledges.

The Credit Facility also contains customary representations and warranties, affirmative covenants, notice provisions and events of default, including a change of control. The change of control provision is triggered (a) upon or after the consummation of a qualified initial public offering, if any person or group other than our Sponsor and its affiliates, Company management, RLJ Credit Opportunity Fund I, L.P., LFL Acquisition Corp., or Emigrant Capital Corp. (collectively, the “Permitted Holders”) or a group that includes the Permitted Holders (and with respect to which the Permitted Holders hold at least a majority of the outstanding voting stock of such group) is or becomes the beneficial owner, directly or indirectly, of voting equity interests of Lulu’s Fashion Lounge Parent LLC representing more than 35% of the voting equity interests of Lulu’s Fashion Lounge Parent LLC and a greater percentage of voting equity interests of Lulu’s Fashion Lounge Parent LLC than is then beneficially owned, directly or indirectly, in the aggregate by the Permitted Holders or any group that includes the Permitted Holders; (b) on or after the date of an initial public offering, if a majority of the board of directors of Lulu’s Fashion Lounge Parent LLC (or any person of which Lulu’s Fashion Lounge Parent LLC is a direct or indirect subsidiary) (i) does not consist of directors that were on the board of directors as of the date of the Credit Agreement, (ii) was not nominated or approved by the board of directors of Lulu’s Fashion Lounge Parent LLC (or any person of which Lulu’s Fashion Lounge Parent LLC is a direct or indirect subsidiary), or (iii) was not appointed by directors so nominated or approved; and (c) the Lulu’s Fashion Lounge Parent, LLC fails to own 100% of the outstanding equity interests of Lulu’s Fashion Lounge, LLC.

The Credit Facility includes certain financial maintenance covenants, which, after giving effect to a waiver and amendment entered into on June 5, 2020, consist of, from and after the Compliance Date, a quarterly maximum consolidated total net leverage ratio of not more than 2.50 to 1.00 for the 12-month period ended June 30, 2020, with gradual step-downs to 2.00 to 1.00 for the fiscal year ended January 3, 2021 and thereafter.

This description of the Credit Facility does not purport to be complete and is qualified in its entirety by reference to the full text of the credit documents, which are filed as exhibits to the registration statement of which this prospectus forms a part.

New Revolving Facility

In connection with this offering, we anticipate entering into a new $50.0 million senior secured revolving credit facility. We intend to use borrowings under the New Revolving Facility to refinance existing indebtedness and for general corporate purposes, including funding working capital.

The New Revolving Facility will mature three years after closing, and borrowings thereunder will accrue interest at a rate equal to, at our option, either (x) the term SOFR rate, plus the applicable SOFR adjustment and plus a margin of 1.75% per annum or (y) the base rate plus a margin of 0.75% (with the base rate being the highest of the federal funds rate plus 0.50%, the prime rate and term SOFR for a period of one month plus 1.00%). Additionally, we expect a commitment fee of 37.5 basis points will be assessed on unused commitments under the New Revolving Facility.

Guarantee and Security

We expect that all obligations under the New Revolving Facility will be unconditionally guaranteed by Lulu’s Fashion Lounge Parent, LLC and, subject to certain exceptions, each of its current and future domestic subsidiaries. All obligations under the New Revolving Facility, and the guarantees of those obligations, are expected to be secured by substantially all of the following assets of the loan parties, subject to certain exceptions, including:

•

a pledge of 100% of the common units of Lulu’s Fashion Lounge, LLC and 100% of the equity interests directly held by each loan party in any subsidiary of such loan party, subject to certain exceptions; and

•	a security interest in substantially all tangible and intangible assets (including intellectual property) of the loan parties, subject to certain exceptions.

Certain Covenants and Events of Default

We expect the New Revolving Facility will contain a financial maintenance covenant requiring a maximum total leverage ratio of no more than 2.50:1.00, stepping down to 2.00:1.00 after 18 months.

We expect the New Revolving Facility will contain a number of covenants that, among other things, restrict the ability of the loan parties and their respective subsidiaries to (subject to certain exceptions):

•	create liens on assets;

•	sell or otherwise dispose of assets;

•	engage in mergers or consolidations;

•	make investments (including acquisitions), loans or advances;

•	incur additional indebtedness or issue preferred stock;

•	engage in certain transactions with affiliates;

•	pay dividends and distributions or repurchase our capital stock;

•	change the line of business of the loan parties and their subsidiaries;

•	amend organizational documents in a manner that materially adversely affects the interests of the agent or lenders;

•	change the fiscal year of the loan parties or their subsidiaries; and

•	enter into negative pledges.

We expect the New Revolving Facility will also contain customary representations and warranties, affirmative covenants, notice provisions and events of default, including a change of control.

DESCRIPTION OF CAPITAL STOCK

The following discussion is a summary of the terms of our common stock, our amended and restated certificate of incorporation and bylaws as they will be in effect at the time of the offering. Copies of our amended and restated certificate of incorporation and bylaws are exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

Following the consummation of this offering, our authorized capital stock will consist of 250,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. All of our 10,000,000 authorized preferred stock upon the completion of this offering will be undesignated.

Common Stock

As of July 4, 2021, after giving effect to the conversion of all outstanding shares of our Preferred Stock into shares of common stock in connection with the completion of this offering, there would have been 31,440,187 shares of common stock outstanding held by nine stockholders.

Holders of our common stock are entitled to the following rights.

Voting Rights

Directors will be elected by a plurality of the votes entitled to be cast except as set forth below with respect to directors to be elected by the holders of common stock. Our stockholders will not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, all matters to be voted on by our stockholders other than matters relating to the election and removal of directors must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter or by a written resolution of the stockholders representing the number of affirmative votes required for such matter at a meeting.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our Board of Directors, subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution, or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid, and nonassessable.

Preferred Stock

Upon the completion of this offering, no shares of preferred stock will be outstanding. Our Board of Directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock.

Registration Rights

Our existing stockholders have certain registration rights with respect to our common stock pursuant to the Investors’ Rights Agreement. See “Certain Relationships and Related Person Transactions—Investors’ Rights Agreement.”

Anti-Takeover Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that delay, defer or discourage transactions involving an actual or potential change in control of us or change in our management. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board of Directors the power to discourage transactions that some stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.

Classified Board

Our amended and restated certificate of incorporation provides that our Board of Directors will consist of seven directors, as long as any shares of common stock are outstanding, and that our Board of Directors will be divided into three classes, with one class being elected at each annual meeting of stockholders. Each director will serve a three-year term, with termination staggered according to class. Class I will initially consist of John Black and Thomas Belatti, Class II will initially consist of Daniel Qi and Eric Liaw, and Class III will initially consist of Evan Karp, Michael Mardy and David McCreight.

Upon consummation of this offering, our Board of Directors will initially consist of seven directors.

Our amended and restated certificate of incorporation provides that directors may only be removed by the affirmative vote of the remaining members of our Board of Directors or the holders of at least 66-2/3% of the voting power of all outstanding shares of common stock then entitled to vote on the election of directors and, once entities affiliated with H.I.G., IVP and CPPIB no longer hold at least 50% of our common stock, only for cause.

The classification of our Board or Directors could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our Company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated certificate of incorporation provides that special meetings of the stockholders may be called only upon the request of a majority of our Board of Directors the Chief Executive Officer or the Chair of the Board of Directors. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers or changes in control or management of our Company.

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with the advance notice requirements of directors, which may be filled only by a vote of a majority of directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation provides that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting and subject to entities affiliated with H.I.G., IVP and CPPIB holding at least 50% of our common stock, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Section 203 of the DGCL

Our amended and restated certificate of incorporation provides that the provisions of Section 203 of the DGCL, which relate to business combinations with interested stockholders, do not apply to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions would apply even if the business combination could be considered beneficial by some stockholders. However, our amended and restated certificate of incorporation contains a provision that provides us with protections similar to Section 203 of the DGCL and will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock unless board or stockholder approval is obtained prior to the acquisition.

Choice of Forum

The Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, or other employee of the Company to the Company or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine.

Additionally, our amended and restated certificate of incorporation to be effective on the closing of this offering will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against a defendant to such complaint. The choice of forum provisions would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, as Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.

These provisions may result in increased costs for investors seeking to bring a claim against us or any of our directors, officers or other employees.

Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the foregoing forum selection provisions.

Listing

We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “LVLU.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, NY 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the perception that sales may occur, could materially adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital in the future.

Sale of Restricted Securities

Upon consummation of this offering, we will have 37,190,187 shares of our common stock outstanding (or 38,052,687 shares, if the underwriters exercise their option to purchase additional shares in full). Of these shares, all shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. Of the remaining outstanding shares, 31,440,187 shares will be deemed “restricted securities” under the Securities Act.

Lock-Up and Market Standoff Agreements

In connection with this offering, we, each of our directors and executive officers, as well as substantially all of our other security holders, will enter into lock-up agreements described under “Underwriting” that restrict the sale of our securities for up to 180 days after the date of this prospectus, subject to earlier termination as described below, without the prior written consent of Goldman Sachs & Co. LLC and BofA Securities, Inc. on behalf of the underwriters, subject to certain exceptions.

Notwithstanding the foregoing, for the lock-up agreements signed by our directors, executive officers and substantially all of our security holders, if at least 90 days have elapsed since the date of this prospectus, (ii) we have issued a quarterly earnings release for the first quarter following the most recent period for which financial statements are included in this prospectus, (iii) the last reported closing price of our common stock on the Nasdaq is at least 30% greater than the initial public offering price per share set forth on the cover page of this prospectus for at least 10 trading days in any 15-day consecutive trading day period and (iv) the last reported closing price of our common stock on the Nasdaq is at least 30% greater than the initial public offering price per share set forth on the cover page of this prospectus on the first trading day following such quarterly earnings release, then 15% of the aggregate number of securities owned by the securityholder will be automatically released from such restrictions immediately prior to the opening of trading on the exchange on which our common stock is listed on the third trading day which the above conditions are satisfied; provided that if the early release date will occur during our blackout period, the early release date will be delayed until the opening of trading on the first trading day immediately following such blackout period. For the avoidance of doubt, notwithstanding anything to the contrary contained herein, in no event shall the lockup period end earlier than 90 days after the date of this prospectus.

In addition, substantially all of our security holders have previously entered into market stand-off agreements with us not to, among other things and subject to certain limited exceptions, sell or otherwise transfer any of our securities for a period that extends through 180 days after the date of this prospectus.

Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	one percent of the total number of shares of our common stock outstanding; or

•	the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

In general, under Rule 701, as currently in effect, any of our employees, directors, officers, consultants, or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144.

Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Additional Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act to register 4,462,803 shares of our common stock to be issued or reserved for issuance under our equity incentive plans. Such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers, or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE

U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A “U.S. person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section of this prospectus titled “Dividend Policy,” we do not anticipate declaring or paying cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”), by reason of our status as a U.S. real property holding corporation (“USRPHC”), for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN,

W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, BofA Securities, Inc. and Jefferies LLC are the representatives of the underwriters.

Underwriter	Number of Shares
Goldman Sachs & Co. LLC
BofA Securities, Inc.
Jefferies LLC
Robert W. Baird & Co. Incorporated
Cowen and Company, LLC
KeyBanc Capital Markets Inc.
Piper Sandler & Co.
Telsey Advisory Group LLC

Total	5,750,000

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 862,500 shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 862,500 additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, the representative may change the offering price and the other selling terms.

The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our executive officers, directors and holders of substantially all of our capital stock, warrants, and options have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, subject to earlier termination as described below, except with the prior written consent of Goldman Sachs & Co. LLC and BofA Securities, Inc. This agreement does not apply to any existing employee benefit plans. See the section of this prospectus titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Notwithstanding the foregoing, for the lock-up agreements signed by our directors, executive officers and substantially all of our security holders, if at least 90 days have elapsed since the date of this prospectus, (ii) we have issued a quarterly earnings release for the first quarter following the most recent period for which financial statements are included in this prospectus, (iii) the last reported closing price of our common stock on the Nasdaq is at least 30% greater than the initial public offering price per share set forth on the cover page of this prospectus for at least 10 trading days in any 15-day consecutive trading day period and (iv) the last reported closing price of our common stock on the Nasdaq is at least 30% greater than the initial public offering price per share set forth on the cover page of this prospectus on the first trading day following such quarterly earnings release, then 15% of the aggregate number of securities owned by the securityholder will be automatically released from such restrictions immediately prior to the opening of trading on the exchange on which our common stock is listed on the third trading day which the above conditions are satisfied; provided that if the early release date will occur during our blackout period, the early release date will be delayed until the opening of trading on the first trading day immediately following such blackout period. For the avoidance of doubt, notwithstanding anything to the contrary contained herein, in no event shall the lockup period end earlier than 90 days after the date of this prospectus.

The restrictions described above do not apply to us for certain transactions, including (i) the sale of shares by us in this offering; (ii) any securities outstanding as of the date of this prospectus (including without limitation options, restricted stock or restricted stock units) convertible into, or exercisable for, shares of our common stock pursuant to any employee stock option plan, incentive plan, stock plan, dividend reinvestment plan or otherwise in equity compensation arrangements existing as of the date of this prospectus and as described in this prospectus, provided that any shares of common stock issued upon such conversion will remain subject to a lock-up agreement, provided that such recipients enter into a lock-up agreement with the underwriters; (iii) the grant of awards pursuant to employee stock option plan or arrangements existing as of the date of this prospectus and as described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; (iv) the filing of a registration statement on Form S-8 in connection with the registration of shares of our common stock issuable under any employee performance incentive plan adopted and approved by our Board of Directors; and (v) the issuance of any shares of common stock or other securities issued in connection with the acquisition of the assets of, or a majority or controlling portion of the equity of, or a joint venture with another entity in connection with its acquisition by us or any of our subsidiaries of such entity, provided that the aggregate number of shares issued pursuant to clause (v) shall not exceed 10% of the total number of outstanding shares of our capital stock immediately following the closing of this offering, provided that such recipients enter into a lock-up agreement with the underwriters.

The restrictions described above do not apply, subject in certain cases to various conditions, to our directors, officers and security holders with respect to certain transactions, including:

(a)	to the underwriters pursuant to the underwriting agreement;

(b)	as a bona fide gift or gifts;

(c)

to any beneficiary of the security holder pursuant to a will, other testamentary document or intestate succession to the legal representatives, heirs, beneficiary or immediate family member of the security holder;

(d)	to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the security holder or the immediate family of the security holder;

(e)	to any immediate family member or other dependent;

(f)	as a distribution to limited partners, members or stockholders of the security holder;

(g)	to the security holder’s affiliates or to any investment fund or other entity controlled or managed by the security holder;

(h)

pursuant to an order of a court or regulatory agency or to comply with any regulations related to the security holder’s ownership of shares of our common stock; provided, (1) that if the security holder is required to file a report under Section 16 of the Exchange Act, the security holder shall include a statement in such report to the effect that such transfer is pursuant to an order of a court or regulatory agency or to comply with any regulations related to the ownership of the shares of common stock unless such a statement would be prohibited by any applicable law, regulation or order of a court or regulatory authority, and (2) no other public filing, report or announcement reporting a reduction in beneficial ownership of shares of common stock shall be voluntarily made during the restricted period;

(i)

to us under which we have a right of repurchase upon death, disability or termination of employment, in each case as described in this prospectus, of the security holder; provided, (1) that no filing under Section 16 of the Exchange Act or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made during the restricted period within 60 days after the date the security holder’s death, disability or termination of employment, and after such 60th day, if the security holder is required to file a report under Section 16 of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock during the restricted period, the security holder shall clearly indicate in the footnotes thereto the nature and conditions of such transfer and (2) no other public filing, report or announcement reporting a reduction in beneficial ownership of shares of common stock shall be voluntarily made during the restricted period;

(j)

(A) to us for the purposes of exercising (including for the payment of tax withholdings or remittance payments due as a result of such exercise) on a “net exercise” or “cashless” basis options or other rights to purchase shares of common stock and (B) in connection with the vesting or settlement of restricted stock units, any transfer to us for the payment of tax withholdings or remittance payments due as a result of the vesting or settlement of such restricted stock units, pursuant to equity awards granted under a stock incentive plan or other equity award plan, which plan is described in this prospectus, provided (1) that any shares of common stock or other securities received as a result of such exercise, vesting or settlement shall remain subject to the terms of the lock-up agreement and (2) that if the security holder is required to file a report under Section 16 of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock during the restricted period, the security holder shall clearly indicate in the footnotes thereto the nature and conditions of such transfer;

(k)

pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our shares of common stock involving a change of control of us following the consummation of the transactions contemplated by the underwriting agreement that has been approved by our Board of Directors, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the security holder’s shares shall remain subject to the provisions of the lock-up agreement, and provided further that “change of control” as used herein, shall mean the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than us, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of at least 51% of total voting power of our voting stock;

(l)	in connection with transactions by any person other than us relating to shares of common stock acquired in open market transactions after the completion of the offering; or

(m)	with the prior written consent of Goldman Sachs & Co. LLC and BofA Securities, Inc. on behalf of the underwriters;

(n)

if the security holder is a corporation, the corporation may transfer our capital stock to any wholly owned subsidiary of such corporation; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such capital stock subject to the provisions of the lock-up agreement and there shall be no further transfer of such capital stock except in accordance with the lock-up agreement, and provided further that any such transfer shall not involve a disposition for value and no public filing, report or announcement reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made during the restricted period; and

(o)

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that no transfers occur under such plan during such restricted period and no public announcement or filing shall be required or voluntarily made by any person in connection therewith until after the expiration of the restricted period.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will be:

•	the valuation multiples of publicly traded companies that the representatives of the underwriters believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future financial performance;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $4.3 million. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $45,000. The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering upon the completion of this offering.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each a Relevant State), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of the shares shall require us or any of the representatives of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of twelve months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This offering document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This offering document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This offering document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described in this prospectus and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

Latham & Watkins LLP, has passed upon the validity of the shares of common stock offered hereby on our behalf. The underwriters are being represented by Cooley LLP, in connection with the offering.

EXPERTS

The financial statements as of January 3, 2021 and December 29, 2019 and for the years ended January 3, 2021 and December 29, 2019, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Deloitte advised the audit committee of the Company’s Board of Directors (the “Audit Committee”) that a loaned staff arrangement, a contingent fee arrangement, and a business relationship had been entered into between companies owned by funds affiliated with H.I.G. (the “HIG Funds”) and Deloitte Touche Tohmatsu Limited entities in three separate foreign countries during certain periods in 2018 and 2019. Although these relationships were entered into when the companies were not considered affiliates of the Company pursuant to the standards under which the prior audit engagements were performed (U.S. GAAS), these relationships were deemed to be prohibited under the SEC’s auditor independence rules.

Deloitte informed the Audit Committee that Deloitte maintained objectivity and impartiality on all issues encompassed within its audits of the Company’s consolidated financial statements for the years ended December 29, 2019 and December 30, 2018 because:

•	the impermissible loaned staff arrangement, contingent fee arrangement, and business relationship had no impact on the Company’s financial statements and were not subject to Deloitte’s audits;

•

the impermissible loaned staff arrangement, contingent fee arrangement, and business relationship had been performed for HIG Funds’ portfolio companies that are immaterial to H.I.G. and unrelated to the Company (other than the common ownership of the HIG Funds);

•

Deloitte’s audit team for the Company had not been previously aware of the impermissible loaned staff arrangement, contingent fee arrangement, and business relationship and was not involved in the provision of such services; and

•	the impermissible loaned staff arrangement, contingent fee arrangement, and business relationship have been terminated.

After considering the facts and circumstances, the Audit Committee concurred with Deloitte’s conclusion that, for the reasons described above, the impermissible relationships did not impair Deloitte’s objectivity and impartiality with respect to the planning and execution of the audits of the Company’s consolidated financial statements for the years ended December 29, 2019 and December 30, 2018.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the shares of common stock offered hereby, you should refer to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. When we complete this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements, and other information will be available via the SEC’s website at www.sec.gov. We also maintain a website at www.lulus.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our common stock in this offering.

LULU’S FASHION LOUNGE HOLDINGS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and Board of Directors of Lulu’s Fashion Lounge Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lulu’s Fashion Lounge Holdings, Inc. and subsidiaries (the “Company”) as of January 3, 2021 and December 29, 2019, the related consolidated statements of operations and comprehensive loss, redeemable preferred stock, convertible preferred stock and stockholder’s deficit, and cash flows, for the years ended January 3, 2021 and December 29, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 3, 2021 and December 29, 2019, and the results of its operations and its cash flows for the years ended January 3, 2021 and December 29, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Francisco, California

August 6, 2021

We have served as the Company’s auditor since 2017.

LULU’S FASHION LOUNGE HOLDINGS, INC.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	As of December 29, 2019	As of January 3, 2021

Assets
Current assets:
Cash and cash equivalents	$5,857	$15,554
Accounts receivable	3,955	3,832
Inventory, net	26,137	16,895
Asset for recovery	3,251	1,104
Income tax refund receivable	2,437	2,739
Prepaids and other current assets	5,170	2,675

Total current assets	46,807	42,799
Restricted cash	504	505
Property and equipment, net	4,070	3,090
Goodwill	35,430	35,430
Tradename	18,509	18,509
Intangible assets, net	2,696	2,290
Other noncurrent assets	2,503	2,453

Total assets	$110,519	$105,076

Liabilities, Redeemable Preferred Stock, Convertible Preferred Stock and Stockholder’s Deficit
Current liabilities:
Accounts payable	$10,971	$7,161
Accrued expenses and other current liabilities	11,295	7,533
Returns reserve	8,154	2,895
Stored-value card liability	4,605	4,973
Advance from Parent	2,003	—
Revolving line of credit	4,000	8,580
Long-term debt, current portion	10,125	10,125

Total current liabilities	51,153	41,267
Long-term debt, net of current portion	96,653	96,856
Other noncurrent liabilities	3,954	2,504

Total liabilities	151,760	140,627

Commitments and Contingencies (Note 6)
Redeemable preferred stock: $0.001 par value, 0 and 7,500,001 shares authorized as of December 29, 2019 and January 3, 2021, respectively; 0 and 7,500,001 shares issued and outstanding as of December 29, 2019 and January 3, 2021, respectively; aggregate liquidation preference of $15,000 as of January 3, 2021.	—	16,412
Convertible preferred stock: $0.001 par value, 3,129,634 and 3,129,635 shares authorized as of December 29, 2019 and January 3, 2021, respectively; 3,129,634 shares issued and outstanding as of December 29, 2019 and January 3, 2021; aggregate liquidation preference of $240,000 as of January 3, 2021	117,038	117,038
Stockholder’s deficit:
Common stock: $0.001 par value, 20,591,917 and 21,196,740 shares authorized as of December 29, 2019 and January 3, 2021, respectively; 17,462,283 shares issued and outstanding as of December 29, 2019 and January 3, 2021	18	18
Additional paid-in capital	2,040	10,622
Accumulated deficit	(160,337)	(179,641)

Total stockholder’s deficit	(158,279)	(169,001)

Total liabilities, redeemable preferred stock, convertible preferred stock and stockholder’s deficit	$110,519	$105,076

The accompanying notes are an integral part of the consolidated financial statements.

LULU’S FASHION LOUNGE HOLDINGS, INC.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

	Year Ended December 29, 2019	Year Ended January 3, 2021
Net revenue	$369,622	$248,656
Cost of revenue	208,418	138,364

Gross profit	161,204	110,292
Selling and marketing expenses	72,875	47,812
General and administrative expenses	73,386	67,155

Income (loss) from operations	14,943	(4,675)

Other income (expense), net:
Interest expense	(15,206)	(16,037)
Other income, net	239	137

Total other expense, net	(14,967)	(15,900)

Loss before provision for income taxes	(24)	(20,575)
Income tax (provision) benefit	(445)	1,271

Net loss and comprehensive loss	$(469)	$(19,304)
Deemed dividend to a preferred stockholder	—	(504)

Net loss attributable to common stockholder – Basic and Diluted	$(469)	$(19,808)

Net loss per share attributable to common stockholder – Basic and Diluted	$(0.03)	$(1.13)

Shares used to compute net loss per share attributable to common stockholder – Basic and Diluted	17,462,283	17,462,283

The accompanying notes are an integral part of the consolidated financial statements.

LULU’S FASHION LOUNGE HOLDINGS, INC.

Consolidated Statements of Redeemable Preferred Stock, Convertible Preferred Stock and Stockholder’s Deficit

(in thousands, except share amounts)

	Redeemable Preferred Stock		Convertible Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholder’s
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance as of December 30, 2018	—	$—	3,129,634	$117,038	17,462,283	$18	$—	$(159,868)	$(159,850)
Equity-based compensation (Note 9)	—	—	—	—	—	—	2,040	—	2,040
Net loss and comprehensive loss	—	—	—	—	—	—	—	(469)	(469)

Balance as of December 29, 2019	—	—	3,129,634	117,038	17,462,283	18	2,040	(160,337)	(158,279)
Series B redeemable preferred stock issuance, net of issuance costs of $163	7,500,001	16,412	—	—	—	—	(504)	—	(504)
Equity-based compensation (Note 9)	—	—	—	—	—	—	9,086	—	9,086
Net loss and comprehensive loss	—	—	—	—	—	—	—	(19,304)	(19,304)

Balance as of January 3, 2021	7,500,001	$16,412	3,129,634	$117,038	17,462,283	$18	$10,622	$(179,641)	$(169,001)

The accompanying notes are an integral part of the consolidated financial statements.

LULU’S FASHION LOUNGE HOLDINGS, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 29, 2019	Year Ended January 3, 2021
Cash Flows from Operating Activities
Net loss	$(469)	$(19,304)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,041	3,216
Amortization of debt discount and debt issuance costs	2,045	2,485
Interest expense capitalized to principal of long-term debt and revolving line of credit	—	1,747
Equity-based compensation expense	2,040	9,086
Equity-based compensation expense related to Series B redeemable preferred stock issuance	—	8,571
Write-off of deferred offering costs	—	1,950
Deferred income taxes	(1,620)	(14)
Gain on disposal of assets	—	(25)
Changes in operating assets and liabilities:
Accounts receivable	(1,673)	123
Inventories	(1,822)	9,242
Asset for recovery	(369)	2,147
Income tax refund receivable	483	(302)
Prepaids and other current assets	(833)	339
Accounts payable	5,264	(3,702)
Accrued expenses and other current liabilities	3,118	(9,346)
Other noncurrent liabilities	2,669	(1,357)

Net cash provided by operating activities	11,874	4,856

Cash Flows from Investing Activities
Capitalized software development costs	(1,830)	(1,273)
Purchases of property and equipment	(2,212)	(700)
Proceeds from sale of property and equipment	—	60
Advance to Parent	(2,406)	—
Repayments of advance to Parent	2,406	—

Net cash used in investing activities	(4,042)	(1,913)

Cash Flows from Financing Activities
Proceeds from borrowings on revolving line of credit	9,000	5,300
Repayments on revolving line of credit	(5,000)	(800)
Repayment of long-term debt	(12,656)	(2,531)
Payment of debt issuance costs	(875)	(437)
Payment of deferred offering costs	(2,156)	—
Advance from Parent	2,003	37
Repayment of Advance from Parent	—	(2,040)
Proceeds from issuance of Series B redeemable preferred stock, net of issuance costs	—	7,337
Other	(37)	(111)

Net cash (used in) provided by financing activities	(9,721)	6,755

		(Continued )

LULU’S FASHION LOUNGE HOLDINGS, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 29, 2019	Year Ended January 3, 2021
Net (decrease) increase in cash, cash equivalents and restricted cash	(1,889)	9,698
Cash, cash equivalents and restricted cash at beginning of year	8,250	6,361

Cash, cash equivalents and restricted cash at end of year	$6,361	$16,059

Supplemental Disclosure
Cash paid for income taxes, net of income tax refunds	$1,383	$171
Cash paid for interest	$13,068	$12,732

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Purchases of property and equipment included in accounts payable	$202	$94
Debt issuance costs included in accrued expenses	$—	$917
Deemed dividend to a preferred stockholder	$—	$504
Paid-in-kind interest added to principal balance of long-term debt and revolving line of credit	$—	$1,747

The accompanying notes are an integral part of the consolidated financial statements.

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

1.	Description of Business

Pursuant to a reorganization, Lulu’s Fashion Lounge Holdings, Inc., a Delaware Corporation (“Lulus”, or the “Company”), was formed on August 25, 2017 as a holding company and its primary asset is an indirect membership interest in Lulu’s Fashion Lounge, LLC (“LFL”). Prior to the sale of the Company’s Series A convertible preferred stock, the Company was wholly-owned by Lulu’s Holdings, L.P. (the “Parent”). As of January 3, 2021, the Company is majority-owned by the Parent.

LFL was founded in 1996, starting as a vintage boutique in Chico, CA that began selling online in 2005 and transitioned to a purely online business in 2008. The Parent was formed in 2014 as a holding company and purchased 100% of LFL’s outstanding common stock in 2014. The Company, through LFL, is an online retailer of women’s clothing, shoes and accessories based in Chico, CA.

Impact of COVID-19

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus that causes the disease COVID-19 a global pandemic. The COVID-19 pandemic has had a significant impact on the broader economy and consumer behavior. As a result of these developments, the Company experienced an unfavorable impact on its revenue, results of operations and cash flows in its fiscal year ended January 3, 2021.

The Company may face longer term impacts from COVID-19 due to, among other factors, evolving federal, state and local restrictions and shelter-in-place orders, changes in consumer behavior and health concerns which may impact customer demand. The current events and economic conditions are significant in relation to the Company’s ability to fund its business operations. In response to the impact of COVID-19, the Company implemented a number of measures to minimize cash outlays, including reducing discretionary marketing and other expenses. Additionally, in June 2020, the Company modified its existing credit agreement to amend covenants and adjust certain payment terms. The Company also borrowed $5.3 million under its existing revolving line of credit facility (see Note 5, Debt). The Company subsequently repaid the entire outstanding balance under the revolving line of credit in March 2021 (see Note 14, Subsequent Events). The Company sold shares of Series B Preferred Stock in June 2020 for net cash proceeds of $7.3 million (see Note 7, Preferred Stock) and sold shares of Series B-1 Preferred Stock in March 2021 for gross cash proceeds of $1.5 million (see Note 14, Subsequent Events).

Liquidity

The Company has primarily funded its operations with proceeds from the issuance of preferred stock and debt borrowings. The Company had cash and cash equivalents of $15.6 million as of January 3, 2021. Management believes that the Company’s cash and cash equivalents and operating cash flows will be sufficient to fund its operations for at least the next 12 months from the issuance of these annual consolidated financial statements on August 6, 2021.

As discussed in Note 5, Debt, the Company is required to make contractual principal payments of $10.1 million during fiscal year 2021 and $109.8 million during fiscal year 2022 related to the revolving line of credit and Term Loan. The Company intends to meet its contractual obligation for repayment of the $96.2 million principal payment related to the Term Loan due upon its maturity on August 28, 2022 by obtaining additional equity or debt financing.

In the event that additional financing is required from outside sources, the Company may not be able to raise it on acceptable terms or at all. If the Company is unable to raise additional capital when

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

desired, or if it cannot expand its operations or otherwise capitalize on its business opportunities because it lacks sufficient capital, its business, operating results, and financial condition would be adversely impacted.

2.	Significant Accounting Policies

Basis of Presentation and Fiscal Year

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“United States”) (“GAAP”) and include the accounts of the Company and its wholly owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation. The Company’s fiscal year consists of a 52-week or 53-week period ending on the Sunday nearest December 31. The fiscal year ended December 29, 2019 (“2019”) consisted of 52 weeks while the fiscal year ended January 3, 2021 (“2020”) consisted of 53 weeks.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions, include, but are not limited to sales return reserves and related assets for recovery, valuation of the Series B redeemable preferred stock, and valuation of the Parent’s Class P unit equity-based awards. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. As future events and their effects cannot be determined with precision, actual results could materially differ from those estimates and assumptions.

Segment Reporting

The Company manages its business on the basis of one operating and reportable segment, retail. The Company’s chief operating decision makers, its Co-Presidents, review financial information on an aggregate basis for the purposes of allocating resources and evaluating financial performance. All long-lived assets are located in the United States and substantially all revenue is attributable to customers based in the United States. International sales are not significant.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid instruments purchased with original maturities of three months or less when issued as cash equivalents. These consist primarily of time deposit bank accounts and money market accounts. Due to the nature of the Company’s cash flow, amounts on deposit in individual banks may temporarily exceed the insured amount throughout the period.

Restricted cash represents deposits with a financial institution to serve as collateral for the Company’s corporate credit cards.

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows (in thousands):

	December 29, 2019	January 3, 2021
Cash and cash equivalents	$5,857	$15,554
Restricted cash	504	505

Total cash and restricted cash	$6,361	$16,059

Accounts Receivable

Accounts receivable consist primarily of receivables from credit card processing agencies and wholesale customers. Based on historical collections from these agencies, no allowance for doubtful accounts was deemed necessary as of December 29, 2019 and January 3, 2021.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. At times, such amounts may exceed federally insured limits. The Company reduces credit risk by depositing its cash with major credit-worthy financial institutions within the United States. To date, the Company has not experienced any losses on its cash deposits. As of December 29, 2019 and January 3, 2021, a single wholesale customer represented 22% and 51% respectively, of the Company’s accounts receivable balance. No customer accounted for greater than 10% of the Company’s net revenue during 2019 and 2020.

Inventory

Inventory consists of finished goods, which are recorded at the lower of cost or net realizable value, with cost determined using the first-in-first-out method. The cost of inventory consists of merchandise costs and inbound freight costs. Inventory levels are reviewed to identify slow-moving merchandise, and promotions and markdowns are used to clear merchandise. In the period in which the Company determines estimated selling price, less costs to sell, is below cost, or identifies excess, obsolete, or unsalable items, the Company writes its inventory down to its net realizable value.

Property and Equipment, net

Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which range from 3 to 8 years. Improvements that extend the life of a specific asset are capitalized, while normal maintenance and repairs are expensed as incurred. When assets are sold or otherwise retired, their cost and related accumulated depreciation are removed from the balance sheet with any resulting gain or loss reflected in general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Goodwill and Tradename

Goodwill is stated at the excess of the acquisition price over the fair value of net assets acquired in a purchase acquisition and is not amortized. Goodwill arose from the Parent’s purchase of 100% of

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

the outstanding common stock of LFL on July 25, 2014 and the Company has one reporting unit. The Company’s tradename is an indefinite-lived intangible asset and is not amortized. The Company reviews its goodwill and tradename for impairment at least annually (on the first day of the fourth quarter) or more frequently whenever events or changes in circumstances indicate that the carrying amount may be impaired.

When testing goodwill for impairment, the Company first performs an assessment of qualitative factors (“Step 0 Test”). The qualitative assessment includes assessing the totality of relevant events and circumstances that affect the fair value or carrying value of the reporting unit. These events and circumstances include macroeconomic conditions, industry and competitive environment conditions, overall financial performance, reporting unit specific events and market considerations. The Company also considers recent valuations of the reporting unit, including the magnitude of the difference between the most recent fair value estimate and the carrying value, as well as both positive and adverse events and circumstances, and the extent to which each of the events and circumstances identified may affect the comparison of a reporting unit’s fair value with its carrying value. If the qualitative assessment results in a conclusion that it is more likely than not that the fair value of a reporting unit exceeds the carrying value, then no further testing is performed for that reporting unit. The Company performed the qualitative assessment of its goodwill and determined that it is more likely than not that the fair value of its reporting unit exceeds the carrying value of the reporting unit. As a result, there was no goodwill impairment during 2019 and 2020. There was no accumulated impairment of goodwill as of December 29, 2019 and January 3, 2021.

When testing the tradename for impairment, the Company first performs an assessment of qualitative factors. If qualitative factors indicate that it is more likely than not that the fair value of the tradename is less than its carrying amount, the Company tests the tradename for impairment at the asset level. The Company determines the fair value of the tradename and compares it to the carrying value. If the carrying value of the tradename exceeds the fair value, the Company recognizes an impairment loss in an amount equal to the excess. The Company performed the qualitative assessment of its tradename and determined that it is more likely than not that the fair value of the tradename exceeds the carrying value of the reporting unit. There were no additions to, disposals of, or impairments of the tradename during 2019 and 2020. There was no accumulated impairment of the tradename as of December 29, 2019 and January 3, 2021.

Intangible Assets, net

Intangible assets, net consists of capitalized internal-use software development, which is amortized over a 3-year period. The Company capitalizes certain costs in connection with obtaining or developing software for internal use. Additionally, the Company capitalizes qualifying costs incurred for upgrades and enhancements that result in additional functionality to existing software. Amortization of such costs begins when the project is substantially complete and ready for its intended use. Costs related to design or maintenance are expensed as incurred. Intangible asset amortization expense was $1.6 million and $1.7 million in 2019 and 2020, respectively.

Intangible assets are amortized on a straight-line basis over the estimated useful life of the assets. The Company reviews intangible assets for impairment under the long-lived asset model described below. No impairment of intangible assets was recorded during 2019 and 2020.

Long-Lived Asset Impairment

The Company evaluates long-lived assets for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable. In

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition. To the extent that projected undiscounted future net cash flows attributable to the asset are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its estimated fair value. There was no impairment recorded during 2019 and 2020.

Deferred Offering Costs

Deferred offering costs consist of expenses incurred in connection with an equity offering, including legal, accounting, printing, and other initial public offering (“IPO”)-related costs. Deferred offering costs are written off to operating expenses in the consolidated statements of operations and comprehensive loss upon the termination or significant delay of a planned equity offering. There were $2.2 million of deferred offering costs capitalized as of December 29, 2019 (included in prepaids and other current assets in the consolidated balance sheets) and none as of January 3, 2021, as approximately $2.0 million of deferred offering costs were written off to general and administrative expenses in the consolidated statements of operations and comprehensive loss and the Company received a refund of such costs of $0.2 million from a vendor in 2020.

Revenue Recognition

The Company generates revenue primarily from the sale of merchandise products directly to end customers. The sale of products is a distinct performance obligation, and revenue is recognized at a point in time when control of the promised product is transferred to customers, which the Company determined occurs upon shipment based on its evaluation of the related shipping terms. Revenue is recognized in an amount that reflects the transaction price consideration that the Company expects to receive in exchange for those products. The Company’s payment terms are typically at the point of sale for merchandise product sales.

The Company elected to exclude from revenue taxes assessed by governmental authorities, including value-added and other sales-related taxes, that are imposed on and concurrent with revenue-producing activities. The Company has elected to apply the practical expedient, relative to e-commerce sales, which allows an entity to account for shipping and handling as fulfillment activities, and not a separate performance obligation. Accordingly, the Company recognizes revenue for only one performance obligation, the sale of the product, at shipping point (when the customer gains control). Shipping and handling costs associated with outbound freight are accounted for as fulfillment costs and are included in cost of goods sold. The Company has elected to apply the practical expedient to expense costs as incurred for incremental costs to obtain a contract when the amortization period would have been one year or less.

Revenue from merchandise product sales is reported net of sales returns, which includes an estimate of future returns based on historical return rates, with a corresponding reduction to cost of sales. There is judgment in utilizing historical trends for estimating future returns. The Company’s refund liability for sales returns is included in the returns reserve on its consolidated balance sheets and represents the expected value of the refund that will be due to the Company’s customers. The Company also has a corresponding asset for recovery that represents the expected net realizable value of the merchandise inventory to be returned.

The Company sells stored-value gift cards to customers and offers merchandise credit stored-value cards for certain returns. Such stored-value cards do not have an expiration date. The Company recognizes revenue from stored-value cards when the card is redeemed by the customer. The Company has determined that sufficient evidence exists to support an estimate for stored-value card

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

breakage. Subject to requirements to remit balances to governmental agencies, breakage is recognized as revenue in proportion to the pattern of rights exercised by the customer, which is substantially within thirty-six months from the date of issuance. The amount of breakage recognized in revenue during 2019 and 2020 was not material.

The Company has two types of contractual liabilities: (i) cash collections from its customers prior to delivery of products purchased (“deferred revenue”), which are initially recorded within accrued expenses and recognized as revenue when the products are shipped, (ii) unredeemed gift cards and online store credits, which are initially recorded as a stored-value card liability and are recognized as revenue in the period they are redeemed.

The following table summarizes the significant changes in the contract liabilities balances during 2019 and 2020 (in thousands):

	Deferred Revenue	Stored-Value Cards
Balance as of December 30, 2018	$652	$3,033
Revenue recognized that was included in contract liability balance at the beginning of the year	(652)	(1,907)
Increase due to cash received, excluding amounts recognized as revenue during the year	547	3,479

Balance as of December 29, 2019	547	4,605
Revenue recognized that was included in contract liability balance at the beginning of the year	(547)	(2,094)
Increase due to cash received, excluding amounts recognized as revenue during the year	792	2,462

Balance as of January 3, 2021	$792	$4,973

Cost of Revenue

Cost of revenue consists of the product costs of merchandise sold to customers; shipping and handling costs including all inbound, outbound, and return shipping expenses; rent, insurance, business property tax, utilities, depreciation and amortization, and repairs and maintenance related to the Company’s distribution facilities; and charges related to inventory shrinkage, damages and the allowance for excess or obsolete inventory.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of customer service, payment processing fees, advertising, targeted online performance marketing and search engine optimization costs. Selling and marketing expenses also include spend on brand marketing channels, including cash and free clothing compensation to influencers, events and other forms of online and offline marketing related to growing and retaining the customer base. Advertising costs are expensed as incurred. Advertising costs included in selling and marketing expenses were $60.5 million and $38.1 million in 2019 and 2020, respectively.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and benefits costs, including equity-based compensation for the Company’s employees involved in general corporate functions

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

including finance, merchandising, marketing, and technology, as well as costs associated with the use by these functions of facilities and equipment, including depreciation and amortization, rent and other occupancy expenses.

Equity-Based Compensation

Certain of the Company’s employees participate in equity incentive programs (consisting of Class P units) offered by the Parent. The Parent’s Class P units are available to be issued as incentive compensation to employees, officers, directors, and other nonemployee service providers or consultants of the Company. Through mid-2020, the Company had concluded that the Parent’s Class P units were not a substantive class of equity and any associated pre-vesting distributions allocated to the Parent’s Class P units have been recorded as equity-based compensation under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) Topic No. 710, Compensation - General (“ASC 710”), once the contingent payment becomes probable of payment, which is upon vesting of the Class P units.

During mid-2020, all outstanding Class P units were modified to update forfeiture terms related to employment requirements and vesting conditions were added to some of the Class P units. Due to the modifications to the employment requirements, the Company concluded that the Class P units are a substantive class of equity to be accounted for under FASB ASC Topic No. 718, Compensation - Stock Compensation (“ASC 718”) and that the associated pre-vesting distributions related to outstanding Class P units for five employees are a separate award that are accounted for under ASC 710.

Equity-based compensation related to the Class P unit awards and any pre-vesting distributions are recognized as general and administrative expense in the Company’s consolidated statements of operations and comprehensive loss during 2019 and 2020.

Equity-based compensation is measured at the grant date or modification date for all equity-based awards made to employees and nonemployees based on the fair value of the awards. The Company has elected to recognize forfeitures by reducing the equity-based compensation in the same period as the forfeitures occur. The method for how fair value is determined for the awards is described in Note 9, Equity-Based Compensation. The assumptions used to determine the fair value of the Class P units represent management’s best estimates. Awards with only service conditions are recognized as expense on a straight-line basis over the requisite service period, which is generally four years.

Performance Based Vesting.    Certain of the outstanding Class P units which were modified in 2020 now vest upon the satisfaction of both a service condition and a performance condition. The service-based vesting condition for these Class P units is satisfied over four years. The performance-based vesting condition is satisfied upon the occurrence of a qualifying distribution event, which is generally defined as an issuance of a distribution to the Parent’s partners. Additionally, the satisfaction of the service-based condition is accelerated up to 100% upon a sale of the Parent if the award holder remains a service provider at the time of such event.

When the performance-based vesting condition becomes probable, which is upon the completion of a qualifying distribution event, the Company will immediately record cumulative stock-based compensation expense using the accelerated attribution method for the awards that have met the service-based vesting condition. The Company has not recognized any stock-based compensation expense for the performance-based Class P units as a qualifying distribution event has not occurred.

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

Income Taxes

The Company accounts for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which they are expected to be realized or settled.

The Company believes that it is more likely than not that forecasted income, together with future reversals of existing taxable temporary differences and results of recent operations, will be sufficient to fully recover the deferred tax assets. In the event that the Company determines all or part of the net deferred tax assets are not realizable in the future, the Company would record a valuation allowance.

The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to unrecognized tax benefits, if any, as income tax expense.

Net Loss Per Share Attributable to Common Stockholder

The Company calculates basic and diluted net loss per share attributable to common stockholder in conformity with the two-class method required for participating securities as the application of the if converted method is not more dilutive. The Company’s redeemable preferred stock and convertible preferred stock contractually entitle the holders of such shares to participate in dividends but do not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to these securities.

Basic net loss per common share is computed using net loss attributable to common stockholder divided by the weighted average number of common shares outstanding during the period. Diluted net loss per common share represents net loss attributable to common stockholder divided by the weighted average number of common shares outstanding during the period, including the effects of any dilutive securities outstanding. Basic and diluted net loss per common share attributable to common stockholder are the same for each period presented since the effects of potentially dilutive securities are antidilutive given the Company’s net loss.

Redeemable Preferred Stock

The Company has elected to record its redeemable preferred stock at the greater of its redemption value or the issuance date fair value, net of issuance costs, as it is probable of becoming redeemable due to the passage of time. Any change to the carrying value of redeemable preferred stock recognized in each period is recorded to additional paid-in capital, or in the absence of additional paid-in capital, recorded to accumulated deficit.

The issuance date fair value of the redeemable preferred stock shares purchased by entities related to current employees, board members, and service providers was higher than the consideration

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

paid and such excess was recorded as equity-based compensation. The excess of the fair value over consideration paid for redeemable preferred stock shares purchased by an existing convertible preferred stockholder was accounted for as a deemed dividend and recorded in additional paid-in capital.

Comprehensive Loss

Comprehensive loss is defined as a change in equity of a business enterprise during a period, resulting from transactions from non-owner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive loss other than the net loss incurred from operations. Thus, comprehensive loss is the same as net loss for the periods presented.

Recently Adopted Accounting Pronouncements

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which removes Step 2 from the goodwill impairment test. The Company early adopted this standard on December 30, 2019. The adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. This ASU clarifies the recognition, measurement, and effect on earnings per share of certain freestanding equity-classified financial instruments that include down round features affect entities that present earnings per share in accordance with the guidance in Topic 260, Earnings Per Share. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The guidance is effective for the Company for the fiscal year beginning after December 15, 2019. The Company adopted ASU 2017-11 on December 30, 2019. There was no impact of this standard at the date of adoption.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU. 2016-02, Leases (Topic 842), as amended, which requires lessees to recognize a right-of-use asset and lease liability on their consolidated balance sheets for all leases with a term longer than twelve months. The guidance, as amended, is effective for

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

fiscal years beginning after December 15, 2021, including interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company anticipates implementing the standard by taking advantage of the alternative transition method and will apply the transition approach as of the beginning of the period of adoption and will not be restating comparative periods. The Company is currently evaluating the impact that adopting this standard will have on its consolidated financial statements. The Company expects that it will result in a significant increase in its long-term assets and liabilities.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which amends guidance on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities from an incurred loss methodology to an expected loss methodology. For assets held at amortized cost basis, the guidance eliminates the probable initial recognition threshold and instead requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses are recorded through an allowance for credit losses, rather than a write-down, limited to the amount by which fair value is below amortized cost. Additional disclosures about significant estimates and credit quality are also required. The guidance is effective for the Company for fiscal years beginning after December 15, 2022. The Company is currently assessing the potential impact of adopting ASU 2016-13 on its consolidated financial statements and does not expect the adoption to have a material impact.

In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which clarifies the accounting for implementation costs in cloud computing arrangements. The update effectively aligns the requirements for capitalizing implementation costs incurred in a cloud computing arrangement service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for fiscal years beginning after December 15, 2020, including interim periods within fiscal years beginning after December 15, 2021. The amendments in this ASU can be applied either retrospectively or prospectively to all implementation costs after the date of adoption. The Company plans to adopt this standard on a prospective basis and does not expect the adoption to have a material impact.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This standard is effective for fiscal periods beginning after December 15, 2021, including interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the potential impact of adopting this guidance on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Accounting, which, as amended, provides optional guidance for a limited period of time to ease the potential burden in accounting for (or reorganizing the effects of) reference rate reform on financial reporting. This standard can be adopted immediately, however, the guidance will only be available until December 31, 2022. The Company is currently evaluating the potential impact of adopting this guidance on its consolidated financial statements.

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40), which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The guidance is effective for the Company for the fiscal year beginning after December 15, 2023 and interim periods within that fiscal year, with early adoption permitted. The Company is currently evaluating the potential impact of adopting this guidance on its consolidated financial statements.

3.	Fair Value Measurements

The Company discloses and recognizes the fair value of its assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes three levels of the fair value hierarchy as follows:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3—Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts payable, accrued expenses, revolving line of credit and long-term debt. As of December 29, 2019 and January 3, 2021, the carrying values of cash and cash equivalents, restricted cash, accounts payable and accrued expenses approximate fair value due to their short-term maturities. The fair values of long-term debt and revolving line of credit approximate their carrying value as the stated interest rates reset monthly at the London Interbank Offered Rate (“LIBOR”) plus an Applicable Margin (see Note 5, Debt) and, as such, approximate market rates currently available to the Company. The Company does not have any financial instruments that were determined to be Level 3.

4.	Balance Sheet Components

Prepaids and Other Current Assets

Prepaids and other current assets consisted of the following (in thousands):

	December 29, 2019	January 3, 2021
Prepaid software subscriptions	$470	$897
Prepaid inventory and fulfillment supplies	674	483
Prepaid insurance	502	391
Prepaid rent	289	273
Deferred offering costs	2,156	—
Other	1,079	631

Total accrued expenses	$5,170	$2,675

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

Property and Equipment, net

Property and equipment, net consisted of the following (in thousands):

	December 29, 2019	January 3, 2021
Leasehold improvements	$3,665	$3,647
Equipment	2,324	2,595
Furniture and fixtures	1,737	1,849
Construction in progress	156	28

Total property and equipment	7,882	8,119
Less: accumulated depreciation and amortization	(3,812)	(5,029)

Property and equipment, net	$4,070	$3,090

Depreciation of property and equipment in 2019 and 2020 was $1.4 million and $1.5 million, respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 29, 2019	January 3, 2021
Accrued compensation and benefits	$1,920	$2,932
Accrued debt amendment fees	—	917
Accrued marketing	3,361	495
Accrued interest	1,115	169
Other	4,899	3,020

Total accrued expenses and other current liabilities	$11,295	$7,533

5.	Debt

In August 2017, the Company entered into a term loan with a principal amount of $135.0 million (“Term Loan”) and a revolving credit facility of $10.0 million (“Revolving LOC”) with certain financial institutions for which Credit Suisse is acting as an administrative agent (the “Credit Agreement”).

The Company’s outstanding debt under the Term Loan consisted of the following (in thousands):

	December 29, 2019	January 3, 2021
Principal amount of term loan	$112,219	$111,354
Less: Unamortized discount and debt issuance costs	(5,441)	(4,373)

Total carrying value of long-term debt	106,778	106,981
Less: Current portion of long-term debt	(10,125)	(10,125)

Long-term debt, net of current portion	$96,653	$96,856

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

The Company’s outstanding debt under the Revolving LOC consisted of the following (in thousands):

	December 29, 2019	January 3, 2021
Principal amount of revolving line of credit	$4,000	$8,580
Less: Unamortized debt issuance costs(1)	(171)	(107)

Total carrying value of revolving line of credit	$3,829	$8,473

(1)	Debt issuance costs are included in other noncurrent assets in the consolidated balance sheets.

Term Loan

During May 2019 the Company entered into a Waiver and Fourth Amendment to the Credit Agreement and Amendment to the Guaranty and Security Agreement (the “Fourth Amendment”), which amended the following:

•

Waived the Company’s default for failure to comply with the maximum Consolidated Total Net Leverage Ratio (“Leverage Ratio”) level required under the financial covenant for the quarter ended March 31, 2019;

•	Reset the maximum Leverage Ratio covenant levels for the duration of the loan and added a minimum Consolidated Cumulative Unadjusted EBITDA Financial Covenant for 2019;

•

Modified the Applicable Margin on the Term Loan and the Company paid interest at the LIBOR Rate plus an Applicable Margin of 9.00% from the Fourth Amendment Effective Date (May 30, 2019) to the date on which financial statements and the accompanying compliance certificate for the first full fiscal quarter ending after the Fourth Amendment Effective Date were delivered (September 29, 2019);

•	Modified the Applicable Margin on the Term Loan to adjust based on the Leverage Ratio, with a range of 7.00% to 9.00% for LIBOR Rate Term Loan and 6.00% to 8.00% for Base Rate Term Loan; and

•

Required the use of proceeds from an IPO to constitute a Mandatory Repayment, so that the Leverage Ratio as of the last day of the most recently ended period of four fiscal quarters shall not be in excess of 2.00 to 1.00.

During June 2020, the Company entered into a Waiver and Fifth Amendment to the Credit Agreement (the “Fifth Amendment”), which amended the following:

•	Waived the Company’s Existing Payment Default, Existing Covenant Default, and Existing Notice Defaults;

•

Amended interest payments on the Term Loan and Revolver, resulting in a portion of interest from June 5, 2020 to the date that the Company provides evidence of compliance with the required Leverage Ratios (the “Compliance Date”, which was not met as of January 3, 2021) being payable in kind, with such interest being added to the outstanding principal balance of the Term Loan and Revolver;

•	Deferred March, June, and September 2020 principal payments due of $7.5 million for the Term Loan to the maturity date;

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

•

Modified the Applicable Margin on the Term Loan from the Fifth Amendment Effective Date (June 5, 2020) to the first day of the month beginning after the Compliance Date, from an Applicable Margin of 9.00% to 9.50% for LIBOR Rate Term Loan and from an Applicable Margin of 8.00% to 8.50% for the Base Rate Term Loan; and

•

Modified the Applicable Margin on the Revolver from the Fifth Amendment Effective Date (June 5, 2020) to the first day of the month beginning after the Compliance Date, from an Applicable Margin of 7.00% to 8.50% for LIBOR Rate Loans and from an Applicable Margin of 6.00% to 7.50% for Base Rate Loans.

For the Fifth Amendment, the Company incurred an amendment fee and other costs totaling $1.4 million that were treated as a debt issuance cost and will be amortized over the remaining term. As of January 3, 2021, $0.9 million of the amendment fee was unpaid and included within accrued expenses and other current liabilities. There were no gains or losses arising from the Fourth Amendment and Fifth Amendment as both were considered to be debt modifications. The interest rate for the Term Loan as of January 3, 2021 was 10.5%. The effective interest rate on the Term Loan was 12.2% and 13.3% in 2019 and 2020, respectively.

The Term Loan requires mandatory additional prepayments in May of each year if the Company’s Excess Cash Flow (“ECF”) for the preceding year exceeds the ECF as defined in the Term Loan agreement. There were no ECF payments due in 2019 and 2020 related to 2018 and 2019, respectively, and no ECF payments will be due in the year ending January 2, 2022 related to 2020.

Amortization installment payments on the Term Loan are required to be made in quarterly installments of $2.5 million, with the remaining outstanding amount to be payable on August 28, 2022, the maturity date for the Term Loan.

Revolving LOC

Outstanding amounts under the Revolving LOC bear interest at variable rates with a minimum of 7.00%. The interest rate for the Revolving LOC as of January 3, 2021 was 8.7%. The effective interest rate on the Revolving LOC was 10.3% and 10.4% in 2019 and 2020, respectively. Unused portions of the Revolving LOC bear a variable commitment fee of a minimum 0.375% to 0.50% per annum and are paid quarterly. The Revolving LOC matures on May 29, 2022. The Revolving LOC was amended with the Fifth amendment, but there was no change to the commitment or the maturity date. As of January 3, 2021, there was $8.6 million outstanding, letters of credit of $0.9 million were outstanding, and the Company had $0.5 million remaining borrowing capacity under the Revolving LOC.

The Term Loan and Revolving LOC are secured by all the assets of the Company and contain financial and reporting covenants, including restrictions on LFL with respect to the payment of dividends, which the Company was in compliance with as of January 3, 2021. Financial covenants include minimum liquidity amounts and are applicable if the Company’s overall liquidity is less than or equal to $2.5 million at the end of a reporting period. Substantially all of LFL’s assets are restricted from distribution to the Company. The Company does not have any material assets or liabilities, other than its indirect investment in LFL. For all of the periods reported in these consolidated financial statements, the Company has not and does not have any material operations on a standalone basis, and all of the operations of the Company are carried out by LFL.

Debt discounts and issuance costs are deferred and amortized over the life of the related loan using the effective interest method. The associated expense is included in interest expense in the consolidated statements of operations and comprehensive loss and was $2.0 million and $2.5 million in

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

2019 and 2020, respectively. Debt discounts and issuance costs are presented as a reduction of long-term debt with the exception of debt issuance costs related to the revolving loan agreement of $0.2 million and $0.1 million as of December 29, 2019 and January 3, 2021, respectively, which are included in other noncurrent assets in the consolidated balance sheets. Future discount and debt issuance cost amortization expense as of January 3, 2021 over each of the next two years will be approximately $2.7 million and $1.8 million.

Future minimum payments of principal on the Company’s outstanding debt were as follows (in thousands):

Fiscal Year Ending	Amounts
2021	$10,125
2022	109,809

Total principal amount	$119,934

6.	Commitments and Contingencies

Operating Leases

As of January 3, 2021, the Company had non-cancelable operating leases for its corporate offices and warehouses expiring at various dates through 2026, some of which have renewal provisions. Rental expense classified within general and administrative expenses in the consolidated statements of operations and comprehensive loss totaled $3.0 million and $3.1 million in 2019 and 2020, respectively.

Future minimum lease payments under non-cancelable operating leases as of January 3, 2021 were as follows (in thousands):

Fiscal Year ending:	Amounts
2021	$2,879
2022	2,789
2023	2,230
2024	1,777
2025	1,830
Thereafter	153

Total	$11,658

Litigation and Other

From time to time, the Company may be a party to litigation and subject to claims incurred in the ordinary course of business, including personal injury and indemnification claims, labor and employment claims, threatened claims, breach of contract claims, and other matters. The Company accrues a liability when management believes information available prior to the issuance of the consolidated financial statements indicates it is probable a loss has been incurred as of the date of the consolidated financial statements and the amount of loss can be reasonably estimated. The Company adjusts its accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. Legal costs are expensed as incurred. Although the results of litigation and claims are inherently unpredictable, management concluded that it was not probable that it had incurred a material loss during the periods presented related to such loss contingencies. Therefore, the Company has not recorded a reserve for any contingencies.

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

During the normal course of business, the Company may be a party to claims that are not covered by insurance. While the ultimate liability, if any, arising from these claims cannot be predicted with certainty, management does not believe that the resolution of any such claims would have a material adverse effect on the Company’s consolidated financial statements. As of December 29, 2019 and January 3, 2021, the Company was not aware of any currently pending legal matters or claims, individually or in the aggregate, that are expected to have a material adverse impact on its consolidated financial statements.

Indemnification

The Company also maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify the Company’s directors. To date, the Company has not incurred any material costs and has not accrued any liabilities in the combined and consolidated financial statements as a result of these provisions.

7.	Preferred Stock

The Company had outstanding redeemable preferred stock and convertible preferred stock (collectively, “Preferred Stock”) as follows (in thousands, except share and per share amounts):

	December 29, 2019
	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Net Carrying Value	Liquidation Preference
Convertible Preferred Stock (Series A)	3,129,634	3,129,634	$38.34	$117,038	$216,000

Total	3,129,634	3,129,634		$117,038	$216,000

	January 3, 2021
	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Net Carrying Value	Liquidation Preference
Convertible Preferred Stock (Series A)	3,129,635	3,129,634	$38.34	$117,038	$240,000
Redeemable Preferred Stock (Series B)	7,500,001	7,500,001	1.00	16,412	15,000

Total	10,629,636	10,629,635		$133,450	$255,000

The Company classifies its Preferred Stock (Series A and B) outside of stockholder’s deficit because the shares contain a redemption feature that is not within the Company’s control. In 2019 and 2020, the Company did not adjust the carrying value of the Series A Preferred Stock to its redemption value as a qualifying redemption event was not probable. Subsequent adjustments to the carrying value to the ultimate redemption value will be made only when it becomes probable that such a redemption event will occur. The Series B Preferred Stock is not currently redeemable but is probable of becoming redeemable based on the passage of time. The carrying value of the Series B Preferred Stock is greater than its redemption value as of January 3, 2021.

Series B Redeemable Preferred Stock Issuance

During June 2020, the Company issued and sold 7,500,001 shares of Series B Preferred Stock at $1.00 per share to the general partner and a limited partner of the Parent and the Series A preferred stockholders. The Company received gross cash proceeds of $7.5 million and incurred issuance costs

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

associated with the Series B Preferred Stock issuance of $0.2 million. For accounting purposes, the Company determined the fair value of the Series B Preferred Stock to be $2.21 per share at issuance. The Series B Preferred Stock shares purchased by entities related to current employees, board members, and service providers were recorded at fair value and the excess of the fair value over the consideration paid was recorded as equity-based compensation of $8.6 million. The Series B Preferred Stock shares purchased by an existing Series A preferred stockholder was recorded at fair value and the excess of the fair value over consideration paid was recorded as a deemed dividend of $0.5 million in additional paid-in capital.

The fair value of the Series B Preferred Stock was estimated using a two-step process. First, the Company’s enterprise value was established using generally accepted valuation methodologies, including discounted cash flow analysis and comparable public company analysis. Second, the Company’s enterprise value was allocated among the various classes of outstanding securities using the Black-Scholes option-pricing method. The option-pricing method treats all levels of the capital structure as call options on the enterprise’s value, with the exercise price based on the “breakpoints” between each of the different claims on the securities. The inputs necessary for the option-pricing model include the Company’s current enterprise value, breakpoints (the various characteristics for each class of equity, including liquidation preferences and priority distributions), time to liquidity of 3 years, risk-free rate of 0.21%, and volatility of 72.0%.

Preferred Stock Provisions

Dividends - Before any dividends on common stock shall be declared or paid, the holders of outstanding shares of Preferred Stock (Series A and B) shall be entitled to receive dividends on an as-converted basis. For dividends on non-convertible class or series, dividends to Preferred stockholders will be determined by dividing the dividend payable on each class/series of capital stock by the original issuance price of $38.34 for Series A and $1.00 for Series B (adjusted for stock split, stock dividend, etc.) and multiplying such fraction by the Preferred Stock original issue price. As of December 29, 2019 and January 3, 2021, no dividends have been declared or paid.

Liquidation - In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company (a “liquidation event”), the holders of the Series B Preferred Stock are entitled to receive out of the available assets of the corporation, prior and in preference to any distribution to the holders of Series A and common stock an amount per share equal to a) two times the original issue price of $1.00 per share until August 28, 2022 or b) the original issue price of $1.00 per share plus an amount equal to 15% per annum accruing on the original issue price from August 28, 2022 through and including the date of payment, plus any dividends declared but unpaid (“the Series B Liquidation Amount”).

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the Series A Preferred Stock are entitled to receive out of the available assets of the corporation, less the Series B Liquidation Amount, prior and in preference to any distribution to the holders of common stock, an amount per share for each share of Series A Preferred Stock held by them equal to the greater of 1) the sum of original issue price multiplied by the applicable factor (1.8 and 2.0 as of December 29, 2019 and January 3, 2021, respectively) plus any declared but unpaid dividends on the Series A Preferred Stock; and ii) the amount per share as would have been payable if all shares of Series A Preferred Stock had been converted to common stock (the “Series A Liquidation Amount”).

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

Voting - Each share of Series A Preferred Stock is entitled to voting rights equal to the number of shares of common stock it can be converted to. Series A stockholders are entitled to elect two directors of the Company and common stockholders are entitled to elect nine directors. Each share of Series B Preferred Stock is not entitled to voting rights.

Conversion – At the option of the holder, each share of Series A Preferred Stock is convertible into shares of common stock. As of January 3, 2021, each share of Series A Preferred Stock was convertible into one share of common stock, adjusted for stock splits, combinations, dividends and distributions. All outstanding shares of Series A Preferred Stock will automatically be converted into shares of common stock at the then effective conversion rate upon one of the following conversion events: (i) the closing of a firm commitment underwritten IPO, provided that the aggregate gross proceeds to the Company are not less than $100.0 million; or (ii) by vote or written consent for conversion from the holders of a majority of the outstanding Preferred Stock. Each share of Series B Preferred Stock is not convertible at the option of the holder.

The Series A Preferred Stock conversion ratio shall be subject to appropriate adjustments for stock splits, stock dividends, combinations, subdivisions, or recapitalization events. In addition, if the Company should issue preferred stock or common stock without consideration or for a consideration per share less than the conversion price for the Series A Preferred Stock, the conversion price for each series shall automatically be adjusted in accordance with anti-dilution provisions contained in the Company’s amended and restated certificate of incorporation.

Redemption – On or after April 12, 2024, all outstanding shares of Series A Preferred Stock will be redeemable upon written notice of at least 50% of the then outstanding Series A shares requesting redemption of all or part of the stock held by such holders. The shares shall be redeemed in up to two installments, at a price equal to the then applicable Series A Liquidation Amount. The initial redemption date shall be within sixty days of receiving written notice and the Company shall redeem at least 50% of the shares at that time. The remaining shares to be redeemed shall accrue interest at a rate of 12.0% per annum and shall be redeemed no later than six months following the initial redemption date.

Upon written request from the holders of at least 50% of the then outstanding shares of Series B Preferred Stock, the Company will redeem the Series B Preferred Stock in up to two installments at a price equal to the then applicable Series B Liquidation Amount. The Series B redemption request may not be delivered prior to April 12, 2024. The initial redemption date shall be within sixty days of receiving written notice and the Company shall redeem at least 50% of the shares at that time. The remaining shares to be redeemed shall accrue interest at a rate of 12.0% per annum and shall be redeemed no later than six months following the initial redemption date. No redemption of any shares of Series B Preferred Stock shall occur prior to the earlier of (x) 91st day following the Latest Maturity Date, as defined in the Credit Agreement, and (y) the termination of the Credit Agreement.

Upon the sale of Common Stock in an IPO, all Series B Preferred Stock will be redeemed by the Company at a price equal to the Series B Liquidation Amount.

8.	Common Stock

The Company has authorized the issuance of 21,196,740 shares of common stock with a $0.001 par value. As of December 29, 2019 and January 3, 2021, there were 17,462,283 shares of common stock issued and outstanding. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company. Subject to the preferences that may be

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

applicable to any outstanding share of preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared by the board of directors. No dividends have been declared to date. As of December 29, 2019 and January 3, 2021, the Company had reserved 3,129,634 and 3,129,634 shares of common stock for issuance, respectively, on an as-convertible basis, related to convertible preferred stock outstanding.

9.	Equity-Based Compensation

Certain of the Company’s employees participate in equity incentive programs (consisting of Class P units) offered by the Parent. The Parent’s Class P units are available to be issued as incentive compensation to employees, officers, directors, and other nonemployee service providers or consultants of the Company and are considered profits interests for United States federal income tax purposes.

Class P Unit Modifications

During June, July, September, and October 2020, all outstanding Class P units were modified. All 1,858,210 outstanding Class P units were modified to include a provision that if the employment with or service to the Company is terminated, then all outstanding Class P units that have satisfied the service-based vesting requirements will remain outstanding. 384,522 of the outstanding Class P units were also modified to include both a service condition and a performance condition. The performance-based vesting condition is satisfied upon the occurrence of a qualifying distribution event, which is generally defined as an issuance of a distribution to the Parent’s partners. As of the modification dates, the Company measured the fair value of all modified Class P units. If the performance-based vesting condition had occurred on January 3, 2021, the Company would have recognized $1.8 million of equity-based compensation expense for Class P unit awards that had satisfied or partially satisfied the time-based vesting condition on that date and would have approximately $1.4 million of unrecognized compensation cost that represents the Class P unit awards which have not met the time-based condition as of January 3, 2021. As of January 3, 2021, 611,944 of the unvested Class P unit awards were subject to accelerated vesting based upon a Sale of the Parent as defined in the Parent’s limited partnership agreement. If a Sale of the Parent had occurred on January 3, 2021, the Company would have recognized $2.7 million of equity-based compensation expense for such Class P unit awards.

The Company recorded equity-based compensation expense of $8.8 million during 2020 related to the modified and vested service-based Class P units ($8.4 million upon modification and $0.4 million related to vesting thereafter). The 1,473,688 Class P units with a service-based vesting condition had a weighted average modification date fair value of $6.90 per Class P unit.

The modified Class P units with both a service and performance condition had a modification date fair value of $8.45 per Class P unit. As of January 3, 2021, there were 384,522 Class P units outstanding with unrecognized equity-based compensation expense of $3.2 million, and the Company has concluded that the performance-based condition was not met and accordingly, no expense has been recognized.

Class P Unit 2020 Grants

During October 2020, the Parent granted an additional 1,094,861 Class P units which vest monthly over four years from the grant date. During 2020, the Company recorded $0.3 million of equity-based compensation expense related to the 2020 Class P unit grants.

Pre-vesting Distributions

The Company recognized equity-based compensation expense (transactions with the Parent, see Note 11) of $2.0 million and zero for the pre-vesting distributions payable by the Parent during 2019

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

and 2020, respectively. Due to the 2020 modifications, pre-vesting distributions totaling $3.4 million will be recognized when both the service-based condition and the performance-based vesting conditions of the underlying Class P units are met. As of January 3, 2021, the performance-based condition was not met and no compensation expense associated with the pre-vesting distributions has been recognized. If the performance-based vesting condition had occurred on January 3, 2021, the Company would have recognized $1.9 million of equity-based compensation expense for pre-vesting distributions that had satisfied or partially satisfied the time-based vesting condition on that date and would have approximately $1.5 million of unrecognized compensation cost that represents the pre-vesting distributions which have not met the time-based condition as of January 3, 2021.

The following table summarizes the rollforward of unvested Class P units for 2020:

	Unvested Class P units	Weighted- Average Fair Value per Unit
Balance at December 29, 2019	1,266,321	N/A
Units granted	1,094,861	$4.54
Units vested	(530,030)	6.76
Units forfeited	(101,214)	1.01

Balance at January 3, 2021	1,729,938	$5.33

As of January 3, 2021, the unrecognized equity-based compensation expense for all Class P units with a service condition of $6.0 million will be recognized over a weighted-average period of 3.5 years.

The fair value of the Class P units at the modification dates during 2020 was estimated using a two-step process. First, the Company’s enterprise value was established using generally accepted valuation methodologies, including discounted cash flow analysis and comparable public company analysis. The fair value of the Parent is determined based on the fair value of the Company’s common stock. Second, the Parent’s enterprise value was allocated among the various classes of units that comprise the capital structure of the Parent using the Black-Scholes option-pricing method. The option-pricing method treats all levels of the capital structure as call options on the enterprise’s value, with the exercise price based on the “breakpoints” between each of the different claims on the securities. The inputs necessary for the option-pricing model include the current Parent enterprise value, breakpoints (the various characteristics for each class of equity, including liquidation preferences and priority distributions, in accordance with the LP Agreement and the Class P units), term, risk-free rate, and volatility.

The estimated modification date and grant date fair value of the Class P units during 2020 was estimated using the following range of assumptions:

2020
Expected term (in years)	2.5 - 3.0
Expected volatility	72% - 83%
Risk-free rate	0.21% - 0.35%
Dividend yield	0%

Expected Term— The expected term is estimated based on the Company’s expectations related to an exit strategy, such as an IPO or liquidation event.

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

Expected Volatility— The expected volatility is estimated based upon the unlevered volatilities observed from the publicly-traded guideline companies, re-levered based on the Company’s capital structure.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield as of the modification date or grant date for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the Class P units.

Dividend Yield—The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

10.	Income Taxes

All of the Company’s loss before income taxes is from the United States. The following table presents the components of the (provision for) benefit from income taxes (in thousands):

	2019	2020
Current:
Federal	$(1,625)	$900
State	(440)	357

Total current (provision) benefit	(2,065)	1,257

Deferred:
Federal	1,136	(220)
State	484	234

Total deferred benefit	1,620	14

Income tax (provision) benefit	$(445)	$1,271

The following table presents a reconciliation of the statutory federal rate to the Company’s effective tax rate:

	2019	2020
Federal statutory rate	21.0%	21.0%
State income taxes, net of federal tax benefit	561.3	0.9
Non-deductible equity-based compensation expense	(1,726.7)	(18.0)
Tax credits	229.2	0.4
Change in uncertain tax position	(532.1)	1.5
Prior year adjustments	(159.9)	0.2
Deduction for foreign derived intangible income	247.8	0.3
Meals and entertainment	(154.0)	(0.1)
Disallowed parking expenses	(46.5)	0.0
Other	(233.5)	0.0

Effective tax rate	(1,793.4)%	6.2%

Deferred income taxes reflect the net effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes, and (b) operating losses and tax credit carryforwards.

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

The following table presents the significant components of the Company’s deferred tax assets and liabilities (in thousands):

	December 29, 2019	January 3, 2021
Deferred tax assets:
Returns reserve accrual	$1,331	$489
Interest disallowance	3,028	4,005
UNICAP	658	532
Loan fees	361	—
Deferred Revenue	375	1,053
Accrued Expenses	225	774
Tax Credits	256	325
Net Operating Losses	19	333
Other	349	100

Gross deferred tax assets	6,602	7,611

Deferred tax liabilities:
Depreciation and amortization	(5,159)	(6,150)
Other	(199)	(202)

Gross deferred tax liabilities	(5,358)	(6,352)

Net deferred tax assets	$1,244	$1,259

Net deferred tax assets are included in other noncurrent assets on the consolidated balance sheets as of December 29, 2019 and January 3, 2021.

The tax benefit of net operating losses, temporary differences and credit carryforwards is required to be recorded as an asset to the extent that management assesses the realization is “more likely than not.” Realization of the future tax benefit is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Because of the Company’s recent history of consistent earnings and its expected future profitability, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently more likely than not to be realized, and accordingly, has not provided a valuation allowance.

As of January 3, 2021, the Company had state net operating loss carryforwards of $4.7 million, which may be available to reduce future taxable income. The state net operating loss carryforwards will expire, if not utilized, beginning in 2039. As of January 3, 2021, the Company also had state tax credit carryforwards of $0.4 million, which will expire, if not utilized, beginning in 2024. Lastly, the Company currently has $17.7 million of a federal disallowed interest expense carryforward under Section 163(j) of the Internal Revenue Code, which can be carried forward indefinitely.

Utilization of our net operating loss carryforwards, interest expense carryforwards, and tax credits may be subject to an annual limitation due to ownership changes that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code and similar state provisions. These ownership change limitations may limit the amount of net operating loss carryforwards or interest expense carryforwards and tax credits that can be utilized annually to offset future taxable income and tax, respectively.

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted on March 27, 2020 in the United States, which includes several significant provisions for corporations,

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

including modifications to the limitation on business interest expense and a payment deferral of employer payroll taxes. The Company has considered the modifications to the limitation on business interest expense within its provision for income taxes and has elected to defer the payment of employer payroll taxes in the twelve months ended January 3, 2021. The Company has deferred $1.1 million of U.S. payroll taxes as of January 3, 2021 through provisions of the CARES Act. The deferred payroll taxes are included within accrued expense and other current liabilities and other noncurrent liabilities in the consolidated balance sheets. The Company must repay half of the deferred payroll tax by December 31, 2021 and the remainder by December 31, 2022.

The following table presents a reconciliation of the beginning and ending amount of the Company’s unrecognized tax benefits (excluding interest and penalties) (in thousands):

	2019	2020
Beginning Balance	$885	$885
Increases related to tax positions taken during a prior year	—	7
Decreases related to settlements with taxing authorities	—	(766)

Ending Balance	$885	$126

During 2019 the Company recorded interest and penalties related to uncertain tax positions of $0.2 million. During 2020, the Company recorded a net benefit of $0.3 million for interest and penalties related to uncertain tax positions, which was comprised of $0.4 million release related to settlements with taxing authorities, partially offset by $0.1 million accrual on the remaining uncertain tax positions. As of December 29, 2019 and January 3, 2021, the Company had $0.5 million and $0.1 million, respectively, of accrued interest and penalties related to the uncertain tax positions. The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits in the financial statements as a component of income tax expense. The Company anticipates that the entire uncertain tax positions balance of $0.1 million, including interest and penalties of $0.1 million, will be settled over the next twelve months.

The Company’s federal and state income tax returns are generally not subject to examination by taxing authorities for fiscal years before 2017. There are currently no federal or state income tax audits in process.

11.	Related Party Transactions

Transactions with the Parent

Certain of the Company’s transactions with the Parent are classified as a component within additional paid-in capital in the consolidated statements of stockholder’s deficit as there are no defined payments or other terms associated with these transactions. Such transactions included equity-based compensation related to pre-vesting distributions of $2.0 million in 2019 and equity-based compensation expense related to outstanding Class P units of $9.1 million during 2020.

Series B Redeemable Preferred Stock Issuance

The Series B Preferred Stock shares purchased by entities related to current employees, board members, and service providers were recorded at fair value and the excess of the fair value of $2.21 per share over the consideration paid of $1.00 per share was recorded as equity-based compensation of $8.6 million. The Series B Preferred Stock shares purchased by an existing Series A stockholder

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

was recorded at fair value and excess of the fair value of $2.21 per share over the consideration paid of $1.00 per share was recorded as a deemed dividend of $0.5 million in additional paid-in capital.

Advance to/from Parent

On January 31, 2019, the Company paid a cash advance to the Parent of $2.4 million, which was used by the Parent to pay accrued Class P unit distributions to certain current employees of the Company. The Company recorded interest income on the advance of $0.1 million in 2019. During 2019, the Parent repaid the advance, including interest, and made an advance to the Company of $2.0 million for future distributions to certain current employees of the Company upon the December 31, 2019 vesting of their Class P units. An additional $37,000 was advanced to the Company from the Parent during 2020. During June 2020, the Company repaid the 2019 and 2020 advances from the Parent plus accrued interest of $0.1 million, which repayment was used by the Parent to pay accrued Class P unit distributions to certain current employees of the Company.

Management & Consulting Fees

The Company has accrued for management and consulting fees to H.I.G. Capital, LLC (“H.I.G.”, the Parent’s ultimate parent), Institutional Venture Partners (a Series A Preferred Stockholder), and certain board members. Expenses for such services were $0.6 million to H.I.G and $0.2 million to other related parties in 2019 and were $0.5 million to H.I.G. and $0.2 million to other related parties in 2020. There were $0.3 million of accrued liabilities related to these services as of December 29, 2019 and $0.2 million of accrued liabilities and $0.8 million of accounts payable related to these services as of January 3, 2021.

Operating Leases

The Company leases operations and warehouse spaces from a limited partner of the Parent and a Series B Preferred Stockholder of the Company. Total rent expense to the related party was $0.1 million each year in 2019 and 2020.

12.	Net Loss Per Share Attributable to Common Stockholder

The following securities were excluded from the computation of diluted net loss per share attributable to common stockholder for the periods presented because including them would have been anti-dilutive (on an as-converted basis):

	2019	2020
Convertible preferred stock (Series A)	3,129,634	3,129,634

Total	3,129,634	3,129,634

13.	Defined Contribution Plans

The Company sponsors a participant-directed 401(k) profit sharing plan for employees who have been working full-time at the Company for at least three months and are at least 21 years of age. Participants may make wage-deferred contributions up to the maximum allowed by law. The Company matches 100% of each participating employee’s deferral up to a maximum of 4% of eligible compensation. The Company may make additional discretionary matching contributions up to 6% of eligible compensation. The Company made matching contributions of $0.7 million each year in 2019 and 2020.

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

14.	Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through August 6, 2021, which is the date that the financial statements were available to be issued.

Amended Certificate of Incorporation

On February 2, 2021, the Company amended its Second Amended and Restated Certificate of Incorporation to amend the liquidation preference of the Series B preferred stock to an amount per share equal to a) two times the original issue price of $1.00 per share until August 28, 2022, or b) two times the original issue price of $1.00 per share plus an amount equal to 15% per annum accruing on two times the original issue price from August 28, 2022 through and including the date of payment, plus any dividends declared but unpaid.

Series B-1 Financing

On March 31, 2021, the Company entered into a Stock Purchase Agreement with officers and directors of the Company for the sale of an aggregate of 1,450,000 shares of Series B-1 preferred stock for gross proceeds of approximately $1.5 million. In connection with the offering, the Company filed an amended and restated certificate of incorporation which authorized the issuance of up to 2,500,000 shares of Series B-1 preferred stock with the same rights, preferences and privileges of the original Series B redeemable preferred stock and increased the authorized shares of common stock to 24,000,000.

Revolving line of credit

In March 2021, the Company repaid $8.6 million of the outstanding principal amount of the Revolving LOC.

Debt Amendment

In April 2021, the Company amended the minimum liquidity covenant under the Credit Agreement from $2.5 million to $10.0 million and extended the due date for the 2020 audited consolidated financial statements to September 30, 2021. Upon receipt of proceeds from an IPO, Special Purpose Acquisition Company transaction, or other liquidity transaction that involves the equity of Lulu’s or its affiliates, the Company is required, under the terms of the amendment, to pay off the outstanding obligations under the Credit Agreement before any proceeds are utilized by the Company.

2021 Equity Plan

In April 2021, the Company’s board of directors adopted the 2021 Equity Incentive Plan (“2021 Equity Plan”). The 2021 Equity Plan provides for the issuance of incentive stock options, restricted stock, restricted stock units and other stock-based and cash-based awards to the Company’s employees, directors, and consultants. The maximum aggregate number of shares reserved for issuance under the 2021 Equity Plan is 925,000 shares.

Executive Employment Agreement

In April 2021, the Company entered into an Employment Agreement (“Employment Agreement”) with the chief executive officer (“CEO”) of the Company. Pursuant to the terms of the Employment

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Consolidated Financial Statements

Agreement, the Company granted options to purchase 322,793 shares of common stock with an exercise price of $11.35 per share, which vest based on service and performance conditions. A portion of the options are also subject to accelerated vesting conditions upon the occurrence of certain future events, including an IPO. In addition, under the Employment Agreement and subject to ongoing employment, the CEO will receive two bonuses which will be settled in fully-vested shares of the Company’s common stock equal to $3 million each ($6 million in aggregate) upon the occurrence of certain future events, including an IPO, if such events occur prior to March 31, 2022 and March 31, 2023, respectively. If such events do not occur prior to the stated dates, the CEO will receive the respective bonuses in cash of $3 million (up to $6 million in aggregate).

LULU’S FASHION LOUNGE HOLDINGS, INC.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands, except share and per share amounts)

	As of January 3, 2021	As of July 4, 2021

Assets
Current assets:
Cash and cash equivalents	$15,554	$32,135
Accounts receivable	3,832	4,790
Inventory, net	16,895	21,196
Asset for recovery	1,104	4,693
Income tax refund receivable	2,739	—
Prepaids and other current assets	2,675	3,009

Total current assets	42,799	65,823
Restricted cash	505	505
Property and equipment, net	3,090	2,839
Goodwill	35,430	35,430
Tradename	18,509	18,509
Intangible assets, net	2,290	2,016
Other noncurrent assets	2,453	4,394

Total assets	$105,076	$129,516

Liabilities, Redeemable Preferred Stock, Convertible Preferred Stock and Stockholder’s Deficit
Current liabilities:
Accounts payable	$7,161	$9,592
Income taxes payable	—	3,198
Accrued expenses and other current liabilities	7,533	15,243
Returns reserve	2,895	13,589
Stored-value card liability	4,973	5,687
Revolving line of credit	8,580	—
Long-term debt, current portion	10,125	10,125

Total current liabilities	41,267	57,434
Long-term debt, net of current portion	96,856	94,449
Other noncurrent liabilities	2,504	2,194

Total liabilities	140,627	154,077

Commitments and Contingencies (Note 6)
Redeemable preferred stock: $0.001 par value, 7,500,001 and 10,000,001 shares authorized as of January 3, 2021 and July 4, 2021, respectively; 7,500,001 and 8,950,001 shares issued and outstanding as of January 3, 2021 and July 4, 2021, respectively; aggregate liquidation preference of $15,000 and $17,900 as of January 3, 2021 and July 4, 2021, respectively.	16,412	19,320
Convertible preferred stock: $0.001 par value, 3,129,635 shares authorized as of January 3, 2021 and July 4, 2021; 3,129,634 shares issued and outstanding as of January 3, 2021 and July 4, 2021; aggregate liquidation preference of $240,000 as of January 3, 2021 and July 4, 2021	117,038	117,038
Stockholder’s deficit:
Common stock: $0.001 par value, 21,196,740 and 24,000,000 shares authorized as of January 3, 2021 and July 4, 2021, respectively; 17,462,283 shares issued and outstanding as of January 3, 2021 and July 4, 2021	18	18
Additional paid-in capital	10,622	11,735
Accumulated deficit	(179,641)	(172,672)

Total stockholder’s deficit	(169,001)	(160,919)

Total liabilities, redeemable preferred stock, convertible preferred stock and stockholder’s deficit	$105,076	$129,516

The accompanying notes are an integral part of the condensed consolidated financial statements.

LULU’S FASHION LOUNGE HOLDINGS, INC.

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

(in thousands, except share and per share amounts)

	Six Months Ended
	June 28, 2020	July 4, 2021
Net revenue	$139,596	$172,541
Cost of revenue	77,080	90,008

Gross profit	62,516	82,533
Selling and marketing expenses	26,413	28,499
General and administrative expenses	43,325	36,240

Income (loss) from operations	(7,222)	17,794

Other income (expense), net:
Interest expense	(7,940)	(7,424)
Other income, net	66	58

Total other expense, net	(7,874)	(7,366)

Income (loss) before provision for income taxes	(15,096)	10,428
Income tax provision	(433)	(3,459)

Net income (loss) and comprehensive income (loss)	$(15,529)	$6,969
Deemed dividend to a preferred stockholder	(504)	—
Allocation of undistributed earnings to participating securities stockholder	—	(2,751)

Net income (loss) attributable to common stockholder – Basic and Diluted	$(16,033)	$4,218

Net income (loss) per share attributable to common stockholder – Basic and Diluted	$(0.92)	$0.24

Shares used to compute net income (loss) per share attributable to common stockholder – Basic and Diluted	17,462,283	17,462,283

The accompanying notes are an integral part of the condensed consolidated financial statements.

LULU’S FASHION LOUNGE HOLDINGS, INC.

Condensed Consolidated Statements of Redeemable Preferred Stock, Convertible Preferred Stock and Stockholder’s Deficit

(Unaudited)

(in thousands, except share amounts)

	For the Six Months Ended June 28, 2020

	Redeemable Preferred Stock		Convertible Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholder’s
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance as of December 30, 2019	—	$—	3,129,634	$117,038	17,462,283	$18	$2,040	$(160,337)	$(158,279)
Series B redeemable preferred stock issuance, net of issuance costs of $163	7,500,001	16,412	—	—	—	—	(504)	—	(504)
Equity-based compensation (Note 9)	—	—	—	—	—	—	8,428	—	8,428
Net loss and comprehensive loss	—	—	—	—	—	—	—	(15,529)	(15,529)

Balance as of June 28, 2020	7,500,001	$16,412	3,129,634	117,038	17,462,283	$18	$9,964	$(175,866)	$(165,884)

	For the Six Months Ended July 4, 2021

	Redeemable Preferred Stock		Convertible Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholder’s
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance as of January 3, 2021	7,500,001	$16,412	3,129,634	$117,038	17,462,283	$18	$10,622	$(179,641)	$(169,001)
Series B-1 redeemable preferred stock issuance, net of issuance costs of $23	1,450,000	2,908	—	—	—	—	—	—	—
Equity-based compensation (Note 9)	—	—	—	—	—	—	1,113	—	1,113
Net income and comprehensive income	—	—	—	—	—	—	—	6,969	6,969

Balance as of July 4, 2021	8,950,001	$19,320	3,129,634	$117,038	17,462,283	$18	$11,735	$(172,672)	$(160,919)

The accompanying notes are an integral part of the condensed consolidated financial statements.

LULU’S FASHION LOUNGE HOLDINGS, INC.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(in thousands)

	Six months ended
	June 28, 2020	July 4, 2021
Cash Flows from Operating Activities
Net income (loss)	$(15,529)	$6,969
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,654	1,421
Amortization of debt discount and debt issuance costs	1,120	1,355
Interest expense capitalized to principal of long-term debt and revolving line of credit	196	1,394
Equity-based compensation expense	8,428	1,113
Equity-based compensation expense related to redeemable preferred stock issuance	8,571	1,481
Equity-based compensation expense related to special compensation liability awards	—	980
Write-off of deferred offering costs	1,950	—
Deferred income taxes	745	(2,082)
Changes in operating assets and liabilities:
Accounts receivable	1,245	(958)
Inventories	10,031	(4,301)
Asset for recovery	129	(3,589)
Income tax (receivable) payable	(32)	6,046
Prepaids and other current assets	1,034	(266)
Accounts payable	(6,025)	2,442
Accrued expenses and other current liabilities	711	18,449
Other noncurrent liabilities	(358)	(619)

Net cash provided by operating activities	13,870	29,835

Cash Flows from Investing Activities
Capitalized software development costs	(683)	(532)
Purchases of property and equipment	(607)	(430)

Net cash used in investing activities	(1,290)	(962)

Cash Flows from Financing Activities
Proceeds from borrowings on revolving line of credit	5,300	—
Repayments on revolving line of credit	—	(8,580)
Repayment of long-term debt	—	(5,063)
Payment of debt issuance costs	(132)	(61)
Advance from Parent	37	—
Repayment of Advance from Parent	(2,040)	—
Proceeds from issuance of redeemable preferred stock, net of issuance costs	7,337	1,427
Other	(21)	(15)

Net cash provided by (used in) financing activities	10,481	(12,292)

Net increase in cash, cash equivalents and restricted cash	23,061	16,581
Cash, cash equivalents and restricted cash at beginning of period	6,361	16,059

Cash, cash equivalents and restricted cash at end of period	$29,422	$32,640

(Continued)

LULU’S FASHION LOUNGE HOLDINGS, INC.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(in thousands)

	Six months ended
	June 28, 2020	July 4, 2021
Supplemental Disclosure
Cash paid for income taxes, net of income tax refunds	$43	$(316)
Cash paid for interest	$4,412	$4,724

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Purchases of property and equipment included in accounts payable and accrued expenses	$—	$28
Debt issuance costs included in accrued expenses	$1,222	$917
Deemed dividend to a preferred stockholder	$504	$—
Paid-in-kind interest added to principal balance of long-term debt and revolving line of credit	$196	$1,394
Deferred offering costs in accounts payable	$—	$68

(Concluded)

The accompanying notes are an integral part of the condensed consolidated financial statements.

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1.	Description of Business

Pursuant to a reorganization, Lulu’s Fashion Lounge Holdings, Inc., a Delaware Corporation (“Lulus”, or the “Company”), was formed on August 25, 2017 as a holding company and its primary asset is an indirect membership interest in Lulu’s Fashion Lounge, LLC (“LFL”). Prior to the sale of the Company’s Series A convertible preferred stock, the Company was wholly-owned by Lulu’s Holdings, L.P. (the “Parent”). As of July 4, 2021, the Company is majority-owned by the Parent.

LFL was founded in 1996, starting as a vintage boutique in Chico, CA that began selling online in 2005 and transitioned to a purely online business in 2008. The Parent was formed in 2014 as a holding company and purchased 100% of LFL’s outstanding common stock in 2014. The Company, through LFL, is an online retailer of women’s clothing, shoes and accessories based in Chico, CA.

Impact of COVID-19

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus that causes the disease COVID-19 a global pandemic. The COVID-19 pandemic has had a significant impact on the broader economy and consumer behavior. As a result of these developments, the Company experienced an unfavorable impact on its revenue, results of operations and cash flows in 2020 and on its operations to date in 2021.

The Company may face longer term impacts from COVID-19 due to, among other factors, evolving federal, state and local restrictions and shelter-in-place orders, changes in consumer behavior and health concerns which may impact customer demand, as well as labor shortages, supply chain disruptions and higher shipping costs. The current events and economic conditions are significant in relation to the Company’s ability to fund its business operations. In response to the impact of COVID-19, the Company implemented a number of measures to minimize cash outlays, including reducing discretionary marketing and other expenses. Additionally, in June 2020, the Company modified its existing credit agreement to amend covenants and adjust certain payment terms. The Company also borrowed $5.3 million under its existing revolving line of credit facility (see Note 5, Debt). The Company repaid the entire outstanding balance under the revolving line of credit in March 2021 (see Note 5, Debt). The Company sold shares of Series B Preferred Stock in June 2020 for net cash proceeds of $7.3 million and sold shares of Series B-1 Preferred Stock in March 2021 for net cash proceeds of $1.4 million (see Note 7, Preferred Stock).

Liquidity and Going Concern

The accompanying condensed consolidated financial statements of the Company have been prepared assuming the Company will continue as a going concern and in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The going concern basis of presentation assumes that the Company will continue in operation one year after the date these condensed consolidated financial statements are issued and will be able to realize the Company’s assets and discharge the Company’s liabilities and commitments in the normal course of business.

As discussed in Note 5, Debt, the Company is required to make contractual principal payments of $5.1 million during the remainder of fiscal year 2021 and $102.6 million during fiscal year 2022 related to the Term Loan. Given the existing cash and cash equivalents as of July 4, 2021, the Company is

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

projecting insufficient liquidity to service its contractual payments related to the Term Loan through one year following the date that the condensed consolidated financial statements are issued. If cash resources are insufficient to repay the Company’s Term Loan, the Company will be required to scale back or discontinue its operations entirely. While the Company expects to obtain additional financing through the capital markets, there is no assurance that the Company will be successful in obtaining any funding for the repayment of the Term Loan during fiscal year 2022. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company.

In view of the matters described above, management has concluded that these factors raise substantial doubt about the ability of the Company to continue as a going concern. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.	Significant Accounting Policies

Basis of Presentation and Fiscal Year

The Company’s fiscal year consists of a 52-week or 53-week period ending on the Sunday nearest December 31.

The condensed consolidated financial statements and accompanying notes include the accounts of the Company and its wholly owned subsidiaries, after elimination of all intercompany balances and transactions. The accompanying condensed consolidated financial statements have been prepared in accordance GAAP and the requirements of the Securities and Exchange Commission (“SEC”) for interim reporting. As permitted under these rules, certain information and disclosures normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. These condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of July 4, 2021 and its results of operations and cash flows for the six months ended June 28, 2020 and July 4, 2021. The results of operations for the six months ended July 4, 2021 are not necessarily indicative of the results to be expected for the fiscal year ending January 2, 2022 or for any other future annual or interim period.

The condensed consolidated balance sheet as of January 3, 2021 was derived from the Company’s audited consolidated financial statements, which are included in the prospectus herein. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes thereto included in the prospectus herein.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

reporting period. The significant estimates and assumptions made by management relate to sales return reserves and related assets for recovery, valuation of redeemable preferred stock, valuation of the Parent’s Class P unit equity-based awards, valuation of stock options, and valuation of common stock. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods. As future events and their effects cannot be determined with precision, actual results could materially differ from those estimates and assumptions.

Segment Reporting

The Company manages its business on the basis of one operating and reportable segment, retail. The Company’s chief operating decision maker, its chief executive officer (“CEO”), reviews financial information on an aggregate basis for the purposes of allocating resources and evaluating financial performance. All long-lived assets are located in the United States and substantially all revenue is attributable to customers based in the United States. International sales are not significant.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. At times, such amounts may exceed federally insured limits. The Company reduces credit risk by depositing its cash with major credit-worthy financial institutions within the United States. To date, the Company has not experienced any losses on its cash deposits. As of January 3, 2021 and July 4, 2021, a single wholesale customer represented 51% and 30% respectively, of the Company’s accounts receivable balance. No customer accounted for greater than 10% of the Company’s net revenue during the six months ended June 28, 2020 and July 4, 2021.

Cash, Cash Equivalents and Restricted Cash

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the condensed consolidated balance sheets to the amounts shown in the condensed consolidated statements of cash flows (in thousands):

	January 3, 2021	July 4, 2021
Cash and cash equivalents	$15,554	$32,135
Restricted cash	505	505

Total cash and restricted cash	$16,059	$32,640

Deferred Offering Costs

Deferred offering costs consist of expenses incurred in connection with an equity offering, including legal, accounting, printing, and other initial public offering (“IPO”)-related costs. Deferred offering costs are written off to operating expenses in the condensed consolidated statements of

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

operations and comprehensive income (loss) upon the termination or significant delay of a planned equity offering. During the six months ended June 28, 2020, approximately $2.0 million of deferred offering costs were written off to general and administrative expenses in the Company’s condensed consolidated statements of operations and comprehensive income (loss). Deferred offering costs of $0.1 million were capitalized within prepaid and other current assets in the condensed consolidated balance sheets as of July 4, 2021 (none as of January 3, 2021).

Revenue Recognition

The Company generates revenue primarily from the sale of merchandise products directly to end customers. The sale of products is a distinct performance obligation, and revenue is recognized at a point in time when control of the promised product is transferred to customers, which the Company determined occurs upon shipment based on its evaluation of the related shipping terms. Revenue is recognized in an amount that reflects the transaction price consideration that the Company expects to receive in exchange for those products. The Company’s payment terms are typically at the point of sale for merchandise product sales.

The Company elected to exclude from revenue taxes assessed by governmental authorities, including value-added and other sales-related taxes, that are imposed on and concurrent with revenue-producing activities. The Company has elected to apply the practical expedient, relative to e-commerce sales, which allows an entity to account for shipping and handling as fulfillment activities, and not a separate performance obligation. Accordingly, the Company recognizes revenue for only one performance obligation, the sale of the product, at shipping point (when the customer gains control). Shipping and handling costs associated with outbound freight are accounted for as fulfillment costs and are included in cost of goods sold. The Company has elected to apply the practical expedient to expense costs as incurred for incremental costs to obtain a contract when the amortization period would have been one year or less.

Revenue from merchandise product sales is reported net of sales returns, which includes an estimate of future returns based on historical return rates, with a corresponding reduction to cost of sales. There is judgment in utilizing historical trends for estimating future returns. The Company’s refund liability for sales returns is included in the returns reserve on its condensed consolidated balance sheets and represents the expected value of the refund that will be due to the Company’s customers. The Company also has a corresponding asset for recovery that represents the expected net realizable value of the merchandise inventory to be returned.

The Company sells stored-value gift cards to customers and offers merchandise credit stored-value cards for certain returns. Such stored-value cards do not have an expiration date. The Company recognizes revenue from stored-value cards when the card is redeemed by the customer. The Company has determined that sufficient evidence exists to support an estimate for stored-value card breakage. Subject to requirements to remit balances to governmental agencies, breakage is recognized as revenue in proportion to the pattern of rights exercised by the customer, which is substantially within thirty-six months from the date of issuance. The amount of breakage recognized in revenue during the six months ended June 28, 2020 and July 4, 2021 was not material.

The Company has two types of contractual liabilities: (i) cash collections from its customers prior to delivery of products purchased (“deferred revenue”), which are initially recorded within accrued

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

expenses and recognized as revenue when the products are shipped, (ii) unredeemed gift cards and online store credits, which are initially recorded as a stored-value card liability and are recognized as revenue in the period they are redeemed.

The following table summarizes the significant changes in the contract liabilities balances during the six months ended June 28, 2020 and July 4, 2021 (in thousands):

	Deferred Revenue	Stored-Value Cards
Balance as of December 31, 2019	$547	$4,605
Revenue recognized that was included in contract liability balance at the beginning of the period	(547)	(1,626)
Increase due to cash received, excluding amounts recognized as revenue during the period	1,232	1,713

Balance as of June 28, 2020	$1,232	$4,692

	Deferred Revenue	Stored-Value Cards
Balance as of January 3, 2021	$792	$4,973
Revenue recognized that was included in contract liability balance at the beginning of the period	(792)	(1,334)
Increase due to cash received, excluding amounts recognized as revenue during the period	1,259	2,048

Balance as of July 4, 2021	$1,259	$5,687

Selling and Marketing Expenses

Advertising costs included in selling and marketing expenses were $21.1 million and $20.1 million for the six months ended June 28, 2020 and July 4, 2021, respectively.

Equity-Based Compensation

Stock Options

The Company grants stock option awards to certain employees, officers, directors, and other nonemployee service providers. The Company accounts for equity-based compensation expense by calculating the estimated fair value of each award at the grant date or modification date by applying the Black-Scholes option pricing model. The model utilizes the estimated per share fair value of the Company’s underlying common stock at the measurement date, the expected or contractual term of the option, the expected stock price volatility, risk-free interest rates, and the expected dividend yield of the common stock. Equity-based compensation expense is recognized on a straight-line basis over the period the employee or non-employee is required to provide service in exchange for the award, which is generally the vesting period. The Company classifies equity-based compensation expense as general and administrative expense in the Company’s condensed consolidated statements of operations and comprehensive income (loss).

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The Company bases its estimate of expected volatility on the historical volatility of comparable companies from a representative peer group selected based on industry, financial, and market capitalization data. The Company recognizes forfeitures as they occur.

Determining the grant date fair value of options using the Black-Scholes option pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

Class P Units

Certain of the Company’s employees participate in an equity incentive program (consisting of Class P units) offered by the Parent. The Parent’s Class P units are available to be issued as incentive compensation to employees, officers, directors, and other nonemployee service providers or consultants of the Company. Through mid-2020, the Company had concluded that the Parent’s Class P units were not a substantive class of equity and any associated pre-vesting distributions allocated to the Parent’s Class P units have been recorded as equity-based compensation under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic No. 710, Compensation—General (“ASC 710”), once the contingent payment becomes probable of payment, which is upon vesting of the Class P units. During mid-2020, all outstanding Class P units were modified to update forfeiture terms related to employment requirements and vesting conditions were added to some of the Class P units. Due to the modifications to the employment requirements, the Company concluded that the Class P units are a substantive class of equity to be accounted for under FASB ASC Topic No. 718, Compensation—Stock Compensation (“ASC 718”) and that the associated pre-vesting distributions related to outstanding Class P units for five employees are a separate award that are accounted for under ASC 710. Equity-based compensation related to the Class P unit awards and any pre-vesting distributions are recognized as general and administrative expense in the Company’s condensed consolidated statements of operations and comprehensive income (loss).

Equity-based compensation is measured at the grant date or modification date for all equity-based awards made to employees and nonemployees based on the fair value of the awards. The Company has elected to recognize forfeitures by reducing the equity-based compensation in the same period as the forfeitures occur. The method for how fair value is determined for the awards is described in Note 9, Equity-Based Compensation. The assumptions used to determine the fair value of the Class P units represent management’s best estimates. Awards with only service conditions are recognized as expense on a straight-line basis over the requisite service period, which is generally four years.

Certain of the outstanding Class P units which were modified in 2020 now vest upon the satisfaction of both a service condition (satisfied over four years) and a performance condition. When the performance-based vesting condition becomes probable, which is upon the completion of a qualifying distribution event, the Company will immediately record cumulative stock-based compensation expense using the accelerated attribution method for the awards that have met the service-based vesting condition. The Company has not recognized any stock-based compensation expense for the performance-based Class P units as a qualifying distribution event has not occurred.

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Net Income (Loss) Per Share Attributable to Common Stockholders

The Company calculates basic and diluted net income (loss) per share attributable to common stockholders in conformity with the two-class method required for participating securities as the application of the if converted method is not more dilutive. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

The Company considers its redeemable preferred stock and convertible preferred stock to be participating securities. In accordance with the two-class method, net income is adjusted for earnings allocated to these participating securities and the related number of outstanding shares of the participating securities, which include contractual participation rights in undistributed earnings, have been excluded from the computation of basic and diluted net income per share attributable to common stockholders. The redeemable preferred stock and convertible preferred stock contractually entitle the holders of such shares to participate in dividends but do not contractually require the holders of such shares to participate in the Company’s losses. As such, where applicable, net losses were not allocated to these securities.

During the six months ended June 28, 2020 and July 4, 2021, basic net income (loss) per common share is computed using net income (loss) attributable to common stockholder divided by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share represents net income (loss) attributable to common stockholder divided by the weighted average number of common shares outstanding during the period, including the effects of any dilutive securities outstanding. Basic and diluted net income (loss) per common share attributable to common stockholder are the same for each period presented since the inclusion of all potential shares of common stock outstanding would have been anti-dilutive.

The following securities were excluded from the computation of diluted net loss per share attributable to common stockholder for the six-month periods presented because including them would have been anti-dilutive (on an as-converted basis):

	June 28, 2020	July 4, 2021
Series A convertible preferred stock	3,129,634	3,129,634
Stock options	—	322,793

Total	3,129,634	3,452,427

Redeemable Preferred Stock

The Company has elected to record its redeemable preferred stock at the greater of its redemption value or the issuance date fair value, net of issuance costs, as it is probable of becoming redeemable due to the passage of time. Any change to the carrying value of redeemable preferred stock recognized in each period is recorded to additional paid-in capital, or in the absence of additional paid-in capital, recorded to accumulated deficit.

The issuance date fair value of the redeemable preferred stock shares purchased by executives and entities related to current employees, board members, and service providers was higher than the

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

consideration paid and such excess was recorded as equity-based compensation. The excess of the fair value over consideration paid for redeemable preferred stock shares purchased by an existing convertible preferred stockholder was accounted for as a deemed dividend and recorded in additional paid-in capital in the six months ended June 28, 2020.

Recently Adopted Accounting Pronouncements

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which clarifies the accounting for implementation costs in cloud computing arrangements. The update effectively aligns the requirements for capitalizing implementation costs incurred in a cloud computing arrangement service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for fiscal years beginning after December 15, 2020, including interim periods within fiscal years beginning after December 15, 2021. The Company adopted this standard on January 4, 2021 using the prospective transition method. The adoption of the new standard did not have a material impact on the Company’s condensed consolidated financial statements.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU. 2016-02, Leases (Topic 842), as amended, which requires lessees to recognize a right-of-use asset and lease liability on their condensed consolidated balance sheets for all leases with a term longer than twelve months. The guidance, as amended, is effective for fiscal years beginning after December 15, 2021, including interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company anticipates implementing the standard by taking advantage of the alternative transition method and will apply the transition approach as of the beginning of the period of adoption and will not be restating comparative periods. The Company is currently evaluating the impact that adopting this standard will have on its condensed consolidated financial statements. The Company expects that it will result in a significant increase in its long-term assets and liabilities.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which amends guidance on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities from an incurred loss methodology to an expected loss methodology. For assets held at amortized cost basis, the guidance eliminates the probable initial recognition threshold and instead requires an entity

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses are recorded through an allowance for credit losses, rather than a write-down, limited to the amount by which fair value is below amortized cost. Additional disclosures about significant estimates and credit quality are also required. The guidance is effective for the Company for fiscal years beginning after December 15, 2022. The Company is currently assessing the potential impact of adopting ASU 2016-13 on its condensed consolidated financial statements and does not expect the adoption to have a material impact.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This standard is effective for fiscal periods beginning after December 15, 2021, including interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the potential impact of adopting this guidance on its condensed consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Accounting, which, as amended, provides optional guidance for a limited period of time to ease the potential burden in accounting for (or reorganizing the effects of) reference rate reform on financial reporting. This standard can be adopted immediately, however, the guidance will only be available until December 31, 2022. The Company is currently evaluating the potential impact of adopting this guidance on its condensed consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40), which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The guidance is effective for the Company for the fiscal year beginning after December 15, 2023 and interim periods within that fiscal year, with early adoption permitted. The Company is currently evaluating the potential impact of adopting this guidance on its condensed consolidated financial statements.

3.	Fair Value Measurements

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts payable, accrued expenses, revolving line of credit and long-term debt. As of January 3, 2021 and July 4, 2021, the carrying values of cash and cash equivalents, restricted cash, accounts payable and accrued expenses approximate fair value due to their short-term maturities. The fair values of long-term debt and revolving line of credit approximate their carrying value as the stated interest rates reset monthly at the London Interbank Offered Rate (“LIBOR”) plus an Applicable Margin (see Note 5, Debt) and, as such, approximate market rates currently available to the Company. The Company does not have any financial instruments that were determined to be Level 3.

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

4.	Balance Sheet Components

Prepaids and Other Current Assets

Prepaids and other current assets consisted of the following (in thousands):

	January 3, 2021	July 4, 2021
Prepaid software subscriptions	$897	$1,205
Prepaid inventory and fulfillment supplies	483	538
Prepaid insurance	391	269
Prepaid rent	273	281
Deferred offering costs	—	68
Other	631	648

Prepaids and other current assets	$2,675	$3,009

Property and Equipment, net

Property and equipment, net consisted of the following (in thousands):

	January 3, 2021	July 4, 2021
Leasehold improvements	$3,647	$3,731
Equipment	2,595	2,876
Furniture and fixtures	1,849	1,849
Construction in progress	28	27

Total property and equipment	8,119	8,483
Less: accumulated depreciation and amortization	(5,029)	(5,644)

Property and equipment, net	$3,090	$2,839

Depreciation of property and equipment for the six months ended June 28, 2020 and July 4, 2021 was $0.8 million and $0.6 million, respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	January 3, 2021	July 4, 2021
Accrued compensation and benefits	$2,932	$7,406
Accrued debt amendment fees	917	917
Accrued marketing	495	637
Accrued interest	169	120
Sales tax payable	563	2,150
Other	2,457	4,013

Accrued expenses and other current liabilities	$7,533	$15,243

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The Company reclassified sales tax payable from other as of January 3, 2021 to conform to the current period presentation.

5.	Debt

In August 2017, the Company entered into a term loan with a principal amount of $135.0 million (“Term Loan”) and a revolving credit facility of $10.0 million (“Revolving LOC”) with certain financial institutions for which Credit Suisse is acting as an administrative agent (the “Credit Agreement”).

The Company’s outstanding debt under the Term Loan consisted of the following (in thousands):

	January 3, 2021	July 4, 2021
Principal amount of Term Loan	$111,354	$107,686
Less: Unamortized discount and debt issuance costs	(4,373)	(3,112)

Total carrying value of long-term debt	106,981	104,574
Less: Current portion of long-term debt	(10,125)	(10,125)

Long-term debt, net of current portion	$96,856	$94,449

The Company’s outstanding debt under the Revolving LOC consisted of the following (in thousands):

	January 3, 2021	July 4, 2021
Principal amount of Revolving LOC	$8,580	$—
Less: Unamortized debt issuance costs(1)	(107)	(75)

Total carrying value of Revolving LOC	$8,473	$(75)

(1)	Debt issuance costs are included in other noncurrent assets in the condensed consolidated balance sheets.

During June 2020, the Company entered into a Waiver and Fifth Amendment to the Credit Agreement (the “Fifth Amendment”), which amended the following:

•	Waived the Company’s Existing Payment Default, Existing Covenant Default, and Existing Notice Defaults;

•

Amended interest payments on the Term Loan and Revolver, resulting in a portion of interest from June 5, 2020 to the date that the Company provides evidence of compliance with the required Leverage Ratios (the “Compliance Date”, which was not met as of January 3, 2021) being payable in kind, with such interest being added to the outstanding principal balance of the Term Loan and Revolver;

•	Deferred March, June, and September 2020 principal payments due of $7.5 million for the Term Loan to the maturity date;

•

Modified the Applicable Margin on the Term Loan from the Fifth Amendment Effective Date (June 5, 2020) to the first day of the month beginning after the Compliance Date, from an Applicable Margin of 9.00% to 9.50% for LIBOR Rate Term Loans and from an Applicable Margin of 8.00% to 8.50% for the Base Rate Term Loans; and

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

•

Modified the Applicable Margin on the Revolver from the Fifth Amendment Effective Date (June 5, 2020) to the first day of the month beginning after the Compliance Date, from an Applicable Margin of 7.00% to 8.50% for LIBOR Rate Loans and from an Applicable Margin of 6.00% to 7.50% for Base Rate Loans.

For the Fifth Amendment, the Company incurred an amendment fee and other costs totaling $1.4 million that were treated as a debt issuance cost and will be amortized over the remaining term. As of January 3, 2021 and July 4, 2021, $0.9 million of the amendment fee was unpaid and included within accrued expenses and other current liabilities. There was no gain or loss arising from the Fifth Amendment as it was considered to be a debt modification.

During April 2021, the Company entered into the Sixth Amendment to the Credit Agreement (“Sixth Amendment”), which amended the following:

•	Amended the minimum liquidity covenant from $2.5 million to $10.0 million

•	Extended the due date for the 2020 audited consolidated financial statements to September 30, 2021;

•

Upon receipt of proceeds from an IPO, Special Purpose Acquisition Company transaction, or other liquidity transaction that involves the equity of Lulu’s or its affiliates, the Company is required to pay off the outstanding obligations under the Credit Agreement before any proceeds are utilized by the Company.

There was no gain or loss arising from the Sixth Amendment as it was considered to be a debt modification.

The Term Loan requires mandatory additional prepayments in May of each year if the Company’s Excess Cash Flow (“ECF”) for the preceding year exceeds the ECF as defined in the Term Loan agreement. There are no ECF payments due in the year ending January 2, 2022 related to 2020.

Amortization installment payments on the Term Loan are required to be made in quarterly installments of $2.5 million, with the remaining outstanding amount to be payable on August 28, 2022, the maturity date for the Term Loan. The effective interest rate on the Term Loan was 13.1% and 12.9% for the six months ended June 28, 2020 and July 4, 2021, respectively.

Revolving LOC

Outstanding amounts under the Revolving LOC bear interest at variable rates with a minimum of 7.00%. The effective interest rate for the Revolving LOC for the six months ended June 28, 2020 and July 4, 2021 was 10.3% and 9.6%, respectively. Unused portions of the Revolving LOC bear a variable commitment fee of a minimum 0.375% to 0.50% per annum and are paid quarterly. The Revolving LOC matures on May 29, 2022. The Revolving LOC was amended with the Fifth Amendment, but there was no change to the commitment or the maturity date. In March 2021, the Company repaid $8.6 million of the outstanding principal amount of the Revolving LOC. As of July 4, 2021, there was no outstanding balance on the Revolving LOC and the Company had $9.15 million remaining capacity under the Revolving LOC, net of outstanding letters of credit of $0.9 million.

The Term Loan and Revolving LOC are secured by all the assets of the Company and contain financial and reporting covenants, including restrictions on LFL with respect to the payment of

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

dividends, which the Company was in compliance with as of July 4, 2021. Financial covenants include minimum liquidity amounts and are applicable if the Company’s overall liquidity is less than or equal to $10.0 million at the end of a reporting period. Substantially all of LFL’s assets are restricted from distribution to the Company. The Company does not have any material assets or liabilities, other than its indirect investment in LFL. For the periods reported in these condensed consolidated financial statements, the Company has not and does not have any material operations on a standalone basis, and all of the operations of the Company are carried out by LFL.

Debt discounts and issuance costs are deferred and amortized over the life of the related loan using the effective interest method. The associated expense is included in interest expense in the condensed consolidated statements of operations and comprehensive income (loss). Debt discounts and issuance costs are presented as a reduction of long-term debt with the exception of debt issuance costs related to the revolving loan agreement which are included in other non-current assets in the condensed consolidated balance sheets.

Future minimum payments of principal on the Company’s outstanding debt were as follows (in thousands):

Fiscal Year Ending	Amounts
2021 (remaining six months)	$5,062
2022	102,624

Total principal amount	$107,686

6.	Commitments and Contingencies

Operating Leases

As of July 4, 2021, the Company had non-cancelable operating leases for its corporate offices and warehouses expiring at various dates through 2026, some of which have renewal provisions. Rental expense classified within general and administrative expenses in the condensed consolidated statements of operations and comprehensive income (loss) totaled $1.6 million and $1.5 million in the six months ended June 28, 2020 and July 4, 2021, respectively.

Future minimum lease payments under non-cancelable operating leases as of July 4, 2021 were as follows (in thousands):

Fiscal Year ending:	Amounts
2021 (remaining six months)	$1,434
2022	2,789
2023	2,230
2024	1,777
2025	1,830
Thereafter	153

Total	$10,213

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Litigation and Other

From time to time, the Company may be a party to litigation and subject to claims incurred in the ordinary course of business, including personal injury and indemnification claims, labor and employment claims, threatened claims, breach of contract claims, and other matters. The Company accrues a liability when management believes information available prior to the issuance of the condensed consolidated financial statements indicates it is probable a loss has been incurred as of the date of the condensed consolidated financial statements and the amount of loss can be reasonably estimated. The Company adjusts its accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. Legal costs are expensed as incurred. Although the results of litigation and claims are inherently unpredictable, management concluded that it was not probable that it had incurred a material loss during the periods presented related to such loss contingencies. Therefore, the Company has not recorded a reserve for any contingencies.

During the normal course of business, the Company may be a party to claims that are not covered by insurance. While the ultimate liability, if any, arising from these claims cannot be predicted with certainty, management does not believe that the resolution of any such claims would have a material adverse effect on the Company’s condensed consolidated financial statements. As of June 28, 2020, January 3, 2021 and July 4, 2021, the Company was not aware of any currently pending legal matters or claims, individually or in the aggregate, that are expected to have a material adverse impact on its condensed consolidated financial statements.

Indemnification

The Company also maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify the Company’s directors. To date, the Company has not incurred any material costs and has not accrued any liabilities in the condensed consolidated financial statements as a result of these provisions.

7.	Preferred Stock

The Company had outstanding redeemable preferred stock and convertible preferred stock (collectively, “Preferred Stock”) as follows (in thousands, except share and per share amounts):

	January 3, 2021
	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Net Carrying Value	Liquidation Preference
Convertible Preferred Stock (Series A)	3,129,635	3,129,634	$38.34	$117,038	$240,000
Redeemable Preferred Stock (Series B and B-1)	7,500,001	7,500,001	1.00	16,412	15,000

Total	10,629,636	10,629,635		$133,450	$255,000

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

	July 4, 2021
	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Net Carrying Value	Liquidation Preference
Convertible Preferred Stock (Series A)	3,129,635	3,129,634	$38.34	$117,038	$240,000
Redeemable Preferred Stock (Series B and B-1)	10,000,001	8,950,001	1.00	19,320	17,900

Total	13,129,636	12,079,635		$136,358	$257,900

The Company classifies its Preferred Stock (Series A, Series B and Series B-1) outside of stockholder’s deficit because the shares contain a redemption feature that is not within the Company’s control. As of July 4, 2021, the Company did not adjust the carrying value of the Series A Preferred Stock to its redemption value as a qualifying redemption event was not probable. Subsequent adjustments to the carrying value to the ultimate redemption value will be made only when it becomes probable that such a redemption event will occur. The Series B and Series B-1 Preferred Stock are not currently redeemable but are probable of becoming redeemable based on the passage of time. The carrying value of the Series B and Series B-1 Preferred Stock is greater than its redemption value as of January 3, 2021 and July 4, 2021.

Series B and Series B-1 Redeemable Preferred Stock Issuance

During June 2020, the Company issued and sold 7,500,001 shares of Series B Preferred Stock at $1.00 per share to the general partner and a limited partner of the Parent and the Series A preferred stockholders. The Company received gross cash proceeds of $7.5 million and incurred issuance costs associated with the Series B Preferred Stock issuance of $0.2 million. For accounting purposes, the Company determined the fair value of the Series B Preferred Stock to be $2.21 per share at issuance. The Series B Preferred Stock shares purchased by entities related to current employees, board members, and service providers were recorded at fair value and the excess of the fair value over the consideration paid was recorded as equity-based compensation of $8.6 million. The Series B Preferred Stock shares purchased by an existing Series A preferred stockholder was recorded at fair value and the excess of the fair value over consideration paid was recorded as a deemed dividend of $0.5 million in additional paid-in capital.

During February 2021, the Company amended its Second Amended and Restated Certificate of Incorporation to amend the liquidation preference of the Series B preferred stock to an amount per share equal to a) two times the original issue price of $1.00 per share until August 28, 2022, or b) two times the original issue price of $1.00 per share plus an amount equal to 15% per annum accruing on two times the original issue price from August 28, 2022 through and including the date of payment, plus any dividends declared but unpaid.

During March 2021, the Company issued and sold 1,450,000 shares of Series B-1 Preferred Stock at $1.00 per share to current executives of the Company. In connection with the offering, the Company filed an amended and restated certificate of incorporation which authorized the issuance of up to 2,500,000 shares of Series B-1 preferred stock with the same rights, preferences and privileges of the Series B redeemable preferred stock and increased the authorized shares of common stock to 24,000,000.

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The Company received gross cash proceeds of $1.5 million and incurred nominal issuance costs associated with the Series B-1 Preferred Stock issuance. For accounting purposes, the Company determined the fair value of the Series B-1 Preferred Stock to be $2.02 per share at issuance. The Series B-1 Preferred Stock shares were recorded at fair value and the excess of the fair value over the consideration paid was recorded as equity-based compensation of $1.5 million.

The fair value of the Series B and Series B-1 Preferred Stock was estimated using a two-step process. First, the Company’s enterprise value was established using generally accepted valuation methodologies, including discounted cash flow analysis and comparable public company analysis. Second, the Company’s enterprise value was allocated among the various classes of outstanding securities using the Black-Scholes option-pricing method. The option-pricing method treats all levels of the capital structure as call options on the enterprise’s value, with the exercise price based on the “breakpoints” between each of the different claims on the securities. The inputs necessary for the Series B Preferred Stock option-pricing model include the Company’s then-current enterprise value, breakpoints (the various characteristics for each class of equity, including liquidation preferences and priority distributions), time to liquidity of 3 years, risk-free rate of 0.21%, and volatility of 72.0%.The inputs necessary for the Series B-1 Preferred Stock option-pricing model include the Company’s then-current enterprise value, breakpoints (the various characteristics for each class of equity, including liquidation preferences and priority distributions), time to liquidity ranging from 0.5 to 1.5 years depending on the scenario, risk-free rate of 0.11%, and volatility of 78.0%.

Preferred Stock Provisions

Dividends—Before any dividends on common stock shall be declared or paid, the holders of outstanding shares of Preferred Stock (Series A, B and B-1) shall be entitled to receive dividends on an as-converted basis. Dividends to Preferred stockholders will be determined by dividing the dividend payable on each class/series of capital stock by the original issuance price of $38.34 for Series A, $1.00 for Series B and $1.00 for Series B-1 (adjusted for stock split, stock dividend, etc.) and multiplying such fraction by the Preferred Stock original issue price. As of July 4, 2021, no dividends have been declared or paid.

Liquidation—In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company (a “liquidation event”), the holders of the Series B and Series B-1 Preferred Stock are entitled to receive out of the available assets of the corporation, prior and in preference to any distribution to the holders of Series A and common stock an amount per share equal to a) two times the original issue price of $1.00 per share until August 28, 2022 or b) two times the original issue price of $1.00 per share plus an amount equal to 15% per annum accruing on two times the original issue price from August 28, 2022 through and including the date of payment, plus any dividends declared but unpaid (the “Series B-1 Liquidation Amount” or “the Series B Liquidation Amount” as applicable).

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the Series A Preferred Stock are entitled to receive out of the available assets of the corporation, less the Series B and Series B-1 Liquidation Amount, prior and in preference to any distribution to the holders of common stock, an amount per share for each share of Series A Preferred Stock held by them equal to the greater of 1) the sum of original issue price multiplied by the applicable factor (2.0 as of July 4, 2021) plus any declared but unpaid dividends on the Series A Preferred Stock; and ii) the amount per share as would have been payable if all shares of Series A Preferred Stock had been converted to common stock (the “Series A Liquidation Amount”).

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Voting—Each share of Series A Preferred Stock is entitled to voting rights equal to the number of shares of common stock it can be converted to. Series A stockholders are entitled to elect two directors of the Company and common stockholders are entitled to elect nine directors. Each share of Series B and Series B-1 Preferred Stock is not entitled to voting rights.

Conversion—At the option of the holder, each share of Series A Preferred Stock is convertible into shares of common stock. As of July 4, 2021, each share of Series A Preferred Stock was convertible into one share of common stock, adjusted for stock splits, combinations, dividends and distributions. All outstanding shares of Series A Preferred Stock will automatically be converted into shares of common stock at the then effective conversion rate upon one of the following conversion events: (i) the closing of a firm commitment underwritten IPO, provided that the aggregate gross proceeds to the Company are not less than $100.0 million; or (ii) by vote or written consent for conversion from the holders of a majority of the outstanding Preferred Stock. Each share of Series B and Series B-1 Preferred Stock is not convertible at the option of the holder.

The Series A Preferred Stock conversion ratio shall be subject to appropriate adjustments for stock splits, stock dividends, combinations, subdivisions, or recapitalization events. In addition, if the Company should issue preferred stock or common stock without consideration or for a consideration per share less than the conversion price for the Series A Preferred Stock, the conversion price for each series shall automatically be adjusted in accordance with anti-dilution provisions contained in the Company’s amended and restated certificate of incorporation.

Redemption—On or after April 12, 2024, all outstanding shares of Series A Preferred Stock will be redeemable upon written notice of at least 50% of the then outstanding Series A shares requesting redemption of all or part of the stock held by such holders. The shares shall be redeemed in up to two installments, at a price equal to the then applicable Series A Liquidation Amount. The initial redemption date shall be within sixty days of receiving written notice and the Company shall redeem at least 50% of the shares at that time. The remaining shares to be redeemed shall accrue interest at a rate of 12.0% per annum and shall be redeemed no later than six months following the initial redemption date.

Upon written request from the holders of at least 50% of the then outstanding shares of Series B Preferred Stock and Series B-1 Preferred Stock voting together as a single class, the Company will redeem the Series B Preferred Stock and Series B-1 Preferred Stock in up to two installments at a price equal to the then applicable Series B and B-1 Liquidation Amount. The Series B and Series B-1 redemption request may not be delivered prior to April 12, 2024. The initial redemption date shall be within sixty days of receiving written notice and the Company shall redeem at least 50% of the shares at that time. The remaining shares to be redeemed shall accrue interest at a rate of 12.0% per annum and shall be redeemed no later than six months following the initial redemption date. No redemption of any shares of Series B Preferred Stock or Series B-1 Preferred Stock shall occur prior to the earlier of (x) 91st day following the Latest Maturity Date, as defined in the Credit Agreement, and (y) the termination of the Credit Agreement.

Upon the sale of Common Stock in an IPO, all Series B and Series B-1 Preferred Stock will be redeemed by the Company at a price equal to the Series B and Series B-1 Liquidation Amount.

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

8.	Common Stock

The Company has authorized the issuance of 24,000,000 shares of common stock with a $0.001 par value as of July 4, 2021. As of January 3, 2021 and July 4, 2021, there were 17,462,283 shares of common stock issued and outstanding. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company. Subject to the preferences that may be applicable to any outstanding share of preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared by the board of directors. No dividends have been declared to date. As of January 3, 2021 and July 4, 2021, the Company has reserved 3,129,634 shares of common stock for issuance on an as-convertible basis related to convertible preferred stock outstanding. As of July 4, 2021, the Company has reserved 322,793 shares of common stock for issuance upon the exercise of stock options.

9.	Equity-Based Compensation

2021 Equity Plan

During April 2021, the Company’s board of directors adopted the 2021 Equity Incentive Plan (“2021 Equity Plan”). The 2021 Equity Plan provides for the issuance of incentive stock options, restricted stock, restricted stock units and other stock-based and cash-based awards to the Company’s employees, directors, and consultants. The maximum aggregate number of shares reserved for issuance under the 2021 Equity Plan is 925,000 shares, with 602,207 shares available for grant as of July 4, 2021. The Company’s board of directors administers the 2021 Plan and determines to whom options will be granted, the exercise price of options, the rates at which awards vest and the other terms and conditions of the awards issued from the 2021 Equity Plan. Options generally vest over four years and are subject to the employee’s continued employment with us. Options granted to consultants or other nonemployees generally vest over the expected service period to the Company. The options expire ten years from the date of grant. The Company issues new shares to satisfy stock option exercises.

CEO Stock Options and Special Compensation Awards

During April 2021, the Company entered into an Employment Agreement (“Employment Agreement”) with the CEO and granted stock options to purchase 322,793 shares of common stock with an exercise price of $11.35 per share, which vest based on service and performance conditions. 275,133 stock options granted to the CEO have only service vesting conditions and 47,660 stock options granted have both service and performance vesting conditions. 322,793 stock options are also subject to accelerated vesting conditions upon the occurrence of certain future events, including an IPO.

Under the Employment Agreement and subject to ongoing employment, the CEO will receive two bonuses which will be settled in fully-vested shares of the Company’s common stock equal to $3.0 million each ($6.0 million in aggregate) on March 31, 2022 and March 31, 2023 if certain future events, including an IPO, occur prior to March 31, 2022 and March 31, 2023, respectively. If such events do not occur prior to March 31, 2022 and March 31, 2023, the CEO will receive the respective bonuses in cash of $3.0 million each ($6.0 million in aggregate) if the requisite service period is performed through March 31, 2022 and March 31, 2023. The Company concluded that the two

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

bonuses are subject to the guidance within ASC 718, are liability classified and recorded within accrued expense and other current liabilities and other noncurrent liabilities. The Company records the equity-based compensation on a straight-line basis over the requisite service periods through March 31, 2022 and March 31, 2023. During the six months ended July 4, 2021, the Company recognized equity-based compensation related to the two bonuses of $1.0 million. The unrecognized equity-based compensation of $5.0 million is expected to be recognized over 1.27 years. If the IPO would have occurred as of July 4, 2021, the Company would have recognized no additional equity-based compensation expense.

Stock Options

A summary of stock option activity is as follows (in thousands, except per share amounts and years):

	Options Outstanding	Weighted- Average Exercise Price per Option	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Balance as of January 3, 2021	—	$—	—	$—
Authorized
Granted	322,793	$11.35

Outstanding as of July 4, 2021	322,793	$11.35	9.79	$4,109

Vested and exercisable as of July 4, 2021	—	$—	—	$—
Expected to vest as of July 4, 2021	322,793	$11.35	9.79	$4,109

The weighted-average grant-date fair value of options granted during the six months ended July 4, 2021 was $16.44.

The following table presents the range of assumptions used to estimate the fair value of options granted during the periods presented:

Six Months Ended July 4, 2021
Fair value of common stock	$25.86
Expected term (in years)	6.48
Expected volatility	50.62%
Risk-free rate	1.17%
Dividend yield	0%

Fair Value of Common Stock—As there is no public market for the Company’s common stock, the board of directors, with the assistance of a third-party valuation specialist, determined the fair value of the Company’s common stock at the time of the grant of stock options by considering a number of objective and subjective factors, including the Company’s actual operating and financial performance, market conditions and performance of comparable publicly-traded companies, developments and milestones in the Company, the likelihood of achieving a liquidity event and transactions involving the Company’s common stock, among other factors. The fair value of the underlying common stock was

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

determined by the board of directors. The fair value of the Company’s common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield in effect at the time the options are granted for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the option.

Expected Term—The expected term is based upon the Company’s consideration of the historical life of options, the vesting period of the option granted, and the contractual period of the option granted. The Company has a limited history of granting options, accordingly, the expected life was calculated using the simplified method.

Volatility—As the Company is not publicly traded, the expected volatility for the Company’s stock options was determined by using an average of historical volatilities of selected industry peers deemed to be comparable to the Company’s business corresponding to the expected term of the awards.

Dividend Yield—The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

During the six months ended July 4, 2021, equity-based compensation expense of $0.2 million was recorded to general and administrative expense related to the stock options. As of July 4, 2021, total unrecognized compensation cost related to unvested stock options was $4.3 million, which is expected to be recognized over a weighted average remaining service period of 3.74 years. If the IPO would have occurred as of July 4, 2021, the Company would have recognized an additional $1.3 million and $0.5 million of equity-based compensation expense related to the options only with service vesting conditions options and stock options with both performance and service vesting conditions, respectively.

Class P Units

During Q2 2020 and Q3 2020, all outstanding Class P units totaling 1,858,210 were modified to include a provision that if the employment with or service to the Company is terminated, then all outstanding Class P units that have satisfied the service-based vesting requirements will remain outstanding. 384,522 of the outstanding Class P units were also modified to include both a service condition and a performance condition. The performance-based vesting condition is satisfied upon the occurrence of a qualifying distribution event, which is generally defined as an issuance of a distribution to the Parent’s partners. As of the modification dates, the Company measured the fair value of all modified Class P units. During Q4 2020, the Parent granted an additional 1,094,861 Class P units which vest monthly over four years from the grant date and only include a service condition. If the performance-based vesting condition had occurred on July 4, 2021, the Company would have recognized $2.6 million of equity-based compensation expense for Class P unit awards that had satisfied or partially satisfied the time-based vesting condition on that date and would have approximately $0.6 million of unrecognized compensation cost that represents the Class P unit awards which have not met the time-based condition as of July 4, 2021.

The Company recorded equity-based compensation expense of $8.4 million and $0.9 million during the six months ended June 28, 2020 and July 4, 2021, respectively, related to the outstanding

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

and vested service-based Class P units. As of July 4, 2021, there were 384,522 Class P units outstanding with unrecognized equity-based compensation expense of $3.2 million, and the Company has concluded that the performance-based condition was not met and accordingly, no expense has been recognized during the six months ended June 28, 2020 and July 4, 2021.

Pre-Vesting Distributions

During the six months ended July 4, 2021, there was one employee that was terminated and $0.5 million of pre-vesting distributions were forfeited. Pre-vesting distributions totaling $2.9 million will be recognized when both the service-based condition and the performance-based vesting conditions of the underlying Class P units are met. As of July 4, 2021, the performance-based condition was not met and no compensation expense associated with the pre-vesting distributions has been recognized. If the performance-based vesting condition had occurred on July 4, 2021, the Company would have recognized $2.4 million of equity-based compensation expense for pre-vesting distributions that had satisfied or partially satisfied the time-based vesting condition on that date and would have approximately $0.5 million of unrecognized compensation cost that represents the pre-vesting distributions which have not met the time-based condition as of July 4, 2021.

The following table summarizes the rollforward of unvested Class P units for July 4, 2021:

	Unvested Class P units	Weighted- Average Fair Value per Unit
Balance at January 3, 2021	1,729,938	$5.33
Units granted	—	—
Units vested	(199,398)	4.43
Units forfeited	(58,184)	8.45

Balance at July 4, 2021	1,472,356	$5.33

As of July 4, 2021, the unrecognized equity-based compensation expense for all Class P units with a service condition of $5.1 million will be recognized over a weighted-average period of 3.1 years.

10.	Income Taxes

The Company’s quarterly tax provision was calculated using a discrete approach, as allowed by FASB ASC 740, Income Taxes. The discrete method is applied when it is not possible to reliably estimate the annual effective tax rate. The Company believes the use of the discrete method is more appropriate than the annual effective rate method at this time because of the uncertainties that have resulted from the COVID-19 pandemic.

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

All of the Company’s income (loss) before income taxes is from the United States. The following table presents the components of the provision for income taxes (in thousands):

	Six months ended
	June 28,	July 4,
	2020	2021
Income (loss) before provision for income taxes	$(15,096)	$10,428
Provision for income taxes	(433)	(3,459)

Effective tax rate	(2.9)%	33.2%

The Company’s effective tax rate for the six months ended June 28, 2020 differs from the federal income tax rate of 21% primarily due to non-deductible equity-based compensation expenses.

The Company’s effective tax rate for the six months ended July 4, 2021 differs from the federal income tax rate of 21% primarily due to state taxes and non-deductible equity-based compensation expenses.

11.	Related Party Transactions

Transactions with the Parent

Certain of the Company’s transactions with the Parent are classified as a component within additional paid-in capital in the condensed consolidated statements of stockholder’s deficit as there are no defined payments or other terms associated with these transactions. Such transactions included equity-based compensation related to outstanding Class P units of $8.4 million in the six months ended June 28, 2020 and equity-based compensation expense related to outstanding Class P units of $0.9 million during the six months ended July 4, 2021.

Series B Redeemable Preferred Stock Issuance

The Series B Preferred Stock shares purchased by entities related to current employees, board members, and service providers were recorded at fair value and the excess of the fair value of $2.21 per share over the consideration paid of $1.00 per share was recorded as equity-based compensation of $8.6 million in the six months ended June 28, 2020. The Series B Preferred Stock shares purchased by an existing Series A stockholder was recorded at fair value and excess of the fair value of $2.21 per share over the consideration paid of $1.00 per share was recorded as a deemed dividend of $0.5 million in additional paid-in capital in the six months ended June 28, 2020.

Series B-1 Redeemable Preferred Stock Issuance

The Series B-1 Preferred Stock shares purchased by current executives were recorded at fair value and the excess of the fair value of $2.02 per share over the consideration paid of $1.00 per share was recorded as equity-based compensation of $1.5 million in the six months ended July 4, 2021.

Advance to/from Parent

An additional $37,000 was advanced to the Company from the Parent during the six months ended June 28, 2020. During the six months ended June 28, 2020, the Company repaid the $2.0 million of

LULU’S FASHION LOUNGE HOLDINGS, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

advances from the Parent plus accrued interest of $0.1 million, which repayment was used by the Parent to pay accrued Class P unit distributions to certain current employees of the Company.

Management & Consulting Fees

The Company has accrued for management and consulting fees to H.I.G. Capital, LLC (“H.I.G.”, the Parent’s ultimate parent), Institutional Venture Partners (Series A Preferred Stockholder), and certain board members. Expenses for such services were $0.3 million to H.I.G and $0.2 million to other related parties for the six months ended June 28, 2020 and were $0.3 million to H.I.G. and $0.2 million to other related parties for the six months ended July 4, 2021. There were $0.2 million of accrued liabilities and $0.8 million of accounts payable related to these services as of January 3, 2021 and $0.3 million of accrued liabilities and $1.0 million of accounts payable related to these services as of July 4, 2021.

Operating Leases

The Company leases operations and warehouse spaces from a limited partner of the Parent and a Series B Preferred Stockholder of the Company. Total rent expense to the related party was $74,794 and $24,230 for the six months ended June 28, 2020 and July 4, 2021, respectively.

12.	Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through September 20, 2021, which is the date that the financial statements were available to be issued.

Affordable Luxury

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission (the “SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”), filing fee, and the Nasdaq (the “Exchange”) listing fee.

SEC Registration Fee	$11,646
FINRA Filing Fee	19,346
Exchange Listing Fee	170,000
Printing and Engraving Expenses	613,000
Legal Fees and Expenses	2,000,000
Accounting Fees and Expenses	1,300,000
Transfer Agent and Registrar Fees	4,500
Miscellaneous Fees and Expenses	144,300

Total	$4,262,792

*	To be completed by amendment.

ITEM 14. Indemnification of Directors and Officers.

The Registrant is governed by the Delaware General Corporation Law (the “DGCL”). Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The Registrant’s amended and restated certificate of incorporation authorizes the indemnification of its officers and directors, consistent with Section 145 of the DGCL. Reference is made to

Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit. As permitted by the DGCL, we have included in our amended and restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our amended and restated certificate of incorporation and bylaws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

The Registrant intends to enter into indemnification agreements with each of its directors. These agreements, among other things, will require the Registrant to indemnify each director to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director.

The Registrant maintains directors’ and officers’ liability insurance for the benefit of its directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant’s directors and officers by the underwriters against certain liabilities.

ITEM 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold or granted by us during the three years preceding the filing of this registration statement:

On June 5, 2020, we issued an aggregate of 7,500,001 shares of our Series B Preferred Stock at a price per share of $1.00 for aggregate proceeds to us of $7,500,001.00.

On March 31, 2021, we issued an aggregate of 1,450,000 shares of our Series B-1 Preferred Stock at a price per share of $1.00 for aggregate proceeds to us of $1,450,000.00.

No underwriters were used in the foregoing transaction. The sale of securities described in paragraph (1) above was deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering. All of the purchasers in this transaction represented to us in connection with their purchase that they were acquiring the shares for investment and not distribution, and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

ITEM 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description of Exhibits

1.1	Form of Underwriting Agreement.

3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon consummation of this offering.

3.2	Form of Amended and Restated Bylaws of the Registrant, to be effective upon consummation of this offering.

4.1	Form of Common Stock Certificate.

4.2*	Investors’ Rights Agreement, dated as of April 12, 2018, among the Registrant, the Investors listed on Schedule A thereto, Lulu’s Holdings, L.P. and LFL Acquisition Corp.

5.1	Opinion of Latham & Watkins LLP.

10.1	Omnibus Equity Plan and Form of Stock Option Agreement and Restricted Stock Unit Agreement.

10.2	2021 Employee Stock Purchase Plan.

10.3	Form of Stock Award Agreement (Evidencing Common Stock Received in Respect of Class P Units).

10.4*	2021 Equity Incentive Plan.

10.5*	Stock Option Agreement and Grant Notice between the Registrant and David W. McCreight under the 2021 Equity Incentive Plan.

10.6*	Special Compensation Award Agreement and Grant Notice between the Registrant and David W. McCreight under the 2021 Equity Incentive Plan.

10.7*	Employment Agreement, dated as of April 15, 2021, among, Lulu’s Fashion Lounge, LLC, the Registrant and David W. McCreight.

10.8	Form of Indemnification Agreement.

10.9*	Credit Agreement, dated as of August 28, 2017, among Lulu’s Fashion Lounge, LLC, Lulu’s Fashion Lounge Parent, LLC, Credit Suisse AG, Cayman Islands Branch, the Lenders party thereto, Credit Suisse Securities (USA) LLC, Lazard Middle Market LLC and Monroe Capital Management Advisors, LLC.

10.10*	Amendment No. 1 to the Credit Agreement, dated as of February 12, 2018, among Lulu’s Fashion Lounge, LLC, Lulu’s Fashion Lounge Parent, LLC, the Lenders party thereto and Credit Suisse AG, Cayman Islands Branch.

10.11*	Amendment No. 2 to the Credit Agreement, dated as of April 25, 2018, among Lulu’s Fashion Lounge, LLC, Lulu’s Fashion Lounge Parent, LLC, the Lenders party thereto and Credit Suisse AG, Cayman Islands Branch.

10.12*	Waiver and Amendment No. 3 to the Credit Agreement, dated as of February 15, 2019, among Lulu’s Fashion Lounge, LLC, Lulu’s Fashion Lounge Parent, LLC, the Lenders party thereto and Credit Suisse AG, Cayman Islands Branch.

10.13*	Waiver and Amendment No. 4 to the Credit Agreement, dated as of May 30, 2019, among Lulu’s Fashion Lounge, LLC, Lulu’s Fashion Lounge Parent, LLC, the Lenders party thereto and Credit Suisse AG, Cayman Islands Branch.

Exhibit Number	Description of Exhibits

10.14*	Commercial Lease Agreement, dated as of October 26, 2016, between Hegan Lane Partnership and Lulu’s Fashion Lounge, Inc.

10.15*	Addendum to the Commercial Lease Agreement, dated as of September 6, 2019, between Hegan Lane Partnership and Lulu’s Fashion Lounge, Inc.

10.16*	Commercial Lease Agreement, dated as of October 26, 2017, between the Winter Family Trust and the Registrant.

10.17*	Lease Agreement, dated as of January 7, 2019, between Chrin-Carson Development, LLC and the Registrant.

10.18*	First Amendment to Lease, dated as of February 24, 2019, between Chrin-Carson Development, LLC and the Registrant.

10.19*	Transactions Services Agreement, dated as of July 25, 2014, between H.I.G. and Lulu’s Holdings, LLC.

10.20*	Professional Services Agreement, dated as of July 25, 2014, between H.I.G. and Lulu’s Holdings, LLC.

10.21	Form of Registration Rights Agreement among the Registrant and certain of its stockholders to be in effect after the closing of the offering.

10.22	Form of Stockholders Agreement among the Registrant, H.I.G. Growth Partners—Lulu’s, L.P., entities affiliated with IVP and Canada Pension Plan Investment Board to be in effect after the closing of the offering.

21.1	List of Subsidiaries of the Registrant.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Latham & Watkins LLP (included in the opinion filed as Exhibit 5.1 hereto).

24.1*	Power of Attorney (included on signature page to S-1 filed on October 12, 2021).

*	Previously filed.

(b) Financial statement schedules.

No financial statements are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

For the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)

For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser.

(a)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chico, State of California, on the 1st day of November, 2021.

LULU’S FASHION LOUNGE HOLDINGS, INC.

By:	/s/ David McCreight
Name: David McCreight
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David McCreight David McCreight	Chief Executive Officer and Director (Principal Executive Officer)	November 1, 2021

/s/ Crystal Landsem Crystal Landsem	Chief Financial Officer (Principal Financial and Accounting Officer)	November 1, 2021

* Thomas Belatti	Director	November 1, 2021

* Evan Karp	Director	November 1, 2021

* Danielle Qi	Director	November 1, 2021

* John Black	Director	November 1, 2021

* Michael Mardy	Director	November 1, 2021

* Eric Liaw	Director	November 1, 2021

* Colleen Winter	Director	November 1, 2021

* Debra Cannon	Director	November 1, 2021

By:	/s/ David McCreight
David McCreight Attorney-in-Fact